33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX:TRUSTMIT J26397 SWIFT Address:MTRBJPJT

November 20, 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Mitsui Trust Holdings

~~The Chuo Mitsui Trust and Banking Company, Limited~~
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

SUPPL

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release to the Commission:

- **FINANCIAL STATEMENTS FOR THE FIRST HALF OF FY 2007 <CONSOLIDATED>**
- **CHUO MITSUI TRUST GROUP ANNUAL REPORT 2007**
- **REVISION OF PROJECTIONS FOR DIVIDEND PER SHARE FOR THE FISCAL YEAR ENDING MARCH 31, 2008**

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Senior Manager
Global Finance Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479



November 19, 2007

To whom it may concern:

Chuo Mitsui Trust Holdings, Inc.
Code No.: 8309

Revision of Projections for Dividend per Share for the Fiscal Year Ending March 31, 2008

Chuo Mitsui Trust Holdings, Inc. (the "Company") hereby announces the following revision of projection for dividend per share on common stock for the fiscal year ending March 31, 2008.

1. Background and reasons for the revision

We make a revision (increase of dividend) in order to increase the return of earnings to shareholders.

2. Revision for dividend per share on common stock

	Dividend per share		
Record Date	Interim-dividends	Year-end dividends	Annual dividends
Previously announced projection (Announced on May 18, 2007)	-	Yen 5 Sen 00	Yen 5 Sen 00
Revised projection	-	**Yen 7 Sen 00**	**Yen 7 Sen 00**
Actual result for fiscal year ended March 31, 2007	-	Yen 5 Sen 00	Yen 5 Sen 00

* The projection of dividend on Class II and Class III of preferred stocks for the fiscal year ending March 31, 2008 shall remain the same as previously announced.

Chuo Mitsui Trust Holdings, Inc.

Financial Statements for the First Half of FY 2007<Consolidated>

33-1, Shiba 3-chome, Minato-ku, Tokyo 105-8574 Japan
Listed Stock Exchanges Tokyo, Osaka, Nagoya
Stock Code Number: 8309
(URL http://www.chuomitsui.jp/)
Date of Board of Directors' Meeting: November 19, 2007
President: Kazuo Tanabe



1.Financial Highlights for FY 2007 (from April 1, 2007 to September 30, 2007)

(1) Operating Results

<Note>Amounts less than million yen are omitted

FY	Ordinary Income	[year on year change]	Ordinary Profits	[year on year change]	Net Income	[year on year change]
	yen in millions	%	yen in millions	%	yen in millions	%
1st Half '07	239,355	11.7	64,068	(6.5)	35,572	(46.9)
1st Half '06	214,259	(4.2)	68,498	1.2	66,981	14.2
'06	447,101		159,973		112,793	

FY	Net Income per Common Share(Basic)	Net Income Per Common Share(Diluted)
	yen	yen
1st Half '07	38.03	19.82
1st Half '06	78.62	38.46
'06	123.33	62.88

Note: 1 Equity in Earnings from Investments in Affiliates

1st Half of Year Ended September 30,2007:410 million
1st Half of Year Ended September 30, 2006:578 million
The Year Ended March 31,2007:802 million

2.Percentage figures represent rate of increase or decrease in comparison with the same period previous year

(2) Financial Conditions

FY	Total Assets	Net Assets	Net Assets Ratio	Net Assets per Common Share	Consolidated BIS Ratio (Uniform domestic standard)
	yen in millions	yen in millions	%	yen in millions	%
1st Half '07	13,371,788	1,088,081	6.8	628.37	*Preliminary* 12.76
1st Half '06	13,415,233	993,506	6.6	540.69	12.50
'06	14,090,523	1,137,364	7.1	661.98	12.13

(3) Conditions of Cash Flow

FY	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the End of the Period
	yen in millions	yen in millions	yen in millions	yen in millions
1st Half '07	356,416	(399,404)	(44,818)	215,603
1st Half '06	(119,904)	(89,934)	(19,173)	122,562
'06	521,847	(568,004)	(2,754)	303,133

2.Dividends

	Dividends per share		
Record Date	Interim	Fiscal Year-end	Annual
	Yen	Yen	Yen
Fiscal Year 2006	-	5.00	5.00
Fiscal Year 2007	-		7.00
Fiscal Year 2007 (Estimate)		7.00	

3.Estimate for Fiscal Year 2007 (from April 1, 2007 to March 31, 2008)

	Ordinary Income	[year on year change]	Ordinary Profits	[year on year change]	Net Income	[year on year change]	Estimate of Net Income per Common Share
	yen in millions	%	yen in millions	%	yen in millions	%	Yen
Annual	470,000	5.1	155,000	(3.1)	85,000	(24.6)	82.02

The above estimates are based on information available at this moment and plan. Actual results may differ form the estimates, depending on future events.

4.Others

(1) Changes in the important Subsidiaries and Affiliates (Specified Subsidiary):None

(2) Changes in the Principles, Procedures and Formats of Accounting

①Changes due to changes in the accounting standards Yes

②Changes other than ① No

(3) Number of Shares Issued

Common Stocks As of 1st Half of Year Ended September 30,2007 : 987,551,267
As of 1st Half of Year Ended September 30,2006 : 905,275,916
As of the Year Ended Mach 31, 2007 : 905,329,045

Treasury Stocks As of 1st Half of Year Ended September 30,2007 : 261,867
As of 1st Half of Year Ended September 30,2006 : 1,633,872
As of the Year Ended Mach 31,2007 : 213,109

Chuo Mitsui Trust Holdings, Inc.
Consolidated Balance Sheets

(in millions of yen)	1st Half '07 (A)	1st Half '06 (B)	(A)-(B)	'06 (C)	(A)-(C)
ASSETS					
Cash and due from banks	365,844	217,044	148,800	498,096	(132,252)
Call loans and bills bought	120,662	258,827	(138,165)	111,121	9,541
Receivables under resale agreements	-	900	(900)	-	-
Receivables under securities borrowing transactions	65,667	79,056	(13,389)	80,099	(14,432)
Monetary claims bought	109,958	101,926	8,032	104,146	5,812
Trading assets	49,823	55,373	(5,549)	52,803	(2,980)
Money held in trust	2,652	5,996	(3,343)	2,710	(58)
Securities	4,828,015	3,944,495	883,519	4,511,730	316,284
Loans and bills discounted	7,607,595	7,134,648	472,946	7,377,362	230,232
Foreign exchanges	928	943	(14)	940	(11)
Other assets	350,995	333,054	17,940	351,678	(683)
Tangible fixed assets	134,177	207,415	(73,237)	203,672	(69,494)
Intangible fixed assets	71,163	50,705	20,457	77,163	(6,000)
Deferred tax assets	88,067	158,058	(69,990)	82,850	5,217
Customers' liabilities for acceptances and guarantees	661,158	934,982	(273,824)	711,121	(49,963)
Reserve for possible loan losses	(84,920)	(68,193)	(16,726)	(74,974)	(9,946)
Total assets	**14,371,788**	**13,415,233**	**956,555**	**14,090,523**	**281,265**
LIABILITIES					
Deposits	8,066,011	8,211,363	(145,351)	8,143,660	(77,649)
Negotiable certificates of deposit	406,250	325,670	80,580	386,050	20,200
Call money and bill sold	606,904	291,238	315,666	547,378	59,526
Payables under repurchase agreements	93,050	52,416	40,633	114,467	(21,416)
Payables under securities lending transactions	1,473,299	849,192	624,106	1,062,543	410,755
Commercial paper	-	1,500	(1,500)	-	-
Trading liabilities	5,687	5,364	323	4,398	1,289
Borrowed money	468,670	207,897	260,772	393,235	75,434
Foreign exchanges	3	5	(2)	48	(45)
Subordinated bonds	189,224	211,969	(22,745)	195,119	(5,895)
Subordinated convertible bonds	34	106	(72)	47	(13)
Payables to trust account	1,129,956	1,152,569	(22,612)	1,222,593	(92,636)
Other liabilities	149,626	139,130	10,496	131,796	17,830
Reserve for bonus payment	3,578	3,167	410	3,247	330
Reserve for retirement benefits	2,074	1,958	116	2,107	(33)
Reserve for retirement benefits for directors and corporate auditors	1,310	-	1,310	1,060	249
Reserve for possible losses related to land trust	6,956	8,709	(1,753)	9,934	(2,978)
Deferred tax liabilities	19,911	24,483	(4,572)	24,346	(4,435)
Acceptances and guarantees	661,158	934,982	(273,824)	711,121	(49,963)
Total liabilities	**13,283,707**	**12,421,726**	**861,980**	**12,953,158**	**330,548**
NET ASSETS					
Common stock and preferred stock	261,608	261,579	29	261,608	-
Capital surplus	127,344	126,305	1,039	127,342	2
Retained earnings	405,381	332,995	72,386	378,812	26,568
Treasury stock	(250)	(1,188)	938	(195)	(54)
Total owners' equity	794,084	719,691	74,393	767,568	26,516
Net unrealized gains on available-for-sale securities	212,222	192,824	19,397	259,248	(47,026)
Net deferred losses on hedging instruments, net of taxes	(7,469)	(7,723)	253	(7,439)	(30)
Land revaluation defference	(15,532)	(15,527)	(5)	(15,532)	-
Foreign currency translation adjustments	333	(425)	758	53	280
Total valuation and translation adjustments	189,553	169,148	20,405	236,329	(46,776)
Minority interest	104,442	104,667	(224)	133,467	(29,024)
Total net assets	**1,088,081**	**993,506**	**94,574**	**1,137,364**	**(49,283)**
Total liabilities and net assets	**14,371,788**	**13,415,233**	**956,555**	**14,090,523**	**281,265**

<Note>Amounts less than one million yen are omitted

Chuo Mitsui Trust Holdings, Inc.
Consolidated Statements of Income

(in millions of yen)	1st Half '07 (A)	1st Half '06 (B)	(A)-(B)	'06 (C)
Ordinary income	**239,355**	**214,259**	**25,095**	**447,101**
Trust fees	35,948	37,228	(1,279)	75,565
Interest income	103,087	67,018	36,069	161,448
Interest on loans and bills discounted	55,464	37,083	18,381	84,450
Interest and dividends on securities	43,877	27,102	16,775	70,958
Fees and commissions	66,531	62,694	3,837	133,119
Trading gains	1,394	2,516	(1,122)	3,291
Other operating income	1,254	2,728	(1,473)	6,491
Other income	31,139	42,074	(10,935)	67,185
Ordinary expenses	**175,287**	**145,760**	**29,526**	**287,127**
Interest expenses	48,342	25,889	22,453	62,607
Interest on deposits	19,178	10,180	8,998	25,456
Fees and commissions	7,758	8,199	(440)	15,059
Trading losses	-	89	(89)	120
Other operating expenses	3,345	3,307	37	5,846
General and administrative expenses	69,595	66,911	2,683	121,725
Other expenses	46,245	41,363	4,881	81,768
Ordinary profits	**64,068**	**68,498**	**(4,430)**	**159,973**
Extraordinary profits	**3,842**	**18,806**	**(14,964)**	**20,904**
Extraordinary losses	**304**	**206**	**98**	**1,245**
Income before income taxes and minority interests	**67,606**	**87,099**	**(19,492)**	**179,632**
Provision for income taxes	**7,671**	**6,434**	**1,237**	**19,003**
Deferred income taxes	**21,160**	**10,563**	**10,597**	**41,905**
Minority interests in net income	**3,201**	**3,120**	**80**	**5,930**
Net income	**35,572**	**66,981**	**(31,408)**	**112,793**

<Note>Amounts less than one million yen are omitted

Consolidated statement of changes in Net Assets

(from April 1, 2007 to September 30, 2007)

	Owners' equity				
	Common stock and preferred stock	Capital surplus	Retained earnings	Treasury stock	Total owners' equity
Balance at the end of previous period	261,608	127,342	378,812	(195)	767,568
Changes of items during the period					
Dividends from surplus	-	-	(9,003)	-	(9,003)
Net income	-	-	35,572	-	35,572
Acquisition of treasury stock	-	-	-	(74)	(74)
Disposal of treasury stock	-	2	-	19	22
Net changes of items other than owners' equity	-	-	-	-	-
Total changes of items during the period	-	2	26,568	(54)	26,516
Balance at the end of the current period	261,608	127,344	405,381	(250)	794,084

	Valuation and translation adjustments					Minority interests	Total net assets
	Net unrealized gains on available-for-sale securities,net of tax	Net deferred gains(losses) on hedging instruments, net of tax	Land revaluation defference	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance at the end of previous period	259,248	(7,439)	(15,532)	53	236,329	133,467	1,137,364
Changes of items during the period							
Dividends from surplus	-	-	-	-	-	-	(9,003)
Net income	-	-	-	-	-	-	35,572
Acquisition of treasury stock	-	-	-	-	-	-	(74)
Disposal of treasury stock	-	-	-	-	-	-	22
Net changes of items other than owners' equity	(47,026)	(30)	-	280	(46,776)	(29,024)	(75,800)
Total changes of items during the period	(47,026)	(30)	-	280	(46,776)	(29,024)	(49,283)
Balance at the end of the current period	212,222	(7,469)	(15,532)	333	189,553	104,442	1,088,081

<Note>Amounts less than one million yen are omitted

Chuo Mitsui Trust Holdings, Inc.
Consolidated Statements of Cash Flows

(in millions of yen)	1st Half '07 (A)	1st Half '06 (B)	(A)-(B)	'06 (C)
1.Operating activities:				
Income before income taxes and minority interests	67,606	87,099	(19,492)	179,632
Depreciation and amortization	20,206	20,989	(783)	42,043
Amortization of goodwill	912	72	839	985
Equity in earnings of associated companies	(410)	(578)	168	(802)
Increase (decrease) in allowance for possible loan losses	10,138	7,463	(2,674)	14,933
Increase (decrease) in reserve for bonus payment	352	(19)	372	60
Increase (decrease) in reserve for retirement benefits	58	115	(56)	265
Increase (decrease) in reserve for retirement benefits for directors and corporate auditors	281	-	281	1,060
Increase (decrease) in reserve for possible losses related to land trust	(2,978)	(829)	(2,148)	395
Interest income	(103,087)	(67,018)	(36,069)	(161,448)
Interest expenses	48,342	25,889	22,453	62,607
Net gain on securities	(8,657)	(4,521)	(4,135)	(14,314)
Gain on money held in trust	-	(170)	170	(1,413)
Foreign exchange (gains) losses	11,570	2,098	9,472	2,875
Losses (gains) on disposals of fixed assets	227	203	24	537
Decrease (increase) in trading assets	2,980	(10,489)	13,470	(7,920)
Increase (decrease) in trading liabilities	1,289	(1,581)	2,870	(2,547)
Decrease (increase) in loans and bills discounted	(210,071)	157,439	(367,511)	(85,274)
Increase (decrease) in deposits	(78,041)	(168,833)	90,792	(239,802)
Increase (decrease) in negotiable certificates of deposits	20,200	(101,090)	121,290	(40,710)
Increase (decrease) in borrowed money (excluding subordinated borrowings)	125,808	49,451	76,356	232,289
Decrease (increase) in due from banks (excluding cash equivalents)	44,721	(14,383)	59,105	(114,865)
Decrease (increase) in call loans and bills bought	(15,360)	(87,131)	71,770	52,578
Decrease (increase) in receivables under securities borrowing transactions	14,432	(4,813)	19,245	(5,856)
Increase (decrease) in call money and bills sold	38,109	(88,741)	126,851	229,448
Increase (decrease) in commericial paper	-	1,500	(1,500)	-
Increase (decrease) in payables under securities lending transactions	410,755	8,780	401,974	222,131
Decrease (increase) in foreign exchanges (assets)	11	36,655	(36,643)	36,658
Increase (decrease) in foreign exchanges (liabilities)	(45)	(41)	(3)	0
Increase (decrease) in payable to trust account	(92,636)	(8,708)	(83,927)	61,314
Interest income (cash basis)	105,338	70,621	34,717	159,560
Interest expenses (cash basis)	(43,833)	(22,311)	(21,521)	(52,415)
Other—net	1,812	(1,770)	3,582	(34,662)
Subtotal	370,034	(114,653)	484,688	537,348
Income taxes paid	(13,618)	(5,250)	(8,367)	(15,500)
Net cash used in operating activities	356,416	(119,904)	476,321	521,847
2.Investing activities:				
Purchase of securities	(1,370,508)	(1,300,659)	(69,848)	(3,017,378)
Proceeds from sales of securities	404,957	149,515	255,442	757,484
Proceeds from redemptions of securities	574,626	1,090,260	(515,633)	1,764,186
Decrease in money held in trust	-	1,965	(1,965)	5,349
Purchases of tangible fixed assets	(11,139)	(18,048)	6,909	(30,253)
Proceeds from sales of tangible fixed assets	573	2,708	(2,134)	(3,201)
Purchases of intangible fixed assets	(6,578)	(7,135)	556	(13,734)
Proceeds from sales of intangible fixed assets	264	215	48	1,391
Purchases of stock of consolidated subsidiaries	-	(8,754)	8,754	(38,252)
Proceeds from sales of stock of consolidated subsidiaries	8,399	-	8,399	-
Net cash (used in) provided by investing activities	(399,404)	(89,934)	(309,470)	(568,004)
3.Financing activities:				
Proceeds from subordinated borrowings	-	-	-	2,500
Payment of subordinated borrowings	-	(7,000)	7,000	(7,000)
Redemption of subordinated bonds and subordinated convertible bonds	(3,660)	-	(3,660)	(17,000)
Issuance of capital stock to minority interests	-	-	-	33,000
Redemption of capital stock to minority interests	(29,600)	-	(29,600)	-
Dividends paid	(9,003)	(8,569)	(434)	(8,569)
Dividends paid for minority interests	(2,489)	(3,499)	1,010	(5,450)
Purchase of treasury stock	(74)	(111)	36	(246)
Proceeds from sales of treasury stock	8	6	1	12
Net cash used in financing activities	(44,818)	(19,173)	(25,645)	(2,754)
4.Foreign currency translation adjustments on cash and cash equivalents	276	112	164	582
5.Net decrease in cash and cash equivalents	(87,530)	(228,900)	141,369	(48,329)
6.Cash and cash equivalents, beginning of year	303,133	351,462	(48,329)	351,462
7.Cash and cash equivalents, end of period	215,603	122,562	93,040	303,133

<Note>Amounts less than one million yen are omitted

Financial Highlights for 1H.FY3/08

November 19, 2007


Chuo Mitsui Trust Holdings, Inc.

The Point of Explanation

I Summary of Business Results for 1H.FY3/08

1. Summary of Profit and Loss

(1) Chuo Mitsui Trust Holdings, non-consolidated basis

(Unit: yen billion)

	No.	1H.FY3/08	Change	1H.FY3/07	1H.FY3/08 Outlook*
Operating income	1	31.4	6.6	24.7	31.0
Operating profit	2	27.9	6.1	21.8	27.0
Ordinary profit	3	27.7	6.1	21.5	27.0
Net income	4	27.7	6.1	21.6	27.0

*Announced on May 18, 2007

(2) Chuo Mitsui Trust Holdings, consolidated basis

(Unit: yen billion)

	No.	1H.FY3/08	Change	1H.FY3/07	1H.FY3/08 Outlook*
Ordinary income	5	239.3	25.0	214.2	220.0
Ordinary profit	6	64.0	(4.4)	68.4	65.0
Net income	7	35.5	(31.4)	66.9	35.0

*Announced on May 18, 2007

Subsidiaries and affiliates

(Unit: No. of company)

	No.	End-09/07	Change	End-09/06
Number of consolidated subsidiaries	8	26	(1)	27
No. of affiliates accounted for by the equity methods	9	3	-	3

(3) Combined non-consolidated basis for The Chuo Mitsui Trust and Banking [CMTB] and Chuo Mitsui Asset Trust and Banking [CMAB]

(Unit: yen billion)

	No.	1H.FY3/08	Change	1H.FY3/07	1H.FY3/08 Outlook*
Pre-provision profit	10	81.5	4.7	76.8	75.0
Net operating profit	11	73.4	6.2	67.1	73.0
Ordinary profit	12	63.7	(3.5)	67.2	65.0
Net income	13	40.5	(29.5)	70.1	40.0

*Announced on May 18, 2007

2. Summary of Profit and Loss of Two Bank Subsidiaries

【Combined non-consolidated basis for CMTB and CMAB】 (Unit: yen billion)

	No.	1H.FY3/08	Change	1H.FY3/07
Gross operating profit	1	136.7	12.0	124.6
[Gross operating profit(after trust a/c credit costs)]	2	[135.6]	[13.8]	[121.7]
Banking business related profit	3	69.3	9.6	59.6
Net interest income	4	58.3	13.1	45.2
Domestic	5	56.6	12.5	44.0
International	6	1.6	0.5	1.1
Fees on loan trusts and JODMTs*, before trust a/c credit costs	7	11.0	(3.4)	14.4
Asset management business profit	8	68.1	3.9	64.1
Net fees and commissions	9	42.0	3.6	38.4
Trust fees	10	26.0	0.2	25.7
Net trading profit	11	1.3	(1.0)	2.4
Net other operating profit	12	(2.1)	(0.5)	(1.5)
Net bond related profit	13	(0.1)	2.3	(2.4)
Operating expense (minus)	14	55.1	7.2	47.8
Personnel related (minus)	15	22.3	7.9	14.3
Non-Personnel related (minus)	16	30.1	(1.1)	31.3
Business taxes (minus)	17	2.6	0.4	2.1
Pre-provision profit	18	81.5	4.7	76.8
[Excluding net bond related profit]	19	[81.7]	[2.4]	[79.2]
Transfer to the general reserve (minus)	20	6.9	0.3	6.6
Net operating profit before trust a/c credit costs	21	74.5	4.4	70.1
Trust a/c credit costs (minus)	22	1.1	(1.8)	2.9
Net operating profit	23	73.4	6.2	67.1
Net other profit	24	(9.7)	(9.8)	0.1
Net stock related profit	25	8.3	1.0	7.2
Banking a/c credit costs (minus)	26	8.8	4.8	3.9
Recurring profit	27	63.7	(3.5)	67.2
Extraordinary profit	28	3.0	(15.1)	18.1
Net transfer from reserve for possible loan losses [Note]	29	-	(0.0)	0.0
Gains on partial withdrawal of employee retirement benefit trust	30	-	(15.8)	15.8
Net income before income tax	31	66.7	(18.6)	85.4
Current income taxes (minus)	32	5.5	0.9	4.6
Deferred income taxes (minus)	33	20.6	9.9	10.6
Net income	34	40.5	(29.5)	70.1

*JODMTs : Jointly Operated Designated Money Trust

[Note] In 1H.FY3/07, net of transfer from general reserve for possible loan losses is posted as extraordinary profit for CMAB.

	No.	1H.FY3/08	Change	1H.FY3/07
Credit Costs (minus)	35	16.9	3.3	13.6

	No.	1H.FY3/08	Change	1H.FY3/07
Overhead Ratio	36	40.3%	1.9%	38.4%

【Combined non-consolidated basis for CMTB and CMAB】 (Unit: yen billion)

	No.	CMTB, non-consolidated basis			CMAB, non-consolidated basis		
		1H.FY3/08	Change	1H.FY3/07	1H.FY3/08	Change	1H.FY3/07
Gross operating profit	1	115.3	10.3	104.9	21.4	1.6	19.7
[Gross operating profit(after trust a/c credit costs)]	2	[114.2]	[12.2]	[101.9]	[21.4]	[1.6]	[19.7]
Banking business related profit	3	69.4	9.7	59.6	(0.0)	(0.0)	(0.0)
Net interest income	4	58.3	13.1	45.2	(0.0)	(0.0)	(0.0)
Domestic	5	56.6	12.5	44.0	(0.0)	(0.0)	(0.0)
International	6	1.6	0.5	1.1	-	-	-
Fees on loan trusts and JODMTs*, before trust a/c credit costs	7	11.0	(3.4)	14.4	-	-	-
Asset management business profit	8	46.6	2.2	44.4	21.4	1.7	19.7
Net fees and commissions	9	42.8	2.1	40.7	(0.7)	1.5	(2.3)
Trust fees	10	3.7	0.1	3.6	22.2	0.1	22.1
Net trading profit	11	1.3	(1.0)	2.4	-	-	-
Net other operating profit	12	(2.1)	(0.5)	(1.5)	-	(0.0)	0.0
Net bond related profit	13	(0.1)	2.3	(2.4)	-	(0.0)	0.0
Operating expense (minus)	14	47.9	6.5	41.3	7.2	0.7	6.5
Personnel related (minus)	15	19.3	7.2	12.0	2.9	0.7	2.2
Non-Personnel related (minus)	16	25.9	(1.1)	27.1	4.1	0.0	4.1
Business taxes (minus)	17	2.5	0.4	2.1	0.1	0.0	0.0
Pre-provision profit	18	67.4	3.8	63.6	14.1	0.9	13.2
[Excluding net bond related profit]	19	[67.5]	[1.4]	[66.0]	[14.1]	[0.9]	[13.2]
Transfer to the general reserve (minus)	20	6.9	0.3	6.6	-	-	-
Net operating profit before trust a/c credit costs	21	60.4	3.4	56.9	14.1	0.9	13.2
Trust a/c credit costs (minus)	22	1.1	(1.8)	2.9	-	-	-
Net operating profit	23	59.3	5.3	53.9	14.1	0.9	13.2
Net other profit	24	(9.1)	(9.9)	0.7	(0.5)	0.0	(0.6)
Net stock related profit	25	8.3	1.0	7.2	-	-	-
Banking a/c credit costs (minus)	26	8.8	4.8	3.9	-	-	-
Recurring profit	27	50.1	(4.6)	54.7	13.6	1.0	12.5
Extraordinary profit	28	3.0	(15.1)	18.1	(0.0)	(0.0)	0.0
Net transfer from reserve for possible loan losses [Note]	29	-	-	-	-	(0.0)	0.0
Gains on partial withdrawal of employee retirement benefit trust	30	-	(15.8)	15.8	-	-	-
Net income before income tax	31	53.1	(19.7)	72.9	13.6	1.0	12.5
Current income taxes (minus)	32	0.3	0.1	0.1	5.1	0.7	4.4
Deferred income taxes (minus)	33	20.3	10.2	10.1	0.3	(0.2)	0.5
Net income	34	32.4	(30.1)	62.6	8.0	0.5	7.5

*JODMTs : Jointly Operated Designated Money Trust

[Note] In 1H.FY3/07, net of transfer from general reserve for possible loan losses is posted as extraordinary profit for CMAB.

	No.						
Credit Costs (minus)	35	16.9	3.3	13.6	-	0.0	(0.0)

3. Capital Adequacy Ratio (Japanese Domestic Standard)

(1) Chuo Mitsui Trust Holdings, Consolidated basis

(Unit: yen billion, %)

	No.	End-9/07 (a)	(a-b)	End-3/07 (b)
Total Capital	1	1,087.1	45.2	1,041.8
Tier1	2	811.8	47.3	764.5
Risk Adjusted Assets	3	8,518.6	(65.5)	8,584.1
Capital Adequacy Ratio	4	12.76	0.63	12.13
Tier1 Ratio	5	9.53	0.63	8.90

(2) The Chuo Mitsui Trust and Banking, non-consolidated basis

(Unit: yen billion, %)

	No.	End-9/07 (a)	(a-b)	End-3/07 (b)
Total Capital	6	1,023.8	38.6	985.2
Tier1	7	750.8	42.0	708.8
Risk Adjusted Assets	8	8,343.8	28.5	8,315.2
Capital Adequacy Ratio	9	12.27	0.43	11.84
Tier1 Ratio	10	8.99	0.47	8.52

(3) Chuo Mitsui Asset Trust and Banking, non-consolidated basis

(Unit: yen billion, %)

	No.	End-9/07 (a)	(a-b)	End-3/07 (b)
Total Capital	11	45.1	8.1	36.9
Tier1	12	45.1	8.1	36.9
Risk Adjusted Assets	13	129.7	3.9	125.7
Capital Adequacy Ratio	14	34.76	5.36	29.40
Tier1 Ratio	15	34.76	5.36	29.40

《Methods used to calculate risk adjusted assets》

	Chuo Mitsui Trust Holdings, consolidated basis	The Chuo Mitsui Trust and Banking, non-consolidated basis	Chuo Mitsui Asset Trust and Banking, non-consolidated basis
Credit Risk Assets	Advanced Internal Ratings Based approach	Advanced Internal Ratings Based approach	Standardized Approach
Operational Risks	The Standardized Approach	The Standardized Approach	The Standardized Approach

Ⅱ Actions toward Management Objectives

1. Status of Gross Operating Profit

(1) Recomposition of Revenue Structure

Enhancement of profitability is at the top of Chuo Mitsui Trust Group's management priority. We have enhanced our gross operating profit through recomposition of revenue structure, from conventional banking business to strategic business. From last fiscal year, we are focusing more on business areas where we can expect higher profit and high growth.

For more details, please refer to our web site: http://www.chuomitsui.jp/english/english/pdf/fy200709.pdf

(2) Increasing Gross Operating Profit

Please refer to our web site as shown above.

(3) Status of Priority Segments

1. Investment trust and Annuity insurance

Please refer to our web site as shown above.

2. Real estate

Please refer to our web site as shown above.

3. Loans to individuals

(Unit: yen billion)

	End-9/06 Actual	End-3/07 Actual	End-9/07 Actual	6 months chg.
Loans to individuals (*)	2,456.5	2,579.9	2,685.0	105.0
Balance of housing loans (*)	1,991.3	2,140.9	2,269.5	128.6

(*) Balance after housing loan securitization
No securitization of housing loans since FY3/07

(Unit: yen billion)

	1H.FY3/07 Actual	2H.FY3/07 Actual	1H.FY3/08 Actual
New housing loan origination	235.4	244.6	287.5

(4) Status of Lending Business

1. Loan Portfolio

Please refer to our web site as shown above.

2. Loan Yield

Please refer to our web site as shown above.

2. Status of Asset Management Subsidiaries

Please refer to our web site as shown above.

3. US Subprime Mortgage related Investments

Investment to overseas asset backed securities (RMBS) and collateralized debt obligation (CDO)

		End-9/07	
		Acquisition cost	Unrealized gain/loss
Subprime loan related	RMBS	-	-
	CDO	-	-
Others	RMBS	-	-
	CDO	10.0	(1.0) (*)

(*) Managed synthetic CDO where reference portfolio is investment grade overseas corporates

Chuo Mitsui Trust Group holds investment trusts that have investments in ABS backed by home equity loan.

Total amount of such ABS is JPY3.1bn, out of which JPY2.9bn is rated AAA.

In addition, book value of such investment trusts totals JPY34.8bn, of which the unrealized loss is JPY 0.1bn.

III Outlook for FY3/08

(1) Chuo Mitsui Trust Holdings, non-consolidated basis

(Unit: yen billion)

	No.	1H.FY3/08 Actual	FY3/08 Outlook	Change rom FY3/07	FY3/07 Actual	FY3/08 Initial Outlook*
Operating income	1	31.4	32.0	6.2	25.8	32.0
Operating profit	2	27.9	26.0	6.4	19.6	26.0
Recurring profit	3	27.7	26.0	6.9	19.1	26.0
Net income	4	27.7	26.0	6.9	19.1	26.0
Dividends per share: common stocks	5	-	7.00yen	2.00yen	5.00yen	5.00yen
Dividends per share: Class II preferred stocks	6	-	14.40yen	-	14.40yen	14.40yen
Dividends per share: Class III preferred stocks	7	-	20.00yen	-	20.00yen	20.00yen

*Announced on May 18, 2007

(2) Chuo Mitsui Trust Holdings, consolidated basis

(Unit: yen billion)

	No.	1H.FY3/08 Actual	FY3/08 Outlook	Change from FY3/07	FY3/07 Actual	FY3/08 Initial Outlook*
Ordinary income	8	239.3	470.0	22.9	447.1	470.0
Recurring profit	9	64.0	155.0	(4.9)	159.9	155.0
Net income	10	35.5	85.0	(27.7)	112.7	85.0

*Announced on May 18, 2007

(3) Combined non-consolidated basis for The Chuo Mitsui Trust and Banking and Chuo Mitsui Asset Trust and Banking

(Unit: yen billion)

	No.	1H.FY3/08 Actual	FY3/08 Outlook	Change from FY3/07	FY3/07 Actual	FY3/08 Initial Outlook*
Pre-provision profit	11	81.5	180.0	3.0	177.0	180.0
Net operating profit	12	73.4	176.0	20.9	155.1	176.0
Recurring profit	13	63.7	150.0	(4.1)	154.1	150.0
Net income	14	40.5	90.0	(28.4)	118.4	90.0
Credit costs (minus)	15	16.9	20.0	(9.7)	29.7	20.0

*Announced on May 18, 2007

The above estimates are based on information available at this moment and plan. Actual results may differ from the estimates, depending on future events.

≪Reference≫ Financial Statements of Two Bank Subsidiaries

Summary of Business Results for 1H.FY3/08

(Unit: yen million)

	The Chuo Mitsui Trust and Banking, non-consolidated basis				Chuo Mitsui Asset Trust and Banking, non-consolidated basis			
	1H.FY3/08 (A)	(A)-(B)	1H.FY3/07 (B)	FY3/07 (Reference)	1H.FY3/08 (C)	(C)-(D)	1H.FY3/07 (D)	FY3/07 (Reference)
Ordinary Income	188,563	24,384	164,178	338,709	27,937	1,302	26,634	54,059
Ordinary Profit	50,134	(4,611)	54,746	127,161	13,607	1,054	12,553	27,003
Net Income	32,499	(30,136)	62,635	102,370	8,096	540	7,555	16,047
Number of Common Share Issued (thousand Shares)	1,418,801	92,287	1,326,514	1,336,567	600	-	600	600
Common Shares Outstanding (thousand Shares)	1,366,670	91,911	1,274,759	1,301,086	600	-	600	600
Net Income per Common Share (yen)	23.77	(25.35)	49.13	75.24	13,493.74	901.41	12,592.32	26,745.43
Total Assets	13,497,823	984,682	12,513,140	13,113,211	156,248	16,286	139,961	159,771
Net Capital	937,524	85,436	852,088	960,060	45,116	1,603	43,512	51,975
Net Capital Ratio	6.9%	0.1%	6.8%	7.3%	28.8%	(2.2%)	31.0%	32.5%
Net Capital per Common Share (yen)	404.76	64.13	340.62	415.49	75,193.65	2,672.78	75,520.87	86,626.16

(Notes) Formulas for calculating ratios are follows

Net income per common share

$$\frac{\text{Net income - Total dividends on preferred stock}}{\text{Average number of common stock during the period※}}$$

Shareholders' equity per common share

$$\frac{\text{Shareholders' equity at end of period - Deduction from shareholders' equity※※}}{\text{Number of common stock at end of period※}}$$

※excluding treasury stock

※※number of preferred stock × issue price + total dividends on preferred stock


Chuo Mitsui
Trust Group



Chuo Mitsui Trust Group

Chuo Mitsui Trust Holdings, Inc.

The Chuo Mitsui Trust and Banking Company, Limited

Chuo Mitsui Asset Trust and Banking Company, Limited

ANNUAL REPORT

2007

Year ended March 31, 2007

Services of Chuo Mitsui Trust Group

Products perfectly suited to individuals at every stage of life



60s and up

For the next generation

Asset Management

Savings Instruments Chuo Mitsui maintains a large assortment of products, such as *Super-teiki* (time deposit), *Big* (loan trusts) and large-lot term deposits, geared to the asset formation needs of individuals.

Investment Trusts Chuo Mitsui's expanding lineup of investment trusts is matched to diversifying client requirements and addresses wider interest in investment trusts as an investment tool on which clients can anticipate returns.

Annuity Insurance Chuo Mitsui helps clients, particularly those approaching retirement, set aside funds to maintain a comfortable life even as senior citizens. The Bank utilizes insurance structures to prepare for any and all contingencies.

▷ P24

Financing

Housing Loans Chuo Mitsui's range of housing loans extends beyond simple housing loans to lending products that combine miscellaneous expenses or feature apropos repayment provisions, including one that covers all three major diseases in Japan—cancer, stroke and heart attack—and one specifically for cancer in the event the borrower falls ill. The wide scope of housing loans with highly marketable characteristics fine tuned to clients' needs is further exemplified by a selection of products designed especially for women.

Home-Backed Card Loans (α-style) This type of secured card loan is a forward-looking financial instrument that enables clients to use their homes as collateral to acquire funds for the application of their choosing at some point in the future. Loans carry a reasonable interest rate and support the realization of comfortable life plans.

Reverse Mortgages A reverse mortgage pays out regular annual amounts under a loan scheme, with a house as collateral, so that elderly borrowers can remain in the homes they love during their sunset years. Reverse mortgages with a card loan feature give clients access to funds for various financial needs.

▷ P24

Consulting

Real Estate Chuo Mitsui undertakes a wide variety of services, from assisting clients in the purchase or replacement of a home to buying and selling investment-oriented property and further to the effective utilization of land. These services are underpinned by specialized and meticulously prepared advice from the Bank's real estate professionals.

Testamentary Trusts The Bank's services cover everything from consultations on the preparation of a will to custody and management of the completed documents, to the execution of clients' final wishes.

Trusts that Provide Peace of Mind Chuo Mitsui administers and protects the valuable assets of its clients, in line with stated objectives, for each individual and his or her family or other beneficiaries.

Inheritance Resolution Chuo Mitsui handles inheritance succession procedures on behalf of heirs.

▷ P25

Increasingly more sophisticated financial services for companies and institutional investors

Corporate Restructuring and Revitalization-Related Finance

Chuo Mitsui supports the efforts of clients seeking to raise corporate value through various forms of financing as well as solutions characteristic of a trust bank's expertise, especially winning business strategies, such as the formulation of hostile takeover defense measures.

▷ P27

Business Loans

The Group seeks to enhance its support structure to better address the multifaceted business pursuits of small and mid-sized companies, to make products and services under the Chuo Mitsui banner more attractive to the market, and to facilitate the flow of funds to these corporate clients.

▷ P28

Real Estate Operations

Chuo Mitsui provides business matched to client requirements and strives to offer services emphasizing the Bank's high-level specialization in the real estate fund business.

▷ P29

Stock Transfer Agency Services

Through a spectrum of services utilizing the experience and scale of the Group, Chuo Mitsui accurately addresses the varied needs of listed companies. Naturally, the Bank extends typical administrative assistance, but it is also involved in preparing for new stock listings, dealing with legal system changes, formulating the right responses to general shareholder meeting agendas, utilizing information technology to take shareholder meetings online, and expediting vigorous investor relations programs.

▷ P31

Pension Trust and Securities Trust Businesses

In pension trust operations, Chuo Mitsui Asset designs and provides administrative services fine tuned to the needs of clients, based on consultations regarding retirement benefits systems. In the securities trust business, the Bank seeks to reinforce its services as an administrator of assets in the constantly expanding investment trust market while striving to enhance its investment advisory services for investment trust management companies.

▷ P33

Table of Contents

2 | Consolidated Financial Highlights
3 | A Message from the Management
4 | Interview with the President
- Q1: What direction is Chuo Mitsui Trust Group taking in its business pursuits?
- Q2: Which businesses will underpin enhanced profitability?
- Q3: What kind of results have your management priorities achieved?
- Q4: Describe the restructuring and name changes taking place within the Group.

9 | Fiscal 2006 Summary
10 | Chuo Mitsui Trust Group in the News
12 | Corporate Governance
14 | Compliance
16 | Basic Policy on Internal Controls
17 | Corporate Social Responsibility

22 | Chuo Mitsui Business Outline
23 | A Word from the President
24 | Individual Services
27 | Corporate Services:
27 | Financial Services
29 | Real Estate Operations
31 | Stock Transfer Agency Services

33 | Chuo Mitsui Asset Business Outline
34 | A Word from the President
35 | Institutional Investor Services
36 | Asset Management Business
37 | Asset Administration Business
39 | Pension Management Services
41 | Financial Section

■ Consolidated Financial Highlights

Years ended March 31, 2007 and 2006	Billions of yen		Millions of U.S. dollars (Note)
	2007	2006	2007
For the year			
Total income	¥ **468.0**	¥ 479.0	$ **3,963.7**
Interest income	**161.4**	165.4	**1,367.3**
Trust fees	**75.5**	72.0	**640.0**
Fees and commissions	**133.1**	122.7	**1,127.4**
Total expenses	**288.3**	339.1	**2,442.3**
Interest expenses	**62.6**	46.6	**530.2**
General and administrative expenses	**121.7**	124.1	**1,030.9**
Income before income taxes and minority interests	**179.6**	139.9	**1,521.4**
Net income	**112.7**	119.6	**955.3**
At year-end			
Total shareholders' equity	¥ **1,137.3**	¥ 858.8	$ **9,632.9**
Total assets	**14,090.5**	13,808.7	**119,340.4**
Loans and bills discounted	**7,377.3**	7,292.0	**62,482.9**
Securities	**4,511.7**	3,835.7	**38,212.3**
Deposits	**8,529.7**	8,806.9	**72,242.8**
Trust assets*	**45,154.0**	42,457.3	**382,434.6**
Capital adequacy ratio**	**12.13%**	12.35%	
Reference (subsidiary banks)*			
Gross operating profit (before trust account write-offs)***	¥ **275.3**	¥ 283.3	$ **2,332.0**
Operating expenses	**98.2**	100.2	**832.2**
Pre-provision profit***	**177.0**	183.0	**1,499.7**
Credit costs	**29.7**	65.6	**252.2**

Note: U.S. dollar amounts stated in this annual report are translated solely for convenience at ¥118.07 to US$1, the rate prevailing on March 31, 2007.
* Figures are combined totals for The Chuo Mitsui Trust and Banking Company, Limited, and Mitsui Asset Trust and Banking Company, Limited.
** Capital adequacy ratio is presented in accordance with the domestic standard set forth in the Banking Law of Japan.
*** These terms are defined on page 44 in the Financial Section.

A Message from the Management



The annual report for fiscal 2006, the year ended March 31, 2007, is a comprehensive disclosure document, highlighting the business results of Chuo Mitsui Trust Group, a status report on each area of operations, as well as perspectives on business direction and other matters of interest to the Group's future. We hope this report will help you to better understand the Group and its activities.

The key companies of the Group are its two trust banks—The Chuo Mitsui Trust and Banking Company, Limited ("Chuo Mitsui"), which concentrates on retail business, banking business, real estate operations and stock transfer agency services, and Chuo Mitsui Asset Trust and Banking Company, Limited ("Chuo Mitsui Asset"), which has particular strengths in pension trust operations and the securities trust business—but all the companies under the Group umbrella strive to enhance respective areas of specialization and contribute to higher corporate value for the Group.

The Group is working to reinforce its profile—essentially, fortify its brand power—by maximizing the Chuo Mitsui name, which is already well known to many clients through its retail services.

A concrete step toward this end had been achieved in October 2007 when Mitsui Trust Holdings is renamed Chuo Mitsui Trust Holdings, Inc., and Mitsui Asset is similarly renamed Chuo Mitsui Asset Trust and Banking.

Taking advantage of this profile-strengthening opportunity, the Group has also flown a new corporate flag as Chuo Mitsui Trust Group.

Senior management and employees throughout the Group are fully committed to meeting the expectations of stakeholders. On behalf of the Board, we ask for the continued support and encouragement of clients, shareholders and business partners as we strive to reach higher levels of success.

October 2007

Kiichiro Furusawa
Chairman

Kazuo Tanabe
President


Chuo Mitsui Trust Group—pursuing
recomposition of the revenue structure
and achieving steady results.

Q1: What direction is Chuo Mitsui Trust Group taking in its business pursuits?

□ Basic Business Direction

Chuo Mitsui Trust Group's management philosophy spotlights three objectives:

- To utilize financial and trust banking functions to meet the needs of society and contribute to the further development of the national economy
- To always be aware of the role a corporate citizen must play and fulfill inherent social responsibilities
- To enhance structures for risk management and compliance, namely adherence to prevailing laws and other socially mandated requirements, and ensure management soundness

Guided by this management philosophy, the Group efficiently pursues business activities through a highly transparent management structure and strives to reinforce profitability while laying a solid financial foundation for growth. This is the basic business direction that the Group will follow.

□ Medium- and Long-Term Management Strategies

The activities of Chuo Mitsui Trust Group hinge on two trust banks—Chuo Mitsui, which concentrates on retail business, banking business, real estate operations and stock transfer agency services, and Chuo Mitsui Asset, which has particular strengths in pension trust operations and the securities trust business. However, all the companies under the Group umbrella, not only the two core banks, maintain a flexible approach to business development in their respective fields of expertise. They cooperate on several fronts and seek to capitalize on the synergies afforded by interrelationships within the Group. Meanwhile, Chuo Mitsui Trust Holdings, as the holding company, aims to maximize Group profits by ensuring an optimum allocation of management resources to each operating division.

Business strategies of the trust banks under the Group umbrella are described below.

Chuo Mitsui

In the area of individual services, Chuo Mitsui represents one-stop access to a spectrum of products and services underlined by carefully executed consultations tailored to clients' needs at different stages of life. Consultations facilitate skillfully crafted responses to questions about loans, asset administration and management, and matters related to inheritance and succession.

In the area of corporate services, Chuo Mitsui emphasizes proposal-style approaches that consolidate knowledge accumulated over many years in the trust banking business. This expertise helps Chuo Mitsui expertly support the broad-based management and financial strategies that clients desire to implement.

Chuo Mitsui Asset

Chuo Mitsui Asset maintains a rich selection of fund management products, including investments in domestic and international stocks and bonds as well as alternative investments, from which the Bank pinpoints financial vehicles best suited to the investment requirements of each client.

In addition, Chuo Mitsui Asset responds to demand for administration of various pension systems, such as defined contribution pensions and defined benefit corporate pensions, and addresses the varied needs of clients on all aspects of the retirement benefit system.

□ Future Tasks

First, Chuo Mitsui Trust Group will selectively reinforce investment trust and real estate-related pursuits, since respective markets continue to demonstrate brisk growth potential. The next task will be to forge a higher profile in asset management services, such as private equity. Lending operations will remain a key priority, with a continued emphasis on housing loans as well as concerted efforts to promote business loans, a category that has come into its own as a new business.

Increasingly intense competition is sure to characterize these promising fields of endeavor. To surmount this challenge and sustain a position of excellence, Chuo Mitsui Trust Group will boost personnel and operating expense budgets in divisions deemed essential to overall competitiveness. Concerted efforts will also be directed toward concrete realization of business strategies.

Corporate social responsibility (CSR) has captured the public's attention as well as ours. We are keenly aware of the public aspect of our corporate mission as a financial group and will consistently promote CSR activities throughout the Group and fulfill social expectations accordingly.

Meanwhile, risk management and compliance are sure to assume greater importance in the corporate world, spurred by the application of new capital adequacy criteria under the Basel II Capital Accord formulated by the Bank for International Settlements (BIS) and effective from the fiscal year ending March 31, 2007, and also by enforcement of the newly established Financial Instruments and Exchange Law no later than January 2008.

Chuo Mitsui Trust Group will therefore reinforce the system it has used to accurately identify and control risks inherent in its operations and will reemphasize activities designed to ensure thorough legal compliance by executives and employees alike. Furthermore, the Company will verify the reliability of corporate disclosure with a polished approach to standards for the assessment and audit of internal controls for financial reporting slated for implementation from the fiscal year beginning April 1, 2008.

Through these efforts, we will fortify our internal auditing function—a self-regulated process to ascertain the effectiveness and actual utility of internal structures—and further strengthen our capacity to identify trouble spots and correct them.

Q2: Which businesses will underpin enhanced profitability?

■ Management Priorities

Enhanced profitability is at the top of Chuo Mitsui Trust Group's list of management priorities. We will increase overall investment in management resources and vigorously but with due care allocate these resources to business areas with high profit and future growth potential. This applies to strategic business pursuits as well. Through this positive investment of management resources, we will chart a steady course toward realizing higher gross operating profit.


Prioritize allocation of management resources to business areas with high profit and high growth potential
Boost gross operating profit
Accelerate recomposition of revenue structure
Increase overall investment in management resources

■ Recomposition of the Revenue Structure

Chuo Mitsui Trust Group will boost gross operating profit by spotlighting investment trust and real estate-related operations and capitalizing on sustained growth in these markets, by directing corporate energy toward a higher profile in asset management services, such as for private equity, and by prioritizing lending operations, with an emphasis on housing loans and business loans.

Gross Operating Profit by Operating Division (Combined totals from Chuo Mitsui and Mitsui Asset, non-consolidated)


2003
2004
2005
2006
2007
63%
56%
43%
31%
24%
37%
44%
57%
69%
76%
19%
18%
18%
19%
18%
Conventional Banking Business
Corporate loans
Bond investment and other
Banking Business
Strategic Business
Loans to individuals
Real estate asset finance
Alternative investments
Business loans, corporate restructuring and revitalization-related finance
Banking Business
Investment trusts
Annuity insurance
Real estate-related business
Other asset management business
Asset Administration Business

(Years ended March 31)

Q3: What kind of results have your management priorities achieved?

In fiscal 2006, the basic direction taken by Chuo Mitsui Trust Group was to enhance profitability by accelerating recomposition of the revenue structure and by boosting gross operating profit. This was to be achieved by fortifying the Group's position in growth fields. This focus was rewarded with solid results in key strategic businesses, as the graphs below demonstrate.

■ Investment Trust and Annuity Insurance-Related Businesses

A rich selection of products geared to wide-ranging client needs, complemented by high-quality consultations, underpinned a commendable level of sales, compared with other domestic financial institutions.



Investment Trust and Annuity Insurance-Related Revenue
Fees on the sale of annuity insurance
Proceeds from investment trust sales
Proceeds from investment trust management and administration
(Reference) Investment management fees of Chuo Mitsui Asset Management Co., Ltd.
(Billions of yen)
50
40
30
20
10
0
30.0
17.1
8.8
3.9
2.9
40.5
22.1
12.2
6.1
6.1
43.0
13.0
21.0
9.0
10.3
2005
2006
2007
(Years ended March 31)
Investment Trust and Annuity Insurance Sales
Annuity insurance sales
Investment trust sales
(Billions of yen)
1,000
800
600
400
200
0
603.1
309.7
293.3
783.7
395.0
388.6
924.0
215.4
708.6
2005
2006
2007
(Years ended March 31)

■ Real Estate-Related Operations

The Group successfully capitalized on the trend toward wider interest in fund business and a growing need for real estate investment to post steady improvement in real estate profits. This result was supported by higher brokerage fees.



Real Estate Business-Related Revenue
Real estate trust fees
Real estate fees
(Reference) Real estate fees of Chuo Mitsui Realty Co., Ltd.
(Billions of yen)
50
40
30
20
10
0
25.3
5.0
20.2
3.6
30.3
5.8
24.5
4.6
38.7
7.6
31.0
5.0
2005
2006
2007
(Years ended March 31)



Balance of Securitized Real Estate
(Billions of yen)
5,000
4,000
3,000
2,000
1,000
0
2,140.9
2,999.7
4,312.7
2005
2006
2007
(As of March 31)

Pension Trust and Securities Trust Businesses

Chuo Mitsui Asset is reinforcing its profit base and expanding profits by maximizing market-respected expertise acquired through asset management and consulting.

Balance of Pension Assets under Management
(Book Value)



(Billions of yen)
16,000
12,000
8,000
4,000
0
11,815.0
12,743.4
14,685.1
2005
2006
2007
(As of March 31)

Note: Combined total of public pensions, corporation pensions and national pension funds, including the balance of investments with discretionary rights for management.

Balance of Investment Trusts under Management
(Net Asset Value)



(Billions of yen)
12,000
9,000
6,000
3,000
0
6,133.4
9,208.4
10,880.1
2005
2006
2007
(As of March 31)

Lending Business

Chuo Mitsui will build a loan portfolio delivering higher profits by maintaining an active approach, especially toward housing loans—an area of ongoing emphasis—as well as business loans, which represents a new operational inroad for the Bank.

Balance of Loans to Individuals
(After housing loan securitization)



Loans to individuals
Housing loans
(Billions of yen)
4,000
3,000
2,000
1,000
0
2,431.8
1,858.4
2,415.7
1,918.9
2,579.9
2,140.9
2005
2006
2007
(As of March 31)

Balance of Business Loans



Chuo Mitsui
(Reference) Chuo Mitsui Finance Service Co., Ltd.
(Billions of yen)
80
60
40
20
0
0
0.2
6.6
5.8
56.5
20.2
2005
2006
2007
(As of March 31)

Q4: Describe the restructuring and name changes taking place within the Group.

Chuo Mitsui Trust Group has made progress in strengthening its asset management-related businesses, including private equity- and investment trust-related businesses, which maximize the asset management expertise accumulated by the trust bank group. But we must do even more to enhance this area of operations, and for this reason we must set the stage for greater development of strategic businesses and take a firmer stance on internal management.

With this in mind, we brought two Chuo Mitsui subsidiaries—Chuo Mitsui Asset Management, an investment advisory and investment trust services company, and Chuo Mitsui Capital, a provider of private equity fund management services—under the direct control of the holding company.

Following this change, the holding company will have direct wholly-owned subsidiaries consisting of two trust banks (Chuo Mitsui and Mitsui Asset), which provide distinctive services, and two asset management companies (Chuo Mitsui Asset Management and Chuo Mitsui Capital).

We will utilize this structural realignment as an opportunity to strengthen the Group's profile—enhance brand power, so to speak—by highlighting the Chuo Mitsui name. "Chuo Mitsui" is already well known to many clients through the Bank's retail services. It therefore makes good corporate sense to change the name of the holding company to Chuo Mitsui Trust Holdings. Similarly, Mitsui Asset will be renamed Chuo Mitsui Asset Trust and Banking.

The Group has also flown a new corporate flag as Chuo Mitsui Trust Group.

These changes had been effective from October 1, 2007.

Before Changes



Mitsui Trust Financial Group
Mitsui Trust Holdings
Trust banking
Chuo Mitsui Trust and Banking
Mitsui Asset Trust and Banking
Chuo Mitsui Asset Management
Chuo Mitsui Capital
Asset management
Other subsidiaries

After Changes



Chuo Mitsui Trust Group
Chuo Mitsui Trust Holdings
Trust banking
Asset management
Chuo Mitsui Trust and Banking
Chuo Mitsui Asset Trust and Banking
Chuo Mitsui Asset Management
Chuo Mitsui Capital
Other subsidiaries

■ Fiscal 2006 Summary

- Gross operating profit (before trust account write-offs) and pre-provision profit reached ¥275.3 billion and ¥177.0 billion, respectively.
- The Group again demonstrated top-class cost efficiency among major financial institutions in Japan with a ¥1.9 billion decrease in operating expenses and an overhead ratio of 35.6%.
- Consequently, net income reached a record-breaking ¥118.4 billion.
- The Group's consolidated capital adequacy ratio settled at the commendably high level of 12.13%.

Gross Operating Profit

(Billions of yen)

2003	2004	2005	2006	**2007**
338.8	309.3	298.1	283.3	**275.3**

(Years ended March 31)

Note: Before trust account write-offs

Operating Expenses and Overhead Ratio



(Billions of yen)
(%)
200
150
100
50
0
60
50
40
30
0
149.4
44.1
128.0
41.3
107.0
35.8
100.2
35.3
98.2
35.6
2003
2004
2005
2006
2007

(Years ended March 31)

Pre-Provision Profit



(Billions of yen)
240
180
120
60
0
189.3
181.2
191.1
183.0
177.0
2003
2004
2005
2006
2007

(Years ended March 31)

Credit Costs



(Billions of yen)
160
120
80
40
0
121.5
58.3
43.9
65.6
29.7
2003
2004
2005
2006
2007

(Years ended March 31)

Recurring Profit and Net Income (Loss)



(Billions of yen)
Recurring profit
Net income (loss)
200
100
0
-100
-200
-3.79
-103.6
126.8
83.3
149.9
92.1
125.2
118.2
154.1
118.4
2003
2004
2005
2006
2007

(Years ended March 31)

Capital Adequacy and Tier 1 Ratios



(%)
Capital Adequacy Ratio
Tier 1 Ratio
16
12
8
4
0
7.50
10.14
10.34
12.35
12.13*
3.75
6.00
6.82
8.50
8.90*
2003
2004
2005
2006
2007

(As of March 31)

* Figures at March 31, 2007, are based on the capital adequacy requirements of the Basel II Framework, a new set of standards applied from the end of March 2007.

■ Chuo Mitsui Trust Group in the News

May 11, 2007
Internal controls approved by audit corporation

監査法人から内部統制認可

三井アセット信託銀

三井アセット信託銀行は企業年金の管理や運用業務について、監査法人から「内部統制が有効に運用されている」との検証結果を得た。内部統制の有効性が外部機関から評価されたのは、信託銀行では初めて。

監査法人トーマツが米国公認会計士協会が作った「監査基準書第七十号」に基づいて、三井アセットの年金業務を点検した。監査の対象期間は昨年七月から十二月までで、この間の内部統制は適切に整備され、有効に機能していたという。

The Nikkei Financial Daily

The effective use of internal controls for pension trust operations at Chuo Mitsui Asset was verified by an external auditing corporation in accordance with the U.S. auditing standard SAS70.

▶ P39

February 27, 2007
Sudden increase in requests for shareholder surveys
Chuo Mitsui helps companies narrow the threat of hostile takeovers

株主調査依頼が急増

中央三井信託 企業、買収を警戒

中央三井信託銀行が上場企業に提供する「株主割り出しサービス」の利用が増えている。買収ブームを背景に、株主名簿に出てこない株主を把握しようとの企業ニーズが強まっているためだ。国内株主の特定サービスは昨年十—十二月の利用件数が四—九月の六カ月間の合計を上回り、人気の高まりを示している。

信託各行は上場企業に代わって株主名簿の書き換えなど株式関連の事務・管理を手掛ける証券代行が主力業務のひとつ。株主割り出しサービスはこの業務で培ったノウハウを活用する。

中央三井は二〇〇四年四月から株主を特定するサービスを開始。自行で手掛ける「国内株主特定」と「外国人株主特定」、外部に依頼する「外国人株主特定」の三種類を提供している。

国内株主を対象にした割り出しサービスの依頼件数は、二〇〇六年九月末で三百二十六件。昨年十—十二月の三カ月間だけで十件の利用があり、早くも上半期実績（六件）を上回った。一—三月にかけて依頼が増える傾向にあり、利用拡大が続きそうだ。

外国人株主の割り出しサービスは、証券代行機関として入手している情報を使用して調べる。外部機関を使って調べる詳細なサービスもある。値段は国内株主の場合が一回五万円程度。外国人のケースでは自賃調査は一回につき五万円程度だが、外部に委託すると二百五十五万円かかる。

外国人株主の特定サービスは、中央三井信託が自前で扱っている分で昨年十—十二月の利用は六十件。四—九月の六カ月合計（八十件）に迫った。

The Nikkei Financial Daily

To support corporate clients in their investor relations activities, the Bank identifies beneficial shareholders, including domestic institutional investors not listed on shareholder registries.

▶ P32

February 21, 2007
Chuo Mitsui first to receive permission to turn carbon emission credits into trust assets

「排出権」を信託財産に

中央三井信託銀、初の認可

中央三井信託銀行は国内で初めて、受託する信託財産に「排出権」を加えることを金融庁から認められた。排出権は二酸化炭素（CO_2）など温暖化ガスの排出量を減らしたとみなされる権利で、先進国は二〇〇五年に発効した京都議定書で温暖化ガスの削減義務を負う。排出権を企業間などで取引する時に中央三井信託が間に立って、管理や事務を請け負うことが可能になる。

排出権の信託は、すでに三菱UFJ信託銀行が清水建設と組んで「排出権信託商品」を共同で開発することを表明している。ただ金融庁から排出権を信託財産に加えることについては認可を得ていないため、中央三井信託が一番乗りになった格好だ。

中央三井信託が想定する排出権信託の仕組みは二つ。一つが三菱UFJ信託のスキームと同じように排出権を信託し、小口化するなどして大企業や中堅・中小企業に売買を仲介する。もう一つが中央三井信託が企業から資金を預かり、委託企業の指示に従って代理で排出権を取得したり、管理したりする仕組みだ。

Nihon Keizai Shinbun

The Bank is promoting the use of trusts in carbon emission trading, which will contribute to reduced greenhouse gases as part of CSR activities.

▶ P19

January 26, 2007
Chuo Mitsui Trust Group and Tsinghua University in joint project

三井トラスト、清華大と提携

三井トラスト・ホールディングスは中国の有力大学、清華大学（北京市）と提携する。二月から同大学の金融研究センターで経済・金融研究を共同で実施する。三井トラストは日中の学術交流を企業の社会的責任（CSR）活動の一環と位置付けており、二〇〇六年二月には中国人民大学（北京市）に経済学分野の寄付講座を開設した。

The Nikkei Financial Daily

The Tsinghua-Mitsui Trust Financial System and Macroeconomics Research Project is now under way at the Tsinghua University in Beijing, in the People's Republic of China (PRC).

▷ P20

January 25, 2007
Chuo Mitsui's balance of high-yield investment trusts doubles, to ¥115.7 billion

高金利投信の残高倍増
中央三井信託 昨年末1157億円に

中央三井信託銀行が販売する投資信託「中央三井高金利ソブリンオープン」の残高が拡大している。二〇〇六年末の残高は千百五十七億円で、〇五年末実績（四百九十六億円）に比べ、二倍に増えた。直近では千二百億円を超えており、安定的な分配金を目当てに個人が購入している。

高金利ソブリンオープンは、信用力の高い国債を中心に投資するタイプ。一月十七日時点の組み入れ債券の国別構成比は、オーストラリアが全体のうち三六%、米国が同二六%、英国が同二五%、カナダが同一三%。運用はグループの中央三井アセットマネジメントが手掛けている。

継続して一定の分配金を出している点が個人に受け入れられている。平均で三百万円程度分を購入する層が多い。〇六年二月からの直近一年間では、毎月四十五円（一万口当たり）を分配し、ボーナスとして〇六年十一月には四十五円に加え、二百円を分配。合計で一年間で千四百八十五円を分配金として出した。

高金利ソブリンオープンは、金融商品評価会社のモーニングスターが二十三日発表した「ファンド・オブ・ザ・イヤー2006」のうち、「国内債券型・国際債券型」部門で、最優秀ファンド賞を受賞した。運用成績やリスク管理、運用・調査態勢などを評価。モーニングスターによると、〇六年十二末で、運用期間が一年以上ある投信四百十本の中から選んだ。

The Nikkei Financial Daily

Chuo Mitsui High-Yield Sovereign Open, established and managed by Chuo Mitsui Asset Management, took the Morningstar "Fund of the Year 2006" Best Fund Award under the domestic and international bond funds category. This recognition underscores Chuo Mitsui's ongoing efforts to expand its lineup of investment trusts.

▷ P24

■ Corporate Governance

Basic Premise

Seeking to maintain management transparency and ensure sound business practices, Chuo Mitsui Trust Group strives to clarify the scope of accountability and responsibility assumed by senior management, including members of the Board, and has implemented a suitable cross-check structure to facilitate this goal. To expedite its response to changes in the operating environment, the Group has introduced administrative and management structures to encourage greater organizational efficiency.

Functions and Responsibilities of Chuo Mitsui Trust Holdings

Each subsidiary bank under Chuo Mitsui Trust Holdings umbrella has established operating structures that facilitate the achievement of respective business activities. Meanwhile, Chuo Mitsui Trust Holdings, as a financial holding company established to oversee the operations and administration of its subsidiary banks, assumes the following five functions.

1. Formulate Group management strategy

Chuo Mitsui Trust Holdings coordinates divisional strategies for the two trust banks under its umbrella and prepares plans to maximize Groupwide profits and shareholder value.

2. Monitor administration of business activities

While responsibility for administration of respective business activities lies with each subsidiary bank, Chuo Mitsui Trust Holdings monitors the status of operations to ensure that these activities are consistent with Group strategies.

3. Allocate management resources

Chuo Mitsui Trust Holdings allocates management resources for the Group, such as for personnel, budgets, investment in systems and the application of funds, and tracks the use of these management resources at each bank.

4. Supervise risk management and internal controls

Chuo Mitsui Trust Holdings formulates basic policy on risk management and internal controls for the Group as a whole and undertakes related assessments, including verification of risk management efforts at each bank.

5. Track compliance status

As well as preparing key policy on corporate ethics for the Group and standards of conduct befitting senior management and employees of this group, Chuo Mitsui Trust Holdings tracks efforts at the subsidiary banks under its umbrella to conform to compliance issues.

6. Monitor internal audits

In addition to formulating the basic direction for the execution of internal audits within the Group, Chuo Mitsui Trust Holdings examines the results of internal audits at the subsidiary banks under its umbrella, then pinpoints areas for improvement and offers necessary guidance to the banks to effect these changes.



Holding Company
Chuo Mitsui Trust Holdings
Notes: 1. Council to Promote Business Health Improvement Plans
Group CSR Council
2. System Strategy Committee
Basel II Response Committee
Group Business Management Strengthening Committee
Internal Audit Committee
Internal Control System Preparation Committee
General Meeting of Shareholders
Corporate Auditors
Board of Corporate Auditors
Board of Directors
Advisory Board
Executive Committee
Councils*1
Auditors' Office
Committees*2
Plan Group business strategies
Direct and execute business activities
Allocate management resources
Monitor risk management status
Monitor compliance status
Supervise internal audits
Business Planning
Risk Management
Compliance
Internal Audits
Chuo Mitsui
Chuo Mitsui Asset
General Meeting of Shareholders
Corporate Auditors
Board of Corporate Auditors
Board of Directors
Executive Committee
Councils
Auditors' Office
Committees
Subsidiary Trust Banks



Standing, from left: Nobuo Iwasaki, Senior Executive Officer; Ken Sumida, Senior Managing Director; Jun Okuno, Senior Managing Director; Tadashi Kawai, Managing Director
Seated, from left: Kazuo Tanabe, President; Kiichiro Furusawa, Chairman; Tomohiro Ito, Deputy President

Management Structure

Directors of Chuo Mitsui Trust Holdings are concurrently directors at subsidiary banks and are responsible for ensuring effective implementation of business strategies within the Group. The full-time managing director supervises internal auditing and cements the cross-check function with directors who hold concurrent executive posts at their respective banks. With greater management transparency in mind, especially given the rapid transformation of the business environment, the term of office for all directors has been set at one year.

Corporate auditors hold concurrent positions as auditors at Chuo Mitsui or Chuo Mitsui Asset. They audit the operations of these subsidiary banks and utilize the results to establish a format for implementing suitable audits of the holding company. They also function in a cross-check capacity, confirming the conclusions reached by the full-time auditor at Chuo Mitsui Trust Holdings. The majority of auditors at all companies are external auditors.

Executive committees have been established under the Board of Directors at Chuo Mitsui Trust Holdings and at its subsidiary trust banks. These committees are chaired by the president of the respective company and have the participation of relevant directors. Each executive committee addresses material issues relating to the execution of business activities, in line with basic policy established by each Board of Directors, and undertakes preliminary discussions pertaining to respective Board of Directors' resolutions.

Chuo Mitsui Trust Holdings also maintains an advisory board, which comprises outside experts who extend advice on all aspects of operations.

Chuo Mitsui Trust Group Perspective

Trust banks accept funds from people and organizations and in turn facilitate a steady flow of funds for various financial purposes that ultimately benefit the economy.

Striving to demonstrate their trust function in satisfying the diverse needs of the people, trust banks assume a public mission and a social responsibility to contribute to the development of the national economy.

Unfolding liberalization, deregulation and other finance-related developments, however, require all financial institutions to uphold the principle of self-responsibility in conducting business. Consequently, efforts to comply with prevailing laws and ordinances and establish a structure that ensures compliance have assumed paramount importance.

Against this backdrop, financial institutions are expected to operate as private corporations, with their social obligations and public missions evolving onto a higher plane. Fulfillment of this dual designation is a vital prerequisite in securing the unwavering trust of clients and society as a whole.

Sound and appropriate management is indispensable in the effort to sustain and further elevate the level of trust accorded to us by the market. Such management status is grounded in the principle of self-responsibility, which demands rigorous self-discipline. From this perspective, compliance is one of the most important management issues at Chuo Mitsui Trust Group and one that the Group will continue to uphold.

Strictly speaking, compliance means rigorous observance of laws and ordinances, but a broader perspective embraces social criteria as well. For the Group, trust is its biggest asset. Therefore, achieving compliance is a foregone conclusion, and executives and employees alike must conscientiously incorporate compliance into their daily routines.

The trust placed in the Group by clients carries considerable weight, and well aware of the value of such trust, the Group seeks to establish a corporate posture that ensures support for clients. This includes access to vital information needed for clients to form an appropriate decision on transactions involving members of Chuo Mitsui Trust Group.

Compliance at Chuo Mitsui Trust Holdings

Compliance Department has been designated the supervisory unit for legal compliance at Chuo Mitsui Trust Holdings. This department promotes various measures to ascertain compliance status for Chuo Mitsui Trust Group. These measures include the establishment of a reporting structure and the preparation of Rules of Compliance, which set forth a basic policy on business ethics and provides guidelines governing the conduct of employees, such as Rules for Compliance Management, which set criteria related to compliance conditions at the Bank, and the Compliance Manual, a detailed handbook.

Compliance at Chuo Mitsui

Compliance Department supervises the compliance status at Chuo Mitsui. The department promotes measures to reinforce the compliance structure based on Group policy. For example, the Bank encourages employees to read and fully understand the Rules of Compliance and the Compliance Manual. These documents are updated as necessary.

The Bank also formulated the Compliance Program, a concrete action agenda for compliance, and promotes a variety of measures, such as the development of a compliance structure and the implementation of training courses.

In addition, the Bank checks the status of compliance at staffed branches and head-office departments through self-implemented inspections in each location as well as internal audits conducted by the Internal Audit Department.

Compliance at Chuo Mitsui Asset

Compliance Department has been designated the supervisory unit for compliance at Chuo Mitsui Asset. In line with Group policy, compliance methods mirror those described above for Chuo Mitsui but the measures used to improve compliance status are fine tuned to the characteristics of the Bank's own focus on pension and securities trust businesses.

Outline of Chuo Mitsui Trust Groups' Risk Management and Compliance Structure



Chuo Mitsui Trust Holdings
Board of Directors
Audits
Board of Corporate Auditors
Corporate Auditors
Formulation of basic Group policy
Supervision and instruction
Set agenda for discussion
Reports
Executive Committee
Audits
Supervision and instruction
Set agenda for discussion Reports
Supervision and instruction
Set agenda for discussion Reports
Reports
Risk Management Dept.
Compliance Dept.
Internal audits
Internal Audit Dept.
Internal audits
Discussion and reports
Supervision, instruction and inspections concerning basic Group policy
Chuo Mitsui
Board of Directors
Audits
Board of Corporate Auditors
Corporate Auditors
Supervision and instruction
Set agenda for discussion Reports
Formulation of basic policy
Supervision and instruction
Set agenda for discussion
Reports
Investment and Credit Committee
Executive Committee
Audits
Administration of Business Activities, ALM Committee
Internal Control
Reports
Asset Assessment Verification Committee
Loan Planning Dept.
Risk Management Dept.
Compliance Dept.
Internal audits
Internal audits
Internal Audit Dept.
Operations Administration Dept. Headquarters Dept.
Systems Planning Dept.
Legal Dept.
Credit risk management for individual transactions
Overall credit risk management
Credit risk
Market risk
Liquidity risk
Market liquidity risk
Funding risk
Procedural risk
System risk
Legal risk
Operational risks
Com-pliance
Customer support
Department and branch compliance officers
Internal audits
Chuo Mitsui Asset
Board of Directors
Audits
Board of Corporate Auditors
Corporate Auditors
Formulation of basic policy
Supervision and instruction
Set agenda for discussion
Reports
Executive Committee
Audits
Reports
Risk Management Dept.
Compliance Dept.
Internal audits
Internal audits
Internal Audit Dept.
Operations Administration Dept. Headquarters Dept.
System Planning Dept.
Legal Dept.
Credit risk
Market risk
Liquidity risk
Market liquidity risk
Funding risk
Procedural risk
System risk
Legal risk
Operational risks
Com-pliance
Customer support
Department and branch compliance officers
Internal audits

■ Basic Policy on Internal Controls

Chuo Mitsui Trust Holdings' Board of Directors, fully aware of its responsibility for business administration of Chuo Mitsui Trust Group—with Chuo Mitsui Trust Holdings as the financial holding company and the subsidiary trust banks, Chuo Mitsui and Chuo Mitsui Asset, under its umbrella, has established the following provisions regarding the establishment of structures necessary to ensure that the activities undertaken by the Company are appropriate and the execution of duties by directors conforms to prevailing laws as well as the Company's Articles of Incorporation, in accordance with Article 362, Paragraph 5 and Paragraph 4, No. 6 of the Company Law and Article 100 of Rules for Enforcement of the Company Law.

Compliance Structure

(1) Basic compliance policies for the Company and the Group will be established and a compliance standard will be introduced for executives.

(2) Important issues pertaining to legal compliance will be discussed by the Executive Committee, which the president chairs and relevant directors attend, and further discussion and reports will be undertaken by the Board of Directors, as necessary.

(3) A supervisory unit for legal compliance will be set up at the head office. In addition, each division will assign a person of action and a person of authority, who will, respectively, cover the execution of compliance efforts and take overall responsibility for such efforts.

(4) A compliance program—a plan to reinforce the legal compliance perspective—will be formulated each fiscal year and instructions will be passed on to the Company's trust bank subsidiaries for preparing their own plans. Plan status, in terms of improvements made and goals achieved—will be monitored.

(5) Opportunities for legal compliance-oriented education and training will be offered to executives on an ongoing basis.

(6) Serious violation of laws pertaining to the Company's activities by executives must be reported and special points in-house and outside of the Company will be set up to collect information on alleged infractions.

(7) The Board of Directors will set out rules for implementing the compliance structure described above as well as for the contents of a handbook—the Compliance Manual—aimed at executives.

Risk Management Structure

(1) Important issues pertaining to risk management will be discussed by the Executive Committee, which the president chairs and relevant directors attend, and further discussion and reports will be undertaken by the Board of Directors, as necessary.

(2) A supervisory unit for risk management will be set up at the head office. In addition, each division will assign a person of action and a person of authority, who will, respectively, cover the execution of compliance efforts and take overall responsibility for such efforts.

(3) A Group approach to risk management will be formulated and instructions will be passed on to the Company's trust bank subsidiaries to prepare their own plans for maintaining an internal risk management perspective. Plan status, in terms of improvements made and goals achieved, will be monitored.

(4) An internal auditing unit, independent from divisions that execute operations, will monitor business processes in each division and will recommend measures to prevent misconduct and to promote improvement in business processes.

(5) The Board of Directors will set out rules for implementing the risk management structure described above.

Structure for Execution of Duties

(1) Key matters up for resolution or reporting by the Board of Directors will undergo preliminary discussion by the Executive Committee, which the president chairs and relevant directors attend.

(2) The Board of Directors will set out the basic items pertaining to the Company's organizational structure and the division of duties as well as the staff organization and authority granted to executives to ensure the smooth execution of duties and appropriate conduct.

(3) In-house regulations will be prepared in accordance with relevant legislation, and in the event said legislation is revised or abrogated, required amendments to in-house regulations will be implemented forthwith.

Ensuring Appropriate Financial Reporting

(1) Accounting treatment and financial reporting are governed by several laws and regulations, including the Banking Law, the Company Law and the Securities and Exchange Law (revised to allow for a separate law, passed by the Diet in June 2006, which specifically applies to the trading of financial products). Appropriate and sound processes are carried out, in accordance with fair and proper corporate accounting standards.

(2) Accounting standards are in place to facilitate the swift and accurate treatment of the accounting business and ensure clear and straightforward reports covering the Company's financial condition and its operating results.

(3) An internal auditing unit, independent from divisions that execute operations, will monitor business processes in each division to confirm the suitability of respective business processes, which is the cornerstone of financial reporting.

(4) The Board of Directors will set out rules for implementing the structure for appropriate financial reporting described above.

Group Management Structure

(1) In its capacity as a financial holding company, Chuo Mitsui Trust Holdings will endeavor to create compliance and risk management structures applicable to the entire Group.

(2) The Company will verify from both risk management and legal perspectives all intra-Group transactions of particular significance to the Group.

(3) The Company will consolidate and then make public in a timely and appropriate manner disclosure materials recently issued and acquired by the Group.

(4) The Company will set up an external point that accepts information on alleged illegal activity by executives of the Group and, in the unlikely event illegal activity is confirmed at a Group company, will indicate an appropriate response for implementation.

Information Storage and Management Structure

(1) Minutes, which record progress on agendas and specific points of discussion, will be prepared at the General Meeting of Shareholders and at Board of Directors and Executive Committee meetings and kept with related materials.

(2) The Board of Directors will set out the basic items pertaining to information storage and management, such as the organizational structure for information management and the classification of management categories, according to importance.

Structure for Corporate Auditors' Audits

(1) An auditors' office will be established to assist corporate auditors in their duties, and staff will be assigned at the request of auditors. Staff so assigned to this office will not take orders or instructions from directors and will respect the opinions of auditors regarding personnel transfers, disciplinary action and other matters related to their assignment.

(2) Corporate auditors may attend meetings of the Board of Directors and the Executive Committee as well as any other meetings they deem necessary to the execution of their duties. Executives will cooperate with corporate auditors in good faith, a requirement that includes a quick response to any request by a corporate auditor for information on matters concerning the execution of duties.

(3) A system will be maintained to accord corporate auditors with timely information regarding the occurrence of any legal transgression, situations that threaten to cause obvious corporate damage, and information on serious legal misconduct, which come to light through the execution of an internal audit or through the system for reporting on perceived illegal behavior.

(4) Corporate auditors can request an additional audit by the Internal Auditing Division and insist on other pertinent measures, when the situation calls for further action.

(5) The Board of Directors will set out rules for implementing the structure for corporate auditors' audits described above.

Corporate Social Responsibility

CSR Activities

Amid heightened interest in CSR, all members of Chuo Mitsui Trust Group are working toward a deeper understanding of CSR as the Group expands related activities. The motto "to always be aware of the role a corporate citizen must play and fulfill inherent social responsibilities" is part of the management philosophy to which we all subscribe.

From a corporate citizen's standpoint, we value dialogue with stakeholders—and we recognize the importance of responding to input in good faith. This kind of response is a social responsibility that we must fulfill, and we—the entire Group—will continue to actively address CSR issues.

CSR Promotion Structure

Chuo Mitsui Trust Holdings established the Group CSR Committee as a horizontal supervisory body having a mandate to ensure consistency in the direction of CSR activities undertaken throughout the Group.

The committee is chaired by the president of the Company and has the participation of Company directors at senior executive positions and above as well as general managers from the Company, Chuo Mitsui and Chuo Mitsui Asset, who are involved in CSR activities.

CSR Promotion Structure

Group CSR Committee
Chairman: President of Chuo Mitsui Trust Holdings

Group CSR Promotion Secretariat
CSR Group, within Chuo Mitsui Trust Holdings' Planning and Coordination Department

↓ ↑

Principal Participants in Promoting CSR Activities
- All head offices, branches and sub-branches of Chuo Mitsui Trust Holdings, Chuo Mitsui and Chuo Mitsui Asset
- All other companies under the Group umbrella

Social and Environmental Activities

Signatory to United Nations Environment Programme Finance Initiative

The United Nations Environment Programme Finance Initiative (UNEP FI) is a voluntary global partnership between UNEP and the private financial sector, wherein each participating financial institution is a signatory to a statement emphasizing environmental protection and sustainable business development. The objective is for financial institutions to pursue their preferred banking businesses in a manner that will not compromise environmental and social sustainability, and to promote widespread interest in such businesses. The members of Chuo Mitsui Trust Group endorsed this statement and the Group became a signatory to UNEP FI in July 2006.



Signatory to Principles for Responsible Investment

In September 2006, Chuo Mitsui Asset added its corporate signature to the UN Principles for Responsible Investment, thereby declaring its commitment as an asset management company to address environmental, social and governance (ESG) issues.

These principles are voluntary investment rules created as a challenge by UN Secretary General Kofi Annan to encourage institutional investors to incorporate ESG issues into investment decision-making and ownership practices.



Sale of Socially Responsible Investment Funds

Chuo Mitsui launched the Mitsui Trust Socially Responsible Investment Fund—nicknamed the SRI Plan—in fiscal 2006. The fund was set up and is currently managed by Chuo Mitsui Asset Management.

Socially Responsible Investment (SRI) is an investment approach that considers various aspects of CSR in the assessment and selection of companies for investment.

The Chuo Mitsui SRI Mother Fund, which places a particularly bright investment spotlight on the SRI Plan, was set up in 2004 for institutional investors as a way for Chuo Mitsui Asset to contribute to the wider appreciation of CSR from an investor perspective.


社会に対して、責任ある行動を取っている
企業に投資するファンドです。
SRI
計画

Trust Schemes to Support Social and Environmental Issues

Lending a Hand for the Public Good

While responding to increasingly diverse needs, Chuo Mitsui endeavors to fulfill a leadership role in the development of charitable trusts and to expand this business. Through these efforts, the number of trusts under the Bank's administration stood at 146, as of March 31, 2007, and the balance of trust assets reached ¥15.5 billion, the top level in the industry.

A charitable trust is a scheme through which individuals, companies and other organizations entrust property to a trust bank for asset administration and management in accordance with a stated social objective. Profits from these trusts are used for public not personal benefit.

Principal Types of Charitable Trusts

- Scholarships
- Funds to promote educational activities
- Funds to promote artistic and cultural activities
- Funds for environmental protection
- Funds to promote international cooperation and international exchange activities
- Funds for town-building projects
- Funds for academic research
- Funds for social welfare projects

Charitable Trust Structure (*Chuo Mitsui*)


Assistant project executive
Office administration
Trust asset administration
Management committee
7 Provides counsel on major items regarding management of charitable trusts
Recipient of funds
Recipient of funds
Recipient of funds
Recipient of funds
Trustor
1. Consultation
4. Establishment of charitable trust
Trustee
(Chuo Mitsui)
8 Payment of funds
2. Application
3 Approval
Competent authorities
Trust administrator
5. Audit
6. Represents beneficiaries' interests, agrees on and approves major items

Using Trusts to Protect the Environment

Chuo Mitsui maintains testamentary trust service agreements with the World Wide Fund for Nature Japan and other environment-oriented associations that undertake activities to protect the natural environment. Through these trusts, the land, money and other financial assets bequeathed by the Bank's clients to environmental conservation groups fund efforts to safeguard the environment for future generations.

The Bank handles two additional trusts that support environmental groups. One is *Symphony*, a nature conservation trust for which dividends generated on funds accepted from clients for investment in money trusts assist the Nature Conservation Society of Japan in its activities. The other is *Human*, a philanthropic trust that directs dividends toward applications for benefit to society and the environment.


Testator
(Applicant)
Consultation
Preparation of will
Notary public
Custody of will
Notice of changes and additions
Chuo Mitsui
(Trustee)
Close relatives or other heirs
Notification that inheritance process will begin
Transfer assets
Execution of will
Notify will's executor to begin duties
Assemble the content of the estate
Prepare a list of assets
Maintain or dispose of assets
Distribute assets
Report on completion of will execution
Association of National Trusts in Japan
The Japan National Trust for Cultural and Natural Heritage Conservation
Ecosystem Conservation Society–Japan
World Wide Fund for Nature Japan

Applying Trusts to Carbon Emission Trading

Amid heightened awareness of global warming, Japan is encouraging companies to curb greenhouse gases, especially carbon dioxide, which is a major cause of rising temperatures on the planet. Despite these efforts, greenhouse gas emissions will greatly exceed the reduction target—down 6% from the 1990 level between 2008 and 2012—set under the Kyoto Protocol. A measure with the potential to significantly ameliorate the situation is the use of carbon emission credits, acquired through investment in companies in developing countries with sizable reduction reserves.

Against this backdrop, Chuo Mitsui is promoting the use of trusts in carbon emission trading to facilitate efforts to prevent global warming.

Utilizing carbon emission credits as trust assets represents a facet of CSR activities achieved through the Bank's trust function and should enable Japan to reach its Kyoto Protocol target as well as the goals set forth in the Keidanren Voluntary Action Plan on the Environment, issued by Nippon Keidanren, also known as the Japan Business Federation.


Greenhouse Gas Reduction Project (Developing nations)
1. Emission credits
Trustor and original beneficiary (Seller)
2. Emission credit management trust
Chuo Mitsui (Trustee)
3. Emission credit trust beneficiary rights
4. Transfer of emission credit trust beneficiary rights
Buyer
Buyer
Buyer

Economic and Financial Education Assistance

Chuo Mitsui Trust Group undertakes activities that support CSR-oriented economic and financial studies.

Intellectual Property Trust Lectures at Aoyama Gakuin University

In fiscal 2007, Chuo Mitsui has extended funds to the Graduate School of Law, Department of Business Law, at Aoyama Gakuin University in Tokyo for establishing the Chuo Mitsui Trust and Banking Intellectual Asset Property Lectures.

Intellectual property is a relatively new resource to companies and one that requires appropriate management. Chuo Mitsui is confident that its financial assistance to a dedicated program at Aoyama Gakuin University will promote education and research in this field.

Start of Finance and Macroeconomics Project at Tsinghua University

In February 2007, Chuo Mitsui Trust Group welcomed the start of the Tsinghua-Mitsui Trust Financial System and Macroeconomics Research Project at the Tsinghua University Financial Research Center in the PRC.

By supporting research in the fields of finance and macroeconomics at this leading institution of higher learning in the PRC, the Group will be helping to promote cultural and academic exchange with Japan.


日本的金融制度改革

Economics Forum at Renmin University of China

Mitsui Trust Financial Group Economics Forum is a high-quality economics program established by the Group at the School of Economics at Renmin University of China—one of the most prestigious universities in the PRC—for students with excellent academic records. This forum serves a dual purpose: to spur the development of talented individuals capable of playing active roles on the world stage, and to foster friendly relations between Japan and the PRC.



Sponsor of Network for Economic Education

Chuo Mitsui Trust Group contributes to the Network for Economic Education, an association headed by Professor Soichi Shinohara of Doshisha University in support of economics studies for elementary and junior high school students. The objective is to highlight the positive aspects of capitalism and explain the overall structure of an economy from a student's perspective.

Members of the network include academics involved in economic studies and teachers at elementary, junior and senior high schools. A variety of activities are undertaken on an economics theme, including seminars and workshops for teachers.


経済教育
ネットワーク
ENGLISH

Network for Economic Education Web site at http://www.econ-edu.net

Branch Efforts

Barrier-Free Locations—Tama Plaza Branch

Chuo Mitsui considers barrier-free designs in the construction of new branches. The Tama Plaza Branch, for example, features blocks with a bumpy surface that guide visually impaired clients to key locations within the branch. This branch is also equipped with a toilet and elevator easily accessible by wheelchair, as well as desks for filling out forms that are positioned at a more convenient height for wheelchair users.

Automated External Defibrillator

To facilitate the administration of life-saving first aid, Chuo Mitsui has installed an automated external defibrillators (AED) at 12 branches, including the main branch, and four system centers.

An AED is a device that eliminates ventricular fibrillation in the event of cardiac arrest. Its simple design facilitates use by anyone and, as a cardiopulmonary resuscitation method combined with heart massage and artificial respiration, it improves the chances of survival for a heart attack victim.

AEDs are increasingly being installed at such locations as train stations and public facilities.


AED



Ear Mark Sign and Writing Board

Seeking to facilitate communication with hearing-impaired clients and improve teller services for such clients, Chuo Mitsui displays at all branches the ear mark sign, which indicates that people who have difficulty hearing may communicate in writing at the counter windows. Special electronic boards and pens have been installed at the counter for clients to put their questions and requests in writing.

Resource-Saving Measures

Participation in Team Minus 6%

Chuo Mitsui Trust Holdings, Chuo Mitsui and Chuo Mitsui Asset are taking part in Team Minus 6%, a national project spearheaded by the government's Global Warming Prevention Headquarters to reduce global warming. The idea is that Japan can achieve its 6% Kyoto Protocol target through the combined efforts of a team rather than through individual efforts.


みんなで止めよう温暖化
チーム・マイナス6%　www.team-6.jp

At the Chuo Mitsui Head Office

The Chuo Mitsui head office in Tokyo was an environment-friendly project from the design stage, based on concepts of environmental protection and energy conservation. The building features several innovative installations, including a water-saving system that utilizes rainwater and wastewater from inside the building for nondrinking applications.

At the System Center

Chuo Mitsui's System Center is equipped with a Building Energy Management System, a highly efficient structure offered by the New Energy and Industrial Technology Development Organization. The center has embraced other energy-saving measures as well.

In Other Buildings

Chuo Mitsui's energy-saving measures at the Sanshin Muromachi Building include air conditioning equipment using an ice thermal storage system, which accumulates electricity at night and contributes to a leveling out of electricity costs. This system earned the Bank top prize from the Heat Pump and Thermal Storage Technology Center of Japan. Chuo Mitsui is also promoting this system as an energy-saving option at other buildings it owns.

Services for Individuals and Corporations

Individual Services

Banking Business

Balance of housing loans: ¥2,140.9 billion

Chuo Mitsui's lending balance is steadily growing, largely because its products are well suited to clients' needs.

Retail Business

Balance of investment trust sales: ¥1,246.8 billion
Balance of annuity insurance sales: ¥1,058.3 billion

Chuo Mitsui performed well against other Japanese banks, thanks to a wider selection of high-quality investment trusts and annuity insurance products, and thus has acquired a solid reputation as a key player in the industry.

Corporate Services

Financial Services

Balance of business loans: ¥56.5 billion
Balance of corporate restructuring and revitalization-related finance: ¥80.3 billion
Balance of real estate asset finance: ¥866.8 billion

Chuo Mitsui actively addresses the diverse fund procurement requirements of corporate clients by providing business loans to small and medium-sized companies and sole proprietorships, corporate restructuring and revitalization-related financing, such as leverage financing, and real estate asset finance.

Real Estate Operations

Balance of securitized real estate: ¥4,312.7 billion
Real estate business-related revenue: ¥38.7 billion

The Bank strives to extend corporate financing solutions attuned to the needs of clients as well as assorted services backed by high-level expertise in the real estate fund business.

Stock Transfer Agency Services

Number of listed companies under administration by the Chuo Mitsui Group: 978

Chuo Mitsui utilizes accumulated experience and the merits of scale to offer a broad range of services, including advice on initial public offerings (IPOs), practical, stock-related legal assistance, suggestions for taking general shareholders' meetings online, and support for corporate investor relations activities.


中央三井信託銀行

Individual Services

- Sell investment trusts and annuity insurance
- Provide various trust and deposit products
- Extend loans to individuals
- Facilitate utilization of real estate
- Extend testamentary trust and inheritance-processing services
- Reverse mortgages
- Trusts that provide peace of mind

Corporate Services

Financial Services
- Present diverse financing techniques
- Function as advisory
- Promote business matching
- Extend business loans
- Offer fund-management products

Real Estate Operations
- Undertake brokerage of properties
- Securitize property holdings
- Perform appraisals
- Suggest methods for effective utilization of real estate

Stock Transfer Agency Services
- Provide stock-related services
- Present advice on IPOs
- Offer practical, stock-related legal assistance
- Provide IT support services
- Offer services to support investor relations activities

Chuo Mitsui
A Word from the President



As the trust banking arm of Chuo Mitsui Trust Group, Chuo Mitsui concentrates on retail trust business, banking business, real estate operations and stock transfer agency services. We draw on a broad spectrum of know-how accumulated as a trust bank to offer high-quality products and services attuned to the diverse needs of our clients.

For individuals, we are reinforcing sales of investment trusts and annuity insurance by expanding our current selection with a steady stream of new products matched to clients' needs. We are also aggressively promoting loans to individuals, with a focus on mainstay housing loans.

For corporate clients, we address varied fund procurement requirements with such products as business loans, corporate restructuring and revitalization-related finance, and real estate asset finance loans. In real estate operations, invigorated market conditions have encouraged us to boost staffing levels and pursue aggressive business activities. In stock transfer agency services, we are utilizing improved client services and high-level consultation expertise to attract more interest from issuing companies.

Looking ahead, we want to lift profitability still higher, and with this goal in mind we will augment existing activities by energetically tackling a wide range of new pursuits.

As a member of Chuo Mitsui Trust Group, we value the unshakable bonds of trust that the Group and we, Chuo Mitsui, have formed with clients and investors. On behalf of the Board, I ask for your continued understanding and support of our efforts.

October 2007

Kazuo Tanabe

Kazuo Tanabe
President

Individual Services



External Environment, Clients' Needs	Concrete Actions, Services
Reflecting such developments as public pension system reform and economic recovery, individuals are increasingly shifting funds away from savings instruments in favor of investments.	**Broaden the choice of products and services geared to client needs.**
The advent of a society characterized by a falling birthrate and a rising percentage of elderly in the demographic has reinforced demand for effective utilization of assets and smooth transfer and maintenance of inheritance.	**Apply know-how on asset utilization through high-level consultations.**
Progress in deregulation and increased use of the Internet to execute online transactions have encouraged individuals to focus their choices on financial institutions offering the most convenience to clients.	**Enrich the network through such measures as distinctive branch development.**

Products and Services to Meet Diversifying Client Needs

Top of the Industry in Sales of Investment Trusts and Annuity Insurance

Chuo Mitsui handles a rich variety of investment trusts and annuity insurance geared to client needs and complements these funds with expanded access to accurate, high-quality consultations. Through these efforts, the Bank has achieved a vanguard position among domestic financial institutions with the industry's highest balances in sales of investment trusts as well as annuity insurance.

Balance of Investment Trust and Annuity Insurance Sales


(Billions of yen)
Annuity insurance
Investment trusts
2,500
2,000
1,500
1,000
500
0
429.8
27.1
709.9
506.6
1,217.2
499.5
717.7
1,788.5
868.7
919.8
2,305.1
1,058.3
1,246.8
2003
2004
2005
2006
2007
(As of March 31)

Wide Variety of Loans Geared to the Lifestyles of Individuals

Chuo Mitsui provides loans for first-time homeowners as well as financing to cover the cost of building a new home, to purchase a home upon selling an older dwelling and to refinance a home. However, the scope of lending choices also includes formats with enhanced convenience, such as the option to combine miscellaneous expenses into a loan, as well as loans with repayment provisions that grant borrowers added peace of mind in the event of unforeseen circumstances, such as illness. For the latter, borrowers can opt into a package that carries a rider against all three major diseases in Japan—cancer, stroke and heart attack—and one specifically for cancer.

Responding to diversifying lifestyles and a range of retail banking requirements, Chuo Mitsui complements its housing loans with a selection of products that utilize homes as collateral. This includes home-backed card loans (α-style), a secured financial instrument that enables clients to acquire funds for the application of their choosing.

High-Level Consultations: Conduit of Know-How on Asset Utilization

Capitalizing on Real Estate

Dealing with real estate brings out all sorts of questions and requirements, whether they are issues surrounding the first-time purchase of a home or moving from one home to another, the acquisition of investment or business property or its sale, or assistance to fully capitalize on a property's potential.

The Bank maintains close ties with Chuo Mitsui Realty Co., Ltd., a member of Chuo Mitsui Trust Group that will celebrate its 20th anniversary in February 2008. Together, the Bank and its subsidiary draw on years of experience in the market and an extensive service network to accurately address from a client's perspective all the issues that emerge in dealing with real estate.

Testamentary Trusts, Testamentary Processing

The drafting of a will is the most reliable way for a person to ensure that precious or hard-earned assets are transferred smoothly to the specified beneficiaries or to allocate a certain portion of the assets to a particularly deserving individual or charity.

Chuo Mitsui's comprehensive view of testamentary-related business covers all angles, including taxation and legal considerations. The Bank utilizes the expertise only a trust bank can acquire to extend pertinent advice on the preparation of wills for expeditious transfer of wealth. The Bank also offers subsequent assistance, such as custody of wills and executor services to guarantee accurate distribution of assets according to the stated wishes of the deceased.

The number of wills in Chuo Mitsui's custody topped 10,000 as of January 31, 2007, substantiating the enduring bonds of trust that the Bank has forged with clients over many years.

In January 2007, the Bank published an easy-to-follow account of its experience in this field. The book asks the question, "Have you done enough to ensure the succession of your wealth?" and answers with a straightforward explanation of wills and testamentary trusts, the most effective means of transferring assets to the next generation.

Inheritance Resolution Services

Chuo Mitsui undertakes inheritance resolution on behalf of heirs when a will does not exist. These rather burdensome inheritance-related procedures include examination of the components of an estate and the transfer of title to respective heirs.

Tailor-Made Trusts

Recent social developments, such as an ever-increasing ratio of senior citizens in the population and a trend toward nuclear family households, as well as the implementation of an adult guardian system, have spurred greater interest in administering and protecting the assets of older people. Chuo Mitsui provides a trust for this purpose that is tailor-made to the requirements of each client and gives beneficiaries peace of mind.

The Bank also maintains an agreement with a Legal-Support Adult Guardian Center pertaining to advice on and use of the adult guardian system to deal with requests from clients seeking details about the system.

Number of Wills in Custody



(Number)
12,000
8,000
4,000
0
7,389
7,938
8,605
9,398
10,114
2003
2004
2005
2006
2007
(As of March 31)

Varied Network with Distinctive Branches

Consulplaza Openings

Chuo Mitsui complements its regular branch network with *Consulplaza* mini-branches, which specialize in consultations. The *Consulplaza* network comprises 19 locations, each situated where people routinely go, particularly train stations and commercial facilities, such as department stores.

Operating under the concept of an always-accessible living design consultation space, each *Consulplaza* is, in principle, accessible on weekdays and weekends throughout the year and stays open late to accommodate on-the-go clients. Staff is ready to discuss a variety of subjects, including loans, asset management, real estate, wills and inheritance.

In September 2006, the Bank opened its first new location in four years—*Consulplaza* Seijo—inside the Seijo Gakuen-mae Station on the Odakyu Line, which runs west of metropolitan Tokyo. This was followed by the November 2006 opening of *Consulplaza* Tama Center. Both locations have garnered a positive response, welcoming a steady stream of clients.

November 2006 also marked the establishment of the first *Consulplaza* in central Japan. *Consulplaza* Nagoya opened inside the Bank's Nagoya Branch and utilizes shared access to a seminar room to present lectures on an extensive variety of themes. The room is reserved by *Consulplaza* almost daily.

Chuo Mitsui will continue to expand the *Consulplaza* network and strive to address the assorted banking requirements of individuals with broad-based consultation capabilities characteristic of a trust bank.

New Online Banking Services

In March 2007, Chuo Mitsui upgraded online functions for Internet banking by extending the range of services beyond buying and selling units in investment trusts to include ordinary savings account deposit and withdrawal statement and balance inquiries, and transfer and remittance requests. In addition, clients can direct funds into term deposits and select steps to take at maturity. Statements for foreign-currency-denominated savings accounts are also available for viewing online.

Complementing these services, the Bank has prepared several Internet banking-only funds that highlight investment in newly industrialized countries and high-yield bonds. Clients have been suitably impressed with the varied selection of services and products.

Chuo Mitsui also offers different types of online consulting services, such as *Life Plan Simulation*, which help clients determine future financial goals. The Bank will further reinforce the functions of its Internet banking services with greater client convenience in mind.

Improving Client Satisfaction

A simple method to ascertain the needs and preferences of clients is through suggestion cards. Clients wishing to express an opinion to management need only pick up a card at a Chuo Mitsui branch, fill it out and then drop it off on site or return it to the Bank through regular mail.

The Bank has also gathered a diverse array of comments by mailing questionnaires directly to some clients.

The ideas and requests acquired through suggestion cards and questionnaires help Chuo Mitsui improve its products and services, which inevitably leads to higher client satisfaction.



Financial Services

External Environment, Clients' Needs	Concrete Actions, Services
Increasingly diversified, high-level techniques are becoming available to clients for procuring funds.	**Extend a broad range of financing options through various financing methods.**
Companies seek to improve corporate value.	**Provide an assortment of solutions to support clients' business development efforts.**
Small and medium-sized businesses seek smoother access to funds.	**Expand the number of locations handling loan products and enhance the market appeal of these products.**

Varied Financing Techniques Widen Fund Supply

Chuo Mitsui draws on a wealth of experience and know-how accumulated over many years to provide financing geared to the needs of corporate clients.

A prime example is real estate asset finance—such as non-recourse loans and securitization of real estate, which utilizes real estate-managed trusts and special purpose companies. Real estate asset finance extends beyond securitization of company-owned properties to a wide range of applications, including real estate investment projects.

Other financing techniques include leverage financing, which enables clients in the process of corporate restructuring to achieve operational independence and establish businesses through management buyouts (MBOs), and debtor-in-possession (DIP) financing for clients seeking to revitalize operations through legal insolvency procedures.

Chuo Mitsui Capital's Fund of Funds

Chuo Mitsui Capital Co., Ltd., the private equity investment arm of Chuo Mitsui Trust Group, wrapped up formation of the Chuo Mitsui Fund of Funds No. 1 Investment Project Limited Liability Partnership (FOF No. 1) at about ¥30 billion and is aggressively managing this fund.

The underlying concept for FOF No. 1 is global distribution of investment into Asia, Europe and the United States. The fund targets promising buyout funds thriving in the merger and acquisition market, which is showing great activity worldwide. Key investors include financial institutions, incorporated projects and pension funds seeking to diversify investments in the realm of private equity with a relatively small degree of participation.

Chuo Mitsui Capital is currently considering the formation of a successor fund and will continue to enhance its gatekeeper function to attract a large number of investors to private equity opportunities that welcome contributions large or small.

Meanwhile, Chuo Mitsui Capital remains energetically involved in mezzanine financing, typified by a recent arrangement worth ¥25.0 billion for preferred shares in the MBO of Toshiba Ceramics Co., Ltd.

Assorted Solutions to Support Clients' Efforts to Enhance Operations

Chuo Mitsui maximizes the unique characteristics inherent in a trust bank to provide clients with a wide selection of corporate value-enhancing solutions, from introductions that can lead to M&As involving business divisions and subsidiaries to the liquidation of assets and the restructuring of corporate real estate. The Bank also presents workable business strategies, such as methods to facilitate business succession and measures to deflect hostile takeover bids.

Enhanced Access to Products and Services, Wider Market Appeal

To better address the diverse needs of small and medium-sized companies, Chuo Mitsui gradually increased the number of branches offering business loans. Now, members of this client segment have access to business loans at 28 branches nationwide. The Bank also launched new products that present the possibility for higher borrowing amounts.

Chuo Mitsui Finance Service Co., Ltd., handles card loans and real estate finance for real estate developers.

Chuo Mitsui Trust Group will continue to enhance its ability to support clients on various business fronts and further improve the products and services it offers.


ビジネス
ローン


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Financing that Does Not Rely Excessively on Personal Guarantees

The national government of Japan is currently considering several measures under its "Challenge Again Initiative," which seeks to encourage individuals and corporations to take a fresh perspective and try again when faced with adversity. To support corporate clients with the determination to start anew, the Group is promoting financing that does not rely excessively on personal guarantees.

Financing activities, determined by applying a scoring model that uses an automated technique to expedite the credit screening and loan approval process, led to 3,862 loans with an aggregate balance of ¥75.9 billion, as of March 31, 2007.

The development of loans backed by movables or the assignment of claims is under way, as are ongoing efforts to diversify lending techniques that preclude excessive reliance on personal guarantees.

Real Estate Operations

External Environment, Clients' Needs	Concrete Actions, Services
Companies are looking for assistance, especially in efforts to improve financial footing and secure diversity in fund-raising methods.	**Draw on the comprehensive skills of real estate professionals to reinforce consultation capabilities.**
Demand for real estate investment funds in Japan (J-REITs) and private funds is fueling interest in the real estate investment market.	**Aggressively promote real estate fund-related business.**
The investment gaze of institutional investors, in particular, is increasingly being trained on the real estate market.	**Fulfill investment needs with pertinent real estate investment consultations.**

Specialization Underpins Strong Consultation Capabilities

Applying knowledge gained over many years in the real estate business, Chuo Mitsui strives to provide comprehensive consultations from various starting points. These include brokerage and securitization of properties, proposals for effective utilization of real estate, and appraisals and evaluations, allowing the Bank to customize financing solutions to corporate clients' needs.

Real Estate Brokerage Services for Buying and Selling Business-Use Properties

Chuo Mitsui's seasoned professionals boast solid experience and expertise in various real estate-related matters including taxation and law. They respond with fine-tuned precision to the property sales and purchasing needs of corporate clients and take on everything from structural surveys to the preparation of transfers of ownership.

Real Estate Securitization Services for Fund Procurement and Improved Balance Sheet Composition

Corporations are increasingly keen on solutions featuring real estate securitization to diversify their financial strategies, particularly measures to make effective use of assets and procure necessary funds.

Chuo Mitsui meets the various needs of clients by applying proven results acquired through the arrangement of many securitization transactions, including those for office buildings, commercial complexes and distribution facilities.

Valuable Advice for Optimum Property Utilization

Chuo Mitsui makes full use of accumulated real estate development and management know-how to extend advice on the design of suitable plans for eliciting greater practical value from old buildings and idle land as well as for raising the monetary value of such properties.

Real Estate Appraisals to Pinpoint Market Value

Companies are all the more aware of the importance of well-placed real estate strategies in executing new management strategies, such as corporate restructuring and accounting system reforms, such as the introduction of impairment accounting. This effort requires an accurate assessment of property values, and Chuo Mitsui draws on the considerable expertise of its own real estate appraisers to provide high-quality assessments geared to clients' needs.

Energetically Pursuing Real Estate Fund-Related Business

The formation of private funds is brisk amid a business climate characterized by increased demand for asset reduction and recombination through the securitization of real estate as well as a wider market for J-REITs and the diversifying needs of investors. Chuo Mitsui is energetically pursuing business opportunities related to these funds.

Administration of Securitized Real Estate Trusts

The formation of real estate securitization schemes and real estate funds almost always includes the establishment of trusts to manage the respective property. Drawing from a deep well of proven results acquired through the administration of trusts to manage and dispose of real estate, Chuo Mitsui presents securitization schemes matched to user requirements and to provide high-quality administration services. The value of such trusts stood at ¥4.3 trillion as of March 31, 2007.

Asset Custody and General Administration for Listed J-REITs

J-REIT investment companies are legally obligated to outsource general office work, such as the maintenance of investor lists and the execution of corporate administrative processes, to trust banks and other financial institutions. They must also rely on these service providers for asset custody services, such as the creation of accounting books for asset holdings, including cash, title deeds and marketable securities, as well as actual custody of these assets. Chuo Mitsui undertakes custody and administration on behalf of 16 J-Reit investment companies, as of March 31, 2007, and has earned a solid reputation for high-level services from these clients.

Providing Consultations that Fulfill Investment Needs

A challenging fund management environment has spurred demand for help in acquiring and operating revenue-generating real estate, particularly real estate that generates cash flow. To facilitate a comprehensive response to any type of real estate investment need, Chuo Mitsui maintains a structure—registered as a General Real Estate Investment Advisory in October 2002—that hinges on the Real Estate Investment Advisory Department and strives to enrich the content of its consultations. Complementing the Real Estate Investment Advisory Department are two more specialized real estate investment sections: Real Estate Investment Promotion Department I, dealing with sales, and II, dealing with development.

J-REIT

A J-REIT is a structure by which a specially formed trust or an investment company established under special tax measures channels funds collected from multiple investors into revenue-generating real estate through diversified investment with subsequent investment returns distributed to investors. The implementation of a listing mechanism on stock exchanges allows investment units and trust beneficiary certificates issued by investment companies to be traded on the market like stocks.

As of March 31, 2007, a total of 41 funds were listed on the Tokyo Stock Exchange.

Chuo Mitsui participated in the establishment of several of the listed investment companies, and of the 41 funds with listed units on the stock exchange, 16 of them have entrusted the Bank to handle such aspects of outsourced administration as transfers of title, asset custody and settlement accounting procedures.

General Real Estate Investment Advisory

In September 2000, the Ministry of Land and Transportation introduced a registration system for general real estate investment advisories to encourage healthy development of this business. Real estate investment advisories provide assistance on real estate investments and discretionary services on behalf of clients regarding investment decisions and transactions. An advisory that limits its services to assistance on real estate investments is classified as an ordinary real estate investment advisory, while an advisory that integrates basic services with discretionary services involving decisions and transactions is classified as a general real estate investment advisory.

Stock Transfer Agency Services

External Environment, Clients' Needs	Concrete Actions, Services
More companies are preparing for IPOs.	**Give advice on taking a company public.**
Companies must deal with new legislation, including the Company Law, and be better organized for shareholders' general meetings.	**Offer practical, stock-related legal services.**
Progress in IT has encouraged more companies to take general shareholders' meetings online.	**Provide services that underpin the use of IT.**
Companies are putting greater effort into investor relations (IR) activities.	**Undertake IR support services.**

Stock Transfer Agency Services

Stock transfer agency services go beyond processing transfers of title and maintaining shareholder lists on behalf of stock-issuing clients to include the swift and accurate execution of a multifaceted array of services, all done in accordance with legal and taxation rules. These range from annual tasks, such as mailing out voting notices and invitations to shareholders' general meetings and calculating and distributing dividends, to stock-related corporate actions, such as recapitalization, stock splits and transfer of shares.

Chuo Mitsui endeavored to make its stock transfer agency services more efficient and noticeably better than the competition. In the second half of fiscal 2006, the Bank revamped its core system to expedite the stock-related administrative processing timetables of stock-issuing companies and facilitate provision of stock-related administrative data over the Internet.

Efforts to protect client information were officially acknowledged in April 2006 when Chuo Mitsui Stock Transfer Agency Business Co., Ltd., a subsidiary that handles stock transfer agency administrative processing, and Tokyo Securities Transfer Agent Co., Ltd., a wholly owned subsidiary, acquired Privacy Mark certification from the Japan Information Processing Development Corporation.

IPO Consulting Services

Staff with particular expertise in IPOs help executives of unlisted companies seeking to list on a stock market by providing appropriate and pertinent advice on every stage of the listing process right up to the actual listing. Consultations are comprehensive but highlight stock-related practices and the Company Law.

Chuo Mitsui cemented its position as a reliable partner to companies preparing to list and earned top scores from these clients. The Bank's efforts were substantiated by the successful IPOs achieved by clients in fiscal 2006.

Number of Listed Companies under Administration


(Number)
1,050
1,000
950
900
850
800
874
996
972
978
2004
2005
2006
2007

Note: Tokyo Securities Transfer Agent became a subsidiary of Chuo Mitsui in March 2005. (As of March 31)

Privacy Mark
The Privacy Mark certification confirms that a business maintains a management system with suitable measures to protect private information and that it properly handles such data, in accordance with JIS Q 15001 criteria established by the Japan Industrial Standards Committee.

Practical, Stock-Related Services

Chuo Mitsui supports the stock-related activities of issuing companies from a legal perspective through seminars and lectures for directors by in-house professionals with considerable hands-on experience. These events focus on the Company Law and issues currently impacting general shareholder meetings.

The Bank also produces specialized publications, including *Shoken Daiko News* ("Stock Transfer Agency News") and *Shoken Daiko Kenkyu* ("Stock Transfer Agency Studies").

Through these formats, Chuo Mitsui grants easy access to timely, practical information—a commitment that has earned top marks from the Bank's corporate clients.


上場会社の
会社法実務
株主総会・株式の実務を中心に、全面適用される会社法の諸手続を完全整理


株式実務
株主総会のポイント

Writing Activities by the Stock Transfer Agency Department

The Stock Transfer Agency Department is actively engaged in writing activities:

- *Jojo Kaisha no Kaishaho Jitsumu* ("Putting the Corporation Law into Practice at Listed Companies") published in April 2007
- *Kabunushi Sokai no Point (Zenteiban)* ("Hints on Executing General Shareholder Meetings (completely revised)")

Underpinning the Use of IT

Chuo Mitsui's Online System for Shareholders' General Meetings updates the tally of votes exercised by shareholders on an hourly basis and manages complex settlement administrative processes. This system can be linked to the system set up in the reception area on the day of the shareholders' general meeting to support fast and secure execution of the meeting agenda through the application of IT technology.

The Online System for Shareholders' General Meetings has a site where shareholders can exercise their right to vote online. This function has drawn high praise for ease of use.

Of particular merit, however, is the high level of security presented by the Online System for Shareholders' General Meetings. This achievement has been substantiated by certification—a first in the stock transfer agency business—under international information security management system (ISMS) criteria ISO/IEC 27001 and domestic JIS Q 27001 criteria, based on the ISMS Conformity Assessment System.

IR Support

Chuo Mitsui offers beneficial shareholder survey services to identify domestic and overseas institutional investors not listed in shareholders' registries. Specifically, the Bank applies a proprietary system that produces data on domestic institutional investor beneficial shareholders. The Bank also conducts foreign shareholder surveys and foreign beneficial shareholder data services.

In its report on voting results, the Bank deduces which fund managers voted against agenda items at the shareholders' general meeting, verifies the causes leading to such votes and evaluates voting results. The report enables corporate clients to acquire a clear picture on the actual voting behavior of institutional investors.

In addition, Chuo Mitsui maintains an assortment of meticulously thorough IR support services, including individual shareholder questionnaires, information meeting assistance, techniques to visualize how shareholders' general meetings will unfold, and the formulation of strategies designed to improve corporate value.

ISO/IEC 27001

An international standard for information security management systems (ISMS), ISO/IEC 27001 is based on an earlier British Standard, BS7799-2, and became a global benchmark under the International Standards Organization in 2005. In Japan, similar criteria were established under the ISMS Conformity Assessment System, which was replaced by a national standard, JIS Q 27001, in 2006.

The respective certification systems are administered by the United Kingdom Accreditation Service and the Japan Information Processing Development Corporation.

To sustain information system confidentiality, integrity and availability, it is vital to ensure conformity in standards through ongoing improvement in system configuration and operation, as they pertain to system security, including the structures established to manage organizations, technologies, written documents, business succession and legal issues.

Institutional Investor Services


INGSTON
3.68
3.72
0.06
0.14
0.026
0.05
2.30
0.055
SUG.
THUR

Institutional Investor Services

Pension Trust Operations

Many companies' fund managers wish to utilize the No. 1 trust bank

Chuo Mitsui Asset is focusing on its consulting expertise in retirement benefit plans to design and provide services fine-tuned to clients' needs, which will lead to stronger client loyalty, a larger amount of assets under administration and higher profits.

Securities Trust Operations

Balance of investment trusts under administration—more than ¥10.0 trillion

Chuo Mitsui Asset will expand its profit base in the constantly growing investment trust market by directing more energy into the trust operations characteristic of a trust company and enhancing related services, and by focusing more attention on stronger investment advisory services for asset management companies.

	Trust Asset Management Business	Trust Asset Administration Business	Pension Management Services
Pension Trusts	Employee pension fund trusts, defined benefit corporate pension trusts, tax-qualified pension trusts, national pension fund trusts		
		Defined contribution pension operations (asset administrators, administration managers)	
Securities Trusts	Individually operated designated money trusts (*shiteitan*)[1], money trusts other than *shiteitan* (money fund trusts), treasury stock trusts (stock buyback fund trusts)[2], designated composite trusts, securities management trusts		
	Investment Advisory Business	Securities investment trusts, specified money trusts (*tokkin*)[3], specified money in trusts other than money trusts, specified composite trusts, securities trusts, trust-style rights plans[4]	

1. Trusts for which the trustee has the authority to manage the entrusted funds at its own discretion within the range and type of assets designated by the trustor.
2. Trusts to facilitate the purchase of own shares (treasury stock) from the market on behalf of the trustor, i.e., the client company.
   This is a specified investment-style product that allows purchases at the trustee's discretion, thereby averting possible violation of regulations by the client company concerning market manipulation and insider trading.
3. Trusts for which the trustee has full discretionary rights for management of the entrusted assets.
4. Products utilizing trust schemes that function as measures to deflect hostile takeovers.
   A trust is set up for equity warrants prior to the execution of subscription rights to new shares, so that if a hostile takeover bid is tabled, new shares can be issued to existing shareholders, essentially terminating the predatory action.

The Bank also handles other products, including money claims in trust, in addition to the products listed above.

Chuo Mitsui Asset
A Word from the President



Within Chuo Mitsui Trust Group, Chuo Mitsui Asset complements the activities of Chuo Mitsui with a focus on client-oriented trust asset management and administration, as well as pension management services.

We seek to accurately identify the increasingly diverse and high-level needs of clients to ensure that we satisfy clients' requirements with the right products and services.

In the area of trust asset management, we draw on a wide spectrum of plans and services, from passive and active funds to alternative funds, and select those most suitable to clients' needs.

In the area of trust asset administration, we enjoy the economies of scale in basic operations gained through the transfer of assets to Japan Trustee Services Bank, Ltd., and continue to direct efforts toward high-value-added services, such as online access to integrated information.

In pension management services, we offer comprehensive structures, such as cash balance plans and defined contribution pension plans, and direct concerted energy into consultations and related services covering all aspects of retirement benefit systems.

As a member of Chuo Mitsui Trust Group, we will strive to polish existing capabilities in forte fields of operation and build stronger bonds of trust with clients.

On behalf of the Board, I ask for your continued understanding and support of our efforts.

October 2007

Tadashi Kawai
President

Asset Management Business

External Environment, Clients' Needs	Concrete Actions, Services
Demand is up for high-quality fund management products featuring excellent risk-return characteristics.	**Provide high-quality fund management products backed by a philosophy of consistent fund management.**
Clients increasingly require high-level fund management consultation.	**Offer sophisticated advice that demonstrates specialized expertise to the fullest extent possible.**
Clients are keen to reinforce their risk management positions.	**Manage entrusted funds with due diligence through a unified risk management structure.**

One of Japan's Largest Pools of Asset Managers

The Asset Management Department is responsible for about ¥23 trillion in funds. These funds are combined in various formats, including corporate pensions, public pensions and public sector funds, and are managed according to proposals formulated with the explicit input of clients. The scale of the funds handled at Chuo Mitsui Asset is one of the largest in Japan, and the Bank utilizes the merits of this scale, as well as the talents of a skilled group of some 200 professionals, to achieve excellent fund management performance.

Top-Class Asset Management Capabilities

Fund management operations at Chuo Mitsui Asset are underpinned by a fundamental principle that prioritizes consistency and clarity in the processes used to manage funds. To support this principle, operations have been arranged into a function-specific structure paralleling the all-encompassing Plan→Do→See process for fund management products. This addresses all activities, from the drafting of an investment strategy to the evaluation of a fund's performance. As a multiproduction firm, Chuo Mitsui Asset provides a diverse selection of products, from actively managed funds to passively managed funds, targeting both foreign and domestic investment.

Divisional Structure for Trust Asset Management


Plan
Do
See
Trust Asset Management Business
Pension Fund Investment Dept.
Public Fund Investment Dept.
Asset Management Department
General Affairs Group
Product Planning Group
Information System Group
Investment Strategy Group
Global Relation Group
Equity Dept.
Analysts Group
Japanese Equity Group
Foreign Equity Group
Fixed Income Investment Dept.
Japanese Fixed Income Group
Foreign Fixed Income Group
Passive Quantitative Investment Dept.
Passive Fund Management Group
Active Fund Quantitative Management Group
Investment Engineering Group
Global Relations and Alternative
Fund Investment Group
Investment Group
Trading Group
Investment Auditing Dept.
Investment Supervision Group
Investment Planning Department
Investment Administration Group

Professionals with High-Level Expertise

Active Management Based on In-House Research

The strength of Chuo Mitsui Asset's active fund management lies in a process by which the Bank's richly experienced fund managers utilize research data compiled by corporate analysts or quantitative assessments formed by econometric analysts to build funds. Of note, the Bank's teams of corporate and econometric analysts are at the top of the industry class, in terms of qualification as well as number.

Superb Passive Management

Chuo Mitsui Asset's predecessor, Mitsui Trust, was quick to realize the serviceability of passive fund management and followed its 1985 launch of passive funds featuring domestic stock with solid efforts to promote the process and improve the quality of related products. Chuo Mitsui Asset maintains this pioneering approach and has earned a solid reputation as the largest passive fund manager in Japan.

Providing Various Alternative Funds

To address wider demand from clients for alternative fund management, Chuo Mitsui Asset reinforced its investment structure and placed the Fund Business and Alternative Investment Department at the core of its enhanced structure as a section specializing in alternative fund management.

The Bank's expanding range of products includes a real estate securitized product, a fund-of-hedge-funds product, and private equity funds.

Promoting New Businesses

Deregulation, effective from April 2004, lifted restrictions on the participation of trust banks in the area of investment advisory services. Seeking to capitalize on this opportunity to establish a wider, more resilient profit base, Chuo Mitsui Asset enthusiastically embraced investment advisory services, including the promising field of advice on investment trusts, and has endeavored to apply respected fund management expertise acquired through services for institutional investors to meet the needs of individual investors as well.

With an eye toward further cultivating its base of new clients, the Bank entered the business of asset management services for nonresidents and offers investment advice on foreign-owned funds that concentrate investment in Japanese stocks.

Unified Risk Management Structure

Chuo Mitsui Asset strictly adheres to the responsibilities expected of a trustee. This commitment is substantiated by an independent risk management structure specifically created for asset management operations and a unified structure for risk management, compliance and performance evaluation.

In addition, to guarantee the integrity and transparency of its services, the Bank welcomed examination of its trust asset management business by an external auditing corporation in accordance with the U.S. auditing standard SAS 70 and received an SAS 70 auditor's report attesting to effective application of internal controls during the verification period.

Sustained High Marks in Survey of Pension Funds

Chuo Mitsui Asset achieved high approval ratings, both quantitatively and qualitatively, once again in 2007, taking the top spot among Japanese trust banks according to *Newsletter on Pensions & Investment*, a survey conducted by Japan's Rating and Investment Information, Inc., that targets institutional investors nationwide and asks them to assess the fund managers handling their pension funds.

Chuo Mitsui Asset was also voted the No. 1 fund manager among all trust banks that clients would choose again as a service provider.

The solid evaluation and enduring loyalty that Chuo Mitsui Asset has garnered from its clients are a testament to its asset management capabilities and pertinent investment advice.

Three Chuo Mitsui Asset Funds Win Inaugural R&I Fund Awards

R&I Fund Awards 2007, sponsored by Rating and Investment Information, Inc., recognized the best funds in Japan. Chuo Mitsui Asset took top honors for three funds—domestic and foreign equity (balanced fund), foreign equity global quants (A3) and balanced (standard, return-seeking and passive)—in the defined benefit pension plan category.

Asset Administration Business

External Environment, Clients' Needs	Concrete Actions, Services
Clients seek highly precise, low-cost services.	**Implement aggressive use of IT and improve efficiency in business activities by utilizing economies of scale.**
Interest is up for services with higher quality and higher-value-added features.	**Enhance the level of information services provided and complement them with transition management services.**
Risk management practices are more meticulous.	**Execute strict internal controls and formalize a system for external audits.**

Overview of Asset Administration Business

Asset administration and asset management are complementary sides of the same business coin, wherein asset administrators handle the basic elements of asset maintenance, including custody, settlement, accounting and record-keeping, for the various assets designated for investment by fund managers. In addition to reliable and precise data processing, asset administration increasingly requires swift and accurate responses to the evolving globalization of fund management and reform of the domestic securities clearing and settlement system. It also requires higher-quality services, including securities lending and transition management, and sophisticated information services, such as the integrated presentation of administration results.

Benefiting from Transfer of Assets to Japan Trustee Services

Seeking to capitalize on the economies of scale in basic operations of trust asset administration, Chuo Mitsui Asset has entrusted administration of its trusts assets to Japan Trustee Services Bank, Ltd.

Japan Trustee Services Bank, with investment from Chuo Mitsui Trust Holdings, The Sumitomo Trust & Banking Co., Ltd., and Resona Bank, Ltd., is one of Japan's largest asset administrator with entrusted assets reaching a staggering ¥170 trillion.

As always, Japan Trustee Services Bank will draw on the management resources and years of know-how accumulated by participating banks to deliver high-level asset administration services to its clients and will utilize the returns granted by the size of entrusted assets to make execution of these services all the more efficient.


Clients
Trusts
Reporting
Trusts
Reporting
Trusts
Reporting
Sumitomo Trust
Chuo Mitsui Asset
Resona Trust
1/3 equity
Chuo Mitsui Trust Holdings
Resona Bank
1/3 equity
1/3 equity
Entrust administration
Entrust administration
Entrust administration
Japan Trustee Services Bank

Profile of Japan Trustee Services Bank

Date of establishment:	June 20, 2000
Capital:	¥51.0 billion
Total assets:	¥1,501.2 billion
Balance of trust assets:	¥168,821.9 billion

(As of March 31, 2007)

High-Value-Added Services: Online Information Access

For clients, including those with pension funds, which require asset administration services, Chuo Mitsui Asset undertakes master record-keeping services. In addition to the collection, integration and processing of fund management data compiled by multiple asset administrators, these services facilitate timely and unified online access to data regarding investment status and performance evaluations as well as reports useful to risk management efforts.

Chuo Mitsui Asset has acquired an enviable reputation for providing integrated data that encompasses entire corporate groups and transcends the borders of employee pension funds, tax-qualified pension funds, retirement benefit trusts and other systems.

Further complementing this data, the Bank offers the Universe Comparison Service, a high-value-added method that compares relative performance of one pension fund against other pension funds in a fixed universe, according to several classifications, including a pension system, such as employee pension funds and tax-qualified pension funds, or by the scale of invested assets.

Chuo Mitsui Asset Master Record-Keeping Service



Resona Trust
Sumitomo Trust
Other trust banks
Life insurers
Fund management data
Sumitomo Trust, Resona Trust (Japan Trustee Services Bank)
Trust & Custody Services Bank
Profitability and balance data
Chuo Mitsui Asset*
Partial outsourcing*
Japan Trustee Services Bank
Profitability and balance data
Japan Pension Universe Comparison Services Bank
Integrated data report
Universe evaluation report
Universe evaluation data
Chuo Mitsui Asset, Sumitomo Trust, Resona Trust, Japan Trustee Services Bank, Trust & Custody Services Bank
Clients
Online reference possible

* Outsourced activities are the collection and processing of basic data as well as disclosure of accounts.

Transition Management Services

The costs and risks incurred in the course of transferring assets when a new trustee is assigned for fund management or when allocation of assets is changed can have a major impact on fund performance. Chuo Mitsui Asset consolidates processes for asset transition and provides Transition Management Services through which the Bank formulates and implements the most expedient plan for transition and ensures its efficient execution.

Transition Management



Fund management institution A
Fund management institution B
Fund management institution C
Fund management institution X
Fund management institution Y
Fund management institution Z
Client
Transition Manager (Chuo Mitsui Asset)
Explain pre- and post-transition processes to client
Explain pre- and post-transition processes to fund managers, obtain investment lists
Discuss procedures, communicate with securities firms
Verify content in pre- and post-transition reports
Manage cash flow
Handle custody and settlement of assets
Securities Firms
Analyze pre- and post-transition processes
Propose execution strategies
Implement investments
Prepare pre- and post-transition reports

Universe Comparison Service
Seeking to build a universe information database, Chuo Mitsui Asset teamed up with The Sumitomo Trust & Banking Co., Ltd., Resona Trust & Banking Co., Ltd., Trust & Custody Services Bank, Ltd., and Japan Trustee Services Bank in joint operation of the Japan Pension Universe Comparison Service Association.

Transition Management Services
These services are underpinned by advice on optimum timing and method to minimize the costs involved in transferring assets.

Pension Management Services

External Environment, Clients' Needs	Concrete Actions, Services
The retirement benefit system is characterized by reforms.	**Present high-quality pension system management services.**
The job market is characterized by greater mobility.	**Extend comprehensive advice on individual retirement benefit systems.**
Changes in the retirement benefit system require new controls.	**Offer high-level risk hedging and administrative tools.**

Overview of Pension Management Services

In its capacity as a provider of lead-manager services, Chuo Mitsui Asset offers pension management services covering system and contract administration, actuarial calculations and maintenance of members and beneficiaries. As of March 31, 2007, the Bank was entrusted with the administration of 1,021 tax-qualified pension funds, 94 employee pension funds, and 177 defined benefit corporate pension funds.

Chuo Mitsui Asset is also actively engaged in services for cash-balanced plans and defined contribution pension plans.

Comprehensive Consulting Services

Developments such as the introduction of retirement benefit accounting and enactment of the Defined Contribution Pension Law and the Defined Benefit Corporate Pension Law have prompted corporate executives to pinpoint effective techniques for mitigating the risks connected with retirement benefit obligations.

The diverse and complex issues involved in controlling these risks demand measures covering a range of topics, from retirement benefit obligations and the design of retirement benefit schemes to asset management.

Chuo Mitsui Asset has applied years of expertise accumulated in the areas of tax-qualified pension plans and employee pension plan funds to the creation of a full line of services covering a range of issues dealing with retirement benefit systems, from the introduction of such systems and their respective maintenance, to fund management and administration, and further to the calculation of retirement benefit obligations and pension ALM analysis.

Especially while the retirement benefit system in

Implementing SAS Internal Control Audits on Pension Operations

To support responses to such legal developments as the Sarbanes-Oxley Act, a compliance-oriented corporate reform law dubbed the SOX Act in the United States, Chuo Mitsui Asset welcomed examination of its pension and trust asset management businesses by an external auditing corporation, in accordance with the U.S. auditing standard SAS 70.

The Bank, which received an SAS 70 auditor's report confirming effective application of internal controls during the verification period, was the first major trust bank in Japan to undergo such an audit.

Under the SOX Act, executives at companies listed in the United States shall, from the fiscal year ending after July 2006, be accountable for internal controls. The scope of such controls and inherent accountability shall encompass outsourced services and thus compel U.S.-listed companies to ascertain the status of internal controls at the trust banks to which they outsource administration of their pension funds.

Moreover, the Financial Instruments and Exchange Law—essentially, Japan's version of the SOX Act—will require listed companies to disclose their respective internal control structures to investors, effective from fiscal years ending on or after March 31, 2009.

Against this backdrop, Chuo Mitsui Asset decided to obtain an SAS 70 auditor's report and thereby address the wider responsibilities of companies entrusting management of their corporate pensions to the Bank. With this report, clients have confirmation that the services extended by the Bank to its corporate clients are backed by high-level internal controls and that the Bank is taking an active approach to help its clients satisfy SOX Act requirements.

Japan undergoes transformation, the Bank will continue to refine its talents in the corporate pension business and undertake system administration matched to the personnel and financial strategies of its clients.

Enhanced Information Access and Consulting Capacity

Revision of the Defined Contribution Pension Law and the Defined Benefit Corporate Pension Law, as well as a review of the public pension system, exemplify the changes taking place in pension and retirement fund systems. Against this backdrop, trust banks must enhance their information and consulting functions to provide clients with required data and advice faster and more accurately that ever before.

Chuo Mitsui Asset is ready to meet the needs of clients in this new era with swift access to appropriate information facilitated through the Pension Research Center and prudent recommendations extended by the Consulting Department.

Tackling Defined Contribution Pension Plans

Chuo Mitsui Asset is working to build an all-encompassing structure of a defined contribution pension trust organization featuring a full line of services, from verification of existing retirement benefit systems and advice on the design and implementation of defined contribution pension plans to services involving record keeping, asset administration, fund management products and investment education.

In December 2002, Chuo Mitsui Asset introduced Japan's first Jointly Operated Defined Contribution Pension Plan system, and in April 2005, the Bank began handling a Comprehensive Defined Contribution Pension Plan system. Through aggressive development of schemes geared to the specific needs of clients, the Bank has been appointed operational administrator and asset administrator by numerous corporations.

The Bank will continue to apply accumulated know-how to enhance its services.

New Defined Contribution Pension Plan Services



Chuo Mitsui Asset has launched an optional service to complement defined contribution operational administrative services. This service gauges pension receipts at and after retirement by considering the anticipated amount accumulated through defined contributions of plan participants as well as expected defined benefit corporate pension plan benefits and salary-based retirement lump-sum amounts. A service like this—to consolidate defined contribution and defined benefit pension plans—is unique in the industry.

Chuo Mitsui Asset has prepared a downloadable program for participants that uses family composition details and asset information to create money plan simulations and to present reference data for special events in life, such as buying a home and retirement. The information gained through this program helps participants formulate their own plans for life and finances.

Continuing Education for Defined Contribution Plan Participants

A defined contribution corporate pension plan operates on the choices made by participants—that is, employees—so all participants, even those unaccustomed to investing, must understand the importance of selecting the right targets for investment. Companies with defined contribution pension plans need to set up investment education programs for their employees to underpin this process.

Given the current trend toward investments over savings, the atmosphere is right for encouraging people to take greater responsibility for their own investing choices and emphasizing the importance of personal life plans. More and more forward-thinking companies are using the situation to raise awareness among employees, and Chuo Mitsui Asset is responding to the needs of such companies with an extensive menu of easy-to-follow investment education services, from seminars to Internet-based assistance and e-learning tools.

Jointly Operated Defined Contribution Pension Plan, Comprehensive Defined Contribution Pension Plan

The joint introduction of defined contribution corporate pension plans at several companies is a format that shares plan operation among the participating companies. This reduces the costs involved in educating employees about investing responsibilities and investment choices and leads to greater efficiency in the operation and administration of such pension plans.

A jointly operated defined contribution pension plan is one established by a corporate group with capital ties, whereas a comprehensive defined contribution pension plan is one wherein such capital ties do not exist.

Financial Section

Financial Review 42
How to Read the Financial Statements of Trust Banks 44

Mitsui Trust Holdings, Inc.
Consolidated Financial Statements 45
Balance Sheets 45
Statements of Income 46
Statements of Changes in Equity 47
Statements of Cash Flows 48
Notes to Consolidated Financial Statements 50
Independent Auditors' Report 69
Non-Consolidated Financial Statements 70
Balance Sheets (Supplemental Information-Unaudited) 70
Statements of Income (Supplemental Information-Unaudited) 71

The Chuo Mitsui Trust and Banking Company, Limited
Consolidated Financial Statements 72
Balance Sheets 72
Statements of Income 73
Statements of Changes in Equity 74
Statements of Cash Flows 75
Notes to Consolidated Financial Statements 77
Independent Auditors' Report 95
Non-Consolidated Financial Statements 96
Balance Sheets (Supplemental Information—Unaudited) 96
Statements of Income (Supplemental Information—Unaudited) 97

Mitsui Asset Trust and Banking Company, Limited
Non-Consolidated Financial Statements 98
Balance Sheets (Supplemental Information—Unaudited) 98
Statements of Income (Supplemental Information—Unaudited) 99

Financial Statements of Subsidiary Banks (Trust Account—Unaudited) 100
Notes to Financial Statements of Subsidiary Banks (Trust Account—Unaudited) 101

Consolidated Five-Year Summary 103

Definitions of Self-Assessment System, Disclosure of Assets Based on the Financial Revitalization Law and Risk-Monitored Loans 104

Reference- Basel II Related Data
Risk Management 107
Mitsui Trust Holdings, Inc. 125
The Chuo Mitsui Trust and Banking Company, Limited 151
Mitsui Asset Trust and Banking Company, Limited 195

Directors, Corporate Auditors and Executive Officers 202
Organization 203
Major Associated Companies 204
Investor Information 205

Name Changes of Mitsui Trust Holdings, Inc., and Mitsui Asset Trust Banking Company, Limited

On October 1, 2007, Mitsui Trust Holdings, Inc., changed its name to Chuo Mitsui Trust Holdings, Inc. Likewise, Mitsui Asset Trust Banking Company, Limited, became Chuo Mitsui Asset Trust and Banking Company, Limited. However, the names used in the sections of this annual report entitled Financial Review, Financial Statements and Notes and Basel II Related Data are those that were official as of March 31, 2007.

Economic and Fiscal Environments

The economic environment in fiscal 2006—the consolidated fiscal year ended March 31, 2007—was much like that in fiscal 2005, with a mixture of opportunities and challenges both overseas and in Japan. Of note overseas, an expansionary atmosphere persisted despite a slowdown in the United States caused by sluggish demand for housing, while in Japan, favorable export activity and capital investment within the business community offset a lull, albeit temporary, in personal consumption in the summer of 2006.

In the domestic finance industry, short-term interest rates, raised twice by the Bank of Japan, settled in the vicinity of 0.5% in February 2006 and stayed at this level. Long-term interest rates shifted into the upper one-percentile range, amid a gradual yet sustained recovery in business conditions. The Nikkei Stock Average fluctuated considerably during fiscal 2006, prompted largely by speculation over business conditions at home and abroad, and ended in the 17,000 range, as of March 31, 2007. A high dollar/low yen situation continued to characterize the foreign exchange market, primarily because of a gap between foreign and domestic interest rates. The U.S. dollar strengthened against the yen, moving from the low 120s at the start of 2007 into the 117 range by March 31, 2007.

A trend among individuals to apply personal financial assets toward equity and investment trusts rather than deposits and saving accounts became more pronounced in fiscal 2006. In the real estate market, the flow of risk money increased, and the scale of transactions reached a high level.

To address these economic and fiscal opportunities and challenges, Mitsui Trust Financial Group adhered to its basic direction, emphasizing accelerated recomposition of the revenue structure and enhanced profitability through expanded gross operating profit. Efforts were therefore channeled into activities that would reinforce Groupwide strengths in growth fields and underpinned by the Group's two trust banks, with Chuo Mitsui focusing on individual services, financial services, real estate operations and stock transfer agency services, and Mitsui Asset concentrating on pension trusts and securities trusts.

Fiscal 2006 Consolidated Performance

As of March 31, 2007, the deposits amounted to ¥8,529.7 billion, down 3.1% from a year earlier. Loans and bills discounted reached ¥7,377.3 billion, up 1.2%. Securities came to ¥4,511.7 billion, up 17.6%.

Total assets stood at ¥14,090.5 billion, up 2.0%.

Against the combined value of total equity and minority interests, at March 31, 2006, net assets rose 17.8% year-on-year, to ¥1,137.3 billion.

On the profit-and-loss front, total income fell 2.3%, to ¥468.0 billion, but with a 15.0% reduction in total expenses, to ¥288.3 billion, income before income taxes and minority interests grew 28.4%, to ¥179.6 billion. Net income, however, decreased 5.8%, to ¥112.7 billion, and net income per share dropped to ¥123.33, compared with ¥139.04 a year earlier.

The consolidated capital adequacy ratio, calculated according to domestic criteria, was 12.13% in fiscal 2006, down from 12.35% in fiscal 2005.

Segment Information

The trust and banking business generated total ordinary income of ¥405.9 billion and ordinary expenses of ¥242.7 billion, leading to ordinary profit of ¥163.2 billion. Other finance-related operations generated ordinary income of ¥93.4 billion and ordinary expenses of ¥64.2 billion, for ordinary profit of ¥29.1 billion.

Cash Flows

Net cash provided by operating activities in fiscal 2006 reached ¥521.8 billion, a ¥994.2 billion change from ¥472.4 billion used in fiscal 2005. This turnaround is largely the result of a net increase in marketable funds.

Net cash used in investing activities amounted to ¥568.0 billion, a ¥966.8 billion change from ¥398.8 billion provided in fiscal 2005. This turnaround is primarily due to a reduction in proceeds from investment securities.

Net cash used in financing activities came to ¥2.7 billion, or ¥20.2 billion more than in fiscal 2005. The year-on-year difference reflects the appearance of proceeds from the issuance of common stock to minority shareholders which, at ¥33.0 billion, offset major applications of funds for financing activities, including the issue of subordinated convertible bonds—that is, preferred stock through private placement.

Cash and cash equivalents at the end of the year settled at ¥303.1 billion, down ¥48.3 billion from a year earlier.

Non-Consolidated Fiscal 2006 Performance

Total assets of Mitsui Trust Holdings stood at ¥717.0 billion, primarily owing to an increase in marketable securities following the change to wholly consolidated subsidiary status for Mitsui Asset. Net assets reached ¥578.2 billion, for net assets per share of ¥191.69.

Income before income taxes and minority interests slipped to ¥18.9 billion, reflecting a decline in fees and commissions from subsidiaries. Net income retreated to ¥19.1 billion, and net income per share of common stock decreased to ¥16.71.

Dividends

In view of its public duty as a financial institution, Mitsui Trust Holdings' basic policy on dividends is underscored by an unwavering commitment to ensure sound management. Therefore, the Company aims to boost retained earnings to an appropriate level while maintaining stable dividends for shareholders.

The Company paid dividends of ¥5.00 per share of common stock in fiscal 2006. Dividends on preferred stock remained the same as in fiscal 2005: ¥14.40 for class II preferred and ¥20.00 per share for class III preferred.

How to Read the Financial Statements of Trust Banks

Trust Account and Banking Account

Trust banks keep two types of account: the banking account, which is the institution's own; and the trust account, which is the account of beneficiaries. Trust banks have a number of trust accounts, reflecting the fact that they must separately administer the assets of each trust contract. In principle, details of individual accounts are disclosed only to trustors or beneficiaries. Nevertheless, the total balances of money and pension trusts are recorded in the trust account's aggregate balance sheet. The main assets and liabilities of the trust account with principal guarantee agreement are also disclosed.

Although trust assets nominally belong to trust banks, in fact they belong to the beneficiaries. The institutions therefore receive trust fees for managing these accounts. After deductions for fees and expenses, the profits generated with these accounts all become trust assets.

Trust fees represent one source of income in the banking account. In other words, the banking account income statement reflects both earnings from banking operations and from trust operations.

The Concept of Net Operating Profit *(Gyomu Juneki)*

To calculate core profits—excluding items outside core operations, such as stock earnings and losses and write-offs of non-performing assets—we calculate the net operating profit by selecting only those items that express the earnings from core operations from within the income statement.

Net operating profit is calculated by subtracting the general and administrative expenses and the transfer to the general reserve for possible loan losses from gross operating profit. Gross operating profit comprises:

- Net interest income (such as from deposits, loans and marketable securities);
- Net fees and commissions (trust fees, and fees and commissions);
- Net trading gains (earnings from trading purpose transactions); and
- Net other operating income (such as earnings from foreign exchange and bond trading).

Net Operating Profit at Trust Banks

In addition to net operating profit, trust banks disclose net operating profit before trust account write-offs. With trust banks, the net operating profit calculated according to the formula mentioned above does not adequately reflect the profitability of core operations. Trust fees, which are part of business profit, are calculated after subtracting loan write-offs in the trust account. Therefore, net operating profit is smaller than a trust bank's actual profitability in core operations.

To adjust for this difference and more accurately reflect the profitability of core operations, trust banks calculate net operating profit before trust account write-offs. This allows a comparison with other banks according to net operating profit.

Pre-provision profit is calculated by adding back the transfer to general reserve for possible loan losses from net operating profit before trust account write-offs. The purpose of this calculation is to show the trend of a bank's earning power by eliminating all credit costs including transfers to general reserves.

• The Relationship between Ordinary Income and Net Operating Profit


Gross ordinary income (A)
Trust fees
Interest income
Fees and commissions
Trading gains
Other operating income
Other income
①


Ordinary expenses (B)
Interest expense
Fees and commissions
Trading losses
Other operating expenses
General and administrative expenses
Other expenses
②

Ordinary income
This is calculated by deducting ordinary expenses (B) from gross ordinary income (A).

Gross operating profit
The amount remaining after subtracting the highlighted areas in box ② from those in box ① is nearly equal to gross operating profit.

Net operating profit
This results from subtracting general and administrative expenses and the transfer to general reserve for possible loan losses from gross operating profit. The transfer to the general reserve for possible loan losses is part of other expenses.

• Sample Calculation of Net Operating Profit before Trust Account Write-Offs

Net operating profit other than for trust fees	Trust fees before loan write-offs	
Net operating profit other than for trust fees (a)	Trust fees (b)	Loan write-offs in the trust account (c)
150	70	30

Net operating profit (a+b)
220

Net operating profit before trust account write-offs (a+b+c)
250

Consolidated Balance Sheets

Mitsui Trust Holdings, Inc. and Consolidated Subsidiaries
As of March 31, 2007 and 2006

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2007	2006	2007
ASSETS			
Cash and cash equivalents	¥ 303,133	¥ 351,462	$ 2,567,407
Due from banks other than due from the Bank of Japan	194,963	80,097	1,651,250
Call loans and bills bought	111,121	164,553	941,145
Receivables under resale agreements	—	900	—
Receivables under securities borrowing transactions	80,099	74,243	678,402
Monetary claims bought (Note 5)	104,146	108,982	882,070
Trading assets (Note 5)	52,803	44,883	447,224
Securities (Notes 5 and 12)	4,511,730	3,835,789	38,212,336
Money held in trust (Note 6)	2,710	7,651	22,958
Loans and bills discounted (Notes 7 and 12)	7,377,362	7,292,088	62,482,955
Foreign exchanges (Note 8)	940	37,598	7,961
Other assets (Notes 9 and 12)	351,678	428,110	2,978,562
Premises and equipment (Note 10)	203,672	207,430	1,725,014
Intangible fixed assets (Note 11)	77,163	48,043	653,538
Deferred tax assets (Note 29)	82,850	164,313	701,710
Customers' liabilities for acceptances and guarantees (Note 13)	711,121	1,023,351	6,022,879
Allowance for possible loan losses	(74,974)	(60,730)	(634,999)
Total assets	¥14,090,523	¥13,808,769	$119,340,419
LIABILITIES AND EQUITY			
Liabilities:			
Deposits (Notes 12 and 14)	¥ 8,529,710	¥ 8,806,956	$ 72,242,829
Call money and bills sold (Note 12)	547,378	394,088	4,636,046
Payables under repurchase agreements (Note 12)	114,467	38,307	969,484
Payables under securities lending transactions (Note 12)	1,062,543	840,412	8,999,270
Trading liabilities	4,398	6,945	37,249
Borrowed money (Notes 12 and 15)	393,235	165,445	3,330,529
Foreign exchanges (Note 8)	48	47	412
Subordinated bonds (Note 16)	195,119	211,591	1,652,576
Subordinated convertible bonds (Note 16)	47	120	406
Payables to trust account	1,222,593	1,161,278	10,354,819
Other liabilities (Note 17)	131,796	150,615	1,116,256
Reserve for bonus payment	3,247	3,187	27,508
Reserve for retirement benefits for directors and corporate auditors (Note 3)	1,060	—	8,982
Reserve for employee retirement benefits (Note 18)	2,107	1,842	17,851
Reserve for possible losses related to land trust	9,934	9,539	84,141
Deferred tax liabilities (Note 29)	24,346	29,646	206,203
Acceptances and guarantees (Note 13)	711,121	1,023,351	6,022,879
Total liabilities	12,953,158	12,843,377	109,707,448
Minority interests	—	106,541	—
Commitments and contingent liabilities (Note 19)			
Equity (Note 20):			
Common stock and preferred stock (Note 21)	261,608	261,579	2,215,708
Capital surplus	127,342	126,297	1,078,531
Retained earnings	378,812	274,583	3,208,374
Net unrealized gains on available-for-sale securities	259,248	213,547	2,195,720
Deferred losses on derivatives under hedge accounting	(7,439)	—	(63,012)
Land revaluation difference	(15,532)	(15,527)	(131,554)
Foreign currency translation adjustments	53	(539)	450
Treasury stock—at cost			
213,109 shares in 2007 and 1,574,204 shares in 2006	(195)	(1,090)	(1,656)
Total	1,003,897	858,850	8,502,563
Minority interests	133,467	—	1,130,408
Total equity	1,137,364	858,850	9,632,971
Total liabilities and equity	¥14,090,523	¥13,808,769	$119,340,419

See accompanying "Notes to Consolidated Financial Statements," which are an integral part of these statements.

Consolidated Statements of Income

Mitsui Trust Holdings, Inc. and Consolidated Subsidiaries
Fiscal years ended March 31, 2007 and 2006

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2007	2006	**2007**
Income:			
Interest income:			
Interest on loans and bills discounted	**¥ 84,450**	¥ 84,237	**$ 715,261**
Interest and dividends on securities	**70,958**	72,920	**600,985**
Interest on call loans and bills bought	**991**	59	**8,397**
Other interest income (Note 22)	**5,047**	8,233	**42,749**
Trust fees (Note 23)	**75,565**	72,049	**640,006**
Fees and commissions	**133,119**	122,711	**1,127,465**
Trading gains	**3,291**	4,503	**27,875**
Other operating income (Note 24)	**6,491**	22,577	**54,980**
Other income (Note 25)	**88,089**	91,743	**746,076**
Total income	**468,005**	479,036	**3,963,797**
Expenses:			
Interest expenses:			
Interest on deposits	**26,799**	17,166	**226,980**
Interest on call money and bills sold	**4,599**	2,418	**38,957**
Interest on borrowings	**4,520**	4,562	**38,285**
Other interest expenses (Note 26)	**26,687**	22,474	**226,030**
Fees and commissions	**15,059**	15,691	**127,548**
Trading losses	**120**	139	**1,017**
Other operating expenses (Note 27)	**5,846**	19,579	**49,519**
General and administrative expenses	**121,725**	124,115	**1,030,959**
Other expenses (Note 28)	**83,014**	132,967	**703,093**
Total expenses	**288,373**	339,114	**2,442,392**
Income before income taxes and minority interests	**179,632**	139,921	**1,521,404**
Income taxes (Note 29):			
Current	**19,003**	12,201	**160,950**
Deferred	**41,905**	1,901	**354,918**
Total income taxes	**60,908**	14,103	**515,869**
Minority interests in net income	**5,930**	6,132	**50,225**
Net income	**¥112,793**	¥119,684	**$ 955,309**

	Yen		U.S. dollars (Note 1)
	2007	2006	**2007**
Per share of common stock (Note 34):			
Basic net income	**¥123.33**	¥139.04	**$1.04**
Diluted net income	**62.88**	66.73	**0.53**
Cash dividends per share applicable to the year (Note 35):			
Common stock	**5.00**	4.00	**0.04**
Class I convertible preferred stock	**—**	40.00	**—**
Class II convertible preferred stock	**14.40**	14.40	**0.12**
Class III convertible preferred stock	**20.00**	20.00	**0.16**

See accompanying "Notes to Consolidated Financial Statements," which are an integral part of these statements.

Consolidated Statements of Changes in Equity

Mitsui Trust Holdings, Inc. and Consolidated Subsidiaries
Fiscal years ended March 31, 2007 and 2006

	Thousands		Millions of yen										
	Issued number of shares of common stock	Issued number of shares of preferred stock	Common stock and preferred stock	Capital surplus	Retained earnings	Net unrealized gains on available-for-sale securities	Deferred losses on derivatives under hedge accounting	Land revaluation differences	Foreign currency translation adjustments	Treasury stock	Total	Minority interests	Total equity
Balance, March 31, 2005	824,208	270,156	¥261,504	¥126,171	¥161,516	¥ 73,591	¥ —	¥(14,810)	¥(610)	¥ (752)	¥ 606,611	¥ —	¥ 606,611
Net income					119,684						119,684		119,684
Cash dividends					(7,335)						(7,335)		(7,335)
Reversal of land revaluation difference					717			(717)			—		—
Net unrealized gains on available-for-sale securities, less applicable tax						139,955					139,955		139,955
Change in foreign currency translation adjustments									70		70		70
Conversion of convertible bonds	136		75	75							150		150
Net increase in treasury stock (196 thousand shares)				50						(337)	(287)		(287)
Balance, March 31, 2006	824,345	270,156	261,579	126,297	274,583	213,547	—	(15,527)	(539)	(1,090)	858,850	—	858,850
Reclassified balance as of March 31, 2006 (Note 2 r)												106,541	106,541
Net income					112,793						112,793		112,793
Cash dividends					(8,569)						(8,569)		(8,569)
Purchase of treasury stock										(246)	(246)		(246)
Disposal of treasury stock				1,015						1,141	2,157		2,157
Conversion of Class I preferred stock into common stock	80,930	(20,000)											
Conversion of convertible bonds	53		29	29							58		58
Reversal of land revaluation difference					5			(5)			—		—
Net change in the year						45,701	(7,439)		592		38,854	26,925	65,780
Balance, March 31, 2007	**905,329**	**250,156**	**¥261,608**	**¥127,342**	**¥378,812**	**¥259,248**	**¥(7,439)**	**¥(15,532)**	**¥ 53**	**¥(195)**	**¥1,003,897**	**¥133,467**	**¥1,137,364**

	Thousands of U.S. dollars (Note 1)										
	Common stock and preferred stock	Capital surplus	Retained earnings	Net unrealized gains on available-for-sale securities	Deferred losses on derivatives under hedge accounting	Land revaluation differences	Foreign currency translation adjustments	Treasury stock	Total	Minority interests	Total equity
Balance, March 31, 2006	$2,215,461	$1,069,679	$2,325,598	$1,808,648	$ —	$(131,510)	$(4,567)	$(9,233)	$7,274,075	$ —	$7,274,075
Reclassified balance as of March 31, 2006 (Note 2 r)										902,359	902,359
Net income			955,309						955,309		955,309
Cash dividends			(72,577)						(72,577)		(72,577)
Purchase of treasury stock								(2,088)	(2,088)		(2,088)
Disposal of treasury stock		8,604						9,665	18,270		18,270
Conversion of convertible bonds	247	247							495		495
Reversal of land revaluation difference			44			(44)			—		—
Net change in the year				387,072	(63,012)		5,018		329,078	228,048	557,127
Balance, March 31, 2007	**$2,215,708**	**$1,078,531**	**$3,208,374**	**$2,195,720**	**$(63,012)**	**$(131,554)**	**$ 450**	**$(1,656)**	**$8,502,563**	**$1,130,408**	**$9,632,971**

See accompanying "Notes to Consolidated Financial Statements," which are an integral part of these statements.

Consolidated Statements of Cash Flows

Mitsui Trust Holdings, Inc. and Consolidated Subsidiaries
Fiscal years ended March 31, 2007 and 2006

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2007	2006	2007
Operating activities:			
Income before income taxes and minority interests	¥ 179,632	¥ 139,921	$ 1,521,404
Adjustments for:			
Income taxes paid	(15,500)	(7,104)	(131,286)
Depreciation and amortization	42,043	46,023	356,087
Loss on impairment of fixed assets	—	540	—
Amortization of consolidation goodwill	985	145	8,347
Equity in earnings of associated companies	(802)	(905)	(6,795)
Increase (decrease) in allowance for possible loan losses	14,933	(5,470)	126,478
Increase in reserve for bonus payment	60	134	512
Increase in reserve for retirement benefits for directors and corporate auditors	1,060	—	8,982
Increase in reserve for employees retirement benefits	265	275	2,246
Increase in reserve for possible losses related to land trust	395	9,539	3,349
Decrease in reserve for expenses related to Expo 2005 Japan	—	(89)	—
Net gain on securities	(14,314)	(20,937)	(121,236)
Net gain on money held in trust	(1,413)	(766)	(11,970)
Foreign exchange loss (gain), net	2,875	(41,403)	24,355
Net loss on disposals of premises and equipment	537	1,079	4,553
Change in assets and liabilities:			
Increase in trading assets	(7,920)	(15,633)	(67,083)
Decrease in trading liabilities	(2,547)	(1,281)	(21,572)
Increase in loans and bills discounted	(85,274)	(147,509)	(722,233)
Decrease in deposits	(280,512)	(130,631)	(2,375,811)
Increase in borrowed money (excluding subordinated borrowings)	232,289	4,372	1,967,390
Increase in due from banks (excluding cash equivalents)	(114,865)	(18,308)	(972,857)
Decrease (increase) in call loans and bills bought	52,578	(145,493)	445,317
Increase in receivables under securities borrowing transactions	(5,856)	(20,493)	(49,597)
Increase in call money and bills sold	229,448	57,165	1,943,328
Increase (decrease) in payables under securities lending transactions	222,131	(35,414)	1,881,355
Decrease (increase) in foreign exchanges (assets)	36,658	(35,717)	310,480
Increase in foreign exchanges (liabilities)	0	11	7
Increase (decrease) in payables to trust account	61,314	(77,847)	519,308
Other—net	(26,358)	(26,648)	(223,244)
Net cash provided by (used in) operating activities	521,847	(472,449)	4,419,818
Investing activities:			
Purchases of securities	(3,017,378)	(3,097,040)	(25,555,844)
Proceeds from sales of securities	757,484	1,293,925	6,415,553
Proceeds from redemption of securities	1,764,186	2,230,062	14,941,869
Decrease in money held in trust	5,349	5,231	45,310
Purchases of premises and equipment	(30,253)	(36,607)	(256,231)
Proceeds from sales of premises and equipment	3,201	3,931	27,118
Purchases of intangible fixed assets	(13,734)	—	(116,327)
Proceeds from sales of intangible fixed assets	1,391	—	11,787
Payment for purchase of stocks of a subsidiary	(38,252)	(658)	(323,981)
Net cash (used in) provided by investing activities	(568,004)	398,845	(4,810,744)
Financing activities:			
Proceeds from subordinated borrowings	2,500	—	21,173
Payment of subordinated borrowings	(7,000)	(13,000)	(59,286)
Proceeds from subordinated bonds and subordinated convertible bonds	—	5,000	—
Redemption of subordinated bonds and subordinated convertible bonds	(17,000)	(2,000)	(143,982)
Issuance of capital stock to minority interests	33,000	—	279,495
Dividends paid	(8,569)	(7,335)	(72,577)
Dividends paid for minority interests	(5,450)	(5,279)	(46,165)
Payment for purchase of treasury stock	(246)	(404)	(2,088)
Proceeds from sales of treasury stock	12	6	102
Net cash used in financing activities	(2,754)	(23,012)	(23,329)
Foreign currency translation adjustments on cash and cash equivalents	582	66	4,929
Net decrease in cash and cash equivalents	(48,329)	(96,551)	(409,326)
Cash and cash equivalents, beginning of year	351,462	448,014	2,976,733
Cash and cash equivalents, end of year	¥ 303,133	¥ 351,462	$ 2,567,407

Additional Cash Flows Information

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2007	2006	2007
Non-cash investing and financing activities:			
Conversion of convertible bonds into common stock:			
Capital stock increased by conversion of convertible bonds	¥ 29	¥ 75	$ 247
Capital surplus increased by conversion of convertible bonds	29	75	247
Treasury stock decreased by transfers of treasury stock related to conversion of convertible bonds	9	63	77
Capital surplus increased by transfers of treasury stock related to conversion of convertible bonds	4	46	41
Convertible bonds decreased by conversion into common stock	72	260	613
Transfer of treasury stock related to stock exchange (Note 4):			
Decrease in treasury stock	1,125	—	9,528
Increase in capital surplus	1,006	—	8,520
Consideration in the form of an exchange stock	2,131	—	18,049

See accompanying "Notes to Consolidated Financial Statements," which are an integral part of these statements.

1. *Basis of Presentation*

The accompanying consolidated financial statements (banking account) have been prepared from the accounts maintained by Mitsui Trust Holdings, Inc. ("Mitsui Trust Holdings") and its consolidated subsidiaries (together, the "Mitsui Trust Financial Group") in accordance with accounting principles generally accepted in Japan, and certain accounting and disclosure rules under the Securities and Exchange Law of Japan and the Banking Law of Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

On December 27, 2005, the Accounting Standards Board of Japan ("ASBJ") published a new accounting standard for the statement of changes in equity, which is effective for fiscal years ending on or after May 1, 2006. The consolidated statement of shareholders' equity, which was previously voluntarily prepared in line with the international accounting practices, is now required under generally accepted accounting principles in Japan and has been renamed "the consolidated statement of changes in equity" in the current fiscal year.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to Mitsui Trust Holdings' consolidated financial statements issued domestically in order to present them in a form that is more familiar to readers outside Japan. In addition, certain reclassifications and rearrangements have been made in the 2006 consolidated financial statements to conform to classifications and presentations used in 2007.

In 2001, The Chuo Mitsui Trust and Banking Company, Limited ("Chuo Mitsui"), purchased from a Japanese commercial bank all shares of Mitsui Asset Trust and Banking Company, Limited ("Mitsui Asset"), which became a wholly owned subsidiary of Chuo Mitsui. The business combination was accounted for as a purchase.

In February 2002, Chuo Mitsui established Mitsui Trust Holdings by way of stock transfers and became a wholly owned subsidiary of Mitsui Trust Holdings. The formation of Mitsui Trust Holdings was accounted for using the pooling-of-interests method in accordance with "Accounting for the Consolidation of the Holding Company Established by Stock Exchange or Stock Transfers," issued by the Japanese Institute of Certified Public Accountants ("JICPA") Accounting Committee Research Report No. 6. Mitsui Trust Holdings then purchased all of the Mitsui Asset shares from Chuo Mitsui, thus completing a series of business reorganization activities resulting in Chuo Mitsui and Mitsui Asset becoming wholly owned subsidiaries of Mitsui Trust Holdings.

In March 2002, Mitsui Asset succeeded to the pension trust and securities trust businesses of Chuo Mitsui by way of a corporate split transaction under Japanese law and in March and April of 2002, Mitsui Trust Holdings transferred an aggregate of 15.6% of the shares of Mitsui Asset to third parties through private placements. Between September and November of 2006, Mitsui Trust Holdings completed a series of cash purchases and a stock exchange in order to reacquire all of the shares of Mitsui Asset held by third parties, and again made Mitsui Asset its wholly-owned subsidiary.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which Mitsui Trust Holdings is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥118.07 to U.S.$1, the approximate rate of exchange at March 31, 2007. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

Amounts less than one million Japanese yen and one thousand U.S. dollars have been truncated, except for per share information. As a result, the total may not be equal to the total of individual amounts.

2. *Summary of Significant Accounting Policies*

a. Consolidation

The consolidated financial statements as of March 31, 2007 and 2006 include the accounts of Mitsui Trust Holdings and its significant 27 subsidiaries.

Under the control or influence concept, those companies in which the parent company, directly or indirectly, is able to exercise control over operations are fully consolidated, and those companies over which the Mitsui Trust Financial Group has the ability to exercise significant influence are accounted for by the equity method, unless in either case the companies are immaterial.

Investments in three associated companies were accounted for by the equity method in 2007 and 2006.

Investments in unconsolidated subsidiaries are stated at cost. If the equity method of accounting had been applied to the investment in these subsidiaries, the effect on the accompanying consolidated financial statements would not be material.

Any differences between the cost of an acquired subsidiary or associated company and the fair value of its net assets at the date of the acquisition are amortized over a period within 20 years, or charged to income as incurred if such differences are considered to be immaterial.

All significant intercompany transactions, balances and unrealized profits have been eliminated in consolidation.

b. Business Combination

In October 2003, the Business Accounting Council (the "BAC") issued a Statement of Opinion, "Accounting for Business Combinations," and on December 27, 2005, the ASBJ issued ASBJ Statement No. 7, "Accounting Standard for Business Divestitures" and ASBJ Guidance No. 10, "Guidance for Accounting Standard for Business Combinations and Business Divestitures." These new accounting pronouncements are effective for fiscal years beginning on or after April 1, 2006.

The accounting standard for business combinations allows companies to apply the pooling of interests method of accounting only when certain specific criteria are met such that the business combination is essentially regarded as a uniting-of-interests.

For business combinations that do not meet the uniting-of-interests criteria, the business combination is considered to be an acquisition and the purchase method of accounting is required. This standard also prescribes the accounting for combinations of entities under common control and for joint ventures.

Mitsui Trust Holdings and Mitsui Asset signed a stock exchange agreement on November 1, 2006, which was executed on November 28, 2006, and made Mitsui Asset a wholly owned subsidiary. The related goodwill is systematically amortized over 20 years.

c. Cash and Cash Equivalents

Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value. Cash equivalents include amounts due from the Bank of Japan.

d. Mark-to-Market Accounting for Trading Purpose Transactions

Transactions for trading purposes (that is, transactions which seek to capture gains arising from short-term changes in interest rates, currency exchange rates or market prices of securities and other market-related indices or from gaps among markets) are included in trading assets and trading liabilities on a trade date basis. Trading securities and monetary claims bought for trading purposes recorded in these accounts are stated at market value and trading-related financial derivatives are at the amounts that would be settled if they were terminated at the end of the fiscal year.

Unrealized gains and losses on trading purpose transactions are recognized in the consolidated statements of income.

e. Translation of Foreign Currency Accounts

The consolidated trust bank subsidiaries maintain their accounting records in Japanese yen. Assets and liabilities denominated in foreign currencies are translated into Japanese yen using the exchange rate prevailing at each balance sheet date.

The balance sheet accounts of the consolidated foreign subsidiaries are translated into Japanese yen at the current exchange rate as of each balance sheet date except for equity, which is translated at the historical rate. Differences arising from such translation are shown as "Foreign currency translation adjustments" in a separate component of equity.

f. Securities

Securities other than investments in unconsolidated subsidiaries and associated companies are classified and accounted for, depending on management's intent, as follows:

i) Trading securities, which are held for the purpose of earning capital gains in the near term, are reported at fair value, and the related unrealized gains and losses are included in earnings;

ii) Held-to-maturity debt securities, which are expected to be held to maturity with the positive intent and ability to hold to maturity, are reported at amortized cost;

iii) Available-for-sale securities, which are not classified as either of the aforementioned securities, are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of equity.

Non-marketable available-for-sale securities are stated at cost determined by the moving-average cost method.

For other than temporary declines in fair value, securities are reduced to net realizable value by a charge to income.

Securities in money held in trust are classified and accounted for the same as securities described above.

Prior to March 31, 2006, the bond portion and the embedded derivative portion of credit linked bonds that were classified as available-for-sale securities were evaluated separately and unrealized gains (losses) of the embedded derivative portion were reflected in the consolidated statements of income. However, following ASBJ Guidance No. 12 "Guidance on Accounting for Other Compound Financial Instruments (Compound Financial Instruments Other than Those with Option to Increase Paid-in Capital)" effective April 1, 2006, the bond portion and the embedded derivative are evaluated together and the unrealized gains (losses), net of applicable taxes, are reported in a separate component of equity when the economic characteristics and risks of the embedded derivative are closely related to those of the bond and the embedded derivative has a low risk influence on the bond. The effect of this change did not have a significant impact on the consolidated balance sheets and the consolidated statements of income.

g. Derivative and Hedging Activities

Derivative financial instruments are classified and accounted for as follows:

i) Except as discussed below, all derivatives are recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in the consolidated statements of income; and ii) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, certain domestic consolidated subsidiaries use the deferral hedge method or the fair value hedge method.

The interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value but the differential paid or received under the swap agreements is recognized and included in interest expenses or income.

h. Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation. Depreciation of premises and equipment owned by the consolidated trust bank subsidiaries is computed by the declining-balance method, while the straight-line method is applied to buildings acquired after April 1, 1998. The range of useful lives is from 10 to 50 years for buildings, and from three to eight years for equipment.

Depreciation of premises and equipment owned by other consolidated subsidiaries is mainly computed by the straight-line method over the estimated useful lives of the respective assets.

i. Software

Capitalized software for internal use is amortized by the straight-line method over the estimated useful lives of the software (principally five years).

j. Impairment of Fixed Assets

In August 2002, the BAC issued a Statement of Opinion, "Accounting for Impairment of Fixed Assets," and in October 2003, the ASBJ issued ASBJ Guidance No. 6, "Guidance for Accounting Standard for Impairment of Fixed Assets." These new pronouncements were effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004.

Mitsui Trust Financial Group adopted the new accounting standard for impairment of fixed assets as of April 1, 2005.

Mitsui Trust Financial Group reviews its long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

k. Land Revaluation

Under the Law of Land Revaluation, the Mitsui Trust and Banking Company, Limited, elected the one-time revaluation for its own-use land to a value based on real estate appraisal information as of March 31, 1998.

The resulting land revaluation difference represents unrealized appreciation of land and is stated as a component of equity. Continuous readjustment is not permitted unless the land value subsequently declines significantly such that the amount of the decline in value should be removed from the land revaluation difference account and related deferred tax liabilities.

As of March 31, 2007 and 2006, the carrying amount of the land after the above one-time revaluation exceeded the market value by ¥2,053 million ($17,395 thousand) and ¥5,513 million, respectively.

l. Stock and Bond Issue Costs

Stock issue costs which were incurred prior to May 1, 2006 were charged to income as incurred. Stock issue costs which were incurred on or after May 1, 2006 are amortized by the straight-line method over the effective period within three years in accordance with ASBJ Practical Issues Task Force (PITF) No. 19, "Tentative Solution on Accounting for Deferred Assets," which was issued by the ASBJ on August 11, 2006 and is effective for fiscal years ending on or after May 1, 2006. Bond issue costs amortized by the straight-line method over three years.

m. Allowance for Possible Loan Losses

Allowance for possible loan losses of major consolidated subsidiaries is maintained in accordance with internally established standards for write-offs and allowances for loan losses.

1) For claims against borrowers that are legally bankrupt, such as borrowers under bankruptcy and special liquidation proceedings ("legal bankruptcy"), and to borrowers that are in substantially similarly adverse condition ("virtual bankruptcy"), allowances are maintained at 100% of amounts of claims net of expected amounts recoverable from the disposal of collateral and/or the amounts recoverable under guarantees.

2) For claims against borrowers that have not yet become

legally or formally bankrupt but that are very likely to become bankrupt ("possible bankruptcy"), allowances are maintained at amounts deemed necessary to absorb losses on the amount of claims less expected amounts recoverable from the disposal of collateral and/or the amounts recoverable under guarantees, based on the overall assessment of the borrowers' repayment ability.

For claims against large borrowers that are classified as possible bankruptcy and close observation borrowers for which future cash flows could be reasonably estimated, allowances are provided for the difference between the present value of expected future cash flows discounted at the contracted interest rate and the carrying value of the claim.

3) For claims against other borrowers judged to be legal bankruptcy, virtual bankruptcy and possible bankruptcy borrowers, as mentioned above, allowances are maintained at rates derived from historical loan loss experiences, etc.

4) Allowance for possible losses on loans to restructuring countries is maintained in order to cover possible losses based on the political and economic climates of those countries.

All claims are assessed by the operating sections and each Credit Supervision Department based on the internal guidelines for self-assessment on asset quality. Subsequently, the Internal Audit Department, which is independent from the operating sections, reviews these self-assessments, and the allowances are provided based on the results of the self-assessments.

With respect to claims with collateral and/or guarantees extended to borrowers that are legal bankruptcy or virtual bankruptcy borrowers, the unrecoverable amount is estimated by deducting from the amount of claims the realizable value of collateral or the amount likely to be recovered based on guarantees.

The outstanding amount thus determined is then directly written off from the amount of claims as the unrecoverable amount, which totaled ¥96,331 million ($815,885 thousand) and ¥171,804 million as of March 31, 2007 and 2006, respectively.

Other consolidated subsidiaries provide for "allowance for possible loan losses" based on the past experience and management's assessment of the loan portfolio.

n. Reserve for Bonus Payment

Reserve for bonus payment is provided for the payment of employees' bonuses based on estimates of the future payments attributed to the current fiscal year.

o. Reserve for Retirement Benefits for Directors and Corporate Auditors

Reserve for retirement benefits for directors and corporate auditors are provided at the amount which would be required if all directors, corporate auditors and executive officers retired at the balance sheet date (see Note 3(1)). The retirement benefits for directors and corporate auditors are paid subject to the approval of the shareholders.

p. Reserve for Retirement Benefits and Pension Plans

Mitsui Trust Holdings and its principal domestic subsidiaries have defined benefit plans (employee pension fund plans and tax qualified pension plans) and lump-sum severance indemnity plans.

Mitsui Trust Holdings and its principal domestic subsidiaries account for the liability for retirement benefits based on the projected benefit obligations and plan assets at the balance sheet date.

q. Reserve for Possible Losses Related to Land Trust

Reserve for possible losses related to land trust is provided for estimated losses deemed necessary for potential damages to the compensation rights being acquired, when a liability for reimbursement, as a trustee of a land trust, is incurred due to the future business circumstances of the land trust.

r. Presentation of Equity

On December 9, 2005, the ASBJ published a new accounting standard for presentation of equity. Under this accounting standard, certain items which were previously presented as liabilities or assets, as the case may be, are now presented as components of equity. Such items include stock acquisition rights, minority interests, and any deferred gains or losses on derivatives accounted for under hedge accounting. This standard is effective for fiscal years ending on or after May 1, 2006. The consolidated balance sheet as of March 31, 2007 is presented in line with this new accounting standard.

s. Appropriations of Retained Earnings

Appropriations of retained earnings are reflected in the consolidated financial statements for the following year upon shareholders' approval.

t. Income Taxes

The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

u. Leases
All leases are accounted for as operating leases. In accordance with Japanese accounting standards for leases, finance leases that do not transfer ownership of the leased property to the lessee are permitted to be accounted for as operating leases if certain "as if capitalized" information is disclosed in the notes to the lessee's consolidated financial statements.

v. Per Share Information
Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period.

Diluted net income per share reflects the potential dilution that could occur if securities were exercised or converted into common stock. Diluted net income per share of common stock assumes full conversion of the outstanding convertible bonds and preferred stock at the beginning of the year (or at the time of issuance) with an applicable adjustment for related expense and dividends.

Cash dividends per share presented in the accompanying consolidated statements of income are dividends applicable to the respective years, including dividends to be paid after the end of the year.

w. New Accounting Pronouncements
(1) Lease Accounting
On March 30, 2007, the ASBJ issued ASBJ Statement No. 13, "Accounting Standard for Lease Transactions," which revised the existing accounting standard for lease transactions issued on June 17, 1993.

Under the existing accounting standard, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, however, other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's financial statements.

The revised accounting standard requires that all finance lease transactions should be capitalized. The revised accounting standard for lease transactions will be effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted for fiscal years beginning on or after April 1, 2007.
(2) Unification of Accounting Policies Applied to Foreign Subsidiaries for the Consolidated Financial Statements
Under Japanese GAAP, a company currently can use the financial statements of foreign subsidiaries which are prepared in accordance with generally accepted accounting principles in their respective jurisdictions for its consolidation process unless they are clearly unreasonable. On May 17, 2006, the ASBJ PITF No. 18, "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for the Consolidated Financial Statements." The new task force prescribes: 1) the accounting policies and procedures applied to a parent company and its subsidiaries for similar transactions and events under similar circumstances should in principle be unified for the preparation of the consolidated financial statements, 2) financial statements prepared by foreign subsidiaries in accordance with either International Financial Reporting Standards or the generally accepted accounting principles in the United States tentatively may be used for the consolidated process, 3) however, the following items should be adjusted in the consolidation process so that net income is accounted for in accordance with Japanese GAAP unless they are not material:
(i) Amortization of goodwill
(ii) Actuarial gains and losses of defined benefit plans recognized outside profit or loss
(iii) Capitalization of intangible assets arising from development phases
(iv) Fair value measurement of investment properties, and the revaluation model for property, plant and equipment, and intangible assets
(v) Retrospective application when accounting policies are changed
(vi) Accounting for net income attributable to minority interests

The new task force will be effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted.

3. Accounting Change

(1) Prior to April 1, 2006, no provision was recorded for retirement benefits to be paid to the directors, corporate auditors and executive officers of Mitsui Trust Holdings and its consolidaed trust bank subsidiaries. Effective April 1, 2006, however, Mitsui Trust Holdings and its consolidated trust bank subsidiaries changed their method of accounting for such retirement benefits to an accrual basis to reflect periodic income and expenses more appropriately due to the reformation of the regulation on officers' retirement allowance. The effect of this change was to decrease income before income taxes and minority interests for the fiscal year ended March 31, 2007 by ¥968 million ($8,200 thousand) which included a cumulative effect of ¥697 million ($5,906 thousand) at March 31, 2006. This cumulative effect was included in other expenses in the consolidated statement of income for the fiscal year ended March 31, 2007.
(2) Mitsui Trust Financial Group applied the newly effective JICPA Accounting Committee Report No. 6 "Guidance on

Deferred Tax Accounting for Consolidaed Financial Statements," which was issued on March 29, 2007, for the investment sale to group companies. The effect of this change was to decrease net income by ¥995 million ($8,433 thousand).

4. Business Combination

On November 28, 2006, Mitsui Trust Holdings and Mitsui Asset signed a stock exchange agreement which was executed on November 28, 2006 to acquire 100% of the net assets of Mitsui Asset.

The acquisition cost was ¥2,131 million ($18,049 thousand) and the transaction was completed using treasury stock in accordance with the agreement. Goodwill was recorded in the amount of ¥1,772 million ($15,014 thousand).

5. Securities

Securities as of March 31, 2007 and 2006, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Japanese government bonds	**¥2,020,900**	¥1,708,408	**$17,116,123**
Japanese municipal bonds	**3,085**	3,275	**26,134**
Japanese corporate bonds	**354,951**	274,435	**3,006,280**
Japanese stocks	**1,081,622**	966,715	**9,160,854**
Other securities	**1,051,170**	882,953	**8,902,943**
Total	**¥4,511,730**	¥3,835,789	**$38,212,336**

The carrying amounts and aggregate fair values of securities (including securities in trading assets and monetary claims bought) as of March 31, 2007 and 2006, were as follows:

	Millions of yen			
March 31, 2007	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Trading				**¥ 40,864**
Available-for-sale:				
Japanese equity securities	**¥ 517,673**	**¥453,345**	**¥ 3,151**	**967,866**
Japanese debt securities	**1,522,245**	**83**	**54,776**	**1,467,552**
Other	**914,444**	**12,517**	**14,270**	**912,691**
Held-to-maturity	**696,031**	**792**	**1,883**	**694,940**

	Millions of yen			
March 31, 2006	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Trading				¥ 26,036
Available-for-sale:				
Japanese equity securities	¥ 464,284	¥389,042	¥13,467	839,860
Japanese debt securities	1,849,082	364	70,982	1,778,463
Other	808,099	26,138	18,981	815,256
Held-to-maturity	286,726	15	4,338	282,404

	Thousands of U.S. dollars			
March 31, 2007	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Trading				**$ 346,104**
Available-for-sale:				
Japanese equity securities	**$ 4,384,460**	**$3,839,630**	**$ 26,693**	**8,197,397**
Japanese debt securities	**12,892,740**	**704**	**463,935**	**12,429,509**
Other	**7,744,934**	**106,014**	**120,865**	**7,730,083**
Held-to-maturity	**5,895,077**	**6,712**	**15,954**	**5,885,835**

Note: Values in the consolidated balance sheets reflect fair market values calculated by using the average market prices during the final month of the fiscal year for Japanese stocks and securities investment trusts, and by using the market prices at the end of the fiscal year for securities other than Japanese stocks and securities investment trusts.

Available-for-sale securities whose fair value was not readily determinable as of March 31, 2007 and 2006, were mainly as follows:

	Carrying amount		
	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Available-for-sale:			
Unlisted Japanese stocks	**¥ 94,759**	¥108,373	**$ 802,574**
Unlisted corporate bonds	**299,259**	—	**2,534,597**
Unlisted foreign securities	**5,288**	6,325	**44,789**
Subscription certificates	**35,511**	63,750	**300,769**
Total	**¥434,819**	¥178,449	**$3,682,729**

Proceeds from sales of available-for-sale securities for the fiscal years ended March 31, 2007 and 2006, were ¥782,489 million ($6,627,337 thousand) and ¥1,318,472 million, respectively. Gross realized gains and losses on these sales, computed on the moving-average basis, were ¥29,046 million ($246,008 thousand) and ¥1,302 million ($11,032 thousand), respectively, for the fiscal year ended March 31, 2007, and ¥41,220 million and ¥8,400 million, respectively, for the fiscal year ended March 31, 2006.

The carrying values of securities classified as available-for-sale and held-to-maturity by contractual maturities as of March 31, 2007 and 2006, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Due within one year	**¥ 154,521**	¥ 406,156	**$ 1,308,727**
Due after one year through five years	**1,520,466**	850,430	**12,877,671**
Due after five years through ten years	**764,978**	1,031,574	**6,479,022**
Due after ten years	**669,847**	550,502	**5,673,306**
Total	**¥3,109,813**	¥2,838,664	**$26,338,727**

Securities in unconsolidated subsidiaries and associated companies totaled ¥121,210 million ($1,026,595 thousand) and ¥18,683 million as of March 31, 2007 and 2006, respectively.

6. Money Held in Trust

The carrying amounts and aggregate fair values of money held in trust as of March 31, 2007 and 2006, were as follows:

	Millions of yen		
March 31, 2007	Cost	Unrealized gains	Fair value
Money held in trust classified as:			
Available-for-sale	**¥1,673**	**¥1,037**	**¥2,710**

	Millions of yen		
March 31, 2006	Cost	Unrealized gains	Fair value
Money held in trust classified as:			
Trading			¥1,798
Available-for-sale	¥3,811	¥2,041	5,852

	Thousands of U.S. dollars		
March 31, 2007	Cost	Unrealized gains	Fair value
Money held in trust classified as:			
Available-for-sale	**$14,173**	**$8,785**	**$22,958**

7. Loans and Bills Discounted

Loans and bills discounted as of March 31, 2007 and 2006, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Bills discounted	**¥ 9,551**	¥ 11,510	**$ 80,892**
Loans on notes	**778,536**	602,195	**6,593,851**
Loans on deeds	**5,869,674**	6,009,859	**49,713,517**
Overdrafts	**719,600**	668,523	**6,094,693**
Total	**¥7,377,362**	¥7,292,088	**$62,482,955**

Loans to Borrowers in Bankruptcy and Non-Accrual Loans

Loans to borrowers in bankruptcy are included in loans and bills discounted, and totaled ¥7,683 million ($65,079 thousand) and ¥11,200 million as of March 31, 2007 and 2006 respectively.

Loans are generally placed on non-accrual status when substantial doubt is judged to exist as to the ultimate collectibility of either principal or interest.

Loans to borrowers in bankruptcy represent non-accruing loans, after the partial write-off of claims deemed uncollectible, to debtors who are legally bankrupt as defined in Article 96, Paragraph 1, Subparagraphs 3 and 4 of Enforcement Ordinance for the Corporation Tax Law.

Non-accrual loans are included in loans and bills discounted, and totaled ¥41,877 million ($354,682 thousand) and ¥59,708 million as of March 31, 2007 and 2006, respectively.

Non-accrual loans are non-accruing loans other than loans to borrowers in bankruptcy and loans for which interest payment is deferred in order to assist the debtor's financial recovery from financial difficulties.

Loans Past Due Three Months or More

Loans past due three months or more are included in loans and bills discounted, and totaled ¥164 million ($1,389 thousand) and ¥87 million as of March 31, 2007 and 2006, respectively. Loans classified as loans to borrowers in bankruptcy or non-accrual loans are excluded.

Restructured Loans

Restructured loans are included in loans and bills discounted, and totaled ¥70,601 million ($597,962 thousand) and ¥67,197 million as of March 31, 2007 and 2006, respectively. Such restructured loans are loans on which major consolidated subsidiaries granted concessions (for example, reduction of the face amount or maturity amount of the debt or accrued interest) to debtors in financial difficulties to assist them in their financial recovery and eventually enable them to pay their creditors. Loans classified as loans to borrowers in bankruptcy or non-accrual loans or loans past due three months or more are excluded.

Loans to borrowers in bankruptcy and non-accrual loans, loans past due three months or more and restructured loans totaled ¥120,326 million ($1,019,114 thousand) and ¥138,194 million as of March 31, 2007 and 2006, respectively. These claims are those before deduction of the allowance for possible loan losses.

Bills discounted are accounted for as secured lending transactions in conformity with the Industry Audit Committee Report No. 24 "Treatment of Accounting and Auditing Concerning Accounting for Financial Products in the Banking Industry" issued by the JICPA on February 13, 2002. Bills discounted by Chuo Mitsui are permitted to be sold or pledged.

8. Foreign Exchanges

Foreign exchanges as of March 31, 2007 and 2006, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Assets:			
Due from foreign banks	¥ 940	¥37,598	$ 7,961
Total	¥ 940	¥37,598	$ 7,961
Liabilities:			
Due to foreign banks	¥ 28	¥ 41	$ 243
Other	20	6	169
Total	¥ 48	¥ 47	$ 412

9. Other Assets

Other assets as of March 31, 2007 and 2006, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Prepaid expenses	¥ 1,040	¥ 2,762	$ 8,813
Accrued income	46,922	45,240	397,415
Prepaid pension expenses	110,657	101,062	937,221
Receivables for securities transactions	373	34,268	3,165
Financial derivatives	13,771	20,740	116,638
Financial stabilization fund contribution	82,061	82,061	695,019
Other	96,851	141,974	820,286
Total	¥351,678	¥428,110	$2,978,562

10. Premises and Equipment

Premises and equipment as of March 31, 2007 and 2006, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Land	¥ 83,116	¥ 83,123	$ 703,960
Buildings	43,340	45,344	367,071
Equipment	8,929	9,743	75,628
Other	68,286	69,219	578,354
Total	¥203,672	¥207,430	$1,725,014

Accumulated depreciation amounted to ¥219,865 million ($1,862,159 thousand) and ¥217,017 million as of March 31, 2007 and 2006, respectively.

11. Intangible Fixed Assets

Intangible fixed assets as of March 31, 2007 and 2006, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Software	¥25,127	¥25,939	$212,815
Goodwill	41,575	8,965	352,124
Other	10,460	13,138	88,599
Total	¥77,163	¥48,043	$653,538

12. Collateral

The carrying amounts of assets pledged as collateral and the related collateralized debt as of March 31, 2007 and 2006, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Securities	¥1,763,501	¥1,177,019	$14,936,065
Loans	68,879	330,010	583,375
Other assets	149	213	1,262
Total	¥1,832,529	¥1,507,243	$15,520,703
Deposits	¥ 1,180	¥ 3,682	$ 9,996
Call money and bills sold	44,000	114,500	372,660
Payables under repurchase agreements	114,467	38,307	969,484
Payables under securities lending transactions	1,062,543	840,412	8,999,270
Borrowed money	236,569	12,631	2,003,633
Total	¥1,458,760	¥1,009,533	$12,355,045

In addition, securities pledged as collateral for exchange settlements, for derivative transactions and for certain other purposes as of March 31, 2007 and 2006 were ¥301,052 million ($2,549,775 thousand) and ¥320,846 million, respectively.

Also, the following assets were pledged or deposited as of March 31, 2007 and 2006.

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Securities deposits (included in other assets)	¥8,797	¥6,740	$74,512
Deposits for futures transactions (included in other assets)	8	157	74
Total	¥8,806	¥6,897	$74,587

13. *Customers' Liabilities for Acceptances and Guarantees*

All contingent liabilities arising from acceptances and guarantees are reflected in acceptances and guarantees. As a contra account, customers' liabilities for acceptances and guarantees are shown as assets in the consolidated balance sheets representing Mitsui Trust Holdings' right of indemnity from the applicant.

Prior to April 1, 2006, acceptances and guarantees for privately offered Japanese corporate bonds were presented by the above method. However, in accordance with amendments on the Enforcement Regulations of the Banking Law effective April 1, 2006, acceptances and guarantees are offset with customers' liabilities for acceptances and guarantees for privately offered Japanese corporate bonds. The amount of acceptances and guarantees for privately offered Japanese corporate bonds was ¥200,702 million ($1,699,863 thousand) as of March 31, 2007.

14. *Deposits*

Deposits as of March 31, 2007 and 2006, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Current deposits	**¥ 93,584**	¥ 147,829	**$ 792,619**
Ordinary deposits	**1,246,653**	1,441,041	**10,558,595**
Deposits at notice	**10,668**	15,341	**90,354**
Time deposits	**6,696,554**	6,677,087	**56,716,813**
Negotiable certificates of deposit	**386,050**	426,760	**3,269,670**
Other	**96,200**	98,898	**814,775**
Total	**¥8,529,710**	¥8,806,956	**$72,242,829**

15. *Borrowed Money*

Borrowed money as of March 31, 2007 and 2006, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Borrowed money	**¥260,735**	¥ 28,445	**$2,208,313**
Subordinated borrowings	**107,500**	112,000	**910,476**
Perpetual subordinated borrowings	**25,000**	25,000	**211,738**
Total	**¥393,235**	¥165,445	**$3,330,529**

The weighted-average rates calculated from the interest rates and the balances as of March 31, 2007 and 2006, were 1.43% and 2.62%, respectively.

Annual maturities of borrowed money as of March 31, 2007, for the next five years were as follows:

Fiscal year ending March 31	Millions of yen	Thousands of U.S. dollars
2008	¥243,171	$2,059,553
2009	42,974	363,974
2010	4,338	36,744
2011	2,459	20,828
2012	2,439	20,665
Total	¥295,383	$2,501,765

16. *Subordinated Bonds and Subordinated Convertible Bonds*

Subordinated bonds and subordinated convertible bonds as of March 31, 2007 and 2006, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Issuer: Chuo Mitsui,			
Unsecured perpetual subordinated bonds, 2.54% (2.78% in 2006)	**¥ 16,100**	¥ 16,100	**$ 136,359**
2.03% unsecured subordinated bonds due 2015	**40,000**	40,000	**338,782**
1.27% unsecured subordinated callable bonds due 2015	**30,000**	30,000	**254,086**
5.506% USD unsecured perpetual subordinated notes	**100,359**	99,849	**850,000**
2.06% unsecured perpetual subordinated bonds	**5,000**	5,000	**42,347**
Issuer: MTI Capital (Cayman) Ltd.,			
0.5% Japanese yen subordinated convertible bonds due 2007	**47**	120	**406**
Issuer: MTI Finance (Cayman) Ltd.,			
Subordinated bonds, 5.34% to 5.36%, due 2007 (1.21% to 6.36% in 2006)	**3,660**	20,641	**31,000**
Total	**¥195,167**	¥211,711	**$1,652,982**

Annual maturities of bonds as of March 31, 2007, for the next five years were as follows:

Fiscal year ending March 31	Millions of yen	Thousands of U.S. dollars
2008	¥3,708	$31,406
2009	—	—
2010	—	—
2011	—	—
2012	—	—
Total	¥3,708	$31,406

The aforementioned convertible bonds are convertible into common stock of Mitsui Trust Holdings at the conversion prices set forth below, subject to adjustment under certain circumstances.

The conversion price per share was as follows:

March 31, 2007	Conversion price per share
Issuer: MTI Capital (Cayman) Ltd., 0.5% Japanese yen subordinated convertible bonds due 2007	**¥1,100**

17. *Other Liabilities*

Other liabilities as of March 31, 2007 and 2006, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Accrued expenses	**¥ 40,011**	¥ 31,485	**$ 338,875**
Unearned income	**2,580**	2,364	**21,857**
Financial derivatives	**25,801**	47,219	**218,525**
Income taxes payable	**14,083**	10,271	**119,281**
Other	**49,319**	59,274	**417,716**
Total	**¥131,796**	¥150,615	**$1,116,256**

18. *Retirement and Pension Plans*

Employees who terminated their services with Mitsui Trust Holdings or certain domestic consolidated subsidiaries are, under most circumstances, entitled to retirement and pension benefits determined by reference to basic rates of pay at the time of termination, length of service and conditions under which the termination occurs. If the termination is involuntary, caused by retirement at the mandatory retirement age or caused by death, the employee is entitled to greater payment than in the case of voluntary termination.

Mitsui Trust Holdings and its principal domestic subsidiaries have defined benefit plans (employee pension fund plans and tax qualified pension plans) and lump-sum severance indemnity plans. Certain domestic consolidated subsidiaries have lump-sum severance indemnity plans and integrated contributory pension plans.

The consolidated trust bank subsidiaries contributed certain available-for-sale securities with a fair value to the employee retirement benefit trust for their pension plans. The securities held in this trust are qualified as plan assets.

The funded status for employees' retirement benefits as of March 31, 2007 and 2006, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Projected benefit obligation	**¥(176,295)**	¥(175,594)	**$(1,493,140)**
Fair value of plan assets	**277,492**	295,101	**2,350,234**
Unrecognized prior service cost	**—**	(951)	**—**
Unrecognized actuarial loss (gain)	**7,352**	(19,336)	**62,274**
Net amount accrued on the consolidated balance sheets	**108,549**	99,219	**919,369**
Prepaid pension expenses (included in other assets)	**110,657**	101,062	**937,221**
Reserve for retirement benefits	**¥ (2,107)**	¥ (1,842)	**$ (17,851)**

The components of net periodic benefit costs for the fiscal years ended March 31, 2007 and 2006, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Service cost	**¥ 3,711**	¥ 3,160	**$ 31,431**
Interest cost	**3,318**	3,398	**28,102**
Expected return on plan assets	**(23,714)**	(17,328)	**(200,853)**
Amortization of prior service cost	**(951)**	(951)	**(8,057)**
Recognized acturial loss	**1,898**	7,536	**16,080**
Other	**1,145**	1,852	**9,702**
Net periodic benefit costs (income)	**¥(14,592)**	¥ (2,330)	**$(123,594)**

Assumptions used for the fiscal years ended March 31, 2007 and 2006, were as follows:

	2007	2006
Discount rate	**1.9%**	1.9%
Expected rate of return on plan assets	**8.0%**	7.5%
Method of attributing the projected benefits to periods of services	**Mainly point basis**	Mainly point basis
Amortization period of prior service cost	**5 years**	5 years
Recognition period of actuarial loss	**8 to 9 years**	8 to 9 years

19. *Commitments and Contingent Liabilities*

a. Certain consolidated subsidiaries issue commitments to extend credit and establish credit lines for overdrafts by making agreements to meet the financing needs of their customers. The total balance of unused commitment lines as of March 31, 2007 and 2006, was ¥2,152,130 million ($18,227,578 thousand) and ¥1,933,526 million, respectively, of which commitment lines whose maturities are less than one year were ¥2,007,241 million ($17,000,436 thousand) and ¥1,812,077 million, respectively.

Many of these commitment lines expire without being drawn. As such, the total balance of unused commitment lines does not necessarily impact on future cash flows of the subsidiaries. Furthermore, many commitment lines contain provisions that allow the subsidiaries to refuse to advance funds to the customers or reduce the contract amount of the commitment lines under certain conditions.

The subsidiaries may also request customers to provide collateral, if necessary, such as real estate or securities on the execution date of the contract. After the execution date, the subsidiaries periodically monitor the customers' creditworthiness over the term of the contracts in accordance with internal policies, and take measures to manage the credit exposures such as by revising the terms of the contracts, if necessary.

b. Under certain trust agreements, repayments of the principal of the customers' trust assets are guaranteed by Chuo Mitsui. Regarding guaranteed trusts, Chuo Mitsui guaranteed the principal amount of ¥1,184,681 million ($10,033,724 thousand) and ¥1,348,871 million for certain money trusts as of March 31, 2007 and 2006, respectively, and ¥1,065,084 million ($9,020,788 thousand) and ¥1,308,176 million for loan trusts as of March 31, 2007 and 2006, respectively.

20. Equity

On and after May 1, 2006, Japanese companies are subject to a new company law of Japan (the "Company Law"), which reformed and replaced the Commercial Code of Japan (the "Code") with various revisions that are, for the most part, applicable to events or transactions which occur on or after May 1, 2006 and for the fiscal years ending on or after May 1, 2006. The significant changes in the Company Law that affect financial and accounting matters are summarized below:

(a) Dividends

Under the Company Law, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders' meeting. For companies that meet certain criteria such as: (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind) at any time during fiscal year if the company has prescribed so in its articles of incorporation. However, Mitsui Trust Holdings cannot do so because it does not meet all the above criteria.

The Company Law permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to a certain limitation and additional requirements. Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. The Company Law provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

(b) Increases/decreases and transfer of capital stock, reserve and surplus

The Company Law requires that an amount equal to 10% of dividends must be appropriated as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of aggregate amount of legal reserve and additional paid-in capital equals 25% of the capital stock. Under the Company Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation. The Company Law also provides that capital stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

(c) Treasury stock and treasury stock acquisition rights

The Company Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by a specific formula.

Under the Company Law, stock acquisition rights, which were previously presented as a liability, are now presented as a separate component of equity.

The Company Law also provides that companies can purchase both treasury stock acquisition rights and treasury stock. Such treasury stock acquisition rights are presented as a separate component of equity or deducted directly from stock acquisition rights.

Under the revised Banking Law of Japan that became effective on May 1, 2006, the consolidated trust bank subsidiaries are required to appropriate an amount equal to 20% of dividends as a legal reserve or as additional paid-in capital depending on the equity account charged upon the payment of such dividends until the total of aggregate amount of legal reserve and additional paid-in capital equals 100% of the capital stock.

21. Common Stock and Preferred Stock

Common stock and preferred stock as of March 31, 2007, consisted of the following:

	Number of shares (Thousands)		Per share (Yen)
Class of stock	Authorized	Issued	Fiscal year-end cash dividend
Common stock	4,068,332	905,329	¥ 5.00
Class I convertible preferred stock	20,000	—	—
Class II convertible preferred stock	93,750	93,750	14.40
Class III convertible preferred stock	156,406	156,406	20.00

Note: A resolution was passed by the general meeting of shareholders held on June 28, 2007 amending the articles of incorporation to eliminate all references to class I preferred stock.

Mitsui Trust Holdings issued two classes of non-voting, non-cumulative and non-participating preferred stock. These preferred stocks are convertible into common stock at the specific convertible price. The preferred shareholder shall be entitled, in priority to any payment of dividends on or in respect of any other class of shares, to the specific annual dividend.

Preferred shareholders receive liquidation at ¥1,600 per share and do not have the right to participate in any further liquidation distribution.

The preferred stocks are convertible for a fixed period of time at the option of the shareholder. Unless previously converted by the preferred shareholder, all outstanding preferred shares will be mandatorily exchanged for fully paid shares of common stock on a specific day, at the number of common shares calculated by the market price per share on the day, following each conversion date.

Terms of preferred stock are as follows:

	Preferred stock	
	Class II	Class III
Annual dividend	¥14.40	¥20.00
Convertible due	July 31, 2009	July 31, 2009
Convertible price	¥450	¥450

22. Other Interest Income

Other interest income for the fiscal years ended March 31, 2007 and 2006, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Interest on due from banks	**¥1,876**	¥ 887	**$15,896**
Interest on interest rate swaps	**1,165**	5,593	**9,873**
Interest on monetary claims bought	**1,569**	1,696	**13,295**
Other	**434**	56	**3,683**
Total	**¥5,047**	¥8,233	**$42,749**

23. Trust Fees

Chuo Mitsui and Mitsui Asset receive fees for controlling and managing trust properties held under trust agreements between them and their clients.

24. Other Operating Income

Other operating income for the fiscal years ended March 31, 2007 and 2006, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Gains on foreign exchange	**¥ 890**	¥ —	**$ 7,539**
Gains on sales and redemption of bonds	**4,154**	4,086	**35,185**
Gains on sales of loans	**—**	16,707	**—**
Other	**1,446**	1,782	**12,255**
Total	**¥6,491**	¥22,577	**$54,980**

25. Other Income

Other income for the fiscal years ended March 31, 2007 and 2006, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Gains on sales of stocks and other securities	**¥24,728**	¥42,053	**$209,439**
Gains on money held in trust	**286**	1,150	**2,426**
Lease-related income	**29,673**	30,871	**251,319**
Gains on return of securities from employee retirement benefit trusts	**15,814**	—	**133,945**
Other	**17,585**	17,667	**148,944**
Total	**¥88,089**	¥91,743	**$746,076**

26. Other Interest Expenses

Other interest expenses for the fiscal years ended March 31, 2007 and 2006, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Interest on subordinated bonds	**¥ 8,254**	¥ 8,027	**$ 69,910**
Interest on subordinated convertible bonds	**0**	0	**6**
Interest on payables under repurchase agreements and payables under securities lending transactions	**13,447**	10,310	**113,893**
Other	**4,984**	4,135	**42,220**
Total	**¥26,687**	¥22,474	**$226,030**

27. Other Operating Expenses

Other operating expenses for the fiscal years ended March 31, 2007 and 2006, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Losses on foreign exchange	¥ —	¥ 984	$ —
Losses on sales and redemption of bonds	4,464	9,653	37,813
Losses on derivatives	—	6,626	—
Other	1,382	2,314	11,706
Total	¥5,846	¥19,579	$49,519

28. Other Expenses

Other expenses for the fiscal years ended March 31, 2007 and 2006, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Net provision of allowance for possible loan losses	¥ 20,343	¥ 15,266	$172,300
Losses on sales of loans	1,888	14,651	15,993
Write-off of loans	7,228	28,132	61,221
Losses on sales of stocks and other securities	2,393	7,445	20,274
Losses on devaluation of stocks and other securities	6,335	6,224	53,660
Losses on money held in trust	0	384	2
Lease-related expenses	27,594	28,586	233,708
Provision for possible losses related to land trust	395	9,539	3,349
Losses on disposal of premises and equipment	540	1,253	4,581
Losses on impairment of fixed assets	—	540	—
Other	16,293	20,942	138,000
Total	¥83,014	¥132,967	$703,093

29. Income Taxes

Mitsui Trust Holdings and its domestic consolidated subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 40.69% for the fiscal years ended March 31, 2007 and 2006.

The tax effects of significant temporary differences and loss carryforwards, which resulted in deferred tax assets and liabilities as of March 31, 2007 and 2006, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Deferred tax assets:			
Allowance for possible loan losses	¥ 20,708	¥ 33,048	$ 175,395
Tax loss carryforwards	171,929	206,636	1,456,162
Securities	30,801	27,864	260,870
Reserve for retirement benefits	3,656	13,107	30,971
Other	47,583	44,924	403,011
Valuation allowance	(54,468)	(75,114)	(461,326)
Total deferred tax assets	220,210	250,467	1,865,085
Deferred tax liabilities:			
Net unrealized gains on available-for-sale securities	(139,661)	(100,366)	(1,182,872)
Other	(22,044)	(15,434)	(186,705)
Total deferred tax liabilities	(161,706)	(115,801)	(1,369,578)
Net deferred tax assets	¥ 58,504	¥ 134,666	$ 495,506

A reconciliation between the normal effective statutory tax rate and the actual effective tax rates reflected in the accompanying consolidated statements of income for the fiscal years ended March 31, 2007 and 2006, was as follows:

	2007	2006
Normal effective statutory tax rate	40.69%	40.69%
Valuation allowance	(7.52)	(30.63)
Other, net	0.74	0.02
Actual effective tax rate	33.90%	10.08%

30. Leases

Lessee

Total lease payments under finance lease arrangements that do not transfer ownership of the leased property to the lessee were ¥20 million ($170 thousand) and ¥69 million for the fiscal years ended March 31, 2007 and 2006, respectively.

Pro forma information on leased property such as acquisition cost and accumulated depreciation and obligations under finance leases as of March 31, 2007 and 2006, and the related depreciation expense and interest expense under finance leases for the fiscal years ended March 31, 2007 and 2006, on an "as if capitalized" basis were as follows:

	Millions of yen		
	2007		
	Equipment	Other	Total
Acquisition cost	¥56	¥—	¥56
Accumulated depreciation	26	—	26
Net leased property	¥29	¥—	¥29

	Millions of yen		
	2006		
	Equipment	Other	Total
Acquisition cost	¥110	¥23	¥133
Accumulated depreciation	71	23	95
Net leased property	¥ 38	¥ 0	¥ 38

	Thousands of U.S. dollars		
	2007		
	Equipment	Other	Total
Acquisition cost	**$481**	**$—**	**$481**
Accumulated depreciation	**228**	**—**	**228**
Net leased property	**$252**	**$—**	**$252**

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Obligations under finance leases:			
Due within one year	**¥10**	¥16	**$ 92**
Due after one year	**19**	22	**161**
Total	**¥29**	¥39	**$253**

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Depreciation expense	**¥18**	¥66	**$153**
Interest expense	**0**	1	**5**
Total	**¥18**	¥67	**$159**

Depreciation expense and interest expense, which were not reflected in the accompanying consolidated statements of income, were computed by the straight-line method and the interest method, respectively.

The minimum rental commitments under noncancellable operating leases as of March 31, 2007 and 2006, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Due within one year	**¥10**	¥ 8	**$ 84**
Due after one year	**14**	9	**124**
Total	**¥24**	¥17	**$209**

Lessor

Total leases receipts under finance lease arrangements that do not transfer ownership of the leased property to the lessee were ¥27,913 million ($236,413 thousand) and ¥28,572 million for the fiscal years ended March 31, 2007 and 2006, respectively.

Information on leased property that does not transfer ownership of the leased property to the lessee as of March 31, 2007 and 2006, was as follows:

	Millions of yen		
	2007		
	Equipment	Other	Total
Acquisition cost	**¥128,335**	**¥13,002**	**¥141,338**
Accumulated depreciation	**59,999**	**6,452**	**66,452**
Accumulated impairment losses	**29**	**—**	**29**
Net leased property	**¥ 68,306**	**¥ 6,549**	**¥ 74,856**

	Millions of yen		
	2006		
	Equipment	Other	Total
Acquisition cost	¥133,125	¥13,009	¥146,135
Accumulated depreciation	64,463	5,895	70,358
Accumulated impairment losses	146	5	152
Net leased property	¥ 68,516	¥ 7,108	¥ 75,625

	Thousands of U.S. dollars		
	2007		
	Equipment	Other	Total
Acquisition cost	**$1,086,942**	**$110,127**	**$1,197,070**
Accumulated depreciation	**508,168**	**54,652**	**562,820**
Accumulated impairment losses	**249**	**—**	**249**
Net leased property	**$ 578,523**	**$ 55,475**	**$ 633,999**

Receivables under finance leases as of March 31, 2007 and 2006, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Due within one year	**¥23,292**	¥23,587	**$197,277**
Due after one year	**48,538**	49,576	**411,099**
Total	**¥71,831**	¥73,164	**$608,377**

Depreciation expense and interest income under finance leases for the fiscal years ended March 31, 2007 and 2006, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Depreciation expense	**¥25,798**	¥26,224	**$218,501**
Interest income	**1,501**	1,583	**12,717**
Total	**¥27,300**	¥27,808	**$231,218**

Interest income, which is not reflected in the accompanying consolidated statements of income, was computed by the interest method.

The minimum rental commitments under noncancellable operating leases as of March 31, 2007 and 2006, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Due within one year	**¥114**	¥18	**$ 971**
Due after one year	**203**	45	**1,719**
Total	**¥317**	¥64	**$2,691**

31. Derivatives Information

Derivative Transactions

a. Instruments

The primary derivative transactions undertaken by Mitsui Trust Financial Group are listed below.

- Interest rate derivatives: interest futures, interest rate future options, interest rate swaps, caps, floors, swaptions
- Currency derivatives: foreign exchange contracts, currency swaps, currency options
- Stock derivatives: stock index futures, stock index options, equity swaps, stock forward transactions
- Bond derivatives: bond futures, bond future options, over-the-counter bond options
- Other: credit derivatives

b. Purposes and Policies for Derivative Transactions

Mitsui Trust Financial Group employs derivative transactions as a vital tool to meet the increasingly sophisticated and diversified financial needs of clients, to keep the market risk exposure on its own assets and liabilities to a level commensurate with its risk management capacity and to seek to capture gains primarily through price fluctuations. Derivative transactions involve various risks, including market risk, which arises through changing interest rates and price fluctuations. Mitsui Trust Financial Group must be aware of the characteristics and volume of such risk and enforce strict risk management processes to hedge the risks inherent in derivative transactions.

c. Contents of Risks for Derivative Transactions

(1) Market Risk

Market risk is the potential for loss caused by fluctuations in the fair value of financial products or portfolios, owing to changes in market volatility on the market prices of traded products, such as interest rates, foreign exchange rates and marketable securities. Mitsui Trust Financial Group measures risk volume through such means as basis point value ("BPV")* and value at risk ("VaR")**.

* BPV shows the change in fair value of transactions when interest rates change by one basis point (0.01%).

** VaR is a method to statistically gauge the maximum portfolio loss at a certain probability during a given holding period, thereby facilitating standardized measurement of risk across different products, including interest rates, foreign exchange rates and bonds.

(2) Credit Risk

Credit risk is the possibility of reduction or complete elimination of fair value on transactions, owing to such adverse developments as the worsening financial position of a borrower. In the case of derivative transactions, credit risk is not the loss of the assumed principal but the cost, or reconstruction cost, extended to conclude an agreement with a third party having cash flow equivalent to the amount at the time the original counterparty defaulted.

Mitsui Trust Financial Group's credit equivalent, determined on a consolidated basis according to Bank for International Settlements (BIS) capital adequacy standards, comprises latent credit exposure plus reconstruction costs.

d. Risk Management System for Derivative Transactions

Mitsui Trust Financial Group is fully aware of the social responsibility and public mission that is incumbent upon financial institutions. Members of Mitsui Trust Financial Group therefore assume risk only within strategic objectives and risk-hedging capabilities, based on suitable risk management, and adhere to a basic risk management policy to secure appropriate returns on investment.

As the holding company for Mitsui Trust Financial Group, Mitsui Trust Holdings monitors risk management for the entire Mitsui Trust Financial Group, oversees the system for securing appropriate profits and for managing risk at the consolidated trust bank subsidiaries, and provides guidance for enhancing the system when and where necessary.

The consolidated trust bank subsidiaries have established their own Rules for Risk Management geared to respective operating scale and business characteristics, in accordance with the risk management direction of Mitsui Trust Financial Group that Mitsui Trust Holdings has set forth in its Rules for Risk Management, and utilize these rules to undertake appropriate risk management.

With regard to market risk, Chuo Mitsui maintains a basic policy through its Rules for Market Risk Management and follows Regulations for Market Risk Management to reinforce and control accurate hedging techniques and risk. A cross-check structure has been established whereby the divisions that execute transactions are clearly separate from the divisions that process the transactions, and overall management of market risk is consolidated under the Risk Management Department, which is independent of both the front and back offices and pinpoints the status of activities undertaken by both office categories.

This department identifies and analyzes groupwide risk, tracks compliance of risk limits and reports to the director in charge on a daily basis and to the Executive Committee on a monthly basis.

With regard to hedge transactions, Chuo Mitsui has prepared Rules for Hedge Transactions to maintain suitable control of hedge transactions.

For credit risk, Chuo Mitsui follows its Rules for Credit Risk Management, which provide direction for regulating credit risk on loans, fund transactions, derivative transactions and other credit-related risks, and works to forge a stronger credit risk management structure.

Credit lines for derivative and other transactions are established through strict procedures, in accordance with trading standards provided separately. The compliance status of such credit lines and other conditions are appropriately monitored.

Fair Value of Transactions

The following transactions are stated at fair value and unrealized gains (losses) are reflected in the consolidated statements of income. Transactions which qualify for hedge accounting are excluded from the following table.

Interest rate transactions

	Millions of yen			
	2007			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Listed:				
Interest rate futures contracts:				
Selling	¥ 9,920	¥ —	¥ (11)	¥ (11)
Over-the-counter:				
Interest rate swaps:				
Fixed rate receipt, floating rate payment	4,828,250	3,961,747	11,066	11,066
Floating rate receipt, fixed rate payment	4,774,173	3,782,728	(5,662)	(5,662)
Floating rate receipt, floating rate payment	32,200	32,200	3,290	3,290
Interest rate swaptions:				
Selling	234,200	42,750	(1,369)	2,150
Buying	194,858	28,065	1,456	77
Others:				
Selling	65,985	63,082	(68)	335
Buying	59,721	57,481	61	(132)
Total			¥ 8,763	¥11,115

	Millions of yen			
	2006			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Listed:				
Interest rate futures contracts:				
Selling	¥ 6,013	¥ —	¥ 8	¥ 8
Over-the-counter:				
Interest rate swaps:				
Fixed rate receipt, floating rate payment	4,299,723	3,249,261	(15,138)	(15,138)
Floating rate receipt, fixed rate payment	4,232,858	3,152,556	22,628	22,628
Floating rate receipt, floating rate payment	32,200	32,200	3,414	3,414
Caps:				
Selling	32,223	29,223	(80)	183
Buying	21,352	21,352	62	2
Others:				
Selling	112,050	64,850	(1,031)	46
Buying	34,554	22,272	815	340
Total			¥ 10,679	¥ 11,486

	Thousands of U.S. dollars			
	2007			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Listed:				
Interest rate futures contracts:				
Selling	$ 84,022	$ —	$ (93)	$ (93)
Over-the-counter:				
Interest rate swaps:				
Fixed rate receipt, floating rate payment	40,893,122	33,554,229	93,728	93,728
Floating rate receipt, fixed rate payment	40,435,110	32,038,018	(47,958)	(47,958)
Floating rate receipt, floating rate payment	272,719	272,719	27,871	27,871
Interest rate swaptions:				
Selling	1,983,569	362,073	(11,601)	18,212
Buying	1,650,362	237,697	12,336	654
Others:				
Selling	558,864	534,284	(580)	2,845
Buying	505,815	486,843	520	(1,121)
Total			$ 74,222	$ 94,140

Note: Fair value of listed transactions is calculated according to closing market prices on the Tokyo International Financial Futures Exchange and other exchanges. Fair value of over-the-counter transactions is calculated according to discounted present value, the option pricing model and other valuation techniques.

Currency transactions

	Millions of yen			
	2007			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Over-the-counter:				
Currency rate swaps	**¥ 5,903**	**¥5,903**	**¥ 38**	**¥ 38**
Foreign exchange contracts:				
Selling	**1,548,332**	**—**	**(2,722)**	**(2,722)**
Buying	**1,748,664**	**—**	**1,376**	**1,376**
Currency options:				
Selling	**4,722**	**—**	**(43)**	**3**
Buying	**4,722**	**—**	**43**	**(11)**
Total			**¥(1,308)**	**¥(1,317)**

	Millions of yen			
	2006			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Over-the-counter:				
Currency rate swaps	¥ 50,512	¥3,524	¥ (163)	¥ (163)
Foreign exchange contracts:				
Selling	1,392,408	—	(17,947)	(17,947)
Buying	1,541,241	—	18,776	18,776
Currency options:				
Selling	33,361	—	(94)	101
Buying	42,876	—	323	(158)
Total			¥ 894	¥ 608

	Thousands of U.S. dollars			
	2007			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Over-the-counter:				
Currency rate swaps	**$ 50,000**	**$50,000**	**$ 325**	**$ 325**
Foreign exchange contracts:				
Selling	**13,113,682**	**—**	**(23,062)**	**(23,062)**
Buying	**14,810,405**	**—**	**11,656**	**11,656**
Currency options:				
Selling	**40,000**	**—**	**(370)**	**25**
Buying	**40,000**	**—**	**370**	**(100)**
Total			**$(11,081)**	**$(11,155)**

Note: Fair value is calculated according to discounted present value, the option pricing model and other valuation techniques.

Stock transactions

There was no contract or notional amount of stock transactions as of March 31, 2007.

	Millions of yen			
	2006			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Listed:				
Stock index futures:				
Selling	¥1,646	¥—	¥(56)	¥(56)

Note: Fair value is calculated according to closing market prices on the stock exchanges, such as the Tokyo Stock Exchange.

Bond transactions

	Millions of yen			
	2007			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Listed:				
Bond futures:				
Selling	**¥1,466**	**¥—**	**¥3**	**¥3**

	Millions of yen			
	2006			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Listed:				
Bond futures:				
Selling	¥16,332	¥—	¥ (37)	¥ (37)
Buying	13,413	—	(67)	(67)
Total			¥(104)	¥(104)

	Thousands of U.S. dollars			
	2007			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Listed:				
Bond futures:				
Selling	**$12,422**	**$—**	**$28**	**$28**

Note: Fair value is calculated according to closing market prices on the stock exchanges, such as the Tokyo Stock Exchange.

Credit derivative transactions

	Millions of yen			
	2007			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Over-the-counter:				
Credit default swaps:				
Selling	¥1,000	¥—	¥2	¥2

	Millions of yen			
	2006			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Over-the-counter:				
Credit default swaps:				
Selling	¥71,000	¥1,000	¥535	¥535

	Thousands of U.S. dollars			
	2007			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Over-the-counter:				
Credit default swaps:				
Selling	$8,469	$—	$23	$23

Notes: 1. Fair value is calculated according to discounted present value.
2. "Selling" refers to acceptance transactions on credit risk.

32. Segment Information

Information about business segments, geographic segments and ordinary income from international operations for the fiscal years ended March 31, 2007 and 2006, was as follows:

(1) Business Segment Information

	Millions of yen			
	2007			
	Trust and banking business	Other finance-related operations	Eliminations/ corporate	Consolidated
Ordinary income:				
External customers	¥ 386,534	¥ 60,567	¥ —	¥ 447,101
Intersegment	19,412	32,902	(52,315)	—
Total ordinary income	405,946	93,470	(52,315)	447,101
Ordinary expenses	242,712	64,277	(19,862)	287,127
Ordinary profit	¥ 163,233	¥ 29,192	¥ (32,452)	¥ 159,973
Assets, depreciation and capital expenditures:				
Total assets	¥13,935,632	¥878,161	¥(723,270)	¥14,090,523
Depreciation	15,026	27,017	—	42,043
Capital expenditures	18,703	28,010	—	46,714

	Millions of yen			
	2006			
	Trust and banking business	Other finance-related operations	Eliminations/ corporate	Consolidated
Ordinary income:				
External customers	¥ 424,196	¥ 56,840	¥ —	¥ 481,036
Intersegment	14,554	27,937	(42,492)	—
Total ordinary income	438,750	84,777	(42,492)	481,036
Ordinary expenses	301,857	57,422	(16,604)	342,675
Ordinary profit	¥ 136,893	¥ 27,355	¥ (25,887)	¥ 138,361
Assets, depreciation and capital expenditures:				
Total assets	¥13,820,877	¥871,524	¥(883,633)	¥13,808,769
Depreciation	17,935	28,087	—	46,023
Capital expenditures	15,016	34,676	—	49,693

	Thousands of U.S. dollars			
	2007			
	Trust and banking business	Other finance-related operations	Eliminations/ corporate	Consolidated
Ordinary income:				
External customers	$ 3,273,769	$ 512,979	$ —	$ 3,786,749
Intersegment	164,414	278,670	(443,084)	—
Total ordinary income	3,438,184	791,649	(443,084)	3,786,749
Ordinary expenses	2,055,670	544,401	(168,227)	2,431,844
Ordinary profit	$ 1,382,514	$ 247,247	$ (274,857)	$ 1,354,905
Assets, depreciation and capital expenditures:				
Total assets	$118,028,565	$7,437,633	$(6,125,778)	$119,340,419
Depreciation	127,264	228,823	—	356,087
Capital expenditures	158,411	237,238	—	395,649

Notes: 1. Ordinary income represents total income less certain special income, and ordinary expenses represents total expenses less certain special expenses.
2. "Other finance-related operations" mainly consists of credit guarantee services, leasing and credit card services.
3. Accounting change
Prior to April 1, 2006, no provision was recorded for retirement benefits to be paid to directors, corporate auditors and executive officers of Mitsui Trust Holdings and its consolidated trust bank subsidiaries. Effective April 1, 2006, however, Mitsui Trust Holdings and its consolidated trust bank subsidiaries changed their method of accounting for such retirement benefits to an accrual basis to reflect periodic income and expenses more appropriately due to the reformation of the regulation on officers' retirement allowance. The effect of this change was to decrease ordinary profit for "Trust and banking business" for the fiscal year ended March 31, 2007 by ¥212 million ($1,803 thousand) and also decrease ordinary profit for "Other finance-related operations" for the fiscal year ended March 31, 2007 by ¥57 million ($490 thousand).

(2) Geographic Segment Information

Since domestic (Japan) total ordinary income and total assets by geographic segment for the fiscal years ended March 31, 2007 and 2006, represented more than 90% of the consolidated total ordinary income and total assets of each respective year, geographic segment information was not required to be disclosed.

(3) Ordinary Income from International Operations

	Millions of yen, except percentage data		Thousands of U.S. dollars, except percentage data
	2007	2006	**2007**
Ordinary income from international operations (A)	**¥ 32,570**	¥ 46,056	**$ 275,855**
Consolidated ordinary income (B)	**447,101**	481,036	**3,786,749**
(A)/(B) (%)	**7.2%**	9.5%	**7.2%**

Note: Ordinary income from international operations represents ordinary income arising from international operations both in and outside Japan.

33. Per Share Information

A reconciliation of the differences between basic and diluted net income per share ("EPS") for the fiscal years ended March 31, 2007 and 2006, was as follows:

	Millions of yen	Thousands of shares	Yen	U.S. dollars
Fiscal year ended March 31, 2007	Net income	Weighted-average shares	EPS	EPS
Basic EPS				
Net income available to common shareholders	**¥108,315**	**878,223**	**¥123.33**	**$1.04**
Effect of dilutive securities				
Convertible bonds	**0**	**75**		
Preferred stock	**4,478**	**915,386**		
Diluted EPS				
Net income for computation	**¥112,793**	**¥1,793,684**	**¥62.88**	**$0.53**
Fiscal year ended March 31, 2006				
Basic EPS				
Net income available to common shareholders	¥114,406	822,814	¥139.04	
Effect of dilutive securities				
Convertible bonds	0	219		
Preferred stock	5,278	970,375		
Diluted EPS				
Net income for computation	¥119,685	1,793,408	¥66.73	

34. Subsequent Event

The following plan of Mitsui Trust Holdings for the appropriation of unappropriated profit was approved at the general meeting of shareholders held on June 28, 2007:

	Millions of yen	Thousands of U.S. dollars
Fiscal year-end dividends:		
Common stock, ¥5.00 ($0.04) per share	¥4,525	$38,329
Class II convertible preferred stock, ¥14.40 ($0.12) per share	1,350	11,433
Class III convertible preferred stock, ¥20.00 ($0.16) per share	3,128	26,493
Total	¥9,003	$76,257

Deloitte.

Deloitte Touche Tohmatsu
MS Shibaura Building
4-13-23 Shibaura
Minato-ku, Tokyo 108-8530
Japan

Tel: +81(3)3457 7321
Fax: +81(3)3457 1694
www.deloitte.com/jp

Independent Auditors' Report

To the Board of Directors of
Mitsui Trust Holdings, Inc.:

We have audited the accompanying consolidated balance sheets (banking account) of Mitsui Trust Holdings, Inc. (the "Company") and consolidated subsidiaries as of March 31, 2007 and 2006, and the related consolidated statements of income, changes in equity, and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and consolidated subsidiaries as of March 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

As discussed in Note 2(r) to the consolidated financial statements, the Company applied the new accounting standard for presentation of equity. The consolidated balance sheet as of March 31, 2007 is presented in line with this new accounting standard.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 28, 2007

Member of
Deloitte Touche Tohmatsu

Non-Consolidated Balance Sheets (Supplemental Information—Unaudited)

Mitsui Trust Holdings, Inc.
As of March 31, 2007 and 2006

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
ASSETS			
Current assets:			
Cash and due from banks	¥ 33,869	¥ 31,914	$ 286,857
Investments in subsidiaries (convertible bonds)	47	—	406
Deferred tax assets	33	64	280
Income tax refunds receivable	4,719	4,707	39,976
Other current assets	69	49	586
Total current assets	38,739	36,736	328,105
Non-current assets:			
Tangible fixed assets	0	0	3
Intangible fixed assets	2	0	21
Investments and other assets:	678,326	633,674	5,745,125
Investment securities	665	667	5,632
Investments in subsidiaries and associated companies (Stocks)	676,850	632,294	5,732,620
Investments in subsidiaries (convertible bonds)	—	120	—
Deferred tax assets	408	192	3,463
Other investments	402	399	3,408
Total non-current assets	678,329	633,675	5,745,149
Total assets	¥717,069	¥670,411	$6,073,255
LIABILITIES AND EQUITY			
Liabilities:			
Current liabilities:			
Convertible bonds	¥ 47	¥ —	$ 406
Accrued expenses	820	637	6,949
Accrued taxes	16	16	138
Reserve for bonus payment	48	43	413
Other current liabilities	69	110	589
Total current liabilities	1,003	808	8,496
Non-current liabilities:			
Bonds	137,000	103,300	1,160,328
Convertible bonds	—	120	—
Reserve for retirement benefits	632	506	5,358
Reserve for retirement benefits for directors and corporate auditors	200	—	1,701
Total non-current liabilities	137,833	103,926	1,167,388
Total liabilities	138,836	104,735	1,175,884
Equity:			
Common stock and preferred stock	261,608	261,579	2,215,708
Capital surplus	246,083	245,038	2,084,217
Retained earnings	70,735	60,148	599,101
Treasury stock—at cost			
213,109 shares in 2007 and 1,574,204 shares in 2006	(195)	(1,090)	(1,656)
Total equity	578,232	565,676	4,897,371
Total liabilities and equity	¥717,069	¥670,411	$6,073,255

Non-Consolidated Statements of Income (Supplemental Information—Unaudited)

Mitsui Trust Holdings, Inc.
Fiscal years ended March 31, 2007 and 2006

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Operating income:			
Interest income on investments in subsidiaries (convertible bonds)	¥ 0	¥ 0	$ 3
Dividends received from subsidiaries	23,576	23,526	199,686
Fees and commissions received from subsidiaries	2,255	2,025	19,102
Total operating income	25,832	25,553	218,791
Operating expenses:			
Interest expenses on bonds	3,886	3,484	32,918
Interest expenses on convertible bonds	0	0	3
General and administrative expenses	2,263	1,813	19,167
Total operating expenses	6,150	5,298	52,088
Operating profit	19,682	20,254	166,702
Non-operating income:			
Interest income	29	11	253
Fees and commissions	2	4	25
Other non-operating income	26	111	222
Total non-operating income	59	127	501
Non-operating expenses:			
Commissions	555	108	4,708
Other non-operating expenses	210	246	1,779
Total non-operating expenses	766	355	6,488
Income before income taxes	18,975	20,026	160,716
Income taxes:			
Current	3	3	32
Deferred	(184)	39	(1,562)
Net income	¥19,156	¥19,983	$162,246

	Yen		U.S. dollars
	2007	2006	2007
Per share of common stock:			
Basic net income	¥16.71	¥17.87	$0.14
Diluted net income	10.68	11.14	0.09

Consolidated Balance Sheets

The Chuo Mitsui Trust and Banking Company, Limited, and Consolidated Subsidiaries
As of March 31, 2007 and 2006

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2007	2006	**2007**
ASSETS			
Cash and cash equivalents	**¥ 272,998**	¥ 313,843	**$ 2,312,178**
Due from banks other than due from the Bank of Japan	**194,459**	79,306	**1,646,983**
Call loans and bills bought	**111,121**	164,553	**941,145**
Receivables under resale agreements	**—**	900	**—**
Receivables under securities borrowing transactions	**80,099**	74,243	**678,402**
Monetary claims bought (Note 4)	**104,146**	108,982	**882,070**
Trading assets (Note 4)	**52,803**	44,883	**447,224**
Securities (Notes 4 and 11)	**4,408,512**	3,733,060	**37,338,123**
Money held in trust (Note 5)	**2,710**	7,651	**22,958**
Loans and bills discounted (Notes 6 and 11)	**7,377,362**	7,302,088	**62,482,955**
Foreign exchanges (Note 7)	**940**	37,598	**7,961**
Other assets (Notes 8 and 11)	**309,973**	387,606	**2,625,339**
Premises and equipment (Notes 9 and 11)	**203,055**	206,747	**1,719,788**
Intangible fixed assets (Note 10)	**41,178**	43,853	**348,764**
Deferred tax assets (Note 28)	**80,458**	161,308	**681,448**
Customers' liabilities for acceptances and guarantees (Note 12)	**711,121**	1,023,351	**6,022,879**
Allowance for possible loan losses	**(74,974)**	(60,718)	**(634,999)**
Total assets	**¥13,875,967**	¥13,629,260	**$117,523,225**
LIABILITIES AND EQUITY			
Liabilities:			
Deposits (Notes 11 and 13)	**¥ 8,564,017**	¥ 8,839,544	**$ 72,533,389**
Call money and bills sold (Note 11)	**452,378**	294,588	**3,831,439**
Payables under repurchase agreements (Note 11)	**114,467**	38,307	**969,484**
Payables under securities lending transactions (Note 11)	**1,062,543**	840,412	**8,999,270**
Trading liabilities	**4,398**	6,945	**37,249**
Borrowed money (Notes 11 and 14)	**393,235**	165,445	**3,330,529**
Foreign exchanges (Note 7)	**48**	47	**412**
Subordinated bonds (Note 15)	**195,119**	211,591	**1,652,576**
Subordinated convertible bonds (Note 15)	**95**	240	**812**
Payables to trust account	**1,221,732**	1,160,974	**10,347,526**
Other liabilities (Note 16)	**122,261**	139,978	**1,035,499**
Reserve for bonus payment	**2,889**	2,848	**24,470**
Reserve for retirement benefits for directors and corporate auditors (Note 3)	**701**	—	**5,938**
Reserve for employee retirement benefits (Note 17)	**1,475**	1,336	**12,493**
Reserve for possible losses related to land trust	**9,934**	9,539	**84,141**
Deferred tax liabilities (Note 28)	**24,346**	29,646	**206,203**
Acceptances and guarantees (Note 12)	**711,121**	1,023,351	**6,022,879**
Total liabilities	**12,880,766**	12,764,799	**109,094,317**
Minority interests	**—**	1,655	**—**
Commitments and contingent liabilities (Note 18)			
Equity (Note 19):			
Common stock and preferred stock (Note 20)	**358,173**	356,437	**3,033,569**
Capital surplus	**107,488**	105,751	**910,375**
Retained earnings	**290,612**	203,124	**2,461,358**
Net unrealized gains on available-for-sale securities	**259,294**	213,559	**2,196,107**
Deferred losses on derivatives under hedge accounting	**(7,439)**	—	**(63,012)**
Land revaluation difference	**(15,532)**	(15,527)	**(131,554)**
Foreign currency translation adjustments	**53**	(539)	**450**
Total	**992,649**	862,805	**8,407,293**
Minority interests	**2,552**	—	**21,614**
Total equity	**995,201**	864,461	**8,428,908**
Total liabilities and equity	**¥13,875,967**	¥13,629,260	**$117,523,225**

See accompanying "Notes to Consolidated Financial Statements," which are an integral part of these statements.

Consolidated Statements of Income

The Chuo Mitsui Trust and Banking Company, Limited, and Consolidated Subsidiaries
Fiscal years ended March 31, 2007 and 2006

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2007	2006	2007
Income:			
Interest income:			
Interest on loans and bills discounted	¥ 84,450	¥ 84,236	$ 715,261
Interest and dividends on securities	70,586	72,905	597,832
Interest on call loans and bills bought	991	59	8,397
Other interest income (Note 21)	5,047	8,164	42,749
Trust fees (Note 22)	30,929	30,687	261,957
Fees and commissions	130,574	120,107	1,105,909
Trading gains	3,291	4,503	27,875
Other operating income (Note 23)	6,491	22,574	54,980
Other income (Note 24)	88,228	92,392	747,252
Total income	420,590	435,632	3,562,215
Expenses:			
Interest expenses:			
Interest on deposits	26,829	17,177	227,233
Interest on call money and bills sold	4,334	2,405	36,709
Interest on borrowings	4,520	4,493	38,282
Other interest expenses (Note 25)	26,601	22,475	225,300
Fees and commissions	5,085	5,279	43,074
Trading losses	120	139	1,017
Other operating expenses (Note 26)	5,846	19,576	49,519
General and administrative expenses	110,867	113,214	938,999
Other expenses (Note 27)	82,816	132,853	701,421
Total expenses	267,022	317,615	2,261,560
Income before income taxes and minority interests	153,568	118,016	1,300,655
Income taxes (Note 28):			
Current	8,902	3,954	75,403
Deferred	41,280	1,703	349,625
Total income taxes	50,183	5,658	425,029
Minority interests in net income	896	693	7,590
Net income	¥102,489	¥111,665	$ 868,035

	Yen		U.S. dollars (Note 1)
	2007	2006	2007
Per share of common stock (Note 32):			
Basic net income	¥75.33	¥85.42	$0.63
Diluted net income	46.23	50.38	0.39
Cash dividends per share applicable to the year (Note 20):			
Common stock	7.88	7.81	0.06
Class 1 convertible preferred stock (First series)	—	40.00	—
Class 1 convertible preferred stock (Second series)	14.40	14.40	0.12
Class 1 convertible preferred stock (Third series)	20.00	20.00	0.16

See accompanying "Notes to Consolidated Financial Statements," which are an integral part of these statements.

Consolidated Statements of Changes in Equity

The Chuo Mitsui Trust and Banking Company, Limited, and Consolidated Subsidiaries
Fiscal years ended March 31, 2007 and 2006

	Thousands		Millions of yen									
	Issued number of shares of common stock	Issued number of shares of preferred stock	Common stock and preferred stock	Capital surplus	Retained earnings	Net unrealized gains on available-for-sale securities	Deferred losses on derivatives under hedge accounting	Land revaluation differences	Foreign currency translation adjustments	Total	Minority interests	Total equity
Balance, March 31, 2005	1,245,333	270,156	¥356,306	¥105,621	¥105,745	¥ 73,592	¥ —	¥(14,810)	¥(610)	¥625,846	¥ —	¥625,846
Net income					111,665					111,665		111,665
Cash dividends					(15,004)					(15,004)		(15,004)
Reversal of land revaluation difference					717			(717)		—		—
Net unrealized gains on available-for-sale securities, less applicable tax						139,966				139,966		139,966
Change in foreign currency translation adjustments									70	70		70
Conversion of convertible bonds	236		130	130						260		260
Balance, March 31, 2006	1,245,570	270,156	356,437	105,751	203,124	213,559	—	(15,527)	(539)	862,805	—	862,805
Reclassified balance as of March 31, 2006											1,655	1,655
Net income					102,489					102,489		102,489
Cash dividends					(15,006)					(15,006)		(15,006)
Issuance of capital stock	10,000		1,700	1,700						3,400		3,400
Conversion of preferred stock into common stock	80,930	(20,000)										
Conversion of convertible bonds	65		36	36						72		72
Reversal of land revaluation difference					5			(5)		—		—
Net change in the year						45,735	(7,439)		592	38,887	896	39,784
Balance, March 31, 2007	**1,336,567**	**250,156**	**¥358,173**	**¥107,488**	**¥290,612**	**¥259,294**	**¥(7,439)**	**¥(15,532)**	**¥ 53**	**¥992,649**	**¥2,552**	**¥995,201**

	Thousands of U.S. dollars (Note 1)									
	Common stock and preferred stock	Capital surplus	Retained earnings	Net unrealized gains on available-for-sale securities	Deferred losses on derivatives under hedge accounting	Land revaluation differences	Foreign currency translation adjustments	Total	Minority interests	Total equity
Balance, March 31, 2006	$3,018,864	$895,670	$1,720,372	$1,808,749	$ —	$(131,510)	$(4,567)	$7,307,578	$ —	$7,307,578
Reclassified balance as of March 31, 2006									14,021	14,021
Net income			868,035					868,035		868,035
Cash dividends			(127,094)					(127,094)		(127,094)
Issuance of capital stock	14,398	14,398						28,796		28,796
Conversion of convertible bonds	306	306						613		613
Reversal of land revaluation difference			44			(44)		—		—
Net change in the year				387,357	(63,012)		5,018	329,363	7,592	336,956
Balance, March 31, 2007	**$3,033,569**	**$910,375**	**$2,461,358**	**$2,196,107**	**$(63,012)**	**$(131,554)**	**$ 450**	**$8,407,293**	**$21,614**	**$8,428,908**

See accompanying "Notes to Consolidated Financial Statements," which are an integral part of these statements.

Consolidated Statements of Cash Flows

The Chuo Mitsui Trust and Banking Company, Limited, and Consolidated Subsidiaries
Fiscal years ended March 31, 2007 and 2006

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2007	2006	2007
Operating activities:			
Income before income taxes and minority interests	¥ 153,568	¥ 118,016	$ 1,300,655
Adjustments for:			
Income taxes paid	(4,674)	(7,043)	(39,593)
Depreciation and amortization	40,168	44,016	340,212
Loss on impairment of fixed assets	—	540	—
Amortization of consolidation goodwill	145	145	1,229
Equity in earnings of associated companies	(50)	(131)	(430)
Increase (decrease) in allowance for possible loan losses	14,944	(5,471)	126,576
Increase in reserve for bonus payment	40	119	342
Increase in reserve for retirement benefits for directors and corporate auditors	701	—	5,938
Increase in reserve for employee retirement benefits	138	155	1,176
Increase in reserve for possible losses related to land trust	395	9,539	3,349
Net gain on securities	(14,316)	(20,987)	(121,253)
Net gain on money held in trust	(1,413)	(766)	(11,970)
Foreign exchange loss (gain)—net	2,875	(41,403)	24,355
Net loss on disposals of premises and equipment	520	1,068	4,405
Change in assets and liabilities:			
Increase in trading assets	(7,920)	(15,633)	(67,083)
Decrease in trading liabilities	(2,547)	(1,281)	(21,572)
Increase in loans and bills discounted	(75,274)	(107,504)	(637,538)
Decrease in deposits	(278,793)	(114,590)	(2,361,254)
Increase in borrowed money (excluding subordinated borrowings)	232,289	6,372	1,967,390
Increase in due from banks (excluding cash equivalents)	(115,152)	(17,517)	(975,288)
Decrease (increase) in call loans and bills bought	52,578	(145,493)	445,317
Increase in receivables under securities borrowing transactions	(5,856)	(20,493)	(49,597)
Increase in call money and bills sold	233,948	37,165	1,981,441
Increase (decrease) in payables under securities lending transactions	222,131	(35,414)	1,881,355
Decrease (increase) in foreign exchanges (assets)	36,658	(35,717)	310,480
Increase in foreign exchanges (liabilities)	0	11	7
Increase (decrease) in payables to trust account	60,758	(76,239)	514,595
Other—net	(24,913)	(22,528)	(211,006)
Net cash provided by (used in) operating activities	520,953	(451,069)	4,412,241
Investing activities:			
Purchases of securities	(2,830,590)	(2,906,901)	(23,973,834)
Proceeds from sales of securities	757,344	1,294,588	6,414,370
Proceeds from redemption of securities	1,577,327	2,039,063	13,359,261
Decrease in money held in trust	5,349	5,231	45,310
Purchases of premises and equipment	(30,142)	(36,568)	(255,290)
Proceeds from sales of premises and equipment	3,184	3,928	26,975
Purchase of intangible fixed assets	(12,543)	—	(106,234)
Proceeds from sales of intangible fixed assets	1,020	—	8,642
Net cash (used in) provided by investing activities	(529,047)	399,341	(4,480,798)
Financing activities:			
Proceeds from subordinated borrowings	2,500	—	21,173
Payment of subordinated borrowings	(7,000)	(13,000)	(59,286)
Proceeds from subordinated bonds and subordinated convertible bonds	—	5,000	—
Redemption of subordinated bonds and subordinated convertible bonds	(17,000)	(2,000)	(143,982)
Issuance of common stock	3,400	—	28,796
Dividends paid	(15,006)	(15,004)	(127,094)
Dividends paid for minority interests	(226)	(265)	(1,918)
Net cash used in financing activities	(33,332)	(25,269)	(282,311)
Foreign currency translation adjustments on cash and cash equivalents	582	66	4,929
Net decrease in cash and cash equivalents	(40,844)	(76,931)	(345,938)
Cash and cash equivalents, beginning of year	313,843	390,775	2,658,117
Cash and cash equivalents, end of year	¥ 272,998	¥ 313,843	$ 2,312,178

Additional Cash Flows Information

	Millions of yen				Thousands of U.S. dollars (Note 1)	
	2007		2006		2007	
Non-cash investing and financing activities:						
Capital stock increased by conversion of convertible bonds	¥	36	¥	130	$	306
Capital surplus increased by conversion of convertible bonds		36		130		306
Convertible bonds decreased by conversion into common stock	¥	72	¥	260	$	613

See accompanying "Notes to Consolidated Financial Statements," which are an integral part of these statements.

1. *Basis of Presentation*

The accompanying consolidated financial statements (banking account) have been prepared from the accounts maintained by The Chuo Mitsui Trust and Banking Company, Limited ("Chuo Mitsui"), and its consolidated subsidiaries under the umbrella of Mitsui Trust Holdings, Inc. ("Mitsui Trust Holdings") in accordance with accounting principles generally accepted in Japan, and certain accounting and disclosure rules under the Securities and Exchange Law of Japan and the Banking Law of Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

On December 27, 2005, the Accounting Standards Board of Japan ("ASBJ") published a new accounting standard for the statement of changes in equity, which is effective for fiscal years ending on or after May 1, 2006. The consolidated statement of shareholders' equity, which was previously voluntarily prepared in line with the international accounting practices, is now required under generally accepted accounting principles in Japan and has been renamed "the consolidated statement of changes in equity" in the current fiscal year.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to Chuo Mitsui's consolidated financial statements issued domestically in order to present them in a form that is more familiar to readers outside Japan. In addition, certain reclassifications and rearrangements have been made in the 2006 consolidated financial statements to conform to classifications and presentations used in 2007.

In 2001, Chuo Mitsui purchased from a Japanese commercial bank all shares of Mitsui Asset Trust and Banking Company, Limited ("Mitsui Asset"), which became a wholly owned subsidiary of Chuo Mitsui. The business combination was accounted for as a purchase.

In February 2002, Chuo Mitsui established Mitsui Trust Holdings by way of stock transfers and became a wholly owned subsidiary of Mitsui Trust Holdings. Mitsui Trust Holdings then purchased all of the Mitsui Asset shares from Chuo Mitsui, and Mitsui Asset became a wholly owned subsidiary of Mitsui Trust Holdings. In March 2002, Mitsui Asset succeeded to the pension trust and securities trust business of Chuo Mitsui by way of corporate split. Chuo Mitsui has retained and continued to operate its retail trust business, banking business, securities transfer agent business and some other businesses.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which Chuo Mitsui is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥118.07 to U.S.$1, the approximate rate of exchange at March 31, 2007. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

Amounts less than one million Japanese yen and one thousand U.S. dollars have been truncated, except for per share information. As a result, the total may not be equal to the total of individual amounts.

2. *Summary of Significant Accounting Policies*

a. Consolidation

The consolidated financial statements as of March 31, 2007 include the accounts of Chuo Mitsui and its significant 20 (21 in 2006) subsidiaries.

Under the control or influence concept, those companies in which Chuo Mitsui, directly or indirectly, is able to exercise control over operations are fully consolidated, and those companies over which Chuo Mitsui has the ability to exercise significant influence are accounted for by the equity method, unless in either case the companies are immaterial.

Investments in two associated companies were accounted for by the equity method in 2007 and 2006.

Investments in unconsolidated subsidiaries are stated at cost. If the equity method of accounting had been applied to the investment in these subsidiaries, the effect on the accompanying consolidated financial statements would not be material.

Any differences between the cost of an acquired subsidiary or associated company and the fair value of its net assets at the date of the acquisition are amortized over a period within 20 years, or charged to income as incurred if such differences are considered to be immaterial.

All significant intercompany transactions, balances and unrealized profits have been eliminated in consolidation.

b. Cash and Cash Equivalents

Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value. Cash equivalents include amounts due from the Bank of Japan.

c. Mark-to-Market Accounting for Trading Purpose Transactions

Transactions for trading purposes (that is, transactions which seek to capture gains arising from short-term changes in interest rates, currency exchange rates or market prices of securities and other market-related indices or from gaps among markets) are included in trading assets and trading

liabilities on a trade date basis. Trading securities and monetary claims bought for trading purposes recorded in these accounts are stated at market value and trading-related financial derivatives are at the amounts that would be settled if they were terminated at the end of the fiscal year.

Unrealized gains and losses on trading purpose transactions are recognized in the consolidated statements of income.

d. Translation of Foreign Currency Accounts

Chuo Mitsui maintains its accounting records in Japanese yen. Assets and liabilities denominated in foreign currencies are translated into Japanese yen using the exchange rate prevailing at each balance sheet date.

The balance sheet accounts of the consolidated foreign subsidiaries are translated into Japanese yen at the current exchange rate as of each balance sheet date except for equity, which is translated at the historical rate. Differences arising from such translation are shown as "Foreign currency translation adjustments" in a separate component of equity.

e. Securities

Securities other than investments in unconsolidated subsidiaries and associated companies are classified and accounted for, depending on management's intent, as follows:

i) Trading securities, which are held for the purpose of earning capital gains in the near term, are reported at fair value, and the related unrealized gains and losses are included in earnings;

ii) Held-to-maturity debt securities, which are expected to be held to maturity with the positive intent and ability to hold to maturity, are reported at amortized cost; and

iii) Available-for-sale securities, which are not classified as either of the aforementioned securities, are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of equity.

Non-marketable available-for-sale securities are stated at cost determined by the moving-average cost method.

For other than temporary declines in fair value, securities are reduced to net realizable value by a charge to income.

Securities in money held in trust are classified and accounted for the same as securities described above.

Prior to March 31, 2006, the bond portion and the embedded derivative portion of credit linked bonds that were classified as available-for-sale securities were evaluated separately and unrealized gains (losses) of the embedded derivative portion were reflected in the consolidated statements of income. However, following ASBJ Guidance No. 12 "Guidance on Accounting for Other Compound Financial Instruments (Compound Financial Instruments Other than Those wih Option to Increase Paid-in Capital)" effective April 1, 2006, the bond portion and the embedded derivative are evaluated together and the unrealized gains (losses), net of applicable taxes, are reported in a separate component of equity when the economic characteristics and risks of the embedded derivative are closely related to those of the bond and the embedded derivative has a low risk influence on the bond. The effect of this change did not have a significant impact on the consolidated balance sheets and the consolidated statements of income.

f. Derivative and Hedging Activities

Derivative financial instruments are classified and accounted for as follows:

i) Except as discussed below, all derivatives are recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in the consolidated statements of income; and ii) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, Chuo Mitsui and certain domestic consolidated subsidiaries use the deferral hedge method or the fair value hedge method.

The interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value but the differential paid or received under the swap agreements is recognized and included in interest expenses or income.

g. Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation. Depreciation of premises and equipment owned by Chuo Mitsui is computed by the declining-balance method, while the straight-line method is applied to buildings acquired after April 1, 1998. The range of useful lives is from 10 to 50 years for buildings, and from three to eight years for equipment.

Depreciation of premises and equipment owned by consolidated subsidiaries is mainly computed by the straight-line method over the estimated useful lives of the respective assets.

h. Software

Capitalized software for internal use is amortized by the straight-line method over the estimated useful lives of the software (principally five years).

i. Impairment of Fixed Assets

In August 2002, the Business Accounting Council ("BAC") issued a Statement of Opinion, "Accounting for Impairment of Fixed Assets," and in October 2003 the Accounting Standards

Board of Japan ("ASBJ") issued ASBJ Guidance No. 6, "Guidance for Accounting Standard for Impairment of Fixed Assets." These new pronouncements were effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004.

Chuo Mitsui and its consolidated subsidiaries adopted the new accounting standard for impairment of fixed assets as of Apri 1, 2005.

Chuo Mitsui and its consolidated subsidiaries review their long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

j. Land Revaluation

Under the Law of Land Revaluation, the Mitsui Trust and Banking Company, Limited, elected the one-time revaluation for its own-use land to a value based on real estate appraisal information as of March 31, 1998.

The resulting land revaluation difference represents unrealized appreciation of land and is stated as a component of equity. Continuous readjustment is not permitted unless the land value subsequently declines significantly such that the amount of the decline in value should be removed from the land revaluation difference account and related deferred tax liabilities.

As of March 31, 2007 and 2006, the carrying amount of the land after the above one-time revaluation exceeded the market value by ¥2,053 million ($17,395 thousand) and ¥5,513 million, respectively.

k. Stock and Bond Issue Costs

Stock issue costs which were incurred prior to May 1, 2006 were charged to income as incurred. Stock issue costs which were incurred on or after May 1, 2006 are amortized by the straight-line method over the effective period within three years in accordance with ASBJ Practical Issues Task Force (PITF) No. 19, "Tentative Solution on Accounting for Deferred Assets," which was issued by the ASBJ on August 11, 2006 and is effective for fiscal years ending on or after May 1, 2006.

Bond issue costs amortized by the straight-line method over three years.

l. Allowance for Possible Loan Losses

Allowance for possible loan losses of Chuo Mitsui and major consolidated subsidiaries is maintained in accordance with internally established standards for write-offs and allowances for loan losses.

1) For claims against borrowers that are legally bankrupt, such as borrowers under bankruptcy and special liquidation proceedings ("legal bankruptcy"), and to borrowers that are in substantially similarly adverse condition ("virtual bankruptcy"), allowances are maintained at 100% of amounts of claims net of expected amounts recoverable from the disposal of collateral and/or the amounts recoverable under guarantees.

2) For claims against borrowers that have not yet become legally or formally bankrupt but that are very likely to become bankrupt ("possible bankruptcy"), allowances are maintained at amounts deemed necessary to absorb losses on the amount of claims less expected amounts recoverable from the disposal of collateral and/or the amounts recoverable under guarantees, based on the overall assessment of the borrowers' repayment ability.

For claims against large borrowers that are classified as possible bankruptcy and close observation borrowers for which future cash flows could be reasonably estimated, allowances are provided for the difference between the present value of expected future cash flows discounted at the contracted interest rate and the carrying value of the claim.

3) For claims against other borrowers judged to be legal bankruptcy, virtual bankruptcy and possible bankruptcy borrowers, as mentioned above, allowances are maintained at rates derived from historical loan loss experiences, etc.

4) Allowance for possible losses on loans to restructuring countries is maintained in order to cover possible losses based on the political and economic climates of those countries.

All claims are assessed by the operating sections and each Credit Supervision Department based on the internal guidelines for self-assessment on asset quality. Subsequently, the Internal Audit Department, which is independent from the operating sections, reviews these self-assessments, and the allowances are provided based on the results of the self-assessments.

With respect to claims with collateral and/or guarantees extended to borrowers that are legal bankruptcy or virtual bankruptcy borrowers, the unrecoverable amount is estimated by deducting from the amount of claims the realizable value of collateral or the amount likely to be recovered based on guarantees.

The outstanding amount thus determined is then directly written off from the amount of claims as the unrecoverable amount, which totaled ¥96,331 million ($815,885 thousand) and ¥171,804 million as of March 31, 2007 and 2006, respectively.

Other consolidated subsidiaries provide for "allowance for possible loan losses" based on the past experience and management's assessment of the loan portfolio.

m. Reserve for Bonus Payment

Reserve for bonus payment is provided for the payment of employees' bonuses based on estimates of the future payments attributed to the current fiscal year.

n. Reserve for Retirement Benefits for Directors and Corporate Auditors

Reserve for retirement benefits for directors and corporate auditors are provided at the amount which would be required if all directors, corporate auditors and executive officers retired at the balance sheet date (see Note 3(1)). The retirement benefits for directors and corporate auditors are paid subject to the approval of the shareholders.

o. Reserve for Retirement Benefits and Pension Plans

Chuo Mitsui has defined benefit plans (employee pension fund plans and tax qualified pension plans) and lump-sum severance indemnity plans.

Chuo Mitsui accounts for the liability for retirement benefits based on the projected benefit obligations and plan assets at the balance sheet date.

p. Reserve for Possible Losses Related to Land Trust

Reserve for possible losses related to land trust is provided for estimated losses deemed necessary for potential damages to the compensation rights being acquired, when a liability for reimbursement, as a trustee of a land trust, is incurred due to the future business circumstances of the land trust.

q. Presentation of Equity

On December 9, 2005, the ASBJ published a new accounting standard for presentation of equity. Under this accounting standard, certain items which were previously presented as liabilities or assets, as the case may be, are now presented as components of equity. Such items include stock acquisition rights, minority interests, and any deferred gains or losses on derivatives accounted for under hedge accounting. This standard is effective for fiscal years ending on or after May 1, 2006. The consolidated balance sheet as of March 31, 2007 is presented in line with this new accounting standard.

r. Appropriations of Retained Earnings

Appropriations of retained earnings are reflected in the consolidated financial statements for the following year upon shareholders' approval.

s. Income Taxes

The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

t. Leases

All leases are accounted for as operating leases. In accordance with Japanese accounting standards for leases, finance leases that do not transfer ownership of the leased property to the lessee are permitted to be accounted for as operating leases if certain "as if capitalized" information is disclosed in the notes to the lessee's consolidated financial statements.

u. Per Share Information

Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period.

Diluted net income per share reflects the potential dilution that could occur if securities were exercised or converted into common stock. Diluted net income per share of common stock assumes full conversion of the outstanding convertible bonds and preferred stock at the beginning of the year (or at the time of issuance) with an applicable adjustment for related expense and dividends.

Cash dividends per share presented in the accompanying consolidated statements of income are dividends applicable to the respective years, including dividends to be paid after the end of the year.

v. New Accounting Pronouncements

(1) Lease Accounting

On March 30, 2007, the ASBJ issued ASBJ Statement No. 13, "Accounting Standard for Lease Transactions," which revised the existing accounting standard for lease transactions issued on June 17, 1993.

Under the existing accounting standard, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, however, other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's financial statements.

The revised accounting standard requires that all finance lease transactions should be capitalized. The revised accounting standard for lease transactions will be effective for fiscal years beginning on or after April 1, 2008, with early adoption

permitted for fiscal years beginning on or after April 1, 2007.
(2) Unification of Accounting Policies Applied to Foreign Subsidiaries for the Consolidated Financial Statements
Under Japanese GAAP, a company currently can use the financial statements of foreign subsidiaries which are prepared in accordance with generally accepted accounting principles in their respective jurisdictions for its consolidation process unless they are clearly unreasonable. On May 17, 2006, the ASBJ PITF No. 18, "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for the Consolidated Financial Statements." The new task force prescribes: 1) the accounting policies and procedures applied to a parent company and its subsidiaries for similar transactions and events under similar circumstances should in principle be unified for the preparation of the consolidated financial statements, 2) financial statements prepared by foreign subsidiaries in accordance with either International Financial Reporting Standards or the generally accepted accounting principles in the United States tentatively may be used for the consolidation process, 3) however, the following items should be adjusted in the consolidation process so that net income is accounted for in accordance with Japanese GAAP unless they are not material:

(i) Amortization of goodwill
(ii) Actuarial gains and losses of defined benefit plans recognized outside profit or loss
(iii) Capitalization of intangible assets arising from development phases
(iv) Fair value measurement of investment properties, and the revaluation model for property, plant and equipment, and intangible assets
(v) Retrospective application when accounting policies are changed
(vi) Accounting for net income attributable to minority interests

The new task force will be effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted.

3. Accounting Change

(1) Prior to April 1, 2006, no provision was recorded for retirement benefits to be paid to the directors, corporate auditors and executive officers of Mitsui Trust Holdings and its consolidated trust bank subsidiaries. Effective April 1, 2006, however, Mitsui Trust Holdings and its consolidated trust bank subsidiaries changed their method of accounting for such retirement benefits to an accrual basis to reflect periodic income and expenses more appropriately due to the reformation of the regulation on officers' retirement allowance. The effect of this change was to decrease income before income taxes and minority interests for the fiscal year ended March 31, 2007 by ¥608 million ($5,156 thousand) which included a cumulative effect of ¥449 million ($3,807 thousand) at March 31, 2006. This cumulative effect was included in other expenses in the consolidated statement of income for the fiscal year ended March 31, 2007.
(2) Mitsui Trust Financial Group applied the newly effective JICPA Accounting Committee Report No. 6 "Guidance on Deferred Tax Accounting for Consolidated Financial Statements," which was issued on March 29, 2007, for the investment sale to group companies. The effect of this change was to decrease net income by ¥995 million ($8,433 thousand).

4. Securities

Securities as of March 31, 2007 and 2006, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Japanese government bonds	**¥1,937,019**	¥1,624,406	**$16,405,691**
Japanese municipal bonds	**3,085**	3,275	**26,134**
Japanese corporate bonds	**354,951**	274,435	**3,006,280**
Japanese stocks	**1,062,236**	947,868	**8,996,668**
Other securities	**1,051,218**	883,074	**8,903,349**
Total	**¥4,408,512**	¥3,733,060	**$37,338,123**

The carrying amounts and aggregate fair values of securities (including securities in trading assets and monetary claims bought) as of March 31, 2007 and 2006, were as follows:

	Millions of yen			
March 31, 2007	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Trading				**¥ 40,864**
Available-for-sale:				
Japanese equity securities	**¥ 517,673**	**¥453,345**	**¥ 3,151**	**967,866**
Japanese debt securities	**1,438,317**	**81**	**54,728**	**1,383,671**
Other	**914,444**	**12,517**	**14,270**	**912,691**
Held-to-maturity	**696,031**	**792**	**1,883**	**694,940**

	Millions of yen			
March 31, 2006	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Trading				¥ 26,036
Available-for-sale:				
Japanese equity securities	¥ 464,290	¥389,036	¥13,464	839,860
Japanese debt securities	1,765,063	364	70,966	1,694,460
Other	808,099	26,138	18,981	815,256
Held-to-maturity	286,726	15	4,338	282,404

March 31, 2007	Thousands of U.S. dollars			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Trading				$ 346,104
Available-for-sale:				
Japanese equity securities	$ 4,384,460	$ 3,839,630	$ 26,693	8,197,397
Japanese debt securities	12,181,904	694	463,521	11,719,077
Other	7,744,934	106,014	120,865	7,730,083
Held-to-maturity	5,895,077	6,712	15,954	5,885,835

Note: Values in the consolidated balance sheets reflect fair market values calculated by using the average market prices during the final month of the fiscal year for Japanese stocks and securities investment trusts, and by using the market prices at the end of the fiscal year for securities other than Japanese stocks and securities investment trusts.

Available-for-sale securities whose fair value was not readily determinable as of March 31, 2007 and 2006, were mainly as follows:

	Carrying amount		
	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Available-for-sale:			
Unlisted Japanese stocks	¥ 93,878	¥107,490	$ 795,111
Unlisted corporate bonds	299,259	—	2,534,597
Unlisted foreign securities	5,288	6,325	44,789
Subscription certificates	35,511	63,750	300,769
Total	¥433,938	¥177,566	$3,675,267

Proceeds from sales of available-for-sale securities for the fiscal years ended March 31, 2007 and 2006, were ¥782,475 million ($6,627,219 thousand) and ¥1,318,881 million, respectively. Gross realized gains and losses on these sales, computed on the moving-average basis, were ¥29,046 million ($246,008 thousand) and ¥1,302 million ($11,032 thousand), respectively, for the fiscal year ended March 31, 2007, and ¥41,220 million and ¥8,991 million, respectively, for the fiscal year ended March 31, 2006.

The carrying values of securities classified as available-for-sale and held-to-maturity by contractual maturities as of March 31, 2007 and 2006, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Due within one year	¥ 70,640	¥ 322,154	$ 598,295
Due after one year through five years	1,520,466	850,550	12,877,671
Due after five years through ten years	764,978	1,031,574	6,479,022
Due after ten years	669,847	550,502	5,673,306
Total	¥3,025,932	¥2,754,782	$25,628,295

Securities in unconsolidated subsidiaries and associated companies totaled ¥102,705 million ($869,870 thousand) and ¥719 million as of March 31, 2007 and 2006, respectively.

5. Money Held in Trust

The carrying amounts and aggregate fair values of money held in trust as of March 31, 2007 and 2006, were as follows:

March 31, 2007	Millions of yen		
	Cost	Unrealized gains	Fair value
Money held in trust classified as:			
Available-for-sale	¥1,673	¥1,037	¥2,710

March 31, 2006	Millions of yen		
	Cost	Unrealized gains	Fair value
Money held in trust classified as:			
Trading			¥1,798
Available-for-sale	¥3,811	¥2,041	5,852

March 31, 2007	Thousands of U.S. dollars		
	Cost	Unrealized gains	Fair value
Money held in trust classified as:			
Available-for-sale	$14,173	$8,785	$22,958

6. Loans and Bills Discounted

Loans and bills discounted as of March 31, 2007 and 2006, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Bills discounted	¥ 9,551	¥ 11,510	$ 80,892
Loans on notes	778,536	602,195	6,593,851
Loans on deeds	5,869,674	6,009,859	49,713,517
Overdrafts	719,600	678,523	6,094,693
Total	¥7,377,362	¥7,302,088	$62,482,955

Loans to Borrowers in Bankruptcy and Non-Accrual Loans

Loans to borrowers in bankruptcy are included in loans and bills discounted, and totaled ¥7,683 million ($65,079 thousand) and ¥11,200 million as of March 31, 2007 and 2006 respectively.

Loans are generally placed on non-accrual status when substantial doubt is judged to exist as to the ultimate collectibility of either principal or interest.

Loans to borrowers in bankruptcy represent non-accruing loans, after the partial write-off of claims deemed uncollectible, to debtors who are legally bankrupt as defined in Article 96, Paragraph 1, Subparagraphs 3 and 4 of Enforcement Ordinance for the Corporation Tax Law.

Non-accrual loans are included in loans and bills discounted, and totaled ¥41,877 million ($354,682 thousand) and ¥59,708 million as of March 31, 2007 and 2006, respectively.

Non-accrual loans are non-accruing loans other than loans to borrowers in bankruptcy and loans for which interest payment is deferred in order to assist the debtor's financial recovery from financial difficulties.

Loans Past Due Three Months or More
Loans past due three months or more are included in loans and bills discounted, and totaled ¥164 million ($1,389 thousand) and ¥87 million as of March 31, 2007 and 2006, respectively. Loans classified as loans to borrowers in bankruptcy or non-accrual loans are excluded.

Restructured Loans
Restructured loans are included in loans and bills discounted, and totaled ¥70,601 million ($597,962 thousand) and ¥67,197 million as of March 31, 2007 and 2006, respectively. Such restructured loans are loans on which Chuo Mitsui and major consolidated subsidiaries granted concessions (for example, reduction of the face amount or maturity amount of the debt or accrued interest) to debtors in financial difficulties to assist them in their financial recovery and eventually enable them to pay their creditors. Loans classified as loans to borrowers in bankruptcy or non-accrual loans or loans past due three months or more are excluded.

Loans to borrowers in bankruptcy and non-accrual loans, loans past due three months or more and restructured loans totaled ¥120,326 million ($1,019,114 thousand) and ¥138,194 million as of March 31, 2007 and 2006, respectively. These claims are those before deduction of the allowance for possible loan losses.

Bills discounted are accounted for as secured lending transactions in conformity with the Industry Audit Committee Report No. 24 "Treatment of Accounting and Auditing Concerning Accounting for Financial Products in the Banking Industry" issued by the JICPA on February 13, 2002. Bills discounted by Chuo Mitsui are permitted to be sold or pledged.

7. *Foreign Exchanges*

Foreign exchanges as of March 31, 2007 and 2006, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Assets:			
Due from foreign banks	**¥ 940**	¥37,598	**$ 7,961**
Total	**¥ 940**	¥37,598	**$ 7,961**
Liabilities:			
Due to foreign banks	**¥ 28**	¥ 41	**$ 243**
Other	**20**	6	**169**
Total	**¥ 48**	¥ 47	**$ 412**

8. *Other Assets*

Other assets as of March 31, 2007 and 2006, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Prepaid expenses	**¥ 1,279**	¥ 2,812	**$ 10,837**
Accrued income	**37,735**	36,659	**319,600**
Prepaid pension expenses	**96,390**	88,445	**816,381**
Receivables for securities transactions	**373**	34,268	**3,165**
Financial derivatives	**13,771**	20,740	**116,638**
Financial stabilization fund contribution	**82,061**	82,061	**695,019**
Other	**78,362**	122,619	**663,694**
Total	**¥309,973**	¥387,606	**$2,625,339**

9. *Premises and Equipment*

Premises and equipment as of March 31, 2007 and 2006, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Land	**¥ 83,116**	¥ 83,123	**$ 703,960**
Buildings	**43,010**	44,976	**364,276**
Equipment	**8,642**	9,427	**73,196**
Other	**68,286**	69,219	**578,354**
Total	**¥203,055**	¥206,747	**$1,719,788**

Accumulated depreciation amounted to ¥218,570 million ($1,851,190 thousand) and ¥215,726 million as of March 31, 2007 and 2006, respectively.

10. Intangible Fixed Assets

Intangible fixed assets as of March 31, 2007 and 2006, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Software	¥22,041	¥21,750	$186,685
Goodwill	8,819	8,964	74,696
Other	10,317	13,138	87,382
Total	¥41,178	¥43,853	$348,764

11. Collateral

The carrying amounts of assets pledged as collateral and the related collateralized debt as of March 31, 2007 and 2006, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Securities	¥1,763,501	¥1,162,020	$14,936,065
Loans	68,879	330,010	583,375
Other assets	149	213	1,262
Total	¥1,832,529	¥1,492,244	$15,520,703
Deposits	¥ 1,180	¥ 3,682	$ 9,996
Call money and bills sold	44,000	100,000	372,660
Payables under repurchase agreements	114,467	38,307	969,484
Payables under securities lending transactions	1,062,543	840,412	8,999,270
Borrowed money	236,569	12,631	2,003,633
Total	¥1,458,760	¥ 995,033	$12,355,045

In addition, securities pledged as collateral for exchange settlements, for derivative transactions and for certain other purposes as of March 31, 2007 and 2006 were ¥232,168 million ($1,966,361 thousand) and ¥251,842 million, respectively.

Also, the following assets were pledged or deposited as of March 31, 2007 and 2006.

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Securities deposits (included in other assets)	¥8,784	¥12,092	$74,401
Deposits for futures transactions (included in other assets)	8	157	74
Total	¥8,793	¥12,249	$74,476

12. Customers' Liabilities for Acceptances and Guarantees

All contingent liabilities arising from acceptances and guarantees are reflected in acceptances and guarantees. As a contra account, customers' liabilities for acceptances and guarantees are shown as assets in the consolidated balance sheets representing Chuo Mitsui's right of indemnity from the applicant.

Prior to April 1, 2006, acceptances and guarantees for privately offered Japanese corporate bonds were presented by the above method. However, in accordance with amendments on the Enforcement Regulations of the Banking Law effective April 1, 2006, acceptances and guarantees are offset with customers' liabilities for acceptances and guarantees for privately offered Japanese corporate bonds. The amount of acceptances and guarantees for privately offered Japanese corporate bonds was ¥200,702 million ($1,699,863 thousand) as of March 31, 2007.

13. Deposits

Deposits as of March 31, 2007 and 2006, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Current deposits	¥ 94,087	¥ 148,555	$ 796,877
Ordinary deposits	1,250,522	1,441,955	10,591,366
Deposits at notice	10,668	15,341	90,354
Time deposits	6,696,554	6,677,087	56,716,813
Negotiable certificates of deposit	416,050	457,760	3,523,757
Other	96,135	98,844	814,220
Total	¥8,564,017	¥8,839,544	$72,533,389

14. Borrowed Money

Borrowed money as of March 31, 2007 and 2006, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Borrowed money	¥260,735	¥ 28,445	$2,208,313
Subordinated borrowings	107,500	112,000	910,476
Perpetual subordinated borrowings	25,000	25,000	211,738
Total	¥393,235	¥165,445	$3,330,529

The weighted-average rates calculated from the interest rates and the balances as of March 31, 2007 and 2006, were 1.43% and 2.62%, respectively.

Annual maturities of borrowed money as of March 31, 2007, for the next five years were as follows:

Fiscal year ending March 31	Millions of yen	Thousands of U.S. dollars
2008	¥243,171	$2,059,553
2009	42,974	363,974
2010	4,338	36,744
2011	2,459	20,828
2012	2,439	20,665
Total	¥295,383	$2,501,765

15. Subordinated Bonds and Subordinated Convertible Bonds

Subordinated bonds and subordinated convertible bonds as of March 31, 2007 and 2006, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Issuer: Chuo Mitsui,			
Unsecured perpetual subordinated bonds, 2.54% (2.78% in 2006)	**¥ 16,100**	¥ 16,100	**$ 136,359**
0.5% Japanese yen subordinated convertible bonds due 2007, issued to Mitsui Trust Holdings	**47**	120	**406**
2.03% unsecured subordinated bonds due 2015	**40,000**	40,000	**338,782**
1.27% unsecured subordinated callable bonds due 2015	**30,000**	30,000	**254,086**
5.506% USD unsecured perpetual subordinated notes	**100,359**	99,849	**850,000**
2.06% unsecured perpetual subordinated bonds	**5,000**	5,000	**42,347**
Issuer: MTI Capital (Cayman) Ltd., 0.5% Japanese yen subordinated convertible bonds due 2007	**47**	120	**406**
Issuer: MTI Finance (Cayman) Ltd., Subordinated bonds, 5.34% to 5.36% (1.21% to 6.36% in 2006), due 2007	**3,660**	20,641	**31,000**
Total	**¥195,214**	¥211,831	**$1,653,382**

Annual maturities of bonds as of March 31, 2007, for the next five years were as follows:

Fiscal year ending March 31	Millions of yen	Thousands of U.S. dollars
2008	¥3,755	$31,810
2009	—	—
2010	—	—
2011	—	—
2012	—	—
Total	¥3,755	$31,810

The aforementioned convertible bonds are convertible into common stock of Chuo Mitsui or Mitsui Trust Holdings at the conversion prices set forth below, subject to adjustment under certain circumstances.

The conversion price per share was as follows:

March 31, 2007	Conversion price per share
Issuer: Chuo Mitsui,	
0.5% Japanese yen subordinated convertible bonds due 2007	**¥1,100**
Issuer: MTI Capital (Cayman) Ltd.,	
0.5% Japanese yen subordinated convertible bonds due 2007	**¥1,100**

16. Other Liabilities

Other liabilities as of March 31, 2007 and 2006, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Accrued expenses	**¥ 38,650**	¥ 29,604	**$ 327,348**
Unearned income	**2,508**	2,307	**21,241**
Financial derivatives	**25,801**	47,219	**218,525**
Income taxes payable	**7,914**	3,453	**67,030**
Other	**47,387**	57,394	**401,353**
Total	**¥122,261**	¥139,978	**$1,035,499**

17. Retirement and Pension Plans

Employees who terminated their services with Chuo Mitsui or certain domestic consolidated subsidiaries are, under most circumstances, entitled to retirement and pension benefits determined by reference to basic rates of pay at the time of termination, length of service and conditions under which the termination occurs. If the termination is involuntary, caused by retirement at the mandatory retirement age or caused by death, the employee is entitled to greater payment than in the case of voluntary termination.

Chuo Mitsui has defined benefit plans (employee pension fund plans and tax qualified pension plans) and lump-sum severance indemnity plans. Certain domestic consolidated subsidiaries have lump-sum severance indemnity plans and integrated contributory pension plans.

Chuo Mitsui contributed certain available-for-sale securities with a fair value to the employee retirement benefit trust for their pension plans. The securities held in this trust are qualified as plan assets.

The funded status for employees' retirement benefits as of March 31, 2007 and 2006, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Projected benefit obligation	¥(148,693)	¥(148,252)	$(1,259,368)
Fair value of plan assets	239,810	261,174	2,031,087
Unrecognized prior service cost	—	(786)	—
Unrecognized actuarial loss (gain)	3,798	(25,027)	32,168
Net amount accrued on the consolidated balance sheets	94,915	87,108	803,887
Prepaid pension expenses (included in other assets)	96,390	88,445	816,381
Reserve for retirement benefits	¥ (1,475)	¥ (1,336)	$ (12,493)

The components of net periodic benefit costs for the fiscal years ended March 31, 2007 and 2006, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Service cost	¥ 3,045	¥ 2,599	$ 25,795
Interest cost	2,798	2,840	23,702
Expected return on plan assets	(20,978)	(15,279)	(177,678)
Amortization of prior service cost	(786)	(786)	(6,657)
Recognized acturial loss	605	5,707	5,125
Other	980	1,750	8,301
Net periodic benefit costs (income)	¥(14,335)	¥ (3,167)	$(121,411)

Assumptions used for the fiscal years ended March 31, 2007 and 2006, were as follows:

	2007	2006
Discount rate	1.9%	1.9%
Expected rate of return on plan assets	8.0%	7.5%
Method of attributing the projected benefits to periods of services	Mainly point basis	Mainly point basis
Amortization period of prior service cost	5 years	5 years
Recognition period of actuarial loss	9 years	9 years

18. Commitments and Contingent Liabilities

a. Chuo Mitsui and certain consolidated subsidiaries issue commitments to extend credit and establish credit lines for overdrafts by making agreements to meet the financing needs of their customers. The total balance of unused commitment lines as of March 31, 2007 and 2006, was ¥2,252,130 million ($19,074,533 thousand) and ¥2,023,526 million, respectively, of which commitment lines whose maturities are less than one year were ¥2,107,241 million ($17,847,391 thousand) and ¥1,902,077 million, respectively.

Many of these commitment lines expire without being drawn. As such, the total balance of unused commitment lines does not necessarily impact on future cash flows of Chuo Mitsui and certain consolidated subsidiaries. Furthermore, many commitment lines contain provisions that allow Chuo Mitsui and certain consolidated subsidiaries to refuse to advance funds to the customers or reduce the contract amount of the commitment lines under certain conditions.

Chuo Mitsui and certain consolidated subsidiaries may also request customers to provide collateral, if necessary, such as real estate or securities on the execution date of the contract. After the execution date, Chuo Mitsui and certain consolidated subsidiaries periodically monitor the customers' credit-worthiness over the term of the contracts in accordance with internal policies, and take measures to manage the credit exposures such as by revising the terms of the contracts, if necessary.

b. Under certain trust agreements, repayments of the principal of the customers' trust assets are guaranteed by Chuo Mitsui. Regarding guaranteed trusts, Chuo Mitsui guaranteed the principal amount of ¥1,184,681 million ($10,033,724 thousand) and ¥1,348,871 million for certain money trusts as of March 31, 2007 and 2006, respectively, and ¥1,065,084 million ($9,020,788 thousand) and ¥1,308,176 million for loan trusts as of March 31, 2007 and 2006, respectively.

19. Equity

(a) Dividends

On and after May 1, 2006, Japanese banks are subject to a new company law of Japan (the "Company Law") and the Banking Law of Japan. The Company Law reformed and replaced the Commercial Code of Japan (the "Code") with various revisions that are, for the most part, applicable to events or transactions which occur on or after May 1, 2006 and for the fiscal years ending on or after May 1, 2006. The significant changes in the Company Law that affect financial and accounting matters are summarized below:

Under the Company Law, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. For companies that meet certain criteria such as: (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind) at any time during fiscal year if the company has prescribed so in its articles of incorporation. However, Chuo Mitsui cannot do so because it does not meet all the above criteria.

The Company Law permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to a

certain limitation and additional requirements. Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. The Company Law provides certain limitations on the amounts available for dividends or the purchase of treasury stock.

(b) Increases/decreases and transfer of capital stock, reserve and surplus

The Banking Law of Japan requires that an amount equal to 20% of dividends must be appropriated as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of aggregate amount of legal reserve and additional paid-in capital equals 100% of the capital stock. The Company Law also provides that capital stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

(c) Treasury stock and treasury stock acquisition rights

The Company Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by specific formula.

Under the Company Law, stock acquisition rights, which were previously presented as a liability, are now presented as a separate component of equity.

The Company Law also provides that companies can purchase both treasury stock acquisition rights and treasury stock. Such treasury stock acquisition rights are presented as a separate component of equity or deducted directly from stock acquisition rights.

20. Common Stock and Preferred Stock

Common stock and preferred stock as of March 31, 2007, consisted of the following:

	Number of shares (Thousands)		Per share (Yen)
Class of stock	Authorized	Issued	Fiscal year-end cash dividend
Common stock	3,911,104	1,336,567	¥ 7.88
Class I convertible preferred stock:			
First series		—	—
Second series		93,750	14.40
Third series		156,406	20.00
Total	382,941	250,156	

Note: A resolution was passed by the general meeting of shareholders held on June 28, 2007 amending the articles of incorporation to eliminate all references to class I preferred stock.

Chuo Mitsui issued non-voting, non-cumulative and non-participating preferred stock to Mitsui Trust Holdings. This preferred stock is convertible into common stock at the specific convertible price. The preferred shareholder shall be entitled, in priority to any payment of dividends on or in respect of any other class of share, to the specific annual dividend.

Preferred shareholders receive liquidation at ¥1,600 per share and do not have the right to participate in any further liquidation distribution.

The preferred stock is convertible for a fixed period of time at the option of the shareholder. Unless previously converted by the preferred shareholder, all outstanding preferred shares will be mandatorily exchanged for fully paid shares of common stock on a specific day, at the number of common shares calculated by the market price per share on the day, following each conversion date.

Issue terms of each preferred stock are as follows:

	Class I preferred stock	
	Second series	Third series
Annual dividend	¥14.40	¥20.00
Convertible due	July 31, 2009	July 31, 2009
Convertible price	¥552.00	¥552.00

21. Other Interest Income

Other interest income for the fiscal years ended March 31, 2007 and 2006, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Interest on due from banks	**¥1,876**	¥ 887	**$15,896**
Interest on interest rate swaps	**1,165**	5,524	**9,873**
Interest on monetary claims bought	**1,569**	1,696	**13,295**
Other	**434**	56	**3,683**
Total	**¥5,047**	¥8,164	**$42,749**

22. Trust Fees

Chuo Mitsui receives fees for controlling and managing trust properties held under trust agreements between it and its clients.

23. Other Operating Income

Other operating income for the fiscal years ended March 31, 2007 and 2006, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Gain on foreign exchange	¥ 890	¥ —	$ 7,539
Gains on sales and redemption of bonds	4,154	4,086	35,185
Gains on sales of loans	—	16,285	—
Other	1,446	2,202	12,255
Total	¥6,491	¥22,574	$54,980

24. Other Income

Other income for the fiscal years ended March 31, 2007 and 2006, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Gains on sales of stocks and other securities	¥24,728	¥42,053	$209,439
Gains on money held in trust	286	1,150	2,426
Lease-related income	29,673	30,871	251,319
Gains on return of securities from employee retirement benefit trust	15,814	—	133,945
Other	17,724	18,316	150,121
Total	¥88,228	¥92,392	$747,252

25. Other Interest Expenses

Other interest expenses for the fiscal years ended March 31, 2007 and 2006, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Interest on subordinated bonds	¥ 8,168	¥ 8,027	$ 69,180
Interest on subordinated convertible bonds	0	1	6
Interest on payables under repurchase agreements and payables under securities lending transactions	13,447	10,310	113,893
Other	4,984	4,135	42,219
Total	¥26,601	¥22,475	$225,300

26. Other Operating Expenses

Other operating expenses for the fiscal years ended March 31, 2007 and 2006, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Losses on foreign exchange	¥ —	¥ 984	$ —
Losses on sales and redemption of bonds	4,464	9,653	37,813
Losses on derivatives	—	6,626	—
Other	1,382	2,311	11,706
Total	¥5,846	¥19,576	$49,519

27. Other Expenses

Other expenses for the fiscal years ended March 31, 2007 and 2006, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Net provision of allowance for possible loan losses	¥20,355	¥ 15,264	$172,398
Losses on sales of loans	1,888	14,651	15,993
Write-off of loans	7,228	28,132	61,221
Losses on sales of stocks and other securities	2,393	8,036	20,274
Losses on devaluation of stocks and other securities	6,333	5,584	53,643
Losses on money held in trust	0	384	2
Lease-related expenses	27,594	28,586	233,708
Provision for possible losses related to land trust	395	9,539	3,349
Losses on disposal of premises and equipment	523	1,242	4,433
Losses on impairment of fixed assets	—	540	—
Other	16,104	20,891	136,395
Total	¥82,816	¥132,853	$701,421

28. Income Taxes

Chuo Mitsui and its domestic consolidated subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 40.63% for the fiscal years ended March 31, 2007 and 2006.

The tax effects of significant temporary differences and loss carryforwards, which resulted in deferred tax assets and liabilities as of March 31, 2007 and 2006, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Deferred tax assets:			
Allowance for possible loan losses	**¥ 20,708**	¥ 33,044	**$ 175,395**
Tax loss carryforwards	**171,766**	206,598	**1,454,785**
Securities	**30,779**	27,843	**260,691**
Reserve for retirement benefits	**1,475**	10,317	**12,496**
Other	**45,674**	43,068	**386,846**
Valuation allowance	**(54,365)**	(75,077)	**(460,454)**
Total deferred tax assets	**216,039**	245,793	**1,829,760**
Deferred tax liabilities:			
Net unrealized gains on available-for-sale securities	**(139,661)**	(100,366)	**(1,182,872)**
Other	**(20,265)**	(13,764)	**(171,642)**
Total deferred tax liabilities	**(159,927)**	(114,131)	**(1,354,515)**
Net deferred tax assets	**¥ 56,112**	¥ 131,662	**$ 475,244**

A reconciliation between the normal effective statutory tax rate and the actual effective tax rates reflected in the accompanying consolidated statements of income for the fiscal years ended March 31, 2007 and 2006, was as follows:

	2007	2006
Normal effective statutory tax rate	**40.63%**	40.63%
Valuation allowance	**(8.86)**	(36.34)
Other, net	**0.90**	0.50
Actual effective tax rate	**32.67%**	4.79%

29. Leases

Lessee

Total lease payments under finance lease arrangements that do not transfer ownership of the leased property to the lessee were ¥20 million ($170 thousand) and ¥69 million for the fiscal years ended March 31, 2007 and 2006, respectively.

Pro forma information on leased property such as acquisition cost and accumulated depreciation and obligations under finance leases as of March 31, 2007 and 2006, and the related depreciation expense and interest expense under finance leases for the fiscal years ended March 31, 2007 and 2006, on an "as if capitalized" basis were as follows:

	Millions of yen		
	2007		
	Equipment	Other	Total
Acquisition cost	**¥56**	**¥—**	**¥56**
Accumulated depreciation	**26**	**—**	**26**
Net leased property	**¥29**	**¥—**	**¥29**

	Millions of yen		
	2006		
	Equipment	Other	Total
Acquisition cost	¥110	¥23	¥133
Accumulated depreciation	71	23	95
Net leased property	¥ 38	¥ 0	¥ 38

	Thousands of U.S. dollars		
	2007		
	Equipment	Other	Total
Acquisition cost	**$481**	**$—**	**$481**
Accumulated depreciation	**228**	**—**	**228**
Net leased property	**$252**	**$—**	**$252**

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Obligations under finance leases:			
Due within one year	**¥10**	¥16	**$ 92**
Due after one year	**19**	22	**161**
Total	**¥29**	¥39	**$253**

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Depreciation expense	**¥18**	¥66	**$153**
Interest expense	**0**	1	**5**
Total	**¥18**	¥67	**$159**

Depreciation expense and interest expense, which were not reflected in the accompanying consolidated statements of income, were computed by the straight-line method and the interest method, respectively.

The minimum rental commitments under noncancellable operating leases as of March 31, 2007 and 2006, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Due within one year	**¥10**	¥ 8	**$ 84**
Due after one year	**14**	9	**124**
Total	**¥24**	¥17	**$209**

Lessor

Total leases receipts under finance lease arrangements that do not transfer ownership of the leased property to the lessee were ¥27,913 million ($236,413 thousand) and ¥28,572 million for the fiscal years ended March 31, 2007 and 2006, respectively.

Information on leased property that does not transfer ownership of the leased property to the lessee as of March 31, 2007 and 2006, was as follows:

	Millions of yen		
	2007		
	Equipment	Other	Total
Acquisition cost	¥128,335	¥13,002	¥141,338
Accumulated depreciation	59,999	6,452	66,452
Accumulated impairment losses	29	—	29
Net leased property	¥ 68,306	¥ 6,549	¥ 74,856

	Millions of yen		
	2006		
	Equipment	Other	Total
Acquisition cost	¥133,125	¥13,009	¥146,135
Accumulated depreciation	64,463	5,895	70,358
Accumulated impairment losses	146	5	152
Net leased property	¥ 68,516	¥ 7,108	¥ 75,625

	Thousands of U.S. dollars		
	2007		
	Equipment	Other	Total
Acquisition cost	$1,086,942	$110,127	$1,197,070
Accumulated depreciation	508,168	54,652	562,820
Accumulated impairment losses	249	—	249
Net leased property	$ 578,523	$ 55,475	$ 633,999

Receivables under finance leases as of March 31, 2007 and 2006, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Due within one year	¥23,292	¥23,587	$197,277
Due after one year	48,538	49,576	411,099
Total	¥71,831	¥73,164	$608,377

Depreciation expense and interest income under finance leases for the fiscal years ended March 31, 2007 and 2006, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Depreciation expense	¥25,798	¥26,224	$218,501
Interest income	1,501	1,583	12,717
Total	¥27,300	¥27,808	$231,218

Interest income, which is not reflected in the accompanying consolidated statements of income, was computed by the interest method.

The minimum rental commitments under noncancellable operating leases as of March 31, 2007 and 2006, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Due within one year	¥114	¥18	$ 971
Due after one year	203	45	1,719
Total	¥317	¥64	$2,691

30. Derivatives Information

Derivative Transactions

a. Instruments

The primary derivative transactions undertaken by Chuo Mitsui are listed below.

Interest rate derivatives: interest futures, interest rate future options, interest rate swaps, caps, floors, swaptions

Currency derivatives: foreign exchange contracts, currency swaps, currency options

Stock derivatives: stock index futures, stock index options, equity swaps, stock forward transactions

Bond derivatives: bond futures, bond future options, over-the-counter bond options

Other: credit derivatives

b. Purposes and Policies for Derivative Transactions

Chuo Mitsui employs derivative transactions as a vital tool to meet the increasingly sophisticated and diversified financial needs of clients, to keep the market risk exposure on its own assets and liabilities to a level commensurate with its risk management capacity and to seek to capture gains primarily through price fluctuations. Derivative transactions involve various risks, including market risk, which arises through changing interest rates and price fluctuations. Chuo Mitsui must be aware of the characteristics and volume of such risk and enforce strict risk management processes to hedge the risks inherent in derivative transactions.

c. Contents of Risks for Derivative Transactions

(1) Market Risk

Market risk is the potential for loss caused by fluctuations in the fair value of financial products or portfolios, owing to changes in market volatility on the market prices of traded products, such as interest rates, foreign exchange rates and marketable securities. Chuo Mitsui measures risk volume through such means as basis point value ("BPV")* and value at risk ("VaR")**.

* BPV shows the change in fair value of transactions when interest rates change by one basis point (0.01%).

** VaR is a method to statistically gauge the maximum portfolio loss at a certain probability during a given holding period, thereby facilitating standardized measurement of risk across different products, including interest rates, foreign exchange rates and bonds.

(2) Credit Risk
Credit risk is the possibility of reduction or complete elimination of fair value on transactions, owing to such adverse developments as the worsening financial position of a borrower. In the case of derivative transactions, credit risk is not the loss of the assumed principal but the cost, or reconstruction cost, extended to conclude an agreement with a third party having cash flow equivalent to the amount at the time the original counterparty defaulted.

Chuo Mitsui's credit equivalent, determined on a consolidated basis according to Bank for International Settlements (BIS) capital adequacy standards, comprises latent credit exposure plus reconstruction costs.

d. Risk Management System for Derivative Transactions
In accordance with the Rules for Risk Management Mitsui Trust Holdings has established for Mitsui Trust Financial Group, Chuo Mitsui assumes risk only within strategic objectives and risk-hedging capabilities, based on suitable risk management, and adheres to a basic risk management policy to secure appropriate returns on investment.

With regard to market risk, Chuo Mitsui maintains a basic policy through its Rules for Market Risk Management and follows Regulations for Market Risk Management to reinforce and control accurate hedging techniques and risk. A cross-check structure has been established whereby the divisions that execute transactions are clearly separate from the divisions that process the transactions, and overall management of market risk is consolidated under the Corporate Risk Management Department, which is independent of both the front and back offices and pinpoints the status of activities undertaken by both office categories.

This department identifies and analyzes groupwide risk, tracks compliance of risk limits and reports to the director in charge on a daily basis and to the Executive Committee on a monthly basis.

With regard to hedge transactions, Chuo Mitsui has prepared Rules for Hedge Transactions to maintain suitable control of hedge transactions.

For credit risk, Chuo Mitsui follows its Rules for Credit Risk Management, which provide direction for regulating credit risk on loans, fund transactions, derivative transactions and other credit-related risks, and works to forge a stronger credit risk management structure.

Credit lines for derivative and other transactions are established through strict procedures, in accordance with trading standards provided separately. The compliance status of such credit lines and other conditions are appropriately monitored.

Fair Value of Transactions

The following transactions are stated at fair value and unrealized gains (losses) are reflected in the consolidated statements of income. Transactions which qualify for hedge accounting are excluded from the following table.

Interest rate transactions

	Millions of yen			
	2007			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Listed:				
Interest rate futures contracts:				
Selling	**¥ 9,920**	**¥ —**	**¥ (11)**	**¥ (11)**
Over-the-counter:				
Interest rate swaps:				
Fixed rate receipt, floating rate payment	**4,828,250**	**3,961,747**	**11,066**	**11,066**
Floating rate receipt, fixed rate payment	**4,774,173**	**3,782,728**	**(5,662)**	**(5,662)**
Floating rate receipt, floating rate payment	**32,200**	**32,200**	**3,290**	**3,290**
Interest rate swaptions:				
Selling	**234,200**	**42,750**	**(1,369)**	**2,150**
Buying	**194,858**	**28,065**	**1,456**	**77**
Others:				
Selling	**65,985**	**63,082**	**(68)**	**335**
Buying	**59,721**	**57,481**	**61**	**(132)**
Total			**¥ 8,763**	**¥ 11,115**

	Millions of yen			
	2006			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Listed:				
Interest rate futures contracts:				
Selling	¥ 6,013	¥ —	¥ 8	¥ 8
Over-the-counter:				
Interest rate swaps:				
Fixed rate receipt, floating rate payment	4,299,723	3,249,261	(15,138)	(15,138)
Floating rate receipt, fixed rate payment	4,232,858	3,152,556	22,628	22,628
Floating rate receipt, floating rate payment	32,200	32,200	3,414	3,414
Caps:				
Selling	32,223	29,223	(80)	183
Buying	21,352	21,352	62	2
Others:				
Selling	112,050	64,850	(1,031)	46
Buying	34,554	22,272	815	340
Total			¥ 10,679	¥ 11,486

	Thousands of U.S. dollars			
	2007			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Listed:				
Interest rate futures contracts:				
Selling	$ 84,022	$ —	$ (93)	$ (93)
Over-the-counter:				
Interest rate swaps:				
Fixed rate receipt, floating rate payment	40,893,122	33,554,229	93,728	93,728
Floating rate receipt, fixed rate payment	40,435,110	32,038,018	(47,958)	(47,958)
Floating rate receipt, floating rate payment	272,719	272,719	27,871	27,871
Interest rate swaptions:				
Selling	1,983,569	362,073	(11,601)	18,212
Buying	1,650,362	237,697	12,336	654
Others:				
Selling	558,864	534,284	(580)	2,845
Buying	505,815	486,843	520	(1,121)
Total			$ 74,222	$ 94,140

Note: Fair value of listed transactions is calculated according to closing market prices on the Tokyo International Financial Futures Exchange and other exchanges. Fair value of over-the-counter transactions is calculated according to discounted present value, the option pricing model and other valuation techniques.

Currency transactions

	Millions of yen			
	2007			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Over-the-counter:				
Currency rate swaps	¥ 5,903	¥5,903	¥ 38	¥ 38
Foreign exchange contracts:				
Selling	1,548,332	—	(2,722)	(2,722)
Buying	1,748,664	—	1,376	1,376
Currency options:				
Selling	4,722	—	(43)	3
Buying	4,722	—	43	(11)
Total			¥(1,308)	¥(1,317)

	Millions of yen			
	2006			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Over-the-counter:				
Currency rate swaps	¥ 50,512	¥3,524	¥ (163)	¥ (163)
Foreign exchange contracts:				
Selling	1,392,408	—	(17,947)	(17,947)
Buying	1,541,241	—	18,776	18,776
Currency options:				
Selling	33,361	—	(94)	101
Buying	42,876	—	323	(158)
Total			¥ 894	¥ 608

	Thousands of U.S. dollars			
	2007			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Over-the-counter:				
Currency rate swaps	$ 50,000	$50,000	$ 325	$ 325
Foreign exchange contracts:				
Selling	13,113,682	—	(23,062)	(23,062)
Buying	14,810,405	—	11,656	11,656
Currency options:				
Selling	40,000	—	(370)	25
Buying	40,000	—	370	(100)
Total			$(11,081)	$(11,155)

Note: Fair value is calculated according to discounted present value, the option pricing model and other valuation techniques.

Stock transactions

There was no contract or notional amount of stock transactions as of March 31, 2007.

	Millions of yen			
	2006			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Listed:				
Stock index futures:				
Selling	¥1,646	¥—	¥(56)	¥(56)

Note: Fair value is calculated according to closing market prices on the stock exchanges, such as the Tokyo Stock Exchange.

Bond transactions

	Millions of yen			
	2007			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Listed:				
Bond futures:				
Selling	**¥1,466**	**¥—**	**¥3**	**¥3**

	Millions of yen			
	2006			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Listed:				
Bond futures:				
Selling	¥16,332	¥—	¥ (37)	¥ (37)
Buying	13,413	—	(67)	(67)
Total			¥(104)	¥(104)

	Thousands of U.S. dollars			
	2007			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Listed:				
Bond futures:				
Selling	**$12,422**	**$—**	**$28**	**$28**

Note: Fair value is calculated according to closing market prices on the stock exchanges, such as the Tokyo Stock Exchange.

Credit derivative transactions

	Millions of yen			
	2007			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Over-the-counter:				
Credit default swaps:				
Selling	**¥1,000**	**¥—**	**¥2**	**¥2**

	Millions of yen			
	2006			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Over-the-counter:				
Credit default swaps:				
Selling	¥71,000	¥1,000	¥535	¥535

	Thousands of U.S. dollars			
	2007			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Over-the-counter:				
Credit default swaps:				
Selling	**$8,469**	**$—**	**$23**	**$23**

Notes: 1. Fair value is calculated according to discounted present value.
2. "Selling" refers to acceptance transactions on credit risk.

31. Segment Information

Information about business segments, geographic segments and ordinary income from international operations for the fiscal years ended March 31, 2007 and 2006, was as follows:

(1) Business Segment Information

	Millions of yen			
	2007			
	Trust and banking business	Other finance-related operations	Eliminations/ corporate	Consolidated
Ordinary income:				
External customers	**¥ 339,116**	**¥ 60,570**	**¥ —**	**¥ 399,686**
Intersegment	**12,164**	**6,713**	**(18,878)**	**—**
Total ordinary income	**351,281**	**67,283**	**(18,878)**	**399,686**
Ordinary expenses	**219,088**	**57,504**	**(10,550)**	**266,042**
Ordinary profit	**¥ 132,192**	**¥ 9,779**	**¥ (8,327)**	**¥ 133,644**
Assets, depreciation and capital expenditures:				
Total assets	**¥13,817,233**	**¥161,853**	**¥(103,118)**	**¥13,875,967**
Depreciation	**13,152**	**27,016**	**—**	**40,168**
Capital expenditures	**17,339**	**28,008**	**—**	**45,347**

	Millions of yen			
	2006			
	Trust and banking business	Other finance-related operations	Eliminations/ corporate	Consolidated
Ordinary income:				
External customers	¥ 380,255	¥ 57,147	¥ —	¥ 437,402
Intersegment	9,626	2,100	(11,727)	—
Total ordinary income	389,881	59,248	(11,727)	437,402
Ordinary expenses	277,524	51,848	(8,414)	320,957
Ordinary profit	¥ 112,357	¥ 7,400	¥ (3,312)	¥ 116,445
Assets, depreciation and capital expenditures:				
Total assets	¥13,561,966	¥201,518	¥(134,224)	¥13,629,260
Depreciation	15,929	28,086		44,016
Capital expenditures	13,880	34,676		48,556

	Thousands of U.S. dollars			
	2007			
	Trust and banking business	Other finance-related operations	Eliminations/ corporate	Consolidated
Ordinary income:				
External customers	$ 2,872,165	$ 513,002	$ —	$ 3,385,168
Intersegment	103,027	56,861	(159,888)	—
Total ordinary income	2,975,192	569,863	(159,888)	3,385,168
Ordinary expenses	1,855,583	487,035	(89,359)	2,253,259
Ordinary profit	$ 1,119,609	$ 82,828	$ (70,528)	$ 1,131,908
Assets, depreciation and capital expenditures:				
Total assets	$117,025,773	$1,370,823	$ (873,370)	$117,523,225
Depreciation	111,394	228,817	—	340,212
Capital expenditures	146,854	237,217	—	384,072

Notes: 1. Ordinary income represents total income less certain special income, and ordinary expenses represents total expenses less certain special expenses.

2. "Other finance-related operations" mainly consists of credit guarantee services, leasing and credit card services.

3. Accounting change
Prior to April 1, 2006, no provision was recorded for retirement benefits to be paid to directors, corporate auditors and executive officers of Chuo Mitsui. Effective April 1, 2006, however, Chuo Mitsui changed their method of accounting for such retirement benefits to an accrual basis to reflect periodic income and expenses more appropriately due to the reformation of the regulation on officers' retirement allowance. The effect of this change was to decrease ordinary profit for "Trust and banking business" for the fiscal year ended March 31, 2007 by ¥159 million ($1,349 thousand).

(2) Geographic Segment Information

Since domestic (Japan) total ordinary income and total assets by geographic segment for the fiscal years ended March 31, 2007 and 2006, represented more than 90% of the consolidated total ordinary income and total assets of each respective year, geographic segment information was not required to be disclosed.

(3) Ordinary Income from International Operations

	Millions of yen, except percentage data		Thousands of U.S. dollars, except percentage data
	2007	2006	2007
Ordinary income from international operations (A)	¥ 33,014	¥ 46,485	$ 279,618
Consolidated ordinary income (B)	399,686	437,402	3,385,168
(A)/(B) (%)	8.2%	10.6%	8.2%

Note: Ordinary income from international operations represents ordinary income arising from international operations both in and outside Japan.

32. Per Share Information

Reconciliation of the differences between basic and diluted net income per share ("EPS") for the fiscal years ended March 31, 2007 and 2006, was as follows:

	Millions of yen	Thousands of shares	Yen	U.S. dollars
Fiscal year ended March 31, 2007	Net income	Weighted-average shares	EPS	EPS
Basic EPS				
Net income available to common shareholders	¥ 98,010	1,301,086	¥75.33	$0.63
Effect of dilutive securities				
Convertible bonds	0	102		
Preferred stock	4,478	915,386		
Diluted EPS				
Net income for computation	¥102,489	2,216,575	¥46.23	$0.39
Fiscal year ended March 31, 2006				
Basic EPS				
Net income available to common shareholders	¥106,387	1,245,402	¥85.42	
Effect of dilutive securities				
Convertible bonds	0	277		
Preferred stock	5,278	970,375		
Diluted EPS				
Net income for computation	¥111,665	2,216,055	¥50.38	

33. Subsequent Event

The following plan of Chuo Mitsui for the appropriation of unappropriated profit was approved at the general meeting of shareholders held on June 28, 2007:

	Millions of yen	Thousands of U.S. dollars
Fiscal year-end cash dividends:		
Common stock, ¥7.88 ($0.06) per share	¥10,532	$ 89,202
Class I convertible preferred stock (second series), ¥14.40 ($0.12) per share	1,350	11,433
Class I convertible preferred stock (third series), ¥20.00 ($0.16) per share	3,128	26,493
Total	¥15,010	$127,130

Deloitte.

Deloitte Touche Tohmatsu
MS Shibaura Building
4-13-23 Shibaura
Minato-ku, Tokyo 108-8530
Japan

Tel: +81(3)3457 7321
Fax: +81(3)3457 1694
www.deloitte.com/jp

Independent Auditors' Report

To the Board of Directors of
The Chuo Mitsui Trust and Banking Company, Limited:

We have audited the accompanying consolidated balance sheets (banking account) of The Chuo Mitsui Trust and Banking Company, Limited (the "Bank") and consolidated subsidiaries as of March 31, 2007 and 2006, and the related consolidated statements of income, changes in equity, and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Bank and consolidated subsidiaries as of March 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 28, 2007

Member of
Deloitte Touche Tohmatsu

Non-Consolidated Balance Sheets (Supplemental Information—Unaudited)

The Chuo Mitsui Trust and Banking Company, Limited
As of March 31, 2007 and 2006

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
ASSETS			
Cash and cash equivalents	**¥ 266,385**	¥ 307,343	**$ 2,256,162**
Due from banks other than due from the Bank of Japan	**194,459**	79,306	**1,646,983**
Call loans	**110,000**	130,000	**931,650**
Receivables under securities borrowing transactions	**80,099**	74,243	**678,402**
Bills bought	**—**	33,700	**—**
Monetary claims bought	**104,146**	98,992	**882,070**
Trading assets	**52,803**	44,885	**447,225**
Securities	**4,435,668**	3,781,312	**37,568,127**
Money held in trust	**—**	1,798	**—**
Loans and bills discounted	**7,378,063**	7,324,007	**62,488,888**
Foreign exchanges	**940**	37,598	**7,961**
Other assets	**298,123**	199,372	**2,524,968**
Premises and equipment	**106,559**	108,645	**902,508**
Intangible fixed assets	**24,740**	186,981	**209,541**
Deferred tax assets	**74,050**	156,568	**627,170**
Customers' liabilities for acceptances and guarantees	**56,679**	283,041	**480,052**
Allowance for possible loan losses	**(69,506)**	(57,729)	**(588,692)**
Total assets	**¥13,113,211**	¥12,790,068	**$111,063,022**
LIABILITIES AND EQUITY			
Liabilities:			
Deposits	**¥ 8,586,023**	¥ 8,888,476	**$ 72,719,773**
Call money	**452,378**	194,588	**3,831,439**
Payables under repurchase agreements	**114,467**	38,307	**969,484**
Payables under securities lending transactions	**1,062,543**	840,412	**8,999,270**
Bills sold	**—**	100,000	**—**
Trading liabilities	**4,398**	6,945	**37,249**
Borrowed money	**365,359**	159,623	**3,094,431**
Foreign exchanges	**48**	47	**412**
Subordinated bonds	**191,459**	190,949	**1,621,576**
Subordinated convertible bonds	**47**	120	**406**
Payables to trust account	**1,221,732**	1,160,974	**10,347,526**
Other liabilities	**85,501**	90,254	**724,159**
Reserve for bonus payment	**1,967**	2,002	**16,661**
Reserve for retirement benefits for directors and corporate auditors	**608**	—	**5,156**
Reserve for possible losses related to land trust	**9,934**	9,539	**84,141**
Acceptances and guarantees	**56,679**	283,041	**480,052**
Total liabilities	**12,153,150**	11,965,283	**102,931,740**
Equity:			
Common stock and preferred stock	**358,173**	356,437	**3,033,569**
Capital surplus	**107,488**	105,751	**910,375**
Retained earnings	**316,269**	228,899	**2,678,656**
Net unrealized gains on available-for-sale securities	**201,102**	149,224	**1,703,247**
Deferred losses on derivatives under hedge accounting	**(7,439)**	—	**(63,012)**
Land revaluation difference	**(15,532)**	(15,527)	**(131,554)**
Total equity	**960,060**	824,785	**8,131,281**
Total liabilities and equity	**¥13,113,211**	¥12,790,068	**$111,063,022**

Non-Consolidated Statements of Income (Supplemental Information—Unaudited)

The Chuo Mitsui Trust and Banking Company, Limited
Fiscal years ended March 31, 2007 and 2006

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Income:			
Interest income:			
Interest on loans and bills discounted	¥ 83,311	¥ 83,666	$ 705,611
Interest and dividends on securities	77,771	76,258	658,687
Interest on call loans and bills bought	980	59	8,303
Other interest income	4,852	8,125	41,099
Trust fees	30,929	30,687	261,957
Fees and commissions	107,825	99,784	913,230
Trading gains	3,291	4,503	27,877
Other operating income	5,617	21,655	47,581
Other income	43,334	47,730	367,024
Total income	357,914	372,471	3,031,374
Expenses:			
Interest expenses:			
Interest on deposits	26,891	17,297	227,754
Interest on call money and bills sold	4,334	2,405	36,709
Interest on borrowings	4,874	5,011	41,280
Other interest expenses	25,843	21,682	218,883
Fees and commissions	18,168	17,192	153,880
Trading losses	118	139	1,007
Other operating expenses	5,846	19,576	49,519
General and administrative expenses	85,799	91,968	726,685
Other expenses	40,619	91,092	344,029
Total expenses	212,496	266,365	1,799,751
Income before income taxes	145,417	106,106	1,231,623
Income taxes:			
Current	447	421	3,791
Deferred	42,600	—	360,802
Net income	¥102,370	¥105,684	$ 867,028

	Yen		U.S. dollars
	2007	2006	2007
Per share of common stock:			
Basic net income	¥75.23	¥80.62	$0.63
Diluted net income	46.18	47.69	0.39

Non-Consolidated Balance Sheets (Supplemental Information—Unaudited)

Mitsui Asset Trust and Banking Company, Limited
As of March 31, 2007 and 2006

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
ASSETS			
Cash and cash equivalents	¥ 30,591	¥ 38,370	$ 259,095
Due from banks other than due from the Bank of Japan	503	790	4,261
Securities	84,096	84,218	712,261
Other assets	38,701	37,359	327,786
Premises and equipment	618	683	5,238
Intangible fixed assets	3,367	4,356	28,517
Deferred tax assets	1,892	2,628	16,032
Allowance for possible loan losses	—	(11)	—
Total assets	¥159,771	¥168,397	$1,353,193
LIABILITIES AND EQUITY			
Liabilities:			
Deposits	¥ 84	¥ 82	$ 711
Call money	95,000	99,500	804,607
Borrowed money	—	10,000	—
Payables to trust account	861	304	7,293
Other liabilities	11,382	12,367	96,403
Reserve for bonus payment	309	295	2,623
Reserve for retirement benefit for directors and corporate auditors	158	—	1,342
Total liabilities	107,795	122,549	912,982
Equity:			
Common stock	11,000	11,000	93,165
Capital surplus	21,246	21,246	179,944
Retained earnings	19,757	13,610	167,340
Net unrealized losses on available-for-sale securities	(28)	(9)	(239)
Total equity	51,975	45,847	440,210
Total liabilities and equity	¥159,771	¥168,397	$1,353,193

Non-Consolidated Statements of Income (Supplemental Information—Unaudited)

Mitsui Asset Trust and Banking Company, Limited
Fiscal years ended March 31, 2007 and 2006

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Income:			
Interest income:			
Interest and dividends on securities	¥ 286	¥ 15	$ 2,426
Other interest income	—	68	—
Trust fees	44,672	41,397	378,359
Fees and commissions	9,055	7,086	76,695
Other operating income	0	—	0
Other income	56	266	475
Total income	54,070	48,833	457,956
Expenses:			
Interest expenses:			
Interest on borrowings	0	72	2
Other interest expenses	265	13	2,247
Fees and commissions	12,453	12,369	105,474
General and administrative expenses	14,171	14,928	120,022
Other expenses	287	482	2,438
Total expenses	27,178	27,865	230,186
Income before income taxes	26,892	20,968	227,770
Income taxes:			
Current	10,096	8,243	85,514
Deferred	748	119	6,342
Net income	¥16,047	¥12,604	$135,913

	Yen		U.S. dollars
	2006	2005	2006
Per share of common stock:			
Net income	¥26,745.43	¥21,008.27	$226.52

Financial Statements of Subsidiary Banks (Trust Account—Unaudited)

Mitsui Trust Holdings, Inc.
As of March 31, 2007 and 2006

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Assets:			
Loans (Note 2)	¥ 779,689	¥ 1,185,967	$ 6,603,618
Securities (Note 3)	7,662,339	6,484,424	64,896,580
Beneficiary rights	28,750,022	28,284,207	243,499,805
Securities held in custody accounts	261	264	2,217
Monetary claims	1,789,974	1,627,453	15,160,280
Premises and equipment	4,600,238	3,422,056	38,961,962
Intangible fixed assets	7,472	7,690	63,286
Other claims	79,490	48,489	673,248
Due from banking account	1,222,593	1,161,278	10,354,819
Cash and due from banks	261,981	235,501	2,218,867
Total assets	¥45,154,063	¥42,457,334	$382,434,687
Liabilities:			
Money trusts (Note 4)	¥17,336,251	¥16,873,276	$146,830,285
Pension trusts	6,657,593	6,194,275	56,386,836
Property formation benefit trusts	16,349	16,842	138,472
Loan trusts (Note 5)	835,890	1,078,818	7,079,621
Securities investment trusts	11,022,731	8,858,995	93,357,600
Money in trust other than money trusts	418,794	548,801	3,547,000
Securities in trust	1,104,875	937,224	9,357,800
Money claims in trust	1,823,661	1,654,864	15,445,595
Equipment in trust	70	110	599
Real estate in trust	80,689	80,141	683,403
General trusts	5,857,153	6,213,982	49,607,470
Total liabilities	¥45,154,063	¥42,457,334	$382,434,687

See Notes to Financial Statements of Subsidiary Banks (Trust Account—Unaudited).

Notes to Financial Statements of Subsidiary Banks (Trust Account—Unaudited)

Mitsui Trust Holdings, Inc.
Fiscal years ended March 31, 2007 and 2006

1. *Trust Accounts*

Under the Trust Law of Japan, trust activities must be administered separately from a commercial banking business. As a result, assets accepted in trust must be segregated from other assets. Within the general category of trust accounts, each trust account is segregated from other trust assets. Accordingly, the financial statements of Mitsui Trust Holdings, Inc. ("Mitsui Trust Holdings"), do not reflect Mitsui Trust Holdings' records as to the assets accepted in trust, which are maintained separately under the trust account.

Under certain trust agreements, repayments of the principal of the customers' trust assets are guaranteed by The Chuo Mitsui Trust and Company, Limited, and such guaranteed principal as of March 31, 2007 and 2006, was ¥2,249,766 million ($19,054,513 thousand) and ¥2,657,048 million, respectively.

The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥118.07 to U.S.$1, the approximate rate of exchange as of March 31, 2007. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

Amounts less than one million Japanese yen and one thousand U.S. dollars have been truncated. As a result, the total may not be equal to the total of individual amounts.

2. *Loans*

Loans as of March 31, 2007 and 2006, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Loans on deeds	**¥735,175**	¥ 982,092	**$6,226,602**
Loans on notes	**44,514**	203,874	**377,015**
Total	**¥779,689**	¥1,185,967	**$6,603,618**

Under certain trust agreements, repayments of the principal of the customers' trust assets are guaranteed by banking subsidiaries, and loans on such guaranteed trust assets as of March 31, 2007 and 2006, included the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Loans to borrowers in bankruptcy	**¥ 263**	¥ 3,752	**$ 2,228**
Non-accrual loans	**10,890**	11,947	**92,241**
Loans past due three months or more	**104**	352	**880**
Restructured loans	**12,840**	5,277	**108,756**
Total	**¥24,098**	¥21,329	**$204,106**

3. *Securities*

Securities are stated at market price or at cost by each trust agreement.

Securities held as of March 31, 2007 and 2006, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Japanese government bonds	**¥3,934,505**	¥3,448,391	**$33,323,501**
Japanese municipal bonds	**353,068**	317,912	**2,990,330**
Japanese corporate bonds	**1,113,325**	1,032,472	**9,429,365**
Japanese stocks	**2,169,817**	1,371,408	**18,377,380**
Foreign securities	**91,324**	313,777	**773,474**
Other securities	**298**	460	**2,527**
Total	**¥7,662,339**	¥6,484,424	**$64,896,580**

4. Balance of Money Trusts

The principal amounts of certain money trusts are guaranteed and the balance of these accounts is as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Assets:			
Loans	¥ 264,089	¥ 480,886	$ 2,236,719
Securities	16,337	33,653	138,370
Other	904,215	834,562	7,658,299
Total	¥1,184,642	¥1,349,102	$10,033,389
Liabilities:			
Principal	¥1,184,681	¥1,348,871	$10,033,724
Allowance for the impairment of guaranteed trust principal	13	361	112
Other	(52)	(130)	(447)
Total	¥1,184,642	¥1,349,102	$10,033,389

In the case of certain money trusts, the principal amount is guaranteed and, as the above table indicates, allowance for the impairment of guaranteed trust principal is set aside by banking subsidiaries. The figures of the table include funds reinvested from the other trusts managed by a banking subsidiary.

5. Balance of Loan Trusts

The balance of loan trusts is as follows (the figures of the table include funds reinvested from the other trusts managed by a banking subsidiary):

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Assets:			
Loans	¥ 490,894	¥ 673,181	$4,157,655
Securities	9,141	27,959	77,427
Other	573,373	614,124	4,856,213
Total	¥1,073,409	¥1,315,265	$9,091,296
Liabilities:			
Principal	¥1,065,084	¥1,308,176	$9,020,788
Allowance for the impairment of guaranteed trust principal	5,753	7,060	48,731
Other	2,571	28	21,776
Total	¥1,073,409	¥1,315,265	$9,091,296

As in certain money trusts, the principal amount of loan trusts is guaranteed and, as the above table indicates, allowance for the impairment of guaranteed trust principal is set aside by banking subsidiaries.

Consolidated Five-Year Summary

	Mitsui Trust Holdings				
	Billions of yen				
	2007	2006	2005	2004	2003
Banking account (As of March 31)					
Total assets	**¥14,090.5**	¥13,808.7	¥13,431.4	¥12,753.7	¥12,478.0
Cash and due from banks	**498.0**	431.5	509.8	521.8	890.9
Call loans and bills bought	**111.1**	164.5	12.0	17.0	—
Securities	**4,511.7**	3,835.7	4,006.2	3,585.9	3,232.5
Loans and bills discounted	**7,377.3**	7,292.0	7,144.5	7,189.9	7,200.3
Foreign exchanges	**0.9**	37.5	1.8	6.7	4.9
Customers' liabilities for acceptances and guarantees	**711.1**	1,023.3	771.7	376.5	220.2
Total liabilities	**¥12,953.1**	¥12,843.3	¥12,718.3	¥12,182.0	¥12,129.2
Deposits	**8,529.7**	8,806.9	8,937.5	9,116.0	8,672.2
Call money and bills sold	**547.3**	394.0	325.2	318.0	300.0
Borrowed money	**393.2**	165.4	174.0	341.9	509.3
Foreign exchanges	**0.0**	0.0	0.0	0.0	0.0
Acceptances and guarantees	**711.1**	1,023.3	771.7	376.5	220.2
Total equity	**¥ 1,137.3**	¥ 858.8	¥ 606.6	¥ 463.3	¥ 251.6
Trust account* (As of March 31)					
Total assets	**¥45,154.0**	¥42,457.3	¥37,288.5	¥35,498.5	¥36,503.9
Loans	**779.6**	1,185.9	1,502.1	1,867.7	2,543.3
Securities	**7,662.3**	6,484.4	5,762.3	4,657.1	14,347.3
Beneficiary rights	**28,750.0**	28,284.2	24,975.6	24,815.0	9,839.7
Total liabilities	**¥45,154.0**	¥42,457.3	¥37,288.5	¥35,498.5	¥36,503.9
Money trusts	**17,336.2**	16,873.2	16,009.6	15,793.9	17,773.3
Pension trusts	**6,657.5**	6,194.2	5,999.5	6,659.4	6,452.7
Property formation benefit trusts	**16.3**	16.8	18.8	18.9	19.8
Loan trusts	**835.8**	1,078.8	1,392.5	1,778.0	2,391.3
Securities investment trusts	**11,022.7**	8,858.9	6,115.6	4,585.1	4,297.7
Statements of income (Fiscal years ended March 31)					
Total income	**¥ 468.0**	¥ 484.4	¥ 513.8	¥ 553.9	¥ 506.6
Total expenses	**288.3**	344.5	363.6	426.7	546.3
Income (loss) before income taxes and minority interests	**179.6**	139.9	150.1	127.2	(39.6)
Net income (loss)	**¥ 112.7**	¥ 119.6	¥ 94.0	¥ 50.7	¥ (96.7)

Notes: 1. All figures are based on the consolidated financial statements.
2. All figures are for Mitsui Trust Holdings, Inc.
* All figures are combined totals from The Chuo Mitsui Trust and Banking Company, Limited, and Mitsui Asset Trust and Banking Company, Limited.

Definitions of Self-Assessment System, Disclosure of Assets Based on the Financial Revitalization Law and Risk-Monitored Loans

Self-Assessment System

What Is the Self-Assessment System?

Self-assessment of asset quality requires a financial institution to examine the quality of its own assets and group assets, according to the degree of risk for default on loans or the potential irrecoverability of invested value.

Assets subject to self-assessment are loans and loan equivalents, such as loan receivables in securities, foreign currency, accrued interest, accounts due, provisional payments equivalent to loans, and acceptances and guarantees.

Basic Concept in Self-Assessment

In principle, the process of asset assessment assigns credit ratings to borrowers, then groups the borrowers according to these rating assignments. Each borrower is viewed individually, based on such details as the application of funds, and the status of collateral and guarantees is ascertained to facilitate further classification, according to the degree of risk inherent in the recovery of the loan or the potential for the invested value to erode.

Credit Ratings

Credit ratings correspond to a client's credit risk, a status based on financial position, ratings by rating agencies, information from credit bureaus, and other sources. A credit rating must be consistent with borrower categories.

Borrower Categories

A borrower's ability to repay loans is determined by such factors as financial status, cash flow and profitability, and this ability will place a borrower into one of five categories: normal, caution, possible bankruptcy, virtual bankruptcy and legal bankruptcy.

1. Normal: Borrowers whose business prospects are favorable and whose financial position exhibits no particular problems.
2. Caution: Borrowers with problematic lending conditions, such as reduced or suspended interest payments, borrowers with non-accrual repayment schedules, wherein principal or interest payments are in arrears, and borrowers which may require special measures in the future because business prospects are sluggish or unstable, or because financial positions are uncertain.
3. Possible bankruptcy: Borrowers for whom bankruptcy is not currently imminent but for whom the eventuality of failure in the future is high because financial difficulty exists and a sufficient boost through a business improvement plan, for example, is not expected. This category includes borrowers receiving support from a financial institution or other backer.
4. Virtual bankruptcy: Borrowers that face severe operating difficulties and while they have not been declared legally bankrupt they are essentially insolvent because they lack any hope of restructuring.
5. Legal bankruptcy: Borrowers whose legal bankruptcy is substantiated by a declaration of bankruptcy, liquidation, reorganization, composition or civil reconstruction, or for whom clearinghouse transactions have been halted.

Claim Categories

Under the self-assessment system, claims are grouped into "categories"—II, III and IV—and the respective assets are called "category assets." Claims that do not fall into categories II, III and IV are called "no category," and the assets that fall outside these classifications are deemed "no category assets."

Disclosure of Assets Based on the Financial Revitalization Law

Borrower Classification

1. Claims under bankruptcy and virtual bankruptcy: Loans and loan equivalents granted to borrowers that have succumbed to legal business failure by reason of declared bankruptcy, reorganization, composition proceedings or other officially recognized end to operations.
2. Claims under high risk: Loans to borrowers that have not yet reached a state of legal bankruptcy but are highly unlikely to repay the principal and interest according to contractual obligations because of worsening financial position and business performance.
3. Claims under close observation: Loans three months past due—i.e., loans for which payment of principal or interest has fallen more than three months behind, counting from the day following the contractual payment day—and restructured loans—i.e., loans for which the contractual conditions have been revised, for example, with a specific concession in favor of the

borrower to facilitate the restructuring of a business that has been economically disadvantaged, or to support such a business, and thereby promote repayment of the outstanding loan.
4. Normal claims: Loans to borrowers with no particular problems affecting financial position or business performance, thereby excluding them from the three classifications described above.

Relationship with Borrower Classifications in the Self-Assessment System
1. Claims under bankruptcy and virtual bankruptcy: Corresponds to the sum of loans to borrowers that are in legal bankruptcy or virtual bankruptcy under self-assessment standards.
2. Claims under high risk: Equivalent to loans to borrowers classified as in possible bankruptcy under self-assessment standards.
3. Claims under close observation: Represents the sum of loans to borrowers in the caution category of self-assessment standards that are either more than three months past due or restructured.
4. Normal claims: Identified with loans to healthy borrowers under self-assessment standards, as well as loans other than claims under the close observation category of loans to borrowers requiring caution.

Risk-Monitored Loans

What are risk-monitored loans?
1. Loans to borrowers in bankruptcy: Of loans for which no accrued interest is recorded because the recovery of principal or interest is unlikely due to a prolonged delay in payment of principal or interest (excludes the portion written off; hereafter referred to as "loans for which accrued interest is not recorded"), loans to borrowers in bankruptcy are those for which the reason is found in the provisions of the Corporate Tax Law (Ordinance 97, 1965), Article 96, Paragraph 1, Sub-Paragraph 3, Points a) through e), or Article 4 of the same law.
2. Non-accrual loans: Of loans for which accrued interest is not recorded, non-accrual loans are loans other than those to borrowers in bankruptcy and loans for which interest has been waived to facilitate business restructuring.
3. Loans past due three months or more: This category comprises loans for which payment of principal or interest has fallen more than three months behind, counting from the day following the contractual payment day, but excludes loans to borrowers in bankruptcy and non-accrual loans.
4. Restructured loans: This category covers loans for which payment of interest is reduced or suspended, payment of principal is extended, the claim is waived, or another measure advantageous to the borrower is granted to facilitate business restructuring. Loans to borrowers in bankruptcy, non-accrual loans and loans past due three months or more are not included in this category.

Relationship between Self-Assessment Assets and Disclosure of Assets Based on the Financial Revitalization Law
Assets classified under self-assessment standards and disclosure of assets based on the Financial Revitalization Law are loans and loan equivalents. These loans differ primarily from risk-monitored loans in that risk-monitored loans exclude loan equivalents.
1. Loans to borrowers in bankruptcy: These are loans to legally bankrupt borrowers.
2. Non-accrual loans: These are loans to virtually bankrupt borrowers and borrowers for which the possibility of bankruptcy exists.
3. Loans past due three months or more: Of loans to borrowers requiring caution, loans past due three months or more are those for which the payment of principal or interest has fallen three months behind, counting from the day following the contractual payment day.
4. Restructured loans: Of loans to borrowers requiring caution, restructured loans are those for which payment of interest is reduced or suspended, payment of principal is extended, the claim is waived or another measure advantageous to the borrower is granted to facilitate business restructuring.

Reference

Basel II Related Data

This section outlines matters to be stated in explanatory documents relating to the fiscal year separately stipulated by the Director-General of the Financial Services Agency (Notification No. 15 of Financial Services Agency, March 23, 2007) with regard to the status of capital adequacy as set forth in Article 19-2, Paragraph 1, Item 5-(d) of the Enforcement Regulations of the Bank Law (Ministry of Finance Ordinance No. 10, 1982).

The "Capital Adequacy Ratio Notification" indicates standards for judgments by banks on whether or not their capital adequacy status is appropriate in light of the assets, etc., held pursuant to the provisions of Article 14-2 of the Bank Law (Financial Services Agency Notification No. 19, March 27, 2006), "Consolidated Capital Adequacy Ratio Notification" indicates standards for judgment by financial holding companies on whether or not the capital adequacy status is appropriate in the light of the assets, etc., they and their subsidiaries hold pursuant to the provisions of Article 52-25 of the Bank Law (Financial Services Agency Notification No. 20, March 27, 2006). "Former Capital Adequacy Ratio Notification" indicates issues for determining the standards for the capital adequacy ratio pursuant to the provisions of Article 14-2 of the Bank Law (Ministry of Finance, Notification No. 55, 1993) and "Former Consolidated Capital Adequacy Ratio Notification" indicates issues for determining the standards for the consolidated capital adequacy ratio pursuant to the provisions of Article 52-25 of the Bank Law (Ministry of Finance Notification No. 62, 1998).

[Risk Management]
Table of Contents

Mitsui Trust Financial Group	108
The Chuo Mitsui Trust and Banking Company, Limited	111
Mitsui Asset Trust and Banking Company, Limited	121

● Mitsui Trust Financial Group Risk Management System

Basic Policies on Risk Management

Mitsui Trust Financial Group is working to improve its risk management system with the recognition of the fact that ensuring the sound and stable management of the entire Group and each subsidiary in the Group is vital to the improvement of corporate value, and, to that end, risk management is one of the most important functions.

Risk management aims to properly handle the risks particular to each business or transaction, and prevent the appearance of risks, and control risks even in the case they appear so that losses can be contained within a certain scope.

The Group has established an integrated risk management system to serve as a framework for ascertainment of risks in a comprehensive manner and to keep risks within the limits for maintaining management vitality, and simultaneously created a capital management system as a framework for assessment and control of capital adequacy level, the taproot of management vitality, in light of the status of risk-taking and business strategies, etc. The Group also continues to promote the improvement and upgrading of both systems.

Group Risk Management System

The Group positions supervision of risk management for the entire Group as one of the most important functions of the holding company (Mitsui Trust Holdings, Inc.). Mitsui Trust Holdings aims to improve and upgrade its risk management system by establishing Rules for Risk Management as a basic agenda for risk management in the Group and formulates policies and plans for each fiscal year with respect to risk management in the Group.

Mitsui Trust Holdings has instituted the Risk Management Department as a department to supervise overall group risk management and monitor the risk status of the Group, and to also supervise and issue instructions to its subsidiary banks on development of proper risk management systems. Additionally, as a department for supervision of compliance, the Compliance Department has been instituted to formulate compliance policies for the entire Group and to monitor the status of management and operations.

In regard to internal audits, a system is in place in which Mitsui Trust Holdings determines policy improvements of the internal audit system for the entire Group and carries out internal audits for each department of Mitsui Trust Holdings. In addition, Mitsui Trust Holdings supervises internal audit functions of subsidiary banks and issues necessary instructions upon receipt of reports on audit results and the status of improvements carried out by subsidiary banks.

At subsidiary banks, in order for risk management and compliance policies determined by Mitsui Trust Holdings to be carried out, systems for proper risk management and compliance corresponding to the risk characteristics of each business have been developed, as stated later.

The Board of Directors of Mitsui Trust Holdings obtains necessary information from subsidiary banks, performs monitoring, appraisal and analysis of the risk status of the Group, and carries out proper risk management so that sound management is ensured.

Additionally, the Directors of Mitsui Trust Holdings and subsidiary banks duly recognize the fact that risk management has a material impact on achievement of their strategic targets, and the executives in charge of the risk management departments strive to accurately recognize the status, characteristics, methods and importance of risk management, and examine policies and specific measures based on a sufficient understanding of the types of risks. The roles and responsibilities of these Directors and executives in charge of the risk management departments are specified in the respective Rules for Risk Management provided by Mitsui Trust Holdings and subsidiary banks.

Methods of Integrated Risk Management and Capital Management

• Integrated risk management system

The Group has built an integrated risk management system as a framework for risk management to secure sound management by keeping risks within the limits for management vitality. In integrated risk management, primary risks subject to management are classified into credit risk, market risk, liquidity risk, and operational risk (including procedural risk, system risk and legal risk); and management corresponding to each risk characteristic is carried out while various risks are ascertained, appraised and managed comprehensively. The results of the monitoring of risk status are reported to the Board of Directors, etc., on a monthly basis.

• Capital management

The Group properly allocates capital to each business department in order to maintain sufficient capital and to properly assess the capital adequacy level corresponding to the risks, and formulates and carries out capital strategies based on such assessments.

• Capital allocation operations

Mitsui Trust Holdings undertakes capital allocation operations by allocating capital of the Group to each business division for its primary risks (credit risk, market risk, operational risk). The capital allocation plan is formulated by capital management departments of Mitsui Trust Holdings based on the risk status ascertained through the integrated risk management system and the annual plan, and undergoes a verification of its appropriateness by the risk management supervision departments and is decided on by the Board of Directors. For capital allocation operations, in order to cover primary risks, Tier I capital is alloted to cover allocations of risk capital.

Each business division operates its business in compliance with the allocated risk capital (amount of risk capital required). The risk management supervision departments monitor the adherence to the allocated risk capital (amount of required risk capital) on a monthly basis and reports to the Board of Directors, etc.

The capital allocation plan is reexamined on a regular basis each quarter, and also whenever deemed necessary due to modifications to the business plan of the subsidiary bank or change in risk status, etc.

Capital Allocation Scheme


Each business division operates its business so that the required risk capital stays within the scope of allocated capital
Tier I capital
Required risk capital
Allocation of capital to each business division
Allocated capital
Used capital
Used risk capital

• Assessment of capital adequacy level, capital strategy

The capital management departments assess the level of capital adequacy from the viewpoint of soundness each time a capital allocation plan is formulated or reexamined, and reports to the Board of Directors.

Assessment of the capital adequacy level is conducted based on the status of the capital adequacy ratio under regulations, ratio of Tier I capital to capital and results of verification of the appropriateness of the capital allocation plan, etc. For verification of the appropriateness of the capital allocation plan, simultaneously with the verification of the appropriateness of the method of capital allocation, the level at which capital can buffer against stress phenomena is also verified.

Moreover, based on the results of the assessment of the capital adequacy level, we formulate and carry out a capital strategy to provide goals for capital levels and policies for capital financing, etc., and thereby make efforts to ensure an adequate financial base that corresponds to the risks.

• Capital adequacy status

The Group's capital adequacy ratios under regulations are well above 8% for Mitsui Trust Holdings on a consolidated basis, Chuo Mitsui Trust & Banking Co., Ltd., on a consolidated basis and non-consolidated basis, and Mitsui Asset Trust & Banking Co., Ltd., on a non-consolidated basis. In addition, the ratio of Tier I capital to capital is 100% for Mitsui Asset on a non-consolidated basis, and above 70% for Mitsui Trust Holdings on a consolidated basis and for Chuo Mitsui on a consolidated basis and non-consolidated basis.

Capital Adequacy Ratio as of End of March 2007


12.13%
8.90%
Capital adequacy ratio
Tier I ratio
Mitsui Trust Holdings, consolidated


11.38%
8.08%
Capital adequacy ratio
Tier I ratio
Chuo Mitsui, consolidated


11.84%
8.52%
Capital adequacy ratio
Tier I ratio
Chuo Mitsui, non-consolidated


29.40%
29.40%
Capital adequacy ratio
Tier I ratio
Mitsui Asset, non-consolidated

Breakdown of Capital

Mitsui Trust Holdings, consolidated


Tier II
Other
27%
Tier I
73%



Chuo Mitsui, consolidated


Tier II
Other
Tier I
71%

Chuo Mitsui, non-consolidated


Tier II
Other
28%
Tier I
72%

Mitsui Asset, non-consolidated


Tier I

Under the capital allocation plan, for Tier I capital of ¥764.5 billion (Mitsui Trust Holdings on a consolidated basis), the allocated risk capital (required risk capital) is ¥487.9 billion. Risk capital actually used is ¥350.1 billion. In addition, the balance between allocated risk capital (required risk capital) and capital (Tier I capital and Tier II capital, etc.), about ¥550 billion, is on a sufficient level as a buffer against stress phenomena (past economy recessions, land price drops, drastic price changes in markets, etc.).

As stated above, the capital adequacy level of the Group is sufficient.

- **Upgrading of integrated risk management and capital management systems**

The Group will continuously verify the scope of risk to be managed, risk measurement methods, capital allocation methods, capital adequacy level assessment methods, etc., so that integrated risk management and capital management will be more effective, and will strive to improve and upgrade the systems.

Tier I Capital and Required Risk Capital


(Billions of Yen)
900
800
700
600
500
400
300
200
100
0
7,645
4,879
279
2,299
2,301
3,501
279
1,319
1,902
Operational risk
Market risk
Credit risk
Tier I
Risk capital required
Risk capital used

Prerequisite	Duration	Confidence interval
Credit risk	1 year	99%
Market risk	Holding period corresponding to asset composition (1 year max.)	99%
Operational risk	1 year	99%

● Chuo Mitsui Risk Management System

Risk Management System

In order to build a proper risk management system in accordance with the risk management policies formulated by Mitsui Trust Holdings, the Board of Directors at Chuo Mitsui drafted Rules for Risk Management. This document sets out the Bank's basic rules for risk management, including the types of risk requiring attention, the techniques applied to hedge risk, and the structure and authority for risk control, and details the content of specific standards and regulations in each type of risk, based on these rules.

In regard to administrative structure, the Internal Control Executive Committee, which falls under the authority of the Board of Directors, undertakes a variety of activities, including discussions about risk management policies prior to implementation and the determination of risk status. The Business Administration Executive Committee, also responsible to the Board of Directors, works toward a healthier business foundation by identifying bankwide risk and considering overall business administration. In addition, the ALM (asset-liability management) Committee, Investment and Credit Committee, and Asset Assessment Inspection Committee have been instituted to work on various management tasks while giving due consideration to risk management.

Chuo Mitsui has established management departments for each type of risk, and the Risk Management Department manages overall control, credit risk, market risk, liquidity risk and operational risk; the Operations Administration Department and other head office departments manage procedural risks; the System Planning Department manages system risks; and the Legal Department manages legal risks.

In addition, the capital allocation plan and plans for reexaminations notified by Mitsui Trust Holdings are reported to Chuo Mitsui's Executive Committee and Board of Directors, and each department that receives allocation of capital according to the plan engages in business operations in compliance with the respective allocated capital. The risk management supervision divisions monitor the status of compliance with the capital allocation plan, and if it is predicted that a particular division's risk exceeds or is likely to exceed the amount of capital allocated to the division, it promptly reports to Mitsui Trust Holdings and consults on measures for handling.

The risk management system instructed by Mitsui Trust Holdings has been added as an issue to be handled in the internal management plan formulated each term, and efforts have been made toward its upgrading.

Credit Risk Management System

Basic Policies on Credit Risk and Scope of Targets Subject to Management

Credit risk is the risk of suffering losses due to a decrease or extinguishment of assets (including off-balance-sheet assets) as a result of deterioration of financial conditions of borrowers. Chuo Mitsui stipulates a basic framework for risk management in the Rules for Risk Management, in accordance with the risk management policies determined by Mitsui Trust Holdings, and provides specifics for credit risk management in the Rules for Credit Risk Management. In order to maintain asset quality and avert the unpredictable development of non-performing assets, the target for credit risk management includes overall credit-related business including lending transactions, market transactions and off-balance-sheet transactions.

Note that Mitsui Trust Holdings and Chuo Mitsui use a basic internal ratings-based approach for calculation of the credit risk assets under Basel II.

Credit Risk Management System

In regard to credit risk management, the Risk Management Department performs management relating to transactions by sales departments and branches or consolidated subsidiaries, and each credit-related department performs management relating to market transactions, etc.; the Risk Management Department also performs supervision of risk management at Chuo Mitsui on a consolidated basis. As systems for credit risk management, in response to the transaction form and characteristics, etc. of each credit-related business, a rating system, retail receivables management system, structured finance management, estimation of parameters, credit risk measurement, credit concentration risk management, asset assessment, verifications relating to rating systems and such, risk limiting, monitoring and reporting, and risk assessment methods upon the introduction of new products and new business are stipulated.

The Risk Management Department supervises and issues instructions on improvement and upgrading of risk management systems in collaboration with the responsible departments in each business for subsidiaries as well, to improve the credit risk management system in conformance with the scale and business characteristics of each subsidiary.

Thereby a system is established in which credit management on a consolidated basis is managed identically to that of the bank itself.

Credit Risk Management System



Rules for Risk Management
Rules for Credit Risk Management
Rating System
Credit Rating System
Corporation credit rating
Sovereign credit rating
Financial institution credit rating
Project finance credit rating
Vessel and aircraft finance credit rating
Real estate asset finance credit rating
Proprietorship credit rating
Case rating
Retail receivables management
Structured finance management
Estimation of parameters
Credit risk measurement
Credit concentration risk management
Asset assessment
Market risk management
Liquidity risk management
Operational risk management

Transaction Control

Credit supervision divisions, which function independently from business promotion divisions, carefully monitor and control the credit risk on each transaction under respective departmental authority. A multifaceted perspective is applied, one that stresses fund application, repayment capability and cash flow, as well as collateral status and corporate client profitability. For major loan assessments, the advisability of lending arrangements is presented to the Investment and Credit Committee, which consists of the president and related executives, where the primary objectives of loan and security investment are discussed at the executive level.

Credit Risk Management Methods

The risk management departments monitor the status of credit risk amounts and compliance status of the capital allocated to each credit-related business division by Mitsui Trust Holdings, and reports the risk amount status to the Executive Committee and the Board of Directors on a monthly basis.

Calculations of credit risk amounts are performed in principle by Monte Carlo Simulation using estimated parameters based on an internal rating system.

Additionally, in order to eliminate excessive credit concentration extended to borrowers in specific industries, internal rating or corporate groups, we set the maximum amount of credit for each internal rating to the respective borrower or corporate group, monitor the credit balance status on a monthly basis, and report to the Investment and Credit Committee. If, in the results of monitoring, the credit balance exceeds a certain standard, the reason and projected target dates for elimination of the excess is submitted to the Investment and Credit Committee and then reported to the Board of Directors, so that the maximum amount is not exceeded. Monitoring is otherwise performed each quarter on the status of the balance and credit risk amount by business type classification, and reporting is made to the Executive Committee. In the case where the balance composition ratio and credit risk amount composition ratio by industry classification exceed a certain percentage for a specific industry, future handling policies, including restriction of credit are submitted to the Investment and Credit Committee.

Calculation of Credit Risk Amount



Maximum value that could occur in a certain confidence interval
Frequency of occurrence of loss
Credit cost
Credit risk amount
Average value
Amount of loss

Credit Risk Management for Each Credit

For credit risk management of each credit, efforts have been made to improve the system with an internal rating system and case rating system for corporate borrowers, a pool management system for retail receivables and an asset assessment system for loan assets and such.

• Internal rating system

Targeting all corporate borrowers, an eleven-stage credit rating system has been introduced as an internal rating system linked to borrower classification in asset assessment and activated for checking corporate borrowers and for measurement of credit risk using in-house models. An internal rating is assigned that takes into consideration all of the available, relevant and most current material information. Additionally, reconsideration is carried out more than once per year, and also in the event of the occurrence of a phenomenon with a material impact on the appraisal of the credit risk of the borrower. An internal rating is assigned by the sales department and branches, based on quantitative assessment by financial data and qualitative assessment by *keiretsu* relationship and actual asset appraisal, etc., with corrections made using reference to external ratings, etc. However, if the credit supervision division judges that a particular modification is necessary in the light of the actual status of the borrower, a modified score is assigned and then the final internal rating is determined. Under this system, the credit risk management divisions verify the rating assignment process and operational status on a regular basis to maintain its appropriateness.

Relationship Between Internal Rating and Borrower Classification

Internal Rating	Borrower Classification	Definition
A	Normal Borrowers	Borrowers of the highest internal rating rank with very high ability to fulfill obligations. These are primarily governments, local public organizations, etc., and corporations in excellent financial condition and whose business conditions are favorable.
B+		Borrowers whose ability to fulfill obligations is high, but which are a bit more likely to be affected by a deterioration in the business or economic environment, compared with the group with the highest internal rating rank. This is the highest internal rating rank for mid-to-small or micro corporations. These are primarily corporations in excellent financial condition and whose business conditions are favorable, and mid-to-small or micro corporations in excellent financial condition and whose business conditions are favorable.
B		Borrowers whose ability to fulfill obligations is high, but such ability is more likely to decline in the case of a deterioration in the business or economic environment, compared with the group with higher internal rating rank. These are primarily corporations in good financial condition and whose business conditions are stable.
C+		Borrowers whose ability to fulfill obligations is non-problematic, but there is a rather large concern about a decline in ability to perform obligations due to a deterioration in the business or economic environment. These are primarily corporations in fairly good financial condition and whose business conditions are stable.
C		Borrowers whose ability to fulfill obligations is currently non-problematic, but is recognized to have factors by which the ability to fulfill obligations would be damaged in the case of a deterioration in the business or economic environment. These are primarily corporations currently in non-problematic financial and business conditions, but which need some attention in regards to future business performance.
C-		Borrowers who currently have the ability to fulfill obligations, but for which there is uncertainty or fragility in the case of a deterioration in the business environment, financial condition or economic environment, and for which there is a possibility that the ability to fulfill obligations will be damaged in the future. These are primarily corporations whose financial condition and future business performance require attention.
D1	Caution Borrowers	Borrowers whose business condition is weak or unstable, or whose financial condition is problematic, and for which there is a high possibility of a disruption being created in the status of its performance of obligations. These are primarily corporations whose status of performance of obligations is currently non-problematic, but whose financial condition and business performance, etc., will require full attention.
D2		Borrowers whose business performance is weak or which have material problems in their financial condition, and already have had problems, or there is an extremely high possibility of a disruption being created in the status of performance of its obligations. These are primarily corporations that will require full attention to their financial condition and future business performance.
D3	Close Observation Borrowers	Borrowers whose business condition is weak or unstable, or whose financial condition is problematic, and where receivables requiring close observation have arisen in accordance with the Financial Reconstruction Law Enforcement Regulations.
E	Possible Bankruptcy Borrowers	Borrowers in financial difficulties and whose management improvement plans have not progressed well and for whom there is a high possibility of bankruptcy.
F	Virtual Bankruptcy Borrowers/ Legal Bankruptcy Borrowers	Borrowers in serious financial difficulty and substantially bankrupt, or, in fact, already gone bankrupt, from a legal or formal perspective

• **Case rating system**

In order to set basic lending spread standards that are to be used as indexes for lending operations, a case rating system is employed for transactions relating to lending and acceptances and guarantees for corporate borrowers, in which hierarchical classifications are established as a result of adding the factors of duration of credit to the expected loss ratio. Assigning of case ratings is carried out when the sales department and branches perform lending procedures relating to the relevant receivables, and reconsideration is done in a timely and appropriate fashion.

• **Retail receivables management system**

For retail receivables, as a framework for the establishment and management of pool classifications that are subdivided in response to risk characteristics, the retail receivables management system has been introduced for credit assessment, as well as for measurement of credit risk. Allocation of retail receivables to pool classifications is carried out when a sales department or branches perform lending procedures relating to the relevant receivables. Under this system, allocation to pool classifications for all retail receivables is reexamined on the basis of information registered in the system as of the end of March each year.

• **Asset assessment system**

In our asset assessment system, sales departments and branches perform the initial assessment, and responsible supervisory divisions such as the Credit Supervision Department performs the secondary assessment, paying due attention to ensuring asset soundness, and after going through an internal audit by the Internal Audit Department, the results are reported to the Executive Committee and the Board of Directors. Not only does asset assessment serve as a foundation for the creation of accurate financial statements of Chuo Mitsui, it also functions as a device by which middle management can more accurately ascertain borrower-specific problems, and, when a borrower's credit is in question, the borrower's receivables are classified into "managed receivables" and "caution receivables" corresponding to the degree of credit risk, and future handling policies are formulated and then a follow-up is carried out under the instructions of the Credit Supervision Department.

• **Problematic receivables management and other related matters**

We have established a system by which, when a trigger phenomenon including arrearage or bankruptcy occurs, the sales department and branches report on the status to the credit risk management division so that any deterioration of credit risk can be promptly ascertained.

Moreover, from the viewpoint of ensuring proper profits, based on the internal rating for each borrower, an "index spread" is determined that corresponds to the risk degree for each case, such as duration of credit and preservation status, and thus efforts are made to improve lending profitability.

Overview of Rating System and Retail Receivables Management System

As to corporate exposures, Chuo Mitsui has prepared four internal rating systems in response to the probability of default of the borrower: "corporation credit rating system," "sovereign credit rating system," "financial institution credit rating system" and "proprietorship credit rating system," and "case rating system," which is a rating system responding to the expected loss ratio, etc., of receivables. As to specialized lending, Chuo Mitsui has developed three internal rating systems to respond to the expected loss ratio, etc., of receivables, which are "project finance credit rating system," "vessel and aircraft credit rating system," and "real estate asset finance credit rating system." In addition, as to retail exposure, a "retail receivables management system" has been prepared.

On individual systems

- In the "corporation credit rating system," for general corporations, a model relating to quantitative assessment based on financial data is built for each industry, and, upon adding a qualitative assessment and an assessment under external ratings, we assign an internal rating; for non-profit organizations, we assign a rating by emphasizing qualitative information including purpose of foundation and founding entity.
- "Sovereign credit rating system" is a system to assign internal ratings upon using external ratings and such of the central government as primary factors.
- "Financial institution credit rating system" is a system to assign internal ratings taking into consideration quantitative and qualitative information upon using external ratings as primary factors.
- "Proprietorship credit rating system" is a system to assign internal ratings using scoring models based on tax declaration documents, etc.
- "Case rating system" is a system to assign internal ratings by adding loan period, etc., to the expected loss ratio.
- "Project finance credit rating system" is a system to assign internal ratings by taking into consideration the standard of DSCR (debt service coverage ratio, the ratio of cash flow to amount of payment of principal and interest) of the subject party and factors particular to the subject project.
- "Vessel and aircraft finance credit rating system" is a system to grant internal ratings by taking into consideration the DSCR standard of the subject party and factors particular to the subject vessels and aircraft.
- "Real estate asset finance credit rating system" is a system to assign internal ratings based on the LTV standard (loan to value, the ratio of loans to projected disposable amount of collateral) of the subject party.
- "Retail receivables management system" is a system to determine pool classification corresponding to the risk characteristics of the borrowers, risk characteristics of transactions and overdue status, etc.

- In each of the abovementioned systems, the internal rating and pool classification are reexamined more than once per year, and for procedures for allocation to pool classifications, we stipulate that the risk management division verify the process and operational status on a regular basis and maintain appropriateness.

Estimation of parameters

Relevant to the estimation of parameters, we estimate PD (probability of default) of corporate exposures, and PD, LGD (loss given default) and EAD (exposure at default) of exposure oriented to retail.

Regarding the estimation, based on internal results data, if there is an insufficiency or inconsistency in the data, conservative and appropriate modifications will be added using available information and methods. Estimated value is reexamined once per year; however, if the estimated value is judged not to be in conformance with the actual situation due to a drastic change of external surroundings, etc., parameters will be modified even during the term.

Status of use of each system and parameter estimated value

We utilize the rating system and the retail classification management system in credit assessment and supervision. Case rating is used as a basic factor in the case of setting a lending spread standard ("index spread") that will be the index for lending operations. Balance by internal ratings for the portfolio of Chuo Mitsui is reported to the Executive Committee every three months and used for portfolio management.

Moreover, such parameters as estimated PD by internal rating, PD and LGD estimated for each retail pool classification are utilized for measurement and capital allocation of credit risks.

Verification of each system and estimation of parameters value

Verification relating to the appropriateness of the hierarchy and the PD standard, etc., in the rating system is carried out with a frequency of more than once per year. Moreover, verification relating to the significance and homogeneity of pool classification, etc., as to pool classifications relating to retail exposure is also carried out with a frequency of more than once per year.

As to verification of estimation of parameters, verification such as back testing relating to the estimated parameter value is carried out with a frequency of more than once per year.

If a discrepancy between the estimated value and actual value arises in back testing or if there is any problem in another verification, the factors in that discrepancy or problem are analyzed, and when necessary, we consider reexamining the estimation logic for the parameters and the rating system.

Credit Risk Mitigation Measures

Chuo Mitsui stipulates rules regarding reduction methods for credit risk such as collateral or guarantees in Rules of Loan and Related Matters to determine basic policies, procedures and managerial obligations with regard to loans.

- Collateral

Collateral is classified into types as deposit collateral, commercial bills, securities, real estate, assignment of obligation, pledge of obligation, and other movables and immovables, and management methods are determined respectively.

Additionally, we have determined assessment methods in response to collateral characteristics in the assessment of collateral, and also rules and manuals for reexamination of assessments.

In regard to assessment method, assessment rates for collateral are set for respective types of collateral, and especially for real estate collateral, assessment rates have been reexamined on the basis of past collateral sales records. Additionally, assessment of marketable securities is reexamined each month and the ratio to the loan is checked.

Moreover, procedures to confirm whether the collateral settlor has lawful title so that the collateral subject to acquisition can be an effective means of preservation, and whether the collateral is perfected by execution of agreements on registration upon acquisition of collateral, are obligatory when advancing a loan.

Upon acquisition of collateral, its effectiveness and marketability is carefully judged and assessed, for example, by considering whether or not there is excessive concentration in the names on collateral share certificates, etc., and by performing assessment of creditworthiness by assigning an internal rating to the issuer of the share certificates.

- Guarantees

In guarantees, Chuo Mitsui prescribes procedures with corporations (primarily parent companies), credit guarantee associations, guarantee companies and individuals as primary guarantors. Additionally, for lending, Chuo Mitsui confirms whether the guarantor has funds and is a competent person with high creditworthiness, and in addition assigns an internal rating to all corporate guarantors, as used for lending, to assess creditworthiness.

If a guarantor in lending oriented to a corporation is a parent company or a subsidiary of the primary debtor, the guarantor and primary debtor are managed as a unit of the same corporate group, and, additionally, in the case of a guarantee from a party that has a personnel or capital connection with the primary debtor, the guarantor is managed as included in the relevant corporate group, and excessive credit concentration risk is managed through monitoring.

In regard to guarantees for lending to individuals, guarantees by consolidated subsidiaries of Chuo Mitsui account for about 80% thereof, and the greater part of this lending is housing loans with mortgages. As for the remainder of guarantees, about 10% is guaranteed by corporations and several percent is by individuals, and there is no excessive risk concentration.

• Offset
Offset procedures for deposits are performed after ensuring legal effectiveness under Civil Law and Bank Transaction Agreement, etc., executed between borrowers and Chuo Mitsui. Moreover, as for the status of lending and balance of deposits, deposit status is individually checked at the time of lending in response to the balance of lending, and deposit status for each company is ascertained on a daily basis.

• Netting
For application of bilateral netting agreements to be legally effective, Chuo Mitsui obtains a legal opinion under the laws of the country where the counterparty is established or located (countries where overseas branch offices of the counterparty are located) for the transaction type prescribed under International Swap and Derivatives Association (ISDA) master agreements, etc., by which it judges the legal effectiveness.

Counterparty Risk of Derivative Products Transactions and Long-term Settlement Period Transactions
In regard to counterparty risks of derivative products transactions, based on the credit equivalents arrived at by adding future latent exposure (notional principal amounts multiplied by add-on) to the cost of executing an agreement with the same cash flow as of that point with a third party (replacement cost), credit risk management is performed as follows:

• Asset assessment
As the relevant risk is subject for asset assessment, credit risk management is performed through asset assessment implemented on each fiscal term (including quarterly and interim term).

• Credit risk management
For credit risk of derivative products transactions, we conduct monitoring on the status of credit risk amounts and compliance status with allocated capital amount in the same way as the lending operations.

Additionally, monitoring of credit concentration status is carried out together with loans, as subject of management of credit concentration risk.

• Amount posted as assets
Amount of positive replacement cost of derivative product transaction multiplied by the expected loss ratios is deducted from the replacement cost as the credit risk correction amount and then the remainder of the amount is posted as assets.

Market Risk Management System

Basic Policies on Market Risk Management
Market risk is the possibility that the value of assets and liabilities will fluctuate with changing interest rates, foreign exchange rates, the price of marketable securities, and other market factors, and thereby cause losses.

Chuo Mitsui stipulates the basic framework for risk management in the Rules for Risk Management and provides specifics of market risk management in Rules for Market Risk Management, in accordance with the risk management policies determined by Mitsui Trust Holdings.

The target of market risk management comprehensively includes foreign exchange and interest rate transactions in trading operations, and in addition, bond portfolios, funds, cross-holding shares, etc., in banking operations.

Market Risk Management System
Front offices execute market-related transactions, while back offices confirm the content of these transactions, and middle offices control market risk. Each office category is independent of the others, creating a crosscheck structure. At Chuo Mitsui, the Risk Management Department functions as a bankwide middle office, monitoring all market risks and providing daily reports to management. This department is also responsible for preparing proposals and supervising market analysis operations that improve market risk management skills at the Bank.

Market Risk Management System


Board of Directors
Executive Committee
ALM Committee
Allocation of capital
Reporting on risk and profit and loss status
Front office
Middle office
Back office
Monitoring
Transaction information
Transaction management

Market Risk Management Method
The method used by Chuo Mitsui to measure market risk utilizes Value at Risk (VaR), which assumes the maximum amount exposed to potential loss is 1% of the total. VaR is calculated using the historical simulation technique, which is based on an analysis of major historical market data.

Market risk at Chuo Mitsui is contained through the efforts of the middle office division, which monitors the Bank's risk status and ensures compliance to the risk capital amount set by Mitsui Trust Holdings as the upper limit of market risk assumed. Reports are sent to the assigned director on a daily basis.

The Bank maintains a structure that averts potential risk before it becomes obvious. Alarm points and loss limits have been set to prevent the expansion of losses following a bad turn in market trading, and the middle office division tracks profits and losses.

Cementing its position on strict risk-controlling practices, Chuo Mitsui also executes stress tests, which assume radical price swings that have actually occurred in the market over the past 17 years, and uses the results for verification of the appropriateness of Mitsui Trust Holdings capital allocation plans. As a supplementary measure, the Bank performs back tests, which compare VaR against actual losses, to ascertain the validity of VaR-based risk measurements.

An example of back testing on trading transactions follows.

Comparison of VaR and Actual Profit and Loss


(Millions of yen)
300
200
100
0
−100
−200
−300
Actual Profit and Loss
0
100
200
300
400
500
600
VaR

Assumptions for calculation of VaR
Duration: 1 day
Assumed rate of loss: 1%
Time frame: April 2006 to March 2007 (246 business days)

VaR trading transactions in fiscal 2006 moved within a range of roughly ¥10 million to ¥340 million, and out of 246 business days, daily losses exceeded the VaR on three occasions. The Bank's VaR assumes a loss of 1%, and the results for fiscal 2006 show that the Bank's VaR calculation model is sufficiently accurate to predict market risk.

Liquidity Risk Management

Liquidity risk is twofold. In a cash-flow sense, liquidity risk bears the potential for losses when a financial institution is unable to secure necessary funds, due to a poor financial position, or when a financial institution is forced to acquire funds at blatantly higher interest rates than usual. In a market sense, liquidity risk may precipitate losses when market turmoil impedes a financial institution's ability to complete transactions, or compels a financial institution to fulfill transactions at prices noticeably more disadvantageous than usual. On the cash-flow front, Chuo Mitsui establishes guidelines, particularly for cash gaps, and monitors adherence to these standards to control liquidity risk. The Bank also facilitates flexible, bankwide responses through the preparation of contingency plans, which orchestrate measures to be invoked in times of emergency. The Bank makes accurate identification of cash flow risk double sure by letting the Risk Management Department handle risk management for the Treasury Department, which is responsible for controlling cash flow risk. On the market front, trading limits are set for each type of transaction, based on such factors as market scale and the Bank's strategic objectives. The Risk Management Department monitors compliance conditions to keep amounts within the assigned limits as a middle office division.

ALM Management

In regard to ALM, the Corporate Planning Department carries out overall supervision of ALM operations, and the Risk Management Department is responsible for management and analysis relating to ALM, such as monitoring of interest rate risk.

Moreover, an ALM Committee has been established for the purpose of integrally managing flexible operations of market-related business based on interest rate trends, or various types of hedge operations, and deliberating on matters regarding ALM, to meet monthly or more frequently.

At the ALM Committee, asset and liability status, market risk and cash flow risk situations and other related matters are reported along with discussion on investment policies for bonds and stock, capital plan formulation, and hedge operation implementation and other matters.

For implementation of multi-dimensional risk monitoring, Chuo Mitsui uses such methods as gap analysis by maturity ladder on interest rate change period basis, interest rate sensitivity analysis by BPV (basis point value), periodical profit and loss simulation analysis based on multiple interest rate scenarios, present value fluctuation analysis under interest rate shock relating to the outlier standards as the ALM management method.

[Maturity Gap]

Method of ascertaining interest rate risk by sorting assets and liabilities in contract units by interest rate change period and looking at the difference (gap) between assets and liabilities in each particular period.

[BPV]
Method of ascertaining interest rate risk for assets and liabilities by the amount of volatility in current value when interest rate yield curves shift in parallel by 0.01%.

[Periodic Profit and Loss Simulation]
Method of ascertaining the degree of impact on periodic profits and losses due to interest rate volatility with assumptions that include future balance, spread, applicable interest rate, etc., based on certain interest rate scenarios.

[Interest Rate Risk Relating to Outlier Standards]
Method of ascertaining interest rate risk of assets and liabilities by the amount of change in present value under interest rate shock based on the range of past interest rate volatility, and of ascertaining the level of interest rate risk amounts using the ratio to capital (Tier I + Tier II).

Assumptions in calculation of the amount of interest rate risk relating to the outlier standards are as follows:

• **Interest rate shock**
For the yen and dollar, 99 percentile value and 1 percentile value of interest rate fluctuation measured within a period of holding of 1 year and a period of observation of 5 years, and for other currency, interest rate shock by parallel transfer of up and down 2% is applied.

• **Core deposit**
A core deposit is defined as a deposit that stays for a long period without being withdrawn from liquidity deposits (ordinary deposits and current deposits, etc.). The amount of core deposit is defined as the smallest among 1) minimum balance in the past 5 years, 2) the amount arrived at by deducting the maximum annual amount of outflow in the past 5 years from the current balance, or 3) 50% of the current balance. It is assumed to reach maturity, with a monthly equal cash outflow, in 5 years.

Operational Risk Management System

Basic Policy on Operational Risk Management

Operational risk is the danger of losses arising from inadequate or failed internal processes, inappropriate actions by staff, and unacceptable use or malfunction of in-house systems, as well as external incidents that adversely impact operations. This risk category includes procedural risk, system risk and legal risk. Chuo Mitsui applies three methods to restrict operational risk. First, the Bank identifies and analyzes risks. Second, the Bank formulates suitable rules to prevent the appearance of risks and ensures compliance thereof. Third, the Bank clarifies ways to tackle risk—should it emerge—and maintains a system for monitoring and reporting the appearance of risk. The Bank strives for proper operations through the preparation of Rules for Operational Risk Management. For calculation of amount of operational risk equivalents under Basel II, we use TSA (the Standardised Approach).

Operational Risk Management System

The Risk Management Department supervises overall operational risk management, and, in collaboration with the Operations Administration Department, System Planning Department and Legal Department, etc., which are the respective managerial divisions of procedural, system and legal risk, strives to improve and upgrade the risk management system.

Operational Risk Management Method

In order to assess and ascertain the operational risk status inherent in each business, we carry out self-assessment (control self-assessment, "CSA" hereinafter) on the status of each business line and control status relating to the relevant risk twice per year. Each managerial division implements measures to prevent the appearance of risks, including preparation of various rules and manuals, ensuring systems for mutual scrutiny and mutual checking, standardization and systemization of procedures, and restrictions on access to data. These measures are based on the recognition of operational risk in the business for which the divisions are responsible and based on the results of CSA. Through better functioning of such evaluation, ascertainment and reduction cycles, we strive to improve operational risk management. Additionally, for measurement of operational risk amounts, we use the actual loss amounts accrued as a result of appearance of operational risks (internal loss data), external loss data for supplementing a lack of risk appearance phenomena, and predicted amount of loss estimated on the basis of risk scenarios created as a result of CSA, and thus we are promoting improvement of more effective risk management systems including such frameworks for measurement.

Operational Risk Measurement Using CSA


Internal loss data
CSA
Assessment
Self-assessment of risk control status for each business
Reduction
Ascertainment
Implementation of risk actualization preventive measures
Ascertain location of risks based on self-assessment, etc.
Risk scenario
Operational risk measuring
External loss data

Risk Management Policies Regarding Equity Exposures in Bank Accounts

Basic Policies of Risk Management Regarding Equity Exposures

We measure risk amounts for capital subscriptions or equity exposures in the banking account in accordance with the following risk management system and methods, and, based on the results, we verify whether the risk amount is proper compared to the capital, and control the proper risk amount.

Risk Management System Regarding Equity Exposures

• Risk amount measurement

For marketable stock using historical data, based on the market price change range over the past 3 years for the name held, the market risk amount is measured with regard to price volatility.

Additionally, with regard to credit risk, taking into consideration credit concentration risk, we measure the credit risk amount together with the amount of loan, etc.

• Asset assessment

For equity exposures subject to asset assessment, we perform credit risk management through asset assessment implemented at each fiscal term (including quarterly and interim term).

Asset assessment targets the entire amount of exposure for assessment, and through initial assessment by the sales department and branches, secondary assessment by the credit supervision division, and then through an internal audit by the Internal Audit Department, the results are reported to the Executive Committee and Board of Directors.

Risk Management Method

In regard to equity exposures, risk management supervision divisions perform monitoring with regard to the status of credit risk and market risk amounts, as well as the status of compliance with capital allocation amounts, and report on the status of risk amounts to the Executive Committee on a monthly basis.

Additionally, in order to eliminate excessive credit concentration in a specific industry, internal rating classification, borrower or group, we monitor equity exposures together with lending on a monthly basis and report to the Investment and Credit Committee. Monitoring is also implemented for the status of balance and credit risk amount by industry each quarter, and the results are reported to the Executive Committee.

Transaction Policies and Risk Management System Regarding Securitization Exposure

Policies on Securitization Transactions

There are two cases of securitization transactions: the case where we are involved in the establishment of underlying assets for securitization transactions as originator, and the case where we acquire securitization exposure as investor by investment in securitization products.

In securitization transactions as originator, there are securitization of housing loans primarily aiming to improve ALM control and asset efficiency, and securitization of real estate asset finance aiming at financing intermediacy business or improvement of asset efficiency. As for securitization of housing loans, we will reserve subordinated beneficial interest after securitization as well and hold principal risk of a certain extent; however, in securitization of real estate asset finance, principal risk will be transferred.

Acquisition of securitization exposure as investor is performed for the purpose of ensuring proper profits based on risk.

Internal Control of Securitization Transactions

With respect to securitization transactions as originator, from the viewpoint of ALM control and improvement of asset efficiency, we examine the scale of the transaction and the scheme adequately, and check the legal aspects of the agreement as well. It is determined that decisions will be made by the Board of Directors after the Executive Committee in the case of securitization of receivables of a certain value or greater.

Concerning acquisition of securitization exposure as an investor, we set the ceiling for the amount and investment period by case and by name for which investment is allowed in the decision by the general manager responsible in accordance with the rating; and for those with ratings of a certain level or below, all decisions shall be made by the president.

Risk Management Method

Concerning securitization transactions as originator, we carry out credit risk management of loan receivables, which are the underlying assets, using the methods of asset assessment system and internal rating system, just as with other loan assets. We also strictly manage cash flow risk, relating to securitization.

Concerning securitization transactions as investor, for each product acquired, we measure the credit risk based on external ratings, underlying assets and subordinated complementation ratio, etc. Also, we measure the interest rate risk fluctuation relating to capital transfer as the reimbursements progress.

Accounting Standards Regarding Securitization Transactions (In case of securitization of financial assets held by Chuo Mitsui)

In securitization transactions, we recognize these as sales of assets when the sales proceeds are paid.

If we have equity reserved for securitization exposure, we consider the difference between the market value by the DCF method for the entire underlying assets and market value of equity for transfer as market value of the reserved equity, and calculate the book value for equity for transfer and equity for reserve by dividing the book value of the entire underlying asset by the market value. As to equity for transfer, we recognize the difference between the book value and the market value as capital gains or losses, and as to the reserved equity, since the extinguishment requirements of financial assets are not satisfied, we do not recognize capital gains or losses.

If there is a difference between the book value and face value of reserved equity, in the period until completion of reimbursement of equity for transfer, the book value is modified in response to the cash flow of the entire underlying asset.

Management System Relating to Other Risks

We will reexamine risks to be managed on an ongoing basis by assuming every risk within the integrated risk management and continue to make efforts to maintain a proper risk management system.

Internal Auditing

The Internal Audit Department, which is independent of actual operating departments, formulates internal auditing plans, in line with the policy set by Mitsui Trust Holdings for maintaining an internal auditing perspective consistent throughout the Group, and undertakes internal audits to verify the suitability and effectiveness of risk management activities at all relevant head office departments, staffed branches and subsidiaries. The results of internal audits are promptly reported to the Board of Directors and the Internal Control Executive Committee. In addition, a system is in place for instructing an operating unit to implement corrective measures, should problems appear in the internal control structure of that unit.

● Mitsui Asset Risk Management System

Risk Management System

In order to build a proper risk management system in accordance with the risk management policies formulated by Mitsui Trust Holdings, the Board of Directors at Mitsui Asset, as a trust bank specializing in pension and securities trust businesses, drafted Rules for Risk Management. This document sets out the Bank's basic rules for risk management, including the types of risk requiring attention, the techniques applied to hedge risk, and the structure and authority for risk control, and details the content of specific standards and regulations in each type of risk, based on these rules.

In regard to administrative structure, the Executive Committee, which falls under the authority of the Board of Directors, undertakes a variety of activities, including discussions about risk management policies prior to implementation and the determination of risk status. The Executive Committee also works toward a healthier business foundation by identifying bankwide risk and considering overall business administration.

Mitsui Asset has established management departments for each type of risk, and the Risk Management Department manages overall control and credit risk, market risk, liquidity risk, and operational risk, and the Operations Administration Department and other head office departments manage procedural risks, the System Planning Department manages system risks and the Legal Department manages legal risks.

In addition, the capital allocation plan and plans for its reexamination of which Mitsui Trust Holdings notifies Mitsui Asset are reported to the Executive Committee and the Board of Directors, and each department that receives allocation of capital according to the plan engages in business operations in compliance with the relevant amount of capital.

Risk management supervision divisions monitor the status of compliance with the capital allocation plan, and if it is predicted that a particular division's risk exceeds or is likely to exceed the amount of capital allocated to the division, they promptly report to Mitsui Trust Holdings and consult on measures for handling.

The risk management system instructed by Mitsui Trust Holdings has been added as an issue to be handled in the internal management plan formulated each term, and efforts have been made toward its upgrading.

The burden of credit risk, market risk and liquidity risk management for the Bank's core trust businesses essentially lies with the beneficiaries. But the Bank takes the view that a trustee should accept a certain degree of responsibility and therefore carries out adequate risk management. Trust operations are divided broadly into two categories: designated trusts, which are trusts for which the Bank, in its capacity as trustee, holds discretionary rights for the management of assets, and specified trusts, for which the Bank does not hold such rights. Risk management is conducted for each category. For designated trusts, Mitsui Asset manages entrusted funds in accordance with contract conditions, such as designated investment targets and preferred asset composition. The Bank also sets clear internal standards for exercising discretionary rights granted by clients and manages respective assets within these established parameters. For specified trusts, the Bank conducts a trustee examination, similar to that for designated trusts, at the time a new contract is formed. The compatibility of the request to the Bank's capabilities is confirmed and procedural strategy is checked.

Credit Risk Management System

Basic Policies and Management System for Credit Risk

In principle, Mitsui Asset does not engage in lending so credit risk remains limited; however, we stipulate a framework for credit risk management in the Rules for Credit Risk Management and strive for proper management.

Management of credit risk is performed by the Risk Management Department targeting interbank transactions such as call and negotiable deposits. In the credit risk management system, we prescribe measurement of credit risks, monitoring and reporting, asset assessment, and risk assessment methods upon the introduction of new products and new business.

Credit Risk Management System

Divisions for risk management carry out measuring and monitoring of credit risk amounts, and report the status of risk amounts to the Executive Committee and Board of Directors on a monthly basis.

Asset assessment is performed at the headquarters responsible for subject assets with sufficient attention to ensuring the soundness of assets, and the results are reported to the Executive Committee and Board of Directors after going through an internal audit by the Internal Audit Department.

Market Risk Management System

Basic Policies and Management System for Market Risk Management

Mitsui Asset is a trust bank specializing in wholesale trusts with pension trusts and securities trusts as core businesses, and our policy is to take on only extremely limited risks as we limit market-related transactions to those related to cash flow and procurement of government bonds for settlement collateral; however, we stipulate frameworks for market risk management in the Rules for Market Risk Management and strive for proper management.

The target for market risk management comprehensively includes bond portfolios and cross-holding shares, etc., in banking operations.

In regard to market-related transactions, front office divisions execute transactions, while back office divisions confirm the content of transactions, and middle office divisions control the market risks. Each office category is independent of the

other, creating a cross check structure. The Risk Management Department as the middle office division, performs monitoring and reporting of overall market risks on a daily basis. This department is also responsible for preparing proposals and supervising market analysis operations that improve market risk management skills at the Bank.

Market risk is limited for Mitsui Asset, as we only own government bonds for settlement collateral, call transactions, and small-scale cross-holding shares.

Market risk amounts and BPV monitored by the middle office divisions are reported to the executives in charge on a daily basis, and the risk amount status is reported to the Executive Committee and the Board of Directors on a monthly basis.

Liquidity Risk Management and ALM Management

For cash flow risks, Mitsui Asset has set guidelines for cash gaps, and monitors compliance status. Through the roles of the Corporate Planning Department controlling cash flows and the Risk Management Department conducting risk management, we ensure that our management of cash flow risk is impeccable. As we do not engage in business such as acceptance of deposits from corporations and individuals as other banks, nor perform operations to invest in securities, etc., for the purpose of gaining profits, liquidity risk is limited to cash flows relating to the purchase of government bonds for settlement collateral.

For ALM as well, cash flow management is the main operation, and the Corporate Planning Department supervises overall ALM operations, and the Risk Management Department is responsible for management and analysis relating to ALM, such as risk monitoring.

Operational Risk Management System

Basic Policies for Operational Risk Management

Mitsui Asset applies three methods to restrict operational risk. First, the Bank identifies and analyzes risks. Second, the Bank formulates suitable rules to prevent the appearance of risks and ensures compliance thereof. Third, the Bank clarifies ways to tackle risk—should it emerge—and maintains a system for monitoring and reporting the appearance of risk. The Bank strives for proper operations through the preparation of Rules for Operational Risk Management.

Operational Risk Management System

The Risk Management Department supervises overall operational risk management, and, in collaboration with the Operations Administration Department, System Planning Department and Legal Department, etc., which are the respective managerial divisions of procedural, system and legal risk, strives to improve and upgrade the risk management system.

Operational Risk Management Method

In order to assess and ascertain the operational risk status inherent in each business, we carry out self-assessment (control self assessment, "CSA" hereinafter) of the status of each business line and control status relating to the risk twice per year. Each managerial division implements measures to prevent the appearance of risks, based on the recognition of operational risk in the business for which divisions are responsible and based on the results of CSA, including preparation of various rules and manuals, ensuring systems for mutual scrutiny and mutual checking, standardization and systemization of procedures, and restrictions on access to data. Through better functioning of such evaluation, ascertainment and reduction cycles, we strive to improve operational risk management. Additionally, for measurement of operational risk amounts, we use the actual loss amounts accrued as a result of the appearance of operational risks (internal loss data), external loss data for supplementing a lack of risk appearance phenomena and predicted amount of loss estimated on the basis of risk scenarios created as a result of CSA, and thus we are promoting improvement of more effective risk management systems including such frameworks for measurement.

Operational Risk Measurement Using CSA



Internal loss data
CSA
Assessment
Self-assessment of risk control status for each business
Reduction
Implementation of risk actualization preventive measures
Ascertainment
Ascertain location of risks based on self-assessment, etc.
Risk scenario
Operational risk measuring
External loss data

Risk Management Policies Regarding Equity Exposures in Bank Accounts

Basic Policies of Risk Management and the Risk Management System Regarding Equity Exposures

We have no equity exposures in principle but if we hold it as an exception, we perform management corresponding to its scale.

In the management system, the Risk Management Department performs measurement, monitoring and reporting of credit risk and market risk, and the Corporate Planning Department is in charge of supervision of asset assessment.

Risk Management Method

As to equity exposures as well, the risk management supervising divisions perform monitoring of the status of amounts of credit risk and market risk, and report the risk amount status to the Executive Committee and Board of Directors on a monthly basis.

Transaction Policies and Risk Management System Regarding Securitization Exposure

We do not engage in transactions applicable to either the case where we would be involved in establishment of underlying assets for securitization transactions as originator, or the case where we would acquire securitization exposure as investor by investment in securitization products.

Internal Audit System

At Mitsui Asset, the Internal Auditing Department, which is independent of actual operating departments, formulates internal auditing plans, in line with the policy set by Mitsui Trust Holdings for maintaining an internal auditing perspective consistent throughout the Group, and undertakes internal audits of all relevant head office and main sales departments as well as staffed representative offices, and verifies the suitability and effectiveness of such aspects as the internal control structure. The results of internal audits are reported to the Board of Directors and the Internal Control Executive Committee.

In addition, a system is in place for instructing a relevant operating unit to implement corrective measures, should problems appear in the internal control structure or other pertinent system of that unit.

Basel II Related Data

Mitsui Trust Holdings, Inc.

Table of Contents

Consolidated Data
Means of Capital Procurement 126
Credit Risk Weighted Assets 126
Operational Risks 126
Matters Concerning Scope of Consolidation 127
Matters Concerning Composition of Capital 128
Matters Concerning Capital Adequacy Levels 131
Matters Concerning Credit Risks 133
Matters Concerning Credit Risk Mitigation Measures 144
Matters Concerning Risks of Transaction Partners in Derivative Products Transactions and Long-term Settlement Period Transactions 145
Matters Concerning Securitization Exposure 146
Matters Concerning Equity Exposures including Investment in Bank Accounts 148
(Reference) Matters Concerning Equity Exposures including Investment in Trust Account with Compensation for Principal 149
Amount of Exposure Relating to Funds 149
Variation Amount of Profit/Loss or Economic Value from Interest Rate Shock used by the Group for Internal Management with Regard to Interest Rate Risk in Bank Accounts 149

Consolidated Data

Means of Capital Procurement

Common stock
Non-cumulative perpetual preferred stock
Non-dilutive preferred securities (including non-dilutive preferred securities with step-up interest rate provisions)
Perpetual subordinated bonds
Fixed-term subordinated bonds

Credit Risk Weighted Assets

1. Type of internal ratings-based approach to be used:

   the foundation internal ratings-based approach

2. Scope of application of the internal ratings-based approach and scope of application of the standardised approach:

   for calculation of credit risk weighted assets, the foundation internal ratings-based approach is used in principle, however, the following scope shall be exempted from application and the standardised approach is used.

   [Business units under the standardised approach]
   Assets not occurring incidental to credit transactions, or assets to which it is practically difficult to apply the internal ratings-based approach and besides there is little significance in credit risk management.

   [Assets under the standardised approach]
   Business units whose primary business is not credit business.
   22 companies within the scope of consolidation of the holding company are the business units for which application was excluded (as of end of March, 2007)

3. Phased roll-out application:

   For credit card receivables owned by Chuo Mitsui Card Co., Ltd., it is planned that the standardised approach will be used up to March 30, 2008, and on and after March 31, 2008, the foundation internal ratings-based approach will be applicable.

4. Rating agency used for the standardised approach:

   Rating and Investment Information, Inc.
   However, for corporate exposures, we apply 100% risk weight to all.

5. Securitization Exposure

   Credit risk weighted asset amount calculation method:

   - for those with external ratings: the external ratings-based approach
   - for those without external ratings but possible to ascertain the original assets that back up the relevant securitization exposure: supervisory formula
   - for those without external ratings and not possible to ascertain the original assets that back up the relevant securitization exposure: capital deduction

   Rating agency to be used:

   Rating and Investment Information, Inc.
   Japan Credit Rating Agency, Ltd.
   Moody's Investors Service Inc.
   Standard & Poor's Ratings Services
   Fitch Ratings Limited

Operational Risks

• Method used in calculation of operational risk equivalents:

   the standardised approach

Matters Concerning Scope of Consolidation

• Difference between companies that belong to the group of companies subject to calculation of the consolidated capital adequacy ratio (the "Holding Company Group") and companies included within the consolidation scope in accordance with the consolidated financial statements rules (Regulations for Terminology, Forms and Preparation of Consolidated Financial Statements)

The consolidated capital adequacy ratio is calculated by including financial subsidiaries that are not consolidated, since Article 5, Paragraph 2 of Consolidated Financial Statements Rules is applicable, and companies that adopt the method of pro rata consolidation pursuant to Article 21 of the Consolidated Capital Adequacy Ratio Notification, with the companies that are within the scope of consolidation in preparation of consolidated financial statements (p. 204)

• Of the Holding Company Group, the number of consolidated subsidiaries, name of principal consolidated subsidiaries, and descriptions of their primary businesses:

Number of consolidated subsidiaries: 27
Primary consolidated subsidiaries:
The Chuo Mitsui Trust and Banking Company, Limited (trust banking business)
Mitsui Asset Trust and Banking Company, Limited. (trust banking business)
Chuo Mitsui Guarantee Co., Ltd. (credit guarantee business)
Chuo Mitsui Card Co., Ltd. (credit card business)
Chuo Mitsui Leasing Co., Ltd. (lease business)
Chuo Mitsui Capital Co., Ltd. (private equity fund management business)
CMTB Equity Investments Co., Ltd. (securities operation management)
Chuo Mitsui Finance Service Co., Ltd. (loan business)

• Number of affiliates engaging in financial businesses applicable to Article 21 of the Consolidated Capital Adequacy Ratio Notification, names of primary affiliates engaging in financial businesses, and descriptions of their primary businesses

Number of affiliates, etc. engaging in financial businesses: 1
Name: Japan Trustee Services Bank, Ltd.
Primary businesses: trust banking business

• Number of companies subject to items for deduction indicated in a. to c. of Article 20, Paragraph 1, Item 2 of Consolidated Capital Adequacy Ratio Notification, names of primary companies, and descriptions of their primary businesses:

N.A.
Note that there are two companies that fall under Article 20, Paragraph 1, Item 2 d. of Consolidated Capital Adequacy Ratio Notification.

• Number of companies which belong to companies indicated in Article 52-23, Paragraph 1, Item 10 of Bank Law and that exclusively operate businesses indicated in a. of the relevant Item, or companies which belong to companies indicated in Item 11 of the relevant Paragraph, and that do not belong to the Holding Company Group and the names of the primary companies, and descriptions of the primary businesses:

N.A.

• Overview of restrictions relating to transfer of funds and capital inside Holding Company Group.

N.A.

• Of companies subject to items for deduction as indicated in a. to c. of Article 20, Paragraph 1, Item 2 of Consolidated Capital Adequacy Ratio Notification, names of companies that have less capital than regulatory required capital, and the total amount less than the required capital

N.A.

Matters Concerning Composition of Capital

Composition of Capital

(Millions of Yen)

Item	March 31, 2006 Former Standard	March 31, 2007 New Standard
Tier I capital		
Capital stock	261,579	261,608
Non-cumulative perpetual preferred stock of above	216,125	200,125
New stock application margin	—	—
Capital surplus	126,297	127,342
Retained earnings	265,817	378,780
Treasury stock (-)	1,090	195
Treasury stock application margin	—	—
Projected amount of distributed income (-)	—	9,003
Evaluation loss on other securities (-)	—	—
Foreign currency translation adjustment	(539)	53
Stock acquisition rights	—	—
Minority interests of consolidated subsidiaries and affiliates	104,831	103,543
Non-dilutive preferred securities issued by overseas SPCs among above	97,100	100,500
Trade right equivalent amount (-)	—	—
Consolidation goodwill (-)	8,965	—
Goodwill equivalent amount (-)	—	41,575
Intangible fixed asset equivalent posted by corporate consolidation, etc. (-)	—	—
Amount equivalent to capital increase due to securitization transactions (-)	—	43,673
Amount equivalent to 50% of the amount exceeding the expected loss amount from the qualifying reserve (-)	—	12,349
Total tier I capital before deduction of deferred tax assets (total amount of above respective items)	747,929	764,529
Amount of deferred tax assets deducted (-)	—	—
Total Tier I capital (A)	747,929	764,529
Non-dilutive preferred securities with step-up interest rate provisions of above (Note 2) (B)	29,600	33,000
Tier II capital		
Amount equivalent to 45% of difference between land revaluation amount and book value just before revaluation	—	—
General reserve for possible loan losses (Note 3)	38,477	25
Amount by which qualifying reserve exceeds expected loss amount (Note 4)	—	—
Liability type fundraising means	303,298	296,007
Perpetual subordinated bonds of above (Note 5)	146,069	146,507
Fixed-term subordinated bonds and fixed-term preferred stock (Note 6)	157,228	149,500
Amount not calculated into tier II capital (-)	—	—
Total Tier II capital (C)	341,775	296,033
Items for deduction (Note 7) (D)	2,883	18,727
Capital Amount (E) = (A) + (C) — (D)	1,086,822	1,041,835
<For Reference>		
Risk weighted assets, etc.		
Credit risk weighted asset amount		
Asset (on-balance sheet) items	7,526,945	6,882,127
Off-balance sheet transaction items	1,268,738	1,125,290
Amount arrived at by dividing operational risk equivalents by 8%	—	576,758
Amount arrived at by multiplying 25.0 {(amount arrived at by multiplying the rate prescribed in the Notification with former required capital) minus (amount of new required capital)} by 25.0	—	—
Total (F)	8,795,684	8,584,176
Consolidated Capital Adequacy Ratio (No.2 Standard (Domestic Standard)) = (E)/(F) x 100	12.35%	12.13%
(A)/(F) x 100	8.50%	8.90%
(B)/(A) x 100	3.95%	4.31%

Notes:

1. Composition of capital and capital adequacy ratio, etc. as of March 31, 2007 are calculated in accordance with Financial Services Agency Notification No. 20 of 2006 (the "Consolidated Capital Adequacy Ratio Notification"), and Composition of capital and capital adequacy ratio, etc. as of March 31, 2006 are calculated in accordance with Ministry of Finance Notification No. 62 of 1998 (the "Former Consolidated Capital Adequacy Ratio Notification").
2. Meaning those as provided in Article 17, Paragraph 2 of Consolidated Capital Adequacy Ratio Notification (Article 13, Paragraph 2 of Former Consolidated Capital Adequacy Ratio Notification), in other words, stock, etc., that has the probability of redemption including those adding a step-up interest rate and other special provisions (including non-dilutive preferred securities issued by overseas SPCs).
3. For March 31, 2007, amount of portion to which standardised approach is adopted is stated.
4. For trust account with compensation for principal, amount by which qualifying reserve exceeds expected loss amount is not posted.

5. Meaning liability fundraising means as indicated in Article 18, Paragraph 1, Item 3 of the Consolidated Capital Adequacy Ratio Notification (Article 14, Paragraph 1, Item 3 of the Former Consolidated Capital Adequacy Ratio Notification), and which have all the characteristics as indicated below:
   (1) Unsecured, subordinated to other liabilities, and already paid,
   (2) Not to be redeemed, except for in certain cases,
   (3) Should supplement loss while business is ongoing,
   (4) That for which interest payment obligation postponement is allowed.
6. These are those indicated in Article 18, Paragraph 1, Items 4 and 5 of the Consolidated Capital Adequacy Ratio Notification (Article 14, Paragraph 1, Items 4 and 5 of the Former Consolidated Capital Adequacy Ratio Notification). However, for fixed-term subordinated bonds, there is a limitation to those with redemption periods exceeding 5 years from the agreement.
7. Amount equivalent to intentional holding of fundraising means of other financial institutions as indicated in Article 20, Paragraph 1, Item 1 of the Consolidated Capital Adequacy Ratio Notification (Article 15, Paragraph 1, Item 1 of the Former Consolidated Capital Adequacy Ratio Notification), amount equivalent to investment in those set in Item 2 of the relevant paragraph (Article 15, Paragraph 1, Item 2 of the Former Consolidated Capital Adequacy Ratio Notification), and the amount that is to be deducted pursuant to the provisions of Items 3 to 6 thereof.
8. From the end of the 2002 consolidated fiscal term (March 31, 2003), as to internal management system relating to calculation of the consolidated capital adequacy ratio, we have received examination services by Deloitte Touche Tohmatsu. The relevant examination services were an implementation of examination procedures agreed upon between Tohmatsu and us, and were not an accounting audit in accordance with the GAAS, nor did we receive their opinion on the consolidated capital adequacy ratio itself, or internal controls relating to the calculation of the consolidated capital adequacy ratio (the abovementioned examination procedures were in accordance with the Japanese Institute of Certified Public Accountants, Committee on Audit by Business Type, Report No. 30)
9. Consolidated capital adequacy ratio (No. 1 Standard (equal to International Unified Standard)), which constitutes a condition for adoption and continuous use of the internal ratings-based approach as prescribed in Article 216 of the Consolidated Capital Adequacy Ratio Notification, is 13.36% (Tier 1 ratio: 8.36%)

We issued "preferred investment securities issued by foreign SPCs" as follows, and, as for non-dilutive preferred securities issued by MTH Preferred Capital 1 (Cayman) Limited, MTH Preferred Capital 3 (Cayman) Limited, MTH Preferred Capital 4 (Cayman) Limited and MTH Preferred Capital 5 (Cayman) Limited, we accounted for these in "tier I capital" of "Consolidated Capital Adequacy Ratio." As for non-dilutive preferred securities issued by MTH Preferred Capital 2 (Cayman) Limited, these are planned to be redeemed voluntarily in July 2007.

Issuer	MTH Preferred Capital 1 (Cayman) Limited	MTH Preferred Capital 2 (Cayman) Limited	MTH Preferred Capital 3 (Cayman) Limited
Types of securities issued	Dividend non-cumulative preferred stock	Dividend non-cumulative preferred securities	Dividend non-cumulative preferred stock
Redemption date	No provisions	No provisions	No provisions
Voluntary redemption	Redeemable voluntarily on each dividend payment date in July 2012 and thereafter (however, prior approval by supervising agencies is required)	Redeemable voluntarily on each dividend payment date in July 2007 and thereafter (however, prior approval by supervising agencies is required)	Redeemable voluntarily on each dividend payment date in July 2013 and thereafter (however, prior approval by supervising agencies is required)
Total issue amount	27.5 billion yen	29.6 billion yen	30.0 billion yen
Paid-in date	March 25, 2002	March 25, 2002	March 24, 2003
Dividend payment date	July 25 and January 25 every year	July 25 and January 25 every year	July 25 and January 25 every year
Dividend rate	Variable dividend (no step-up)	Variable dividend (however, on and after the dividend payment date that comes after July 2012, a step-up dividend will be added)	Variable dividend (no step-up)
Outline of conditions with regards to dividend payments	(1) A dividend on the Preferred Stock shall be paid within the scope of our distributable profit amount in the most recent fiscal year (if there is a dividend on our preferred stock, amount after deducting the amount) (2) Dividend occlusion conditions If any one of the following events is applicable, a dividend on the Preferred Stock shall not be paid: (i) When we did not pay a dividend on our preferred stock relating to the most recent fiscal year. (ii) When we deliver to the issuer a certificate to the effect that we are in a state of insolvency. (iii) When our capital adequacy ratio is below the standard required under the regulations. (iv) When we issue instructions not to pay dividend to issuer. (3) Compulsory dividend When we distribute a dividend on the common stock of the Company relating to the most recent fiscal year, a dividend on the Preferred Stock shall be made in the entire amount. However, the restrictions as in (1) and (2) (ii) (iii) above shall be applicable.	Same as left	Same as left
Right to claim the remaining assets	Shareholders of the Preferred Stock shall hold the right to claim the remaining assets of the same priority order as the Preferred Stock	Same as left	Same as left

Issuer	MTH Preferred Capital 4 (Cayman) Limited	MTH Preferred Capital 5 (Cayman) Limited
Types of securities issued	Dividend non-cumulative preferred stock	Dividend non-cumulative non-dilutive preferred securities
Redemption date	No provisions	No provisions
Voluntary redemption	Redeemable voluntarily on each dividend payment date in July 2014 and thereafter (however, prior approval by supervising agencies is required)	Redeemable voluntarily on each dividend payment date in July 2017 and thereafter (however, prior approval by supervising agencies is required)
Total issue amount	10.0 billion yen	33.0 billion yen
Paid-in date	March 22, 2004	March 1, 2007
Dividend payment date	July 25 and January 25 every year	July 25 and January 25 every year
Dividend rate	Variable dividend (no step-up)	Fixed dividend initially (however, on and after the dividend payment date that comes after July 2017, variable dividend will be applied and a step-up dividend will be added)
Outline of conditions with regards to dividend payments	(1) A dividend on the Preferred Stock shall be paid within the scope of our distributable profit amount in the most recent fiscal year (if there is a dividend on our preferred stock, amount after deducting the amount) (2) Dividend occlusion conditions If any one of the following events is applicable, a dividend on Preferred Stock shall not be paid: (i) When we did not pay a dividend on our preferred stock relating to the most recent fiscal year. (ii) When we deliver to the issuer a certificate to the effect that we are in a state of insolvency. (iii) When our capital adequacy ratio is below the standard required under the regulations, (iv) When we issue instructions not to pay dividend to issuer. (3) Compulsory dividend When we distribute a dividend on the common stock of the Company relating to the most recent fiscal year, a dividend on the Preferred Stock shall be made in the entire amount. However, the restrictions as in (1) and (2) (ii) (iii) above shall be applicable.	Same as left
Right to claim the remaining assets	Shareholders of the Preferred Stock shall hold the right to claim the remaining assets which is essentially at the same priority order as the Preferred Stock	Same as left

Matters Concerning Capital Adequacy Levels
Required Capital Amount

(1) Required capital amount for credit risks (amount in (2) (3) shall be excluded)

(Millions of Yen)

Classification	March 31, 2007
Portfolio applicable to the standardised approach	12,433
Business units under the standardised approach	10,963
Mitsui Asset Trust and Banking Company, Limited	2,740
Japan Trustee Service Bank, Ltd.	5,110
CMTB Facilities K.K.	2,507
Chuo Mitsui Asset Management Co., Ltd.	160
Tokyo Securities Transfer Agent Co., Ltd.	104
Chuo Mitsui Stock Transfer Agency Business Co., Ltd.	145
Chuo Mitsui Realty Co., Ltd.	97
Other	96
Assets under the standardised approach	1,083
Accrued income	959
Prepaid expenses	70
Other assets	52
Exposures under the standardised approach	387
Credit card receivables held by Chuo Mitsui Card Co., Ltd. (Note 1)	387
Portfolio applicable to the internal ratings-based approach	579,718
Corporate exposures	463,381
Sovereign exposures	1,449
Bank exposures	28,490
Residential mortgage exposures	27,474
Qualifying revolving retail exposures	1,133
Other retail exposures	23,547
Other exposures (Note 2)	34,242
Securitization exposure	61,751
Total (A)	653,904

Notes:
1. Shopping receivables, cash advance receivables, credit card incidental card loan receivables and receivables incidental to those.
2. Exposure regarding purchased receivables, unsettled transactions, lease transactions and other assets.
3. Calculation method of required capital amount for the credit risk is as follows (though the Group uses the No. 2 Standards (equal to domestic standards), as we have adopted the foundation internal ratings-based approach, we use 8% for calculation of the required capital amount)
   Portfolio which the standardised approach is applicable: amount of credit risk weighted asset x 8% + capital deduction amount
   Portfolio which the internal ratings-based approach is applicable and securitization exposure: (amount of credit risk weighted asset x 1.06) x 8% + expected loss amount + capital deduction amount

(2) Required capital amount for the credit risk relating to equity exposures applicable to the internal ratings-based approach

(Millions of Yen)

Classification	March 31, 2007
Market-based approach	43,993
Simple risk weight method	43,993
PD/LGD approach	16,706
Those applicable to grandfathering (Note 1)	46,589
Total (B)	107,810

Notes:
1. Amount of credit risk weighted assets is calculated by placing risk weight as being 100%, pursuant to Article 13 of Supplementary Rules of Consolidated Capital Adequacy Ratio Notification
2. Calculation method of required capital amount to credit risk relating to equity exposures applicable to the internal ratings-based approach is as follows (though the Group uses the No. 2 Standards (equal to domestic standards), as we have adopted the foundation internal ratings-based approach, we use 8% for calculation of the required capital amount)
   Those applicable to simple risk weight method of the market-based approach: (amount of credit risk weighted asset x 1.06) x 8% + capital deduction amount
   Those applicable to the PD/LGD approach: (amount of credit risk weighted asset x 1.06) x 8% + expected loss amount + capital deduction amount
   Those applicable to grandfathering: (amount of credit risk weighted asset x 1.06) x 8% + capital deduction amount

(3) Required capital amount for the credit risk relating to funds

(Millions of Yen)

Calculation Method	March 31, 2007
Look-through formula	76,735
Modified simple majority method	6,013
Operational standards method	10
Simple risk weight method	—
Those applicable to 400% risk weight	—
Those applicable to 1250% risk weight	—
Total (C)	82,759

Note: Calculation method of required capital amount for the credit risk relating to funds is as follows (though the Group uses the No. 2 Standards (equal to domestic standards), as we have adopted the foundation internal ratings-based approach, we use 8% for calculation of the required capital amount)
Look-through formula: (amount of credit risk weighted asset x 1.06) x 8% + expected loss amount + capital deduction amount
Other than look-through formula: (amount of credit risk weighted asset x 1.06) x 8% + capital deduction amount

(4) Required capital amount for operational risks

(Millions of Yen)

Classification	March 31, 2007
Standardised approach	46,140
Total (D)	46,140

(5) Total amount of consolidated required capital

(Millions of Yen)

Classification	March 31, 2007
Total amount of consolidated required capital (Note 1)	686,734

Notes:
1. (Total amount of credit risk weighted asset + Operational risk equivalents/8%) x 8%
2. Though the Group uses the No. 2 Standards (equal to domestic standards), as we have adopted the foundation internal ratings-based approach, we use 8% for calculation of the total amount of consolidated required capital.

Matters Concerning Credit Risks

(except for exposure relating to funds and securitization exposure)

Term-end Balance of Exposure Relevant to Credit Risks and Breakdown by Primary Types

(Millions of Yen)

Classification	March 31, 2007
Standardised approach	668,188
Loaned money, call loans, deposits, etc.	398,229
Securities	269,212
Derivative transactions	—
Off-balance sheet transactions	745
Commitment	—
Trusts with compensation for principal	—
Repo-style transactions	—
Other	745
Internal ratings-based approach	12,698,602
Loaned money, call loans, deposits, etc.	7,943,756
Securities	2,791,610
Derivative transactions	64,763
Off-balance sheet transactions	1,898,470
Commitment	361,538
Trusts with compensation for principal	696,845
Repo-style transactions	49,943
Other	790,142
Total	13,366,790

Notes:
1. The following values are used for above term-end balance:
   (1) On-balance sheet transactions: amount gained by deducting partial direct write-off from amount of depreciation; however, for application exclusion portion (standardised approach), amount gained by deducting valuation gains on other securities from amount posted on consolidated balance sheet,
   (2) Off-balance sheet transactions: credit equivalents; however, for repo-style transactions, exposure at default after credit risk mitigation,
   (3) Derivative transactions: credit equivalents,
   (4) Trust with compensation for principal: amount gained by deducting partial direct write-off from amount of exposure at default,
2. Equity exposures and other assets, etc. as provided in Article 156 of the Consolidated Capital Adequacy Ratio Notification (prepaid pension expenses, fixed assets, deferred tax assets, etc.) of 384,692 million yen, and exposure relevant to lease transactions, 6,508 million yen, is not included in above.
3. The internal ratings-based approach application exclusion portion and staged application portion is described in the standardised approach.
4. As this is the first year for application of Financial Services Agency Notification No. 15 of 2007, we have no data for calculation of the average balance of exposure during the term, so we do not disclose the average balance.

(1) Term-end Balance of Exposure by Region and Breakdown by Primary Types

(Millions of Yen)

Classification	March 31, 2007
Domestic	12,052,469
Loaned money, call loans, deposits, etc.	7,599,239
Securities	2,586,135
Derivative transactions	14,060
Off-balance sheet transactions	1,853,035
Commitment	353,365
Trusts with compensation for principal	696,814
Repo-style transactions	14,603
Other	788,251
Overseas	1,314,320
Loaned money, call loans, deposits, etc.	742,748
Securities	474,687
Derivative transactions	50,703
Off-balance sheet transactions	46,180
Commitment	8,172
Trusts with compensation for principal	31
Repo-style transactions	35,340
Other	2,636
Total	13,366,790

Notes:
1. The following values are used for above term-end balance:
   (1) On-balance sheet transactions: amount gained by deducting partial direct write-off from amount of depreciation; however, for application exclusion portion (standardised approach), amount gained by deducting valuation gains on other securities from amount posted on consolidated balance sheet,
   (2) Off-balance sheet transactions: credit equivalents; however, for repo-style transactions, exposure at default after credit risk mitigation,
   (3) Derivative transactions: credit equivalents,
   (4) Trust with compensation for principal: amount gained by deducting partial direct write-off from amount of exposure at default,
2. Equity exposures and other assets, etc. as provided in Article 156 of the Consolidated Capital Adequacy Ratio Notification (prepaid pension expenses, fixed assets, deferred tax assets, etc.) of 384,692 million yen, and exposure relevant to lease transactions, 6,508 million yen, is not included in above.

(2) Term-end Balance of Exposure by Business Type and Breakdown by Primary Type

(Millions of Yen)

Business Type	March 31, 2007
Sovereign	3,533,661
Central government	3,104,892
Loaned money, call loans, deposits, etc.	281,368
Securities	2,249,323
Derivative transactions	—
Off-balance sheet transactions	574,200
Commitment	—
Trusts with compensation for principal	24
Repo-style transactions	—
Other	574,176
Local public organizations	59,322
Loaned money, call loans, deposits, etc.	18,634
Securities	3,089
Derivative transactions	—
Off-balance sheet transactions	37,598
Commitment	—
Trusts with compensation for principal	6,917
Repo-style transactions	—
Other	30,681
Other	369,446
Loaned money, call loans, deposits, etc.	293,838
Securities	57,620
Derivative transactions	—
Off-balance sheet transactions	17,987
Commitment	—
Trusts with compensation for principal	11,618
Repo-style transactions	—
Other	6,369
Financial institutions	1,194,355
Loaned money, call loans, deposits, etc.	627,246
Securities	461,223
Derivative transactions	38,980
Off-balance sheet transactions	66,904
Commitment	14,065
Trusts with compensation for principal	1,777
Repo-style transactions	49,860
Other	1,201
Business corporations	6,272,216
Loaned money, call loans, deposits, etc.	5,112,095
Securities	289,567
Derivative transactions	25,783
Off-balance sheet transactions	844,771
Commitment	327,438
Trusts with compensation for principal	342,386
Repo-style transactions	83
Other	174,862
Individual	2,084,062
Loaned money, call loans, deposits, etc.	1,726,309
Securities	—
Derivative transactions	—
Off-balance sheet transactions	357,753
Commitment	20,034
Trusts with compensation for principal	334,121
Repo-style transactions	—
Other	3,597

(continues to right column)

(continued from left column)

(Millions of Yen)

Business Type	March 31, 2007
Special international financial transaction account portion	282,493
Loaned money, call loans, deposits, etc.	282,493
Securities	—
Derivative transactions	—
Off-balance sheet transactions	—
Commitment	—
Trusts with compensation for principal	—
Repo-style transactions	—
Other	—
Total	13,366,790

Notes:

1. The following values are used for above term-end balance:
   (1) On-balance sheet transactions: amount gained by deducting partial direct write-off from amount of depreciation; however, for application exclusion portion (standardised approach), amount gained by deducting valuation gains on other securities from amount posted on consolidated balance sheet,
   (2) Off-balance sheet transactions: credit equivalents; however, for repo-style transactions, exposure at default after credit risk mitigation,
   (3) Derivative transactions: credit equivalents,
   (4) Trust with compensation for principal: amount gained by deducting partial direct write-off from amount of exposure at default,
2. Equity exposures and other assets, etc. as provided in Article 156 of the Consolidated Capital Adequacy Ratio Notification (prepaid pension expenses, fixed assets, deferred tax assets, etc.) of 384,692 million yen, and exposure relevant to lease transactions, 6,508 million yen, is not included in above.

(Reference) Term-end Balance of Exposure by Business Type Relevant to Business Corporations and Breakdown by Primary Type

(Millions of Yen)

Business Type	March 31, 2007
Manufacturing	972,033
Loaned money, call loans, deposits, etc.	741,599
Securities	46,050
Derivative transactions	2,376
Off-balance sheet transactions	182,007
Commitment	137,915
Trusts with compensation for principal	18,649
Repo-style transactions	—
Other	25,443
Agriculture	975
Loaned money, call loans, deposits, etc.	971
Securities	—
Derivative transactions	0
Off-balance sheet transactions	3
Commitment	—
Trusts with compensation for principal	3
Repo-style transactions	—
Other	—
Forestry	215
Loaned money, call loans, deposits, etc.	215
Securities	—
Derivative transactions	—
Off-balance sheet transactions	—
Commitment	—
Trusts with compensation for principal	—
Repo-style transactions	—
Other	—
Fishery	4,349
Loaned money, call loans, deposits, etc.	4,347
Securities	—
Derivative transactions	2
Off-balance sheet transactions	—
Commitment	—
Trusts with compensation for principal	—
Repo-style transactions	—
Other	—
Mining industry	15,727
Loaned money, call loans, deposits, etc.	4,563
Securities	—
Derivative transactions	23
Off-balance sheet transactions	11,140
Commitment	—
Trusts with compensation for principal	16
Repo-style transactions	—
Other	11,124
Construction	132,839
Loaned money, call loans, deposits, etc.	94,973
Securities	4,507
Derivative transactions	234
Off-balance sheet transactions	33,123
Commitment	29,056
Trusts with compensation for principal	2,775
Repo-style transactions	—
Other	1,291

(continues to right column)

(continued from left column) (Millions of Yen)

Business Type	March 31, 2007
Electricity, gas, heating, water	153,502
Loaned money, call loans, deposits, etc.	136,585
Securities	310
Derivative transactions	288
Off-balance sheet transactions	16,317
Commitment	6,035
Trusts with compensation for principal	7,328
Repo-style transactions	—
Other	2,953
Information communications	56,156
Loaned money, call loans, deposits, etc.	46,956
Securities	3,657
Derivative transactions	119
Off-balance sheet transactions	5,422
Commitment	5,187
Trusts with compensation for principal	216
Repo-style transactions	—
Other	18
Transportation	596,622
Loaned money, call loans, deposits, etc.	534,864
Securities	29,685
Derivative transactions	2,034
Off-balance sheet transactions	30,037
Commitment	19,739
Trusts with compensation for principal	10,001
Repo-style transactions	—
Other	296
Wholesale and retail	523,777
Loaned money, call loans, deposits, etc.	486,132
Securities	11,167
Derivative transactions	1,354
Off-balance sheet transactions	25,123
Commitment	16,426
Trusts with compensation for principal	5,196
Repo-style transactions	—
Other	3,500
Finance and insurance	1,214,827
Loaned money, call loans, deposits, etc.	1,091,168
Securities	1,231
Derivative transactions	15,408
Off-balance sheet transactions	107,019
Commitment	37,870
Trusts with compensation for principal	10,771
Repo-style transactions	83
Other	58,293
Real estate	1,571,673
Loaned money, call loans, deposits, etc.	1,330,311
Securities	142,239
Derivative transactions	2,742
Off-balance sheet transactions	96,380
Commitment	54,163
Trusts with compensation for principal	24,883
Repo-style transactions	—
Other	17,333

(continues to p. 136)

(continued from p. 135)

(Millions of Yen)

Business Type	March 31, 2007
Various services	523,508
Loaned money, call loans, deposits, etc.	441,434
Securities	50,701
Derivative transactions	1,030
Off-balance sheet transactions	30,341
Commitment	8,581
Trusts with compensation for principal	7,897
Repo-style transactions	—
Other	13,862
Other	525,928
Loaned money, call loans, deposits, etc.	217,892
Securities	14
Derivative transactions	168
Off-balance sheet transactions	307,853
Commitment	12,462
Trusts with compensation for principal	254,645
Repo-style transactions	—
Other	40,746
Total	6,272,216

Notes:

1. The following values are used for above term-end balance:
   (1) On-balance sheet transactions: amount gained by deducting partial direct write-off from amount of depreciation; however, for application exclusion portion (standardised approach), amount gained by deducting valuation gains on other securities from amount posted on consolidated balance sheet,
   (2) Off-balance sheet transactions: credit equivalents; however, for repo-style transactions, exposure at default after credit risk mitigation,
   (3) Derivative transactions: credit equivalents,
   (4) Trust with compensation for principal: amount gained by deducting partial direct write-off from amount of exposure at default,
2. Equity exposures and other assets, etc. as provided in Article 156 of the Consolidated Capital Adequacy Ratio Notification (prepaid pension expenses, fixed assets, deferred tax assets, etc.) of 384,692 million yen, and exposure relevant to lease transactions, 6,508 million yen, is not included in above.

(3) Term-end Balance of Exposure by Remaining Period and Breakdown by Primary Type

(Millions of Yen)

Remaining Period	March 31, 2007
1 year or shorter	4,152,611
Loaned money, call loans, deposits, etc.	2,958,325
Securities	317,516
Derivative transactions	18,652
Off-balance sheet transactions	858,116
Commitment	117,151
Trusts with compensation for principal	62,542
Repo-style transactions	16,248
Other	662,174
Over 1 year to 3 years or shorter	1,953,057
Loaned money, call loans, deposits, etc.	1,513,518
Securities	201,195
Derivative transactions	4,293
Off-balance sheet transactions	234,049
Commitment	204,898
Trusts with compensation for principal	21,520
Repo-style transactions	459
Other	7,171
Over 3 years to 5 years or shorter	2,702,498
Loaned money, call loans, deposits, etc.	1,417,031
Securities	1,233,353
Derivative transactions	5,210
Off-balance sheet transactions	46,903
Commitment	24,073
Trusts with compensation for principal	20,508
Repo-style transactions	109
Other	2,212
Over 5 years to 7 years or shorter	1,093,241
Loaned money, call loans, deposits, etc.	444,067
Securities	608,087
Derivative transactions	1,971
Off-balance sheet transactions	39,115
Commitment	8,503
Trusts with compensation for principal	28,074
Repo-style transactions	—
Other	2,536
Over 7 years	3,234,797
Loaned money, call loans, deposits, etc.	1,969,466
Securities	652,357
Derivative transactions	34,636
Off-balance sheet transactions	578,336
Commitment	6,560
Trusts with compensation for principal	425,407
Repo-style transactions	33,127
Other	113,241

(continues to right column)

(continued from left column)

(Millions of Yen)

Remaining Period	March 31, 2007
With no provision for period	230,583
Loaned money, call loans, deposits, etc.	38,817
Securities	49,071
Derivative transactions	—
Off-balance sheet transactions	142,694
Commitment	350
Trusts with compensation for principal	138,792
Repo-style transactions	—
Other	3,551
Total	13,366,790

Notes:

1. The following values are used for above term-end balance:
   (1) On-balance sheet transactions: amount gained by deducting partial direct write-off from amount of depreciation; however, for application exclusion portion (standardised approach), amount gained by deducting valuation gains on other securities from amount posted on consolidated balance sheet,
   (2) Off-balance sheet transactions: credit equivalents; however, for repo-style transactions, exposure at default after credit risk mitigation,
   (3) Derivative transactions: credit equivalents,
   (4) Trust with compensation for principal: amount gained by deducting partial direct write-off from amount of exposure at default,
2. Equity exposures and other assets, etc. as provided in Article 156 of the Consolidated Capital Adequacy Ratio Notification (prepaid pension expenses, fixed assets, deferred tax assets, etc.) of 384,692 million yen, and exposure relevant to lease transactions, 6,508 million yen, is not included in above.

Term-end Balance of Exposures Three Months or Longer Overdue and Exposures in Default and Breakdown by Primary Type

(1) Term-end balance of exposure by region

(Millions of Yen)

Classification	March 31, 2007		
	Domestic	Overseas	Total
Exposures three months or longer overdue (those applying to standardised approach)	126	—	126
Exposures in default (those applying to the internal ratings-based approach)	172,615	5,797	178,413
Total	172,742	5,797	178,540

Notes:
1. Equity exposures is not included in the above.
2. Internal ratings-based approach application exclusion portion and staged application portion is described in the standardised approach.

(2) Term-end balance of exposure by business type

(i) Exposures three months or longer overdue (those applicable to standardised approach)

(Millions of Yen)

Business Type	March 31, 2007
Sovereign	—
Central government	—
Local public organizations	—
Other	—
Financial institutions	—
Business corporations	0
Manufacturing	0
Agriculture	—
Forestry	—
Fishery	—
Mining industry	—
Construction	0
Electricity, gas, heating, water	—
Information communications	0
Transportation	—
Wholesale and retail	0
Finance and insurance	—
Real estate	—
Various services	0
Other	—
Individual	125
Special international financial transaction account portion	—
Total	126

Note:
Equity exposures is not included in the above.

(ii) Exposures in default (those applicable to the internal ratings-based approach)

(Millions of Yen)

Business Type	March 31, 2007
Sovereign	121
Central government	86
Local public organizations	—
Other	35
Financial institutions	—
Business corporations	148,877
Manufacturing	7,383
Agriculture	—
Forestry	—
Fishery	—
Mining industry	—
Construction	9,447
Electricity, gas, heating, water	223
Information communications	514
Transportation	90,981
Wholesale and retail	11,763
Finance and insurance	—
Real estate	13,332
Various services	10,975
Other	4,255
Individual	23,857
Special international financial transaction account portion	5,557
Total	178,413

Note:
Equity exposures is not included in the above.

Term-end Balance and Amount of Variance during the Term of General Reserve for Possible Loan Losses, Respective Reserve for Possible Loan Losses, and Specified Overseas Receivables Reserve Account

(1) Balance of reserve by region

(Millions of Yen)

Type of Reserve	FY2006	
	Term end Balance	Variance during Term
General reserve for possible loan losses	57,280	18,803
Respective reserve for possible loan losses (-)	17,166	(4,497)
Domestic	15,931	(4,420)
Overseas	1,235	(76)
Specified overseas receivables reserve account	526	(61)
Total	74,974	14,244

Notes:
1. Above is a description of the value in bank account.
2. General reserve for possible loan losses is not managed by region.

(2) Balance of respective reserve for possible loan losses by business type

(Millions of Yen)

Business Type	FY2006	
	Term end Balance	Variance during Term
Sovereign	—	—
Central government	—	—
Local public body	—	—
Other	—	—
Financial institutions	—	—
Business corporations	13,866	(4,643)
Manufacturing	812	(785)
Agriculture	—	—
Forestry	—	—
Fishery	—	—
Mining industry	—	—
Construction	4,381	3,465
Electricity, gas, heating, water	—	(22)
Information communications	—	—
Transportation	1,251	(2,248)
Wholesale and retail	863	513
Finance and insurance	—	—
Real estate	98	(1,736)
Various services	5,219	(3,755)
Other	1,239	(74)
Individual	3,300	927
Special international financial transaction account portion	—	—
Other	—	(781)
Total	17,166	(4,497)

Notes:
1. General reserve for possible loan losses and specified overseas receivables reserve account are not managed by business type.
2. Portion for CMTB General Servicing Co., Ltd., which the company transferred to CMTB during this term.

Amount of Loan Amortized by Business Type

(Millions of Yen)

Business Type	Amount of loan amortized for FY2006
Sovereign	—
Central government	—
Local public organizations	—
Other	—
Financial institutions	0
Business corporations	8,381
Manufacturing	1,677
Agriculture	—
Forestry	—
Fishery	—
Mining industry	—
Construction	549
Electricity, gas, heating, water	25
Information communications	210
Transportation	404
Wholesale and retail	1,272
Finance and insurance	61
Real estate	568
Various services	3,584
Other	26
Individual	4,141
Special international financial transaction account portion	—
Total	12,523

Note:
Amount of loan amortized for trust account with compensation for principal is included in the above.

Balance by Risk Weight Classification for Exposure Applicable to Standardised Approach

(Millions of Yen)

Risk Weight	March 31, 2007		
		Rating applicable	Rating not applicable [Note]
0%	301,182	—	301,182
Over 0% to 10%	25	—	25
Over 10% to 35%	330,961	107	330,853
Over 35% to 75%	6,510	—	6,510
Over 75% to 100%	84,148	—	84,148
Over 100% to 150%	126	—	126
Capital deduction	—	—	—
Total	722,955	107	722,848

Note: The Group has registered for application of special exceptions in Article 45 of Consolidated Capital Adequacy Ratio Notification as to Exposure oriented to corporations, etc., so risk weight is uniformly 100%. The exposures applicable to the relevant special exceptions are described in the "rating not applicable" column.

Matters Concerning Exposures Applicable to the Internal Ratings-based Approach

(1) Balance of specialized lending using slotting criteria

(Millions of Yen)

Risk Weight	March 31, 2007
0%	607
50%	264,316
70%	441,751
90%	4,092
115%	16,657
250%	47,891
Total	775,318

Note: The Group does not hold loans for commercial real estate (with high volatility).

(2) Balance of equity exposures using simple risk weight method of the market-based approach

(Millions of Yen)

Risk Weight	March 31, 2007
300%	170,955
400%	1,479
Total	172,435

Note: As for balance of equity exposures classified into other securities, smaller amount of either, the amount posted on the consolidated balance sheet or acquisition cost. For balance of equity exposures that is not classified into other securities, the amount posted on the consolidated balance sheet is used.

Matters Concerning Portfolio Applicable to the Internal Ratings-based Approach

(1) Corporate exposures

(Millions of Yen)

Classification	PD Estimated Value Weighted Average	LGD Estimated Value Weighted Average	Risk Weight Weighted Average	EAD Estimated Value [Note 1]	
				On-balance Sheet Asset Items	Off-balance Sheet Asset Items
Normal business	0.35%	44.49%	47.58%	3,834,623	837,396
Party requiring attention (except for party requiring management)	10.75%	43.26%	191.75%	546,958	131,905
Party requiring management	100.00%	42.56%		103,908	4,625
Party with possibility of collapse	100.00%	41.12%		32,272	14,865
Substantially collapsed party/collapsed party	100.00%	44.17%		38,845	8,477
Total	5.26%	44.27%	63.44%	4,556,608	997,270

Notes:
1. EAD Estimated value is an amount that took into consideration the effect of the credit risk reduction method.
2. Eleven internal ratings stages are integrated into five debtor classifications and indicated.
3. PD estimated value weighted average, LGD estimated value weighted average, and risk weight weighted average are either the estimated value of the respective internal ratings weighted with EAD estimated value, or the risk weight of the respective internal ratings weighted with EAD estimated value.

(2) Sovereign exposures

(Millions of Yen)

Classification	PD Estimated Value Weighted Average	LGD Estimated Value Weighted Average	Risk Weight Weighted Average	EAD Estimated Value (Note 1)	
				On-balance Sheet Asset Items	Off-balance Sheet Asset Items
Normal borrowers	0.00%	44.92%	0.00%	2,601,299	628,985
Party requiring attention (except for party requiring management)	15.55%	45.00%	220.02%	27	—
Party requiring management	100.00%	45.00%		3,056	55
Party with possibility of collapse	—	—		—	—
Substantially collapsed party/collapsed party	100.00%	45.00%		35	6
Total	0.09%	44.92%	0.01%	2,604,419	629,047

Notes:
1. EAD Estimated value is an amount that took into consideration the effect of the credit risk reduction method.
2. Eleven internal ratings stages are integrated into five debtor classifications and indicated.
3. PD estimated value weighted average, LGD estimated value weighted average, and risk weight weighted average are either the estimated value of the respective internal ratings weighted with EAD estimated value, or the risk weight of the respective internal ratings weighted with EAD estimated value.

(3) Bank exposures

(Millions of Yen)

Classification	PD Estimated Value Weighted Average	LGD Estimated Value Weighted Average	Risk Weight Weighted Average	EAD Estimated Value (Note 1)	
				On-balance Sheet Asset Items	Off-balance Sheet Asset Items
Normal borrowers	0.06%	45.13%	21.07%	908,420	103,980
Party requiring attention (except for party requiring management)	7.42%	52.47%	214.10%	40,053	128
Party requiring management	—	—		—	—
Party with possibility of collapse	—	—		—	—
Substantially collapsed party/collapsed party	—	—		—	—
Total	0.34%	45.41%	28.44%	948,474	104,108

Notes:
1. EAD Estimated value is an amount that took into consideration the effect of the credit risk reduction method.
2. Eleven internal ratings stages are integrated into five debtor classifications and indicated.
3. PD estimated value weighted average, LGD estimated value weighted average, and risk weight weighted average are either the estimated value of the respective internal ratings weighted with EAD estimated value, or the risk weight of the respective internal ratings weighted with EAD estimated value.

(4) Equity exposures using PD/LGD approach

(Millions of Yen)

Classification	PD Estimated Value Weighted Average	LGD Estimated Value Weighted Average	Risk Weight Weighted Average	EAD Estimated Value (Note 1)	
				On-balance Sheet Asset Items	Off-balance Sheet Asset Items
Normal borrowers	0.19%	90.00%	190.15%	79,613	24,974
Party requiring attention (except for party requiring management)	7.42%	90.00%	428.24%	1,589	—
Party requiring management	100.00%	90.00%		0	—
Party with possibility of collapse	—	—		—	—
Substantially collapsed party/collapsed party	—	—		—	—
Total	0.30%	90.00%	193.72%	81,203	24,974

Notes:
1. EAD Estimated value is an amount that took into consideration the effect of the credit risk reduction method.
2. Eleven internal ratings stages are integrated into five debtor classifications and indicated.
3. PD estimated value weighted average, LGD estimated value weighted average, and risk weight weighted average are either the estimated value of the respective internal ratings weighted with EAD estimated value, or the risk weight of the respective internal ratings weighted with EAD estimated value.

(5) Exposure relating to purchased receivables

(Millions of Yen)

Risk Weight Weighted Average	EAD Estimated Value (Note 1)	
	On-balance Sheet Asset Items	Off-balance Sheet Asset Items
33.70%	185,485	555

Notes:
1. EAD Estimated value is an amount that takes into consideration the effect of credit risk reduction method.
2. This description is about exposure oriented to purchase business corporations that do not use top-down approach.
3. Risk weight weighted average is a value of risk weight weighted with EAD dilution.

(6) Residential mortgage exposures, qualifying revolving retail exposures, and other retail exposures.

(Millions of Yen)

Types of exposure	PD estimated value weighted average	LGD estimated value weighted average	Risk weight weighted average	EAD estimated value: On-balance sheet asset items	EAD estimated value: Off-balance sheet asset items	Commitment pre-withdrawal amount	Weighted average of estimated value of assessment rate which is to be multiplied by the non-withdrawal amount to the left
Residential loan							
No term-beginning delay	0.18%	40.66%	14.82%	1,560,694	61,917	4,475	100.00%
Term-beginning delay	25.82%	40.94%	251.31%	9,974	813	—	—
Default	100.00%	41.17%	32.73%	7,585	1,009	—	—
Consumption loan							
No term-beginning delay	1.46%	64.83%	57.68%	32,082	29,119	68,780	27.06%
Term-beginning delay	26.64%	63.71%	184.74%	698	106	—	—
Default	100.00%	33.43%	114.84%	1,916	1,502	164	17.45%
Business type loan							
No term-beginning delay	2.86%	47.44%	64.58%	102,649	123,979	729	100.00%
Term-beginning delay	20.81%	49.75%	103.58%	978	905	—	—
Default	100.00%	49.93%	0.00%	2,092	2,182	—	—
Other							
Other than default	0.33%	14.59%	15.73%	1,544	2,197	238	100.00%
Default	100.00%	61.66%	—	76	66	22	100.00%
Total	1.55%	42.19%	23.66%	1,720,292	223,800	74,411	32.40%

Notes:
1. EAD Estimated value is an amount that takes into consideration the effect of credit risk reduction method.
2. Segmented pool classification is integrated into above classifications and shown.
3. PD estimated value weighted average, LGD estimated value weighted average, risk weight weighted average, and weighted average of estimated value of assessment rate by which to multiply the pre-withdrawal amount to the left are estimated values or risk weight by respective pool classifications weighted with EAD estimated value.

Actual value of loss of portfolio applicable to the internal ratings-based approach in the most recent term / actual value of the relevant term, and comparison with past actual value

(Millions of Yen)

Classification	Actual loss amount for FY2005	Actual loss amount for FY2006	Comparison with actual loss amount for previous year
Corporate exposures	104,033	47,428	(56,604)
Sovereign exposures	717	771	53
Bank exposures	—	—	—
Equity exposures applicable to the PD/LGD approach	—	—	—
Residential mortgage exposures	2,529	2,320	(208)
Qualifying revolving retail exposures	605	294	(310)
Other retail exposures	5,412	4,470	(942)
Total	113,297	55,285	(58,012)

Note: Actual loss amount is a total of the following amounts relating to exposures in default, not including reversal of reserve:
General reserve for possible loan losses provision amount, special reserve provision amount debt, rewrite-off reserve provision amount, special foreign receivables reserve account provision amount, credit risk adjusted amount relating to derivatives (up to here, portion for party requiring management), respective reserve for possible loan losses provision amount, reserve for contingent loss provision amount, debt write-off, loss on sale of receivables, loss on waiver of receivables, amount relating to equity exposures applicable to the PD/LGD approach, loss on sale.

[Analysis of Factors]

Actual loss amount for the most recent term, FY2006, decreased by 58.0 billion yen compared to FY2005, centering on corporate exposures.

This is primarily due to the fact that the number of projects with large loss amounts per case for corporate exposures decreased in FY2006 compared to FY2005.

The ratio of parties newly falling under party requiring management or worse classification to the overall is almost the same from FY2005 to FY2006. Additionally, the reserve rate of reserve for possible loan losses considering the loan-loss ratio and projected collectible amount, etc. is almost the same from FY2005 to FY2006.

As for the total credit amount—comparing the end of March 2005, end of March 2006, and end of March 2007—it was almost the same or decreased.

Estimated value of loss amount of portfolio applicable to the internal ratings-based approach

(Millions of Yen)

Classification	Estimated value of loss amount for FY2007
Corporate exposures	125,462
Sovereign exposures	1,422
Bank exposures	1,844
Equity exposures applicable to the PD/LGD approach	255
Residential mortgage exposures	5,839
Qualifying revolving retail exposures	538
Other retail exposures	8,974
Total	144,338

Note: Estimated value of loss amount = EAD estimated value x PD estimated value x LGD estimated value

Matters Concerning Credit Risk Mitigation Measures

Amount of Exposure to which Credit Risk Reduction Method Has Been Applied

(Millions of Yen)

Classification	Amount of exposure to which qualified financial asset collateral has been applied	Amount of exposure to which qualified receivables collateral has been applied	Amount of exposure to which qualified real estate collateral has been applied	Amount of exposure to which qualified other collateral has been applied
Standardised approach	—	—	—	—
Internal ratings-based approach	1,258,580	11,039	300,085	175
Corporate exposures	237,075	11,039	276,712	175
Sovereign exposures	—	—	23,373	—
Bank exposures	1,021,504	—	—	—
Total	1,258,580	11,039	300,085	175

Amount of Exposure to which Guarantees and Credit Derivatives Have Been Applied

(Millions of Yen)

Classification	Amount of exposure to which guarantees have been applied	Amount of exposure to which credit derivatives have been applied
Standardised approach	—	—
Internal ratings-based approach	104,442	—
Corporate exposures	19,989	—
Sovereign exposures	84,149	—
Bank exposures	303	—
Total	104,442	—

Matters Concerning Risks of Transaction Partners in Derivative Products Transactions and Long-term Settlement Period Transactions

(1) Method used for calculation of credit equivalents

	Name
Method used for calculation of credit equivalents	Current exposure method

(2) Total amount of gross reconstruction cost (not less than zero)

(Millions of Yen)

	March 31, 2007
Total gross reconstruction cost amount	64,346

(3) Credit equivalents before taking into consideration effect of credit risk reduction method by collateral (for derivative product transactions, credit equivalents for each transaction classification is included)

(Millions of Yen)

	March 31, 2007
Credit equivalents before taking into consideration the effect of credit risk reduction method by collateral	61,938

(4) Total amount as indicated in (2) plus total amount of gross add-on minus the amount indicated in (3)

(Millions of Yen)

	March 31, 2007
Total amount as indicated in (2) and gross add-on total minus the amount as indicated in (3)	85,801

(5) Amount by type of collateral

(Millions of Yen)

Classification of acceptance or provision	Type of collateral	March 31, 2007
Accepted collateral	Government bonds	—
	Domestic stocks	—
	US bonds	—
	Cash (Euro)	—
	Other	—
Total		—
Deposited collateral	Government bonds	14,621
	Domestic stocks	2,315
	US bonds	1,176
	Cash (Euro)	8
	Other	—
Total		18,121

Notes:
1. Amount of collateral is indicated at market value.
2. Of deposited collateral, 14,114 million yen is deposited with liquidation institutions, etc.

(6) Credit equivalents after taking into consideration the effect of credit risk reduction method by collateral

(Millions of Yen)

	March 31, 2007
Credit equivalents after taking into consideration the effect of credit risk reduction method by collateral	61,987

(7) Credit derivative predicted principal amount that will be subject to calculation of credit equivalents

(Millions of Yen)

Classification of purchase or provision	Type of credit derivative	March 31, 2007 predicted principal
Protection purchase	Credit default swap	—
	Credit link bond	—
	Other	—
Total		—
Protection provision	Credit default swap	1,000
	Credit link bond	30,000
	Other	15,000
Total		46,000

(8) Estimated amount of principal of credit derivatives used to take into consideration the effect of credit risk reduction method
N.A.

Matters Concerning Securitization Exposure

Matters Concerning Securitization Exposure of which the Group is the Originator

(1) Total amount of original assets and breakdown by type of these primary original assets

(Millions of Yen)

Form of securitization	March 31, 2007
Amount of original assets of asset transfer-type securitization transactions	828,591
Residential loan	824,359
Other	4,232
Amount of original assets of synthetic-type securitization transactions	—
Residential loan	—
Other	—
Total amount of original assets	828,591

(2) Of exposure composing original assets, amount of exposures three months or longer overdue or exposures in default amount, loss amount in current term, and breakdown by type of these primary original assets

(Millions of Yen)

Classification	Exposure amount	Loss amount in current term
Exposures three months or longer overdue	—	—
Residential loan	—	—
Other	—	—
Exposures in default	1,536	338
Residential loan	1,536	338
Other	—	—
Total	1,536	338

(3) Amount of securitization exposure held and breakdown by type of these primary original assets

(Millions of Yen)

Type of original assets	Amount of exposure
Residential loan	209,775
Other	2,838
Total	212,613

(4) Balance of securitization exposure held by risk weight classification of appropriate number and required capital amount

(Millions of Yen)

Risk weight	March 31, 2007	
	Balance	Required capital
Less than 20%	—	—
20% to less than 50%	—	—
50% to less than 100%	209,775	11,972
100% to less than 350%	—	—
Deduction of capital	2,682	2,682
Total	212,457	14,655

Notes:
1. Required capital amount = (credit risk weighted asset amount x 1.06) x 8% + expected loss amount
2. Out of securitization exposure held, as to I/O strips relating to real estate non-recourse loans (155 million yen), the amount is deducted as capital equivalent amount increased due to securitization.

(5) Capital equivalent amount increased due to securitization transaction and breakdown by original asset type

(Millions of Yen)

Type of original assets	March 31, 2007
Residential loan	43,517
Other	155
Total	43,673

(6) Amount of securitization exposure to be deducted from capital pursuant to provisions of Article 225 of the Consolidated Capital Adequacy Ratio Notification and breakdown by original asset type

(Millions of Yen)

Type of original assets	March 31, 2007
Residential loan	—
Other	2,682
Total	2,682

(7) Matters concerning securitization exposure with early redemption provisions

N.A.

(8) Outline of exposure securitized in current term

N.A.

(9) Amount of profit/loss on sale recognized during the term accompanying securitization transactions and breakdown by primary original asset type

N.A.

(10) Amount of credit risk weighted assets calculated through application of Article 15 of the Supplementary Rules of Consolidated Capital Adequacy Ratio Notification

N.A.

Matters Concerning Securitization Exposure in which the Group is the Investor

(1) Amount of securitization exposure held and breakdown by primary original asset type

(Millions of Yen)

Breakdown of original assets	March 31, 2007
Residential mortgage loan backed securities (RMBS)	110,643
Multi-borrower type commercial-use real estate backed securities (MCMBS)	3,599
Debt collateral certificate using credit derivative (Synthetic CDO)	15,014
First to default type credit link bond (CLN)	29,870
Loan backed by assets of monetary receivables including lease bonds (ABL)	503
Securitization of business (WBS)	48,572
Other	2,625
Total	210,829

(2) Balance of securitization exposure held by risk weight classification of appropriate number and required capital amount

(Millions of Yen)

Risk weight	March 31, 2007	
	Balance	Required capital amount
Less than 20%	123,413	810
20% to less than 50%	87,044	2,580
50% to less than 100%	—	—
100% to less than 350%	372	32
Deduction of capital	—	—
Total	210,829	3,422

Note:
Required capital amount = (Credit risk weighted asset amount x 1.06) x 8%

(3) Amount of securitization exposure deducted from capital pursuant to provisions of Article 225 of the Consolidated Capital Adequacy Ratio Notification and breakdown by original asset type

N.A.

(4) Amount of credit risk weighted asset calculated with application of Article 15 of the Supplementary Rules of Consolidated Capital Adequacy Ratio Notification

N.A.

Matters Concerning Equity Exposures including Investment in Bank Accounts

Amount Posted on Consolidated Balance Sheet and Market Value

(Millions of Yen)

Classification	March 31, 2007	
	Amount posted on consolidated balance sheet	Market value
Listed equity exposures	1,156,238	1,156,238
Equity exposure including investment other than above	97,751	
Total	1,253,990	

Amount of Profit/Loss Accompanying Sale and Write-Off of Equity Exposures including Investment

(Millions of Yen)

Breakdown	March 31, 2007
Profit/loss on sale	22,362
Amortization loss	6,335
Total	28,698

Amount of Appraisal Profit/Loss Recognized on Consolidated Balance Sheet and Not Recognized on Consolidated Profit and Loss Statements

(Millions of Yen)

	March 31, 2007
Amount of appraisal profit/loss recognized on consolidated balance sheet and not recognized on consolidated profit and loss statements	454,132

Note: Appraisal profit/loss relating to other securities that fall under equity exposures is described in above.

Amount of Appraisal Profit/Loss Not Recognized on Consolidated Balance Sheet and Not Recognized on Consolidated Profit and Loss Statements

N.A.

Amount Calculated into Tier II Capital Pursuant to Article 6, Paragraph 1 of the Consolidated Capital Adequacy Ratio Notification

N.A.

Amount of Equity Exposures Applicable to Article 13 (Grandfathering) of Supplementary Rules of Consolidated Capital Adequacy Ratio Notification

(Millions of Yen)

Classification	March 31, 2007
Listed equity exposures	444,753
Equity exposures other than above	96,052
Total	540,805

Note: As for the amount of equity exposures classified into other securities, smaller amount of either, the amount posted on the consolidated balance sheet or the acquisition cost is used.
As for the amount of equity exposures that is not classified into other securities, the amount posted on the consolidated balance sheet is used.

(Reference) Matters Concerning Equity Exposures including Investment in Trust Account with Compensation for Principal

Term-end Balance in Trust Account with Compensation for Principal

(Millions of Yen)

Classification	March 31, 2007
Listed equity exposures	4
Equity exposure including investment other than above	25,474
Total	25,479

Note: Term-end balance is the amount based on accounting processing of trust account with compensation for principal

Amount of Profit/Loss Accompanying Sale and Write-Off of Equity Exposures including Investment in Trust Accounts with Compensation for Principal

(Millions of Yen)

Breakdown	March 31, 2007
Profit/loss on sale	330
Amortization loss	(1,118)
Total	(788)

Note: Profit/loss on sale and loss on amortization is the amount in accordance with the accounting processing of trust accounts with compensation for principal

Amount of Equity Exposures Applicable to Article 13 (Grandfathering) of the Supplementary Rules of Consolidated Capital Adequacy Ratio Notification in Trust Accounts with Compensation for Principal

(Millions of Yen)

Classification	March 31, 2007
Listed equity exposures	4
Equity exposures other than above	500
Total	504

Amount of Exposure Relating to Funds

(Millions of Yen)

Calculation Method	March 31, 2007
Exposure applicable to look-through formula is applicable (Note 1)	458,617
Exposure applicable to modified simple majority method is applicable (Note 2)	18,177
Exposure applicable to investment criteria formula is applicable (Note 3)	31
Exposure applicable to simple risk weight method is applicable (Note 4)	—
Those applicable to 400% risk weight	—
Those applicable to 1250% risk weight	—
Total	476,826

Notes:
1. In investment trusts, funds, repackaged bonds, etc. (the "Fund, etc."), the exposure in which the respective backed assets are obvious.
2. Exposure in which equity exposures makes up a majority of the assets backing up the Fund, etc.
3. Exposure in which the composing assets of the Fund, etc. are predictable since the operational standards are determined even though the respective assets that back up Fund, etc. are not obvious.
4. Exposure in which the respective assets backing up the Fund, etc. are not obvious, and does not fall under 1 to 3 above.

Variation Amount of Profit/Loss or Economic Value from Interest Rate Shock Used by the Group for Internal Management with Regard to Interest Rate Risk in Bank Accounts

(Millions of Yen)

	March 31, 2007
Variation amount of profit/loss or economic value from interest rate shock	72,763

Note: Calculation is done by the same method as the outlier standard as provided in "General Supervision Guidelines for Major Banks, etc."
Since subject assets in consolidation target companies other than bank subsidiaries are very few, the total sum of the value calculated for Chuo Mitsui Trust and Banking Company, Limited on a non-consolidated basis and for Mitsui Asset Trust Bank on a non-consolidated basis is indicated.
Interest rate shock to be applied: 99 percentile value of interest rate volatility measured with a retention period of 1 year and observation period of 5 years.
Core deposit to be applied: 50% of current balance of liquid deposit (ordinary deposit, current deposit, etc.)

Basel II Related Data

The Chuo Mitsui Trust and Banking Company, Limited
Table of Contents

Consolidated Data

Means of Capital Procurement	151
Credit Risk Weighted Assets	152
Operational Risks	152
Matters Concerning Scope of Consolidation	153
Matters Concerning Composition of Capital	154
Matters Concerning Capital Adequacy Levels	155
Matters Concerning Credit Risks	157
Matters Concerning Credit Risk Mitigation Measures	168
Matters Concerning Risks of Transaction Partners in Derivative Product Transactions and Long-term Settlement Period Transactions	169
Matters Concerning Securitization Exposure	170
Matters Concerning Equity Exposures including Investment in Bank Accounts	172
(Reference) Matters Concerning Equity Exposures including Investment in Trust Accounts with Compensation for Principal	173
Amount of Exposure Relating to Funds	173
Profits and Losses or Increase/Decrease of Economic Value for Interest Rate Shock Used by the Group for Internal Controls with Regard to Interest Rate Risk in Bank Accounts	173

Non-Consolidated Data

Means of Capital Procurement	174
Credit Risk Weighted Assets	174
Operational Risks	174
Matters Concerning Composition of Capital	175
Matters Concerning Capital Adequacy Levels	176
Matters Concerning Credit Risk	178
Matters Concerning Credit Risk Mitigation Measures	188
Matters Concerning Risks of Transaction Partners in Derivative Products Transactions and Long-term Settlement Period Transactions	189
Matters Concerning Securitization Exposure	190
Matters Concerning Equity Exposures including Investment in Bank Accounts	192
(Reference) Matters Concerning Equity Exposures including Investment in Trust Accounts with Compensation for Principal	193
Amount of Exposure Relating to Funds	193
Variation Amount of Profit/Loss or Economic Value from Interest Rate Shock used by the Company for Internal Management with Regard to Interest Rate Risk in Bank Accounts	193

Consolidated Data

Means of Capital Procurement

Common stock
Non-cumulative perpetual preferred stock
Perpetual subordinated bonds
Fixed-term subordinated bonds

Credit Risk Weighted Assets

1. Type of internal ratings-based approach to be used: the foundation internal ratings-based approach

2. Scope of application of the internal rating-based approach and scope of application of the standardised approach: for calculation of credit risk weighted assets, the foundation internal ratings-based approach is used in principle, however, the following scope shall be considered exempted from application and the standardised approach is used.

[Business units under the standardised approach]
Assets not occurring incidental to credit transactions or assets to which it is practically difficult to apply the internal ratings-based approach and besides there is little significance in credit risk management.

[Assets under the standardised approach]
Business units whose primary business is not credit business.
15 companies within the scope of consolidation of The Chuo Mitsui Trust and Banking Company, Limited are the business units for which application was excluded (as of end of March, 2007)

3. Phased roll-out application: For credit card receivables owned by Chuo Mitsui Card Co., Ltd., it is planned that the standardised approach will be used up to March 30, 2008, and on and after March 31, 2008, the foundation internal ratings-based approach will be applicable.

4. Rating agency used for the standardised approach: Rating and Investment Information, Inc.
However, for corporate exposures, we apply 100% risk weight to all.

5. Securitization Exposure

Credit risk weighted asset amount calculation method:
- for those with external ratings: the external ratings-based approach
- for those without external ratings but possible to ascertain the original assets that back up the relevant securitization exposure: supervisory formula
- for those without external ratings and not possible to ascertain the original assets that back up the relevant securitization exposure: capital deduction

Rating agency to be used:
Rating and Investment Information, Inc.
Japan Credit Rating Agency, Ltd.
Moody's Investors Service Inc.
Standard & Poor's Ratings Services
Fitch Ratings Limited

Operational Risks

- Method used in calculation of operational risk equivalents: the standardised approach

Matters Concerning Scope of Consolidation

• Difference between companies that belong to the group of companies subject to calculation of the consolidated capital adequacy ratio (the "Consolidated Group") and companies included within the consolidation scope in accordance with the Consolidated Financial Statements Rules.	The consolidated capital adequacy ratio is calculated by including financial subsidiaries that are not consolidated, since Article 5, Paragraph 2 of Consolidated Financial Statements Rules is applicable, with companies that are within the scope of consolidation in preparation of consolidated financial statements (p. 204)
• Of the Consolidated Group, the number of consolidated subsidiaries, names of principal consolidated subsidiaries, and descriptions of their primary businesses:	Number of consolidated subsidiaries: 20 Primary consolidated subsidiaries: Chuo Mitsui Guarantee Co., Ltd. (credit guarantee business) Chuo Mitsui Card Co., Ltd. (credit card business) Chuo Mitsui Leasing Co., Ltd. (lease business) Chuo Mitsui Capital Co., Ltd (private equity fund management services) CMTB Equity Investments Co., Ltd. (securities operation management) Chuo Mitsui Finance Service Co., Ltd. (loan business)
• Number of affiliates engaging in financial businesses applicable to Article 32 of the Capital Adequacy Ratio Notification, names of primary affiliates engaging in financial businesses, and descriptions of their primary businesses	N.A.
• Number of companies subject to items for deduction as indicated in a. to c. of Article 31, Paragraph 1, Item 2 of the Capital Adequacy Ratio Notification, names of primary companies, and descriptions of their primary businesses:	N.A. Note that there are two companies that fall under Article 31, Paragraph 1, Item 2 d. of the Capital Adequacy Ratio Notification.
• Number of companies indicated in Article 16-2, Paragraph 1, Item 11 of the Bank Law and that only operate subordinate businesses, or companies indicated in Item 12 of the relevant Paragraph, and that do not belong to the Consolidated Group and the names of the primary companies exclusively, and descriptions of the primary businesses:	N.A.
• Overview of restrictions relating to transfer of funds and capital inside Consolidated Group	N.A.
• Of companies subject to items for deduction indicated in a. to c. of Article 31, Paragraph 1, Item 2 of the Capital Adequacy Ratio Notification, the names of companies that have less capital than the regulatory required capital, and the total amount less than the required capital	N.A.

Matters Concerning Composition of Capital

Composition of Capital

(Millions of Yen)

Item	March 31, 2006 Former Standard	March 31, 2007 New Standard
Tier I capital		
Capital stock	356,437	358,173
Non-cumulative perpetual preferred stock of above	216,125	200,125
New stock application margin	—	—
Capital surplus	105,751	107,488
Retained earnings	187,921	290,579
Treasury stock (-)	—	—
Treasury stock application margin	—	—
Projected amount of distributed income (-)	—	15,010
Evaluation loss on other securities (-)	—	—
Foreign currency translation adjustment	(539)	53
Stock acquisition rights	—	—
Minority interests of consolidated subsidiaries, etc.	1,488	2,228
Non-dilutive preferred securities issued by overseas SPCs among above	—	—
Trade right equivalent amount (-)	—	—
Goodwill equivalent amount (-)	—	—
Intangible fixed asset equivalent posted by corporate consolidation, etc. (-)	—	43,673
Amount equivalent to capital increase due to securitization transactions (-)	—	12,349
Amount equivalent to 50% of the amount exceeding the expected loss amount from the qualifying reserve (-)	642,094	678,670
Total tier I capital before deduction of deferred tax assets (total amount of above respective items)	—	—
Amount of deferred tax assets deducted (-)	642,094	678,670
Total Tier I capital (A)	—	—
Non-dilutive preferred securities with step-up interest rate provisions of above (Note 2) (B)	—	—
Tier II capital		
Amount equivalent to 45% of difference between land revaluation amount and book value just before revaluation	38,466	25
General reserve for possible loan losses (Note 3)	—	—
Amount by which qualifying reserve exceeds expected loss amount (Note 4)	303,298	296,007
Liability type fundraising means, etc.	146,069	146,507
Perpetual subordinated bonds of above (Note 5)	157,228	149,500
Fixed-term subordinated bonds and fixed-term preferred stock (Note 6)	—	—
Amount not calculated into Tier II capital (-)	341,764	296,033
Total Tier II capital (C)	2,868	18,712
Items for deduction (Note 7) (D)	980,990	955,991
Capital Amount (E) = (A) + (C) — (D)	7,448,008	6,775,790
<For Reference>		
Risk weighted assets, etc.		
Credit risk weighted asset amount		
Asset (on-balance sheet) items	1,268,738	1,125,290
Off-balance sheet transaction items	—	495,084
Amount arrived at by dividing operational risk equivalents by 8%	—	—
Amount arrived at by multiplying 25.0 [(amount arrived at by multiplying the rate prescribed in the Notification with former required capital) minus (amount of new required capital)] by 25.0	8,716,747	8,396,165
Total (F)	11.25%	11.38%
Consolidated Capital Adequacy Ratio (Domestic Standard)) = (E)/(F) x 100	7.36%	8.08%
(A)/(F) x 100	—	—
(B)/(A) x 100		

Notes:

1. Compositions of capital and the capital adequacy ratio, etc. as of March 31, 2007 are calculated in accordance with Financial Services Agency Notification No. 19 of 2006 (the "Capital Adequacy Ratio Notification"), and compositions of capital and the capital adequacy ratio, etc. as of March 31, 2006 are calculated in accordance with Ministry of Finance Notification No. 55 of 1993 (the "Former Capital Adequacy Ratio Notification").
2. Meaning those as provided in Article 28, Paragraph 2 of the Capital Adequacy Ratio Notification (Article 23, Paragraph 2 of the Former Capital Adequacy Ratio Notification), in other words, stock, etc., that has the probability of redemption, including those adding a step-up interest rate and other special provisions (including preferred investment securities issued by overseas SPCs)
3. For March 31, 2007, the amount of the portion on which a standardised approach has been adopted is stated.
4. For trust account with compensation for principal, amount by which qualifying reserve exceeds expected loss amount is not posted.
5. Meaning liability type fundraising means as indicated in Article 29, Paragraph 1, Item 3 of the Capital Adequacy Ratio Notification (Article 24, Paragraph 1, Item 3 of the Former Capital Adequacy Ratio Notification), and which have all the characteristics as indicated below:
   (1) Unsecured, subordinated to other liabilities, and already paid.
   (2) Not to be redeemed, except for in certain cases.
   (3) Should supplement loss while business is ongoing.
   (4) That for which interest payment obligation postponement is allowed.
6. These are those indicated in Article 29, Paragraph 1, Items 4 and 5 of the Capital Adequacy Ratio Notification (Article 24, Paragraph 1, Items 4 and 5 of the Former Capital Adequacy Ratio Notification). However, for fixed-term subordinated bonds, there is a limitation to those with redemption periods exceeding 5 years from the agreement.
7. Amount equivalent to intentional holding of fundraising means of other financial institutions as indicated in Article 31, Paragraph 1, Item 1 of the Capital Adequacy Ratio Notification (Article 25, Paragraph 1, Item 1 of the Former Capital Adequacy Ratio Notification), amount equivalent to investment in those set in Item 2 of the relevant paragraph (Article 25, Paragraph 1, Item 2 of the Former Capital Adequacy Ratio Notification), and the amount that is to be deducted pursuant to the provisions of Items 3 to 6 thereof.

8. From the end of the 2002 consolidated fiscal term (March 31, 2003), as to the internal management system relating to calculation of the consolidated capital adequacy ratio, we have received examination services by Deloitte Touche Tohmatsu. The relevant examination services were an implementation of examination procedures agreed upon between Tohmatsu and us, and were not an accounting audit in accordance with the GAAS, nor did we receive their opinion on the consolidated capital adequacy ratio itself, or internal controls relating to the calculation of the consolidated capital adequacy ratio (the abovementioned examination procedures were in accordance with the Japanese Institute of Certified Public Accountants, Committee on Audit by Business Type, Report No. 30)
9. Consolidated capital adequacy ratio (No. 1 Standard (equal to International Unified Standard)), which constitutes a condition for adoption and continuous use of the internal ratings-based approach as prescribed in Article 238 of the Capital Adequacy Ratio Notification, is 12.68% (Tier 1 ratio: 7.58%)

Matters Concerning Capital Adequacy Levels

Required Capital Amount

(1) Required capital amount for credit risks (amount in (2) (3) shall be excluded)

(Millions of Yen)

Classification	March 31, 2007
Portfolio applicable to the standardised approach	4,575
Business units under the standardised approach	3,119
CMTB Facilities K.K.	2,507
Chuo Mitsui Asset Management Co., Ltd.	166
Tokyo Securities Transfer Agent Co., Ltd.	104
Chuo Mitsui Stock Transfer Agency Business Co., Ltd.	145
Chuo Mitsui Realty Co., Ltd.	97
Other	97
Assets under the standardised approach	1,068
Accrued income	960
Prepaid expenses	70
Other assets	37
Exposures under the standardised approach	387
Credit card receivables held by Chuo Mitsui Card Co., Ltd. (Note 1)	387
Portfolio applicable to the internal ratings-based approach	579,192
Corporate exposures	463,379
Sovereign exposures	1,449
Bank exposures	28,492
Residential mortgage exposures	27,474
Qualifying revolving retail exposures	1,133
Other retail exposures	23,547
Other exposures (Note 2)	33,714
Securitization exposure	61,751
Total (A)	645,519

Notes:
1. Shopping receivables, cash advance receivables, credit card incidental card loan receivables and receivables incidental to those.
2. Exposure regarding purchased receivables, unsettled transactions, lease transactions and other assets.
3. Calculation method of required capital amount for credit risk is as follows (although the Group uses domestic standards, as we have adopted the foundation internal ratings-based approach, we use 8% for calculation of the required capital amount)
   Portfolio applicable to the standardised approach: amount of credit risk weighted asset x 8% + capital deduction amount
   Portfolio applicable to the internal ratings-based approach and securitization exposure: (amount of credit risk weighted asset x 1.06) x 8% + expected loss amount + capital deduction amount

(2) Required capital amount for credit risk relating to equity exposures applicable to the internal ratings-based approach

(Millions of Yen)

Classification	March 31, 2007
Market-based approach	43,993
Simple risk weight method	43,993
PD/LGD approach	16,675
Those applicable to grandfathering (Note 1)	46,496
Total (B)	107,671

Notes:
1. Amount of credit risk weighted assets is calculated by placing risk weight as being 100%, pursuant to Article 13 of Supplementary Rules of Capital Adequacy Ratio Notification
2. Calculation method of required capital amount to credit risk relating to equity exposures applicable to the internal ratings-based approach is as follows (although the Group uses domestic standards, as we have adopted the foundation internal ratings-based approach, we use 8% for calculation of the required capital amount)
   Those applicable to the simple risk weight method of the market-based approach: (amount of credit risk weighted asset x 1.06) x 8% + capital deduction amount
   Those applicable to PD/LGD approach: (amount of credit risk weighted asset x 1.06) x 8% + expected loss amount + capital deduction amount
   Those applicable to grandfathering: (amount of credit risk weighted asset x 1.06) x 8% + capital deduction amount

(3) Required capital amount for the credit risk relating to funds

(Millions of Yen)

Calculation Method	March 31, 2007
Look-through formula	76,735
Modified simple majority method	6,013
Operational standards method	10
Simple risk weight method	—
Those applicable to 400% risk weight	—
Those applicable to 1250% risk weight	—
Total (C)	82,759

Note: Calculation method of required capital amount for the credit risk relating to funds is as follows (although the Group uses domestic standards, as we have adopted the foundation internal ratings-based approach, we use 8% for calculation of the required capital amount)
Look-through formula: (amount of credit risk weighted asset x 1.06) x 8% + expected loss amount + capital deduction amount
Other than look-through formula: (amount of credit risk weighted asset x 1.06) x 8% + capital deduction amount

(4) Required capital amount for operational risks

(Millions of Yen)

Classification	March 31, 2007
Standardised approach	39,606
Total (D)	39,606

(5) Total amount of consolidated required capital

(Millions of Yen)

Classification	March 31, 2007
Total amount of consolidated required capital (Note 1)	671,693

Notes:
1. (Total amount of credit risk weighted asset + operational risk equivalents/8%) x 8%
2. Although the Group uses domestic standards, as we have adopted the foundation internal ratings-based approach, we use 8% for calculation of the total amount of consolidated required capital.

Matters Concerning Credit Risks

(except for exposure relating to funds and securitization exposure)

Term-end Balance of Exposure Relevant to Credit Risks and Breakdown by Primary Types

(Millions of Yen)

Classification	March 31, 2007
Standardised approach	31,438
Loaned money, call loans, deposits, etc.	31,189
Securities	249
Derivative transactions	—
Off-balance sheet transactions	—
Commitment	—
Trusts with compensation for principal	—
Repo-style transactions	—
Other	—
Internal ratings-based approach	12,698,674
Loaned money, call loans, deposits, etc.	7,943,828
Securities	2,791,610
Derivative transactions	64,763
Off-balance sheet transactions	1,898,470
Commitment	361,538
Trusts with compensation for principal	696,845
Repo-style transactions	49,943
Other	790,142
Total	12,730,112

Notes:
1. The following values are used for above term-end balance:
   (1) On-balance sheet transactions: amount gained by deducting partial direct write-off from amount of depreciation exposure at default; however, for exposures under the standardised approach (standardised approach), amount gained by deducting valuation gains on other securities from amount posted on consolidated balance sheet,
   (2) Off-balance sheet transactions: credit equivalents; however, for repo-style transactions, exposure at default after credit risk mitigation,
   (3) Derivative transactions: credit equivalents,
   (4) Trust with compensation for principal: amount gained by deducting partial direct write-off from amount of exposure at default less partial direct write-off.
2. Equity exposures and other assets, etc. as provided in Article 178 of the Capital Adequacy Ratio Notification (prepaid pension expenses, fixed assets, deferred tax assets, etc.) of 378,095 million yen, and exposure relevant to lease transactions of 6,508 million yen, is not included in above.
3. Internal ratings-based approach exposures under the standardised approach and staged application portion is described in the standardised approach.
4. As this is the first year for application of Financial Services Agency Notification No. 15 of 2007, we have no data for calculation of the average balance of exposure during the term, so we do not disclose the average balance.

(1) Term-end Balance of Exposure by Region and Breakdown by Primary Types

(Millions of Yen)

Classification	March 31, 2007
Domestic	11,628,910
Loaned money, call loans, deposits, etc.	7,445,436
Securities	2,317,123
Derivative transactions	14,060
Off-balance sheet transactions	1,852,289
Commitment	353,365
Trusts with compensation for principal	696,814
Repo-style transactions	14,603
Other	787,506
Overseas	1,101,202
Loaned money, call loans, deposits, etc.	529,581
Securities	474,736
Derivative transactions	50,703
Off-balance sheet transactions	46,180
Commitment	8,172
Trusts with compensation for principal	31
Repo-style transactions	35,340
Other	2,636
Total	12,730,112

Notes:
1. The following values are used for above term-end balance:
   (1) On-balance sheet transactions: amount gained by deducting partial direct write-off from amount of depreciation exposure at default; however, for exposures under the standardised approach (standardised approach), amount gained by deducting valuation gains on other securities from amount posted on consolidated balance sheet,
   (2) Off-balance sheet transactions: credit equivalents; however, for repo-style transactions, exposure at default after credit risk mitigation,
   (3) Derivative transactions: credit equivalents,
   (4) Trust with compensation for principal: amount gained by deducting partial direct write-off from amount of exposure at default less partial direct write-off.
2. Equity exposures and other assets, etc. as provided in Article 178 of the Capital Adequacy Ratio Notification (prepaid pension expenses, fixed assets, deferred tax assets, etc.) of 378,095 million yen, and exposure relevant to lease transactions of 6,508 million yen, is not included in above.

(2) Term-end Balance of Exposure by Business Type and Breakdown by Primary Type

(Millions of Yen)

Business Type	March 31, 2007
Sovereign	3,232,349
Central government	2,804,326
Loaned money, call loans, deposits, etc.	249,813
Securities	1,980,312
Derivative transactions	—
Off-balance sheet transactions	574,200
Commitment	—
Trusts with compensation for principal	24
Repo-style transactions	—
Other	574,176
Local public organizations	58,577
Loaned money, call loans, deposits, etc.	18,634
Securities	3,089
Derivative transactions	—
Off-balance sheet transactions	36,853
Commitment	—
Trusts with compensation for principal	6,917
Repo-style transactions	—
Other	29,935
Other	369,446
Loaned money, call loans, deposits, etc.	293,838
Securities	57,620
Derivative transactions	—
Off-balance sheet transactions	17,987
Commitment	—
Trusts with compensation for principal	11,618
Repo-style transactions	—
Other	6,369
Financial institutions	870,551
Loaned money, call loans, deposits, etc.	303,394
Securities	461,271
Derivative transactions	38,980
Off-balance sheet transactions	66,904
Commitment	14,065
Trusts with compensation for principal	1,777
Repo-style transactions	49,860
Other	1,201
Business corporation	6,260,654
Loaned money, call loans, deposits, etc.	5,100,533
Securities	289,567
Derivative transactions	25,783
Off-balance sheet transactions	844,771
Commitment	327,438
Trusts with compensation for principal	342,386
Repo-style transactions	83
Other	174,862
Individual	2,084,062
Loaned money, call loans, deposits, etc.	1,726,309
Securities	—
Derivative transactions	—
Off-balance sheet transactions	357,753
Commitment	20,034
Trusts with compensation for principal	334,121
Repo-style transactions	—
Other	3,597

(continues to right column)

(continued from left column) (Millions of Yen)

Business Type	March 31, 2007
Special international financial transaction account portion	282,493
Loaned money, call loans, deposits, etc.	282,493
Securities	—
Derivative transactions	—
Off-balance sheet transactions	—
Commitment	—
Trusts with compensation for principal	—
Repo-style transactions	—
Other	—
Total	12,730,112

Notes:
1. The following values are used for above term-end balance:
(1) On-balance sheet transactions: amount gained by deducting partial direct write-off from amount of depreciation exposure at default; however, for application exclusion portion (standardised approach), amount gained by deducting valuation gains on other securities from amount posted on consolidated balance sheet.
(2) Off-balance sheet transactions: credit equivalents; however, for repo-style transactions, exposure at default after credit risk mitigation.
(3) Derivative transactions: credit equivalents.
(4) Trust with compensation for principal: amount gained by deducting partial direct write-off from amount of exposure at default less partial direct write-off.
2. Equity exposures and other assets, etc. as provided in Article 178 of the Capital Adequacy Ratio Notification (prepaid pension expenses, fixed assets, deferred tax assets, etc.) of 378,095 million yen, and exposure relevant to lease transactions of 6,508 million yen, is not included in above.

(Reference) Term-end Balance of Exposure by Business Type Relevant to Corporations and Breakdown by Primary Type

(Millions of Yen)

Business Type	March 31, 2007
Manufacturing	972,033
Loaned money, call loans, deposits, etc.	741,599
Securities	46,050
Derivative transactions	2,376
Off-balance sheet transactions	182,007
Commitment	137,915
Trusts with compensation for principal	18,649
Repo-style transactions	—
Other	25,443
Agriculture	975
Loaned money, call loans, deposits, etc.	971
Securities	—
Derivative transactions	0
Off-balance sheet transactions	3
Commitment	—
Trusts with compensation for principal	3
Repo-style transactions	—
Other	—
Forestry	215
Loaned money, call loans, deposits, etc.	215
Securities	—
Derivative transactions	—
Off-balance sheet transactions	—
Commitment	—
Trusts with compensation for principal	—
Repo-style transactions	—
Other	—
Fishery	4,349
Loaned money, call loans, deposits, etc.	4,347
Securities	—
Derivative transactions	2
Off-balance sheet transactions	—
Commitment	—
Trusts with compensation for principal	—
Repo-style transactions	—
Other	—
Mining industry	15,727
Loaned money, call loans, deposits, etc.	4,563
Securities	—
Derivative transactions	23
Off-balance sheet transactions	11,140
Commitment	—
Trusts with compensation for principal	16
Repo-style transactions	—
Other	11,124
Construction	132,839
Loaned money, call loans, deposits, etc.	94,973
Securities	4,507
Derivative transactions	234
Off-balance sheet transactions	33,123
Commitment	29,056
Trusts with compensation for principal	2,775
Repo-style transactions	—
Other	1,291

(continues to right column)

(continued from left column) (Millions of Yen)

Business Type	March 31, 2007
Electricity, gas, heating, water	153,502
Loaned money, call loans, deposits, etc.	136,585
Securities	310
Derivative transactions	288
Off-balance sheet transactions	16,317
Commitment	6,035
Trusts with compensation for principal	7,328
Repo-style transactions	—
Other	2,953
Information communications	56,156
Loaned money, call loans, deposits, etc.	46,956
Securities	3,657
Derivative transactions	119
Off-balance sheet transactions	5,422
Commitment	5,187
Trusts with compensation for principal	216
Repo-style transactions	—
Other	18
Transportation	596,457
Loaned money, call loans, deposits, etc.	534,699
Securities	29,685
Derivative transactions	2,034
Off-balance sheet transactions	30,037
Commitment	19,739
Trusts with compensation for principal	10,001
Repo-style transactions	—
Other	296
Wholesale and retail	523,777
Loaned money, call loans, deposits, etc.	486,132
Securities	11,167
Derivative transactions	1,354
Off-balance sheet transactions	25,123
Commitment	16,426
Trusts with compensation for principal	5,196
Repo-style transactions	—
Other	3,500
Finance and insurance	1,214,533
Loaned money, call loans, deposits, etc.	1,090,874
Securities	1,231
Derivative transactions	15,408
Off-balance sheet transactions	107,019
Commitment	37,870
Trusts with compensation for principal	10,771
Repo-style transactions	83
Other	58,293
Real estate	1,570,838
Loaned money, call loans, deposits, etc.	1,329,476
Securities	142,239
Derivative transactions	2,742
Off-balance sheet transactions	96,380
Commitment	54,163
Trusts with compensation for principal	24,883
Repo-style transactions	—
Other	17,333

(continues to p. 160)

(continued from p. 159)

(Millions of Yen)

Business Type	March 31, 2007
Various services	523,508
Loaned money, call loans, deposits, etc.	441,434
Securities	50,701
Derivative transactions	1,030
Off-balance sheet transactions	30,341
Commitment	8,581
Trusts with compensation for principal	7,897
Repo-style transactions	—
Other	13,862
Other	495,739
Loaned money, call loans, deposits, etc.	187,703
Securities	14
Derivative transactions	168
Off-balance sheet transactions	307,853
Commitment	12,462
Trusts with compensation for principal	254,645
Repo-style transactions	—
Other	40,746
Total	6,260,654

Notes:
1. The following values are used for above term-end balance:
   (1) On-balance sheet transactions: amount gained by deducting partial direct write-off from amount of depreciation exposure at default; however, for application exclusion portion (standardised approach), amount gained by deducting valuation gains on other securities from amount posted on consolidated balance sheet.
   (2) Off-balance sheet transactions: credit equivalents; however, for repo-style transactions, exposure at default after credit risk mitigation.
   (3) Derivative transactions: credit equivalents.
   (4) Trust with compensation for principal: amount gained by deducting partial direct write-off from amount of exposure at default less partial direct write-off.
2. Equity exposures and other assets, etc. as provided in Article 178 of the Capital Adequacy Ratio Notification (prepaid pension expenses, fixed assets, deferred tax assets, etc.) of 378,095 million yen, and exposure relevant to lease transactions of 6,508 million yen, is not included in above.

(3) Term-end Balance of Exposure by Remaining Period and Breakdown by Primary Type

(Millions of Yen)

Remaining Period	March 31, 2007
1 year or shorter	3,517,833
Loaned money, call loans, deposits, etc.	2,593,270
Securities	47,793
Derivative transactions	18,652
Off-balance sheet transactions	858,116
Commitment	117,151
Trusts with compensation for principal	62,542
Repo-style transactions	16,248
Other	662,174
Over 1 year to 3 years or less	1,952,802
Loaned money, call loans, deposits, etc.	1,513,263
Securities	201,195
Derivative transactions	4,293
Off-balance sheet transactions	234,049
Commitment	204,898
Trusts with compensation for principal	21,520
Repo-style transactions	459
Other	7,171
Over 3 years to 5 years or shorter	2,702,559
Loaned money, call loans, deposits, etc.	1,417,092
Securities	1,233,353
Derivative transactions	5,210
Off-balance sheet transactions	46,903
Commitment	24,073
Trusts with compensation for principal	20,508
Repo-style transactions	109
Other	2,212
Over 5 years to 7 years or shorter	1,093,248
Loaned money, call loans, deposits, etc.	444,074
Securities	608,087
Derivative transactions	1,971
Off-balance sheet transactions	39,115
Commitment	8,503
Trusts with compensation for principal	28,074
Repo-style transactions	—
Other	2,536
Over 7 years	3,234,063
Loaned money, call loans, deposits, etc.	1,969,478
Securities	652,357
Derivative transactions	34,636
Off-balance sheet transactions	577,591
Commitment	6,560
Trusts with compensation for principal	425,407
Repo-style transactions	33,127
Other	112,495

(continues to right column)

(continued from left column)

(Millions of Yen)

Remaining Period	March 31, 2007
With no provision for period	229,604
Loaned money, call loans, deposits, etc.	37,838
Securities	49,071
Derivative transactions	—
Off-balance sheet transactions	142,694
Commitment	350
Trusts with compensation for principal	138,792
Repo-style transactions	—
Other	3,551
Total	12,730,112

Notes:

1. The following values are used for above term-end balance:
   (1) On-balance sheet transactions: exposure at default less partial direct write-off; however, for application exclusion portion (standardised approach), amount posted on consolidated balance sheet less valuation gains on other available-for-sale securities,
   (2) Off-balance sheet transactions: credit equivalents; however, for repo-style transactions, exposure at default after deduction of credit risk,
   (3) Derivative transactions: credit equivalents,
   (4) Trust with compensation for principal: exposure at default less partial direct write-off.
2. Equity exposures and other assets, etc. as provided in Article 178 of the Capital Adequacy Ratio Notification (prepaid pension expenses, fixed assets, deferred tax assets, etc.) 378,095 million yen, exposure relevant to lease transactions, 6,508 million yen, is not included in above.

Term-end Balance of Exposures Three Months or Longer Overdue and Exposures in Default and Breakdown by Primary Type

(1) Term-end balance of exposure by region

(Millions of Yen)

Classification	March 31, 2007		
	Domestic	Overseas	Total
Exposures three months or longer overdue (Those applicable to the standardised approach)	126	—	126
Exposures in default (Those applicable to the internal ratings-based approach)	172,615	5,797	178,413
Total	172,742	5,797	178,540

Notes:
1. Equity exposures is not included in the above.
2. Internal ratings-based approach application exclusion portion and staged application portion are described in the standardised approach.

(2) Term-end balance of exposure by business type

(i) Exposure delay of three months or longer (applicable to the standardised approach)

(Millions of Yen)

Business Type	March 31, 2007
Sovereign	—
Central government	—
Local public organizations	—
Other	—
Financial institutions	—
Business corporations	0
Manufacturing	0
Agriculture	—
Forestry	—
Fishery	—
Mining industry	—
Construction	0
Electricity, gas, heating, water	—
Information communications	0
Transportation	—
Wholesale and retail	0
Finance and insurance	—
Real estate	—
Various services	0
Other	—
Individual	125
Special international financial transaction account portion	—
Total	126

Note: Equity exposure is not included in the above.

(ii) Exposures in default (applicable to the internal ratings-based approach)

(Millions of Yen)

Business Type	March 31, 2007
Sovereign	121
Central government	86
Local public organizations	—
Other	35
Financial institutions	—
Business corporations	148,877
Manufacturing	7,383
Agriculture	—
Forestry	—
Fishery	—
Mining industry	—
Construction	9,447
Electricity, gas, heating, water	223
Information communications	514
Transportation	90,981
Wholesale and retail	11,763
Finance and insurance	—
Real estate	13,332
Various services	10,975
Other	4,255
Individual	23,857
Special international financial transaction account portion	5,557
Total	178,413

Note: Equity exposures is not included in the above.

Term-end Balance and Amount of Variance during the Term of General Reserve for Possible Loan Losses, Respective Reserve for Possible Loan Losses, and Specified Overseas Receivables Reserve Account

(1) Balance of reserve by region

(Millions of Yen)

Business Type	FY2006	
	Term end Balance	Variance during Term
General reserve for possible loan losses	57,280	18,814
Respective reserve for possible loan losses	17,166	(4,497)
Domestic	15,931	(4,420)
Overseas	1,235	(76)
Specified overseas receivables reserve account	526	(61)
Total	74,974	14,255

Notes:
1. Above is a description of the value in the bank account.
2. General reserve for possible loan losses is not managed by region.

(2) Balance of respective reserve for possible loan losses by business type

(Millions of Yen)

Business Type	FY2006	
	Term end Balance	Variance during Term
Sovereign	—	—
Central government	—	—
Local public organizations	—	—
Other	—	—
Financial institutions	—	—
Business corporations	13,866	(4,643)
Manufacturing	812	(785)
Agriculture	—	—
Forestry	—	—
Fishery	—	—
Mining industry	—	—
Construction	4,381	3,465
Electricity, gas, heating, water	—	(22)
Information communications	—	—
Transportation	1,251	(2,248)
Wholesale and retail	863	513
Finance and insurance	—	—
Real estate	98	(1,736)
Various services	5,219	(3,755)
Other	1,239	(74)
Individual	3,300	927
Special international financial transaction account portion	—	—
Other (Note 2)	—	(781)
Total	17,166	(4,497)

Notes:
1. General reserve for possible loan losses and specified overseas receivables reserve account are not managed by business type.
2. Portion for CMTB General Servicing Co., Ltd., which the company transferred to CMTB during this term.

Amount of Loan Amortized by Business Type

(Millions of Yen)

Business Type	Amount of loan amortized for FY2006
Sovereign	—
Central government	—
Local public organizations	—
Other	—
Financial institutions	—
Business corporations	8,381
Manufacturing	1,677
Agriculture	—
Forestry	—
Fishery	—
Mining industry	—
Construction	549
Electricity, gas, heating, water	25
Information communications	210
Transportation	404
Wholesale and retail	1,272
Finance and insurance	61
Real estate	568
Various services	3,584
Other (Note 2)	26
Individual	4,141
Special international financial transaction account portion	—
Total	12,523

Note: Amount of loan amortized for trust account with compensation for principal is included in the above.

Balance by Risk Weight Classification for Exposure Applicable to the Standardised Approach

(Millions of Yen)

Risk Weight	March 31, 2007		
		Rating applicable	Rating not applicable (Note)
0%	763	—	763
Over 0% to 10%	1	—	1
Over 10% to 35%	6,623	107	6,516
Over 35% to 75%	6,510	—	6,510
Over 75% to 100%	50,795	—	50,795
Over 100% to 150%	126	—	126
Capital deduction	—	—	—
Total	64,821	107	64,714

Note: The Group has registered for application of special exceptions in Article 67 of Consolidated Capital Adequacy Ratio Notification as to exposure oriented to corporations, etc., so risk weight is uniformly 100%. The exposures applicable to the relevant special exceptions are described in the "rating not applicable" column.

Matters Concerning Exposures Applicable to Internal Rating System

(1) Balance of specialized lending using slotting criteria

(Millions of Yen)

Risk Weight	March 31, 2007
0%	607
50%	264,316
70%	441,751
90%	4,092
115%	16,657
250%	47,891
Total	775,318

Note: The Group does not hold loans for commercial real estate (with high volatility).

(2) Balance of equity exposures using simple risk weight method of the market-based approach

(Millions of Yen)

Risk Weight	March 31, 2007
300%	170,955
400%	1,479
Total	172,435

Note: As for balance of equity exposures classified into other securities, smaller amount of either, the amount posted on the consolidated balance sheet or acquisition cost. For balance of equity exposures that is not classified into other securities, the amount posted on the consolidated balance sheet is used.

Matters Concerning Portfolio Applicable to the Internal Ratings-based Approach

(1) Corporate exposures

(Millions of Yen)

Credit Rating	PD Estimated Value Weighted Average	LGD Estimated Value Weighted Average	Risk Weight Weighted Average	EAD Estimated Value (Note 1)	
				On-balance Sheet Asset Items	Off-balance Sheet Asset Items
Normal business	0.35%	44.49%	47.58%	3,834,550	837,396
Party requiring attention (except for party requiring management)	10.75%	43.26%	191.75%	546,958	131,905
Party requiring management	100.00%	42.56%		103,908	4,625
Party with possibility of collapse	100.00%	41.12%		32,272	14,865
Substantially collapsed party/collapsed party	100.00%	44.17%		38,845	8,477
Total	5.26%	44.27%	63.44%	4,556,535	997,270

Notes:
1. EAD Estimated value is an amount that took into consideration the effect of the credit risk reduction method.
2. Eleven internal ratings stages are integrated into five debtor classifications and indicated.
3. PD estimated value weighted average, LGD estimated value weighted average, and risk weight weighted average are either the estimated value of the respective internal ratings weighted with EAD estimated value, or the risk weight of the respective internal ratings weighted with EAD estimated value.

(2) Sovereign exposures

(Millions of Yen)

Credit Rating	PD Estimated Value Weighted Average	LGD Estimated Value Weighted Average	Risk Weight Weighted Average	EAD Estimated Value (Note 1)	
				On-balance Sheet Asset Items	Off-balance Sheet Asset Items
Normal borrowers	0.00%	44.92%	0.00%	2,601,299	628,985
Party requiring attention (except for party requiring management)	15.55%	45.00%	220.02%	27	—
Party requiring management	100.00%	45.00%		3,056	55
Party with possibility of collapse	—	—		—	—
Substantially collapsed party/collapsed party	100.00%	45.00%		35	6
Total	0.09%	44.92%	0.01%	2,604,419	629,047

Notes:
1. EAD Estimated value is an amount that took into consideration the effect of the credit risk reduction method.
2. Eleven internal ratings stages are integrated into five debtor classifications and indicated.
3. PD estimated value weighted average, LGD estimated value weighted average, and risk weight weighted average are either the estimated value of the respective internal ratings weighted with EAD estimated value, or the risk weight of the respective internal ratings weighted with EAD estimated value.

(3) Bank exposures

(Millions of Yen)

Credit Rating	PD Estimated Value Weighted Average	LGD Estimated Value Weighted Average	Risk Weight Weighted Average	EAD Estimated Value (Note 1)	
				On-balance Sheet Asset Items	Off-balance Sheet Asset Items
Normal borrowers	0.06%	45.13%	21.07%	908,565	103,980
Party requiring attention (except for party requiring management)	7.42%	52.47%	214.10%	40,053	128
Party requiring management	—	—		—	—
Party with possibility of collapse	—	—		—	—
Substantially collapsed party/collapsed party	—	—		—	—
Total	0.34%	45.41%	28.44%	948,619	104,108

Notes:
1. EAD Estimated value is an amount that took into consideration the effect of the credit risk reduction method.
2. Eleven internal ratings stages are integrated into five debtor classifications and indicated.
3. PD estimated value weighted average, LGD estimated value weighted average, and risk weight weighted average is values estimated by the respective internal ratings or risk weight weighted with EAD estimated value.

(4) Equity exposures using the PD/LGD approach

(Millions of Yen)

Credit Rating	PD Estimated Value Weighted Average	LGD Estimated Value Weighted Average	Risk Weight Weighted Average	EAD Estimated Value (Note 1)	
				On-balance Sheet Asset Items	Off-balance Sheet Asset Items
Normal borrowers	0.19%	90.00%	190.15%	79,383	24,974
Party requiring attention (except for party requiring management)	7.42%	90.00%	428.24%	1,589	—
Party requiring management	100.00%	90.00%		0	—
Party with possibility of collapse	—	—		—	—
Substantially collapsed party/collapsed party	—	—		—	—
Total	0.30%	90.00%	193.72%	80,973	24,974

Notes:
1. EAD Estimated value is an amount that took into consideration the effect of the credit risk reduction method.
2. Eleven internal ratings stages are integrated into five debtor classifications and indicated.
3. PD estimated value weighted average, LGD estimated value weighted average, and risk weight weighted average are values estimated by the respective internal ratings or risk weight weighted with EAD estimated value.

(5) Exposure relating to purchased receivables

(Millions of Yen)

Risk Weight Weighted Average	EAD Estimated Value (Note 1)	
	On-balance Sheet Asset Items	Off-balance Sheet Asset Items
33.70%	185,485	555

Notes:
1. EAD Estimated value is amount that takes into consideration the effect of credit risk reduction method.
2. This description is about Exposure oriented to purchase business corporations that do not use top-down approach.
3. Risk weight weighted average is a value of risk weight weighted with EAD dilution.

(6) Residential mortgage exposures, qualifying revolving retail exposures, and other retail exposures

(Millions of Yen)

Types of exposure	PD estimated value weighted average	LGD estimated value weighted average	Risk weight weighted average	EAD estimated value		Commitment pre-withdrawal amount	Weighted average of estimated value of assessment rate which is to be multiplied by the non-withdrawal amount to the left
				On-balance sheet asset items	Off-balance sheet asset items		
Residential loan							
No term-beginning delay	0.17%	40.65%	14.82%	1,560,694	61,917	4,475	100.00%
Term-beginning delay	25.81%	40.93%	251.31%	9,974	813	—	—
Default	100.00%	41.16%	32.72%	7,585	1,009	—	—
Consumption loan							
No term-beginning delay	1.45%	64.83%	57.67%	32,082	29,119	68,780	27.06%
Term-beginning delay	26.63%	63.71%	184.73%	698	106	—	—
Default	100.00%	33.43%	114.84%	1,916	1,502	164	17.45%
Business type loan							
No term-beginning delay	2.85%	47.43%	64.57%	102,649	123,979	729	100.00%
Term-beginning delay	20.80%	49.75%	103.58%	978	905	—	—
Default	100.00%	49.92%	0.00%	2,092	2,182	—	—
Other							
Other than default	0.32%	14.59%	15.73%	1,544	2,197	238	100.00%
Default	100.00%	61.65%	—	76	66	22	100.00%
Total	1.54%	42.18%	23.66%	1,720,292	223,800	74,411	32.40%

Notes:
1. EAD Estimated value is an amount that takes into consideration the effect of credit risk reduction method.
2. Segmented pool classification is integrated into above classifications and shown.
3. PD estimated value weighted average, LGD estimated value weighted average, risk weight weighted average, and weighted average of estimated value of assessment rate by which to multiply the pre-withdrawal amount to the left are estimated values or risk weight by respective pool classifications weighted with EAD estimated value.

Actual loss amounts of portfolio applicable to internal ratings-based approach in the most recent term / actual value of the relevant term, and comparison with past actual value

(Millions of Yen)

Classification	Actual loss amount for FY2005	Actual loss amount for FY2006	Comparison with actual loss amount for previous year
Corporate exposures	104,033	47,428	(56,604)
Sovereign exposures	717	771	53
Bank exposures	—	—	—
Equity exposures applicable to the PD/LGD approach	—	—	—
Residential mortgage exposures	2,529	2,320	(208)
Qualifying revolving retail exposures	605	294	(310)
Other retail exposures	5,412	4,470	(942)
Total	113,297	55,285	(58,012)

Note: Actual loss amount is a total of the following amounts relating to exposures in default, not including reversal of reserve:
General reserve for possible loan losses provision amount, special reserve provision amount debt, rewrite-off reserve provision amount, special foreign receivables reserve account provision amount, credit risk adjusted amount relating to derivatives (up to here, portion for party requiring management), respective reserve for possible loan losses provision amount, reserve for contingent loss provision amount, debt write-off, loss on sale of receivables, loss on waiver of receivables, depreciation relating to equity exposures applicable to the PD/LGD approach, loss on sale.

[Analysis of Factors]

Actual loss amounts for the most recent term, FY2006, decreased by 58 billion yen compared to FY2005, centering on that for corporations.

This is primarily due to the fact that the number of cases of large respective loss amounts for corporations decreased in FY2006 compared to FY2005.

The ratio of parties newly falling under party requiring management or worse classification to the overall is almost the same from FY2005 to FY2006. Additionally, the reserve rate of reserve for possible loan losses based on the bad debt ratio and projected collectible amount, etc. is almost the same from FY2005 to FY2006.

As for the total credit amount—comparing the end of March 2005, end of March 2006, and end of March 2007—it was almost the same or slightly decreased.

Estimated value of loss amount of portfolio applicable to the internal ratings-based approach

(Millions of Yen)

Classification	Estimated value of loss amount for FY2007
Corporate exposures	125,462
Sovereign exposures	1,422
Bank exposures	1,844
Equity exposures applicable to the PD/LGD approach	254
Residential mortgage exposures	5,839
Qualifying revolving retail exposures	538
Other retail exposures	8,974
Total	144,337

Note: Estimated value of loss amount = EAD estimated value x PD estimated value x LGD estimated value

Matters Concerning Credit Risk Mitigation Measures

Amount of Exposure to which Credit Risk Reduction Method Has Been Applied

(Millions of Yen)

Classification	Amount of exposure to which qualified financial asset collateral has been applied	Amount of exposure to which qualified receivables collateral has been applied	Amount of exposure to which qualified real estate collateral has been applied	Amount of exposure to which qualified other collateral has been applied
Standardised approach	—	—	—	—
Internal ratings-based approach	1,258,580	11,039	300,085	175
Corporate exposures	237,075	11,039	276,712	175
Sovereign exposures	—	—	23,373	—
Bank exposures	1,021,504	—	—	—
Total	1,258,580	11,039	300,085	175

Amount of Exposure to which Guarantees and Credit Derivatives Have Been Applied

(Millions of Yen)

Classification	Amount of exposure to which guarantees have been applied	Amount of exposure to which credit derivatives have been applied
Standardised approach	—	—
Internal ratings-based approach	104,442	—
Corporate exposures	19,989	—
Sovereign exposures	84,149	—
Bank exposures	303	—
Total	104,442	—

Matters Concerning Risks of Transaction Partners in Derivative Products Transactions and Long-term Settlement Period Transactions

(1) Method used for calculation of credit equivalents

	Name
Method used for calculation of credit equivalents	Current exposure method

(2) Total amount of gross reconstruction cost (not less than zero)

(Millions of Yen)

	March 31, 2007
Total gross reconstruction cost amount	64,346

(3) Credit equivalents before taking into consideration effect of credit risk reduction method by collateral (for derivative product transactions, credit equivalents for each transaction classification is included)

(Millions of Yen)

	March 31, 2007
Credit equivalents before taking into consideration the effect of credit risk reduction method by collateral	61,938

(4) Total amount as indicated in (2) plus total amount of gross add-on minus the amount indicated in (3)

(Millions of Yen)

	March 31, 2007
Total amount as indicated in (2) and gross add-on total minus the amount as indicated in (3)	85,801

(5) Amount by type of collateral

(Millions of Yen)

Classification of acceptance or provision	Type of collateral	March 31, 2007
Accepted collateral	Government bonds	—
	Domestic stocks	—
	US bonds	—
	Cash (Euro)	—
	Other	—
Total		—
Deposited collateral	Government bonds	14,621
	Domestic stocks	2,315
	US bonds	1,176
	Cash (Euro)	8
	Other	—
Total		18,121

Notes:
1. Amount of collateral is indicated at market value.
2. Of deposited collateral, 14,114 million yen is deposited with liquidation institutions, etc.

(6) Credit equivalents after taking into consideration the effect of credit risk reduction method by collateral

(Millions of Yen)

	March 31, 2007
Credit equivalents after taking into consideration the effect of credit risk reduction method by collateral	61,987

(7) Credit derivative predicted principal amount that will be subject to calculation of credit equivalents

(Millions of Yen)

Classification of purchase or provision	Type of credit derivative	March 31, 2007 predicted principal
Protection purchase	Credit default swap	—
	Credit link bond	—
	Other	—
Total		—
Protection provision	Credit default swap	1,000
	Credit link bond	30,000
	Other	15,000
Total		46,000

(8) Estimated amount of principal of credit derivatives used to take into consideration the effect of credit risk reduction method

(Millions of Yen)

	March 31, 2007
Estimated amount of principal of credit derivatives used to take into consideration the effect of credit risk reduction method	—

Matters Concerning Securitization Exposure

Matters Concerning Securitization Exposure of which the Group is the Originator

(1) Total amount of original assets and breakdown by type of these primary original assets

(Millions of Yen)

Form of Securitization	March 31, 2007
Amount of original assets of asset transfer-type securitization transactions	828,591
Residential loan	824,359
Other	4,232
Amount of original assets of synthetic-type securitization transactions	—
Residential loan	—
Other	—
Total amount of original assets	828,591

(2) Of exposure composing original assets, amount of exposures three months or longer overdue or exposures in default amount, loss amount in current term, and breakdown by type of these primary original assets

(Millions of Yen)

Classification	Exposure amount	Loss amount in current term
Exposures three months or longer overdue	—	—
Residential loan	—	—
Other	—	—
Exposures in default	1,536	338
Residential loan	1,536	338
Other	—	—
Total	1,536	338

(3) Amount of securitization exposure held and breakdown by type of these primary original assets

(Millions of Yen)

Type of original assets	Amount of exposure
Residential loan	209,775
Other	2,838
Total	212,613

(4) Balance of securitization exposure held by risk weight classification of appropriate number and required capital amount

(Millions of Yen)

Risk weight	March 31, 2007	
	Balance	Required capital
Less than 20%	—	—
20% to less than 50%	—	—
50% to less than 100%	209,775	11,972
100% to less than 350%	—	—
Deduction of capital	2,682	2,682
Total	212,457	14,655

Notes:
1. Required capital amount = (credit risk weighted asset amount x 1.06) x 8% + expected loss amount
2. Out of securitization exposure held, as to I/O strips relating to real estate non-recourse loans (155 million yen), the amount is deducted as capital equivalent amount increased due to securitization.

(5) Capital equivalent amount increased due to securitization transaction and breakdown by original asset type

(Millions of Yen)

Type of original assets	March 31, 2007
Residential loan	43,517
Other	155
Total	43,673

(6) Amount of securitization exposure to be deducted from capital pursuant to provisions of Article 247 of the Capital Adequacy Ratio Notification and breakdown by original asset type

(Millions of Yen)

Type of original assets	March 31, 2007
Residential loan	—
Other	2,682
Total	2,682

(7) Matters concerning securitization exposure with early redemption provisions
N.A.

(8) Outline of exposure securitized in current term
N.A.

(9) Amount of profit/loss on sale recognized during the term accompanying securitization transactions and breakdown by primary original asset type
N.A.

(10) Amount of credit risk weighted assets calculated through application of Article 15 of the Supplementary Rules of Consolidated Capital Adequacy Ratio Notification
N.A.

Matters Concerning Securitization Exposure in which the Group is the Investor

(1) Amount of securitization exposure held and breakdown by type of original asset

(Millions of Yen)

Breakdown of original assets	March 31, 2007
Residential mortgage loan backed securities (RMBS)	110,643
Multi-borrower type commercial-use real estate backed securities (MCMBS)	3,599
Debt collateral certificate using credit derivative (Synthetic CDO)	15,014
First to default type credit link bond (CLN)	29,870
Loan backed by assets of monetary receivables including lease bonds (ABL)	503
Securitization of business (WBS)	48,572
Other	2,625
Total	210,829

(2) Balance of securitization exposure held by risk weight classification of appropriate number and required capital amount

(Millions of Yen)

Risk weight	March 31, 2007	
	Balance	Required capital amount
Less than 20%	123,413	810
20% to less than 50%	87,044	2,580
50% to less than 100%	—	—
100% to less than 350%	372	32
Deduction of capital	—	—
Total	210,829	3,422

Note: Required capital amount = (Credit risk weighted asset amount x 1.06) x 8%

(3) Amount of securitization exposure deducted from capital pursuant to provisions of Article 247 of the Capital Adequacy Ratio Notification and breakdown by type of original asset
N.A.

(4) Amount of credit risk weighted asset calculated with application of Article 15 of the Supplementary Rules of Capital Adequacy Ratio Notification
N.A.

Matters Concerning Equity Exposures including Investment in Bank Accounts

Amount Posted on Consolidated Balance Sheet and Market Value

(Millions of Yen)

Classification	March 31, 2007	
	Amount posted on consolidated balance sheet	Market value
Listed equity exposures	1,156,238	1,156,238
Equity exposure including investment or stocks, etc. other than above	96,870	
Total	1,253,108	

Amount of Profit/Loss Accompanying Sale and Write-Off of Equity Exposures including Investment

(Millions of Yen)

Breakdown	March 31, 2007
Profit/loss on sale	22,362
Amortization loss	6,333
Total	28,696

Amount of Appraisal Profit/Loss Recognized on Consolidated Balance Sheet and Not Recognized on Consolidated Profit and Loss Statements

(Millions of Yen)

	March 31, 2007
Amount of appraisal profit/loss recognized on consolidated balance sheet and not recognized on consolidated profit and loss statements	454,132

Note: Appraisal profit/loss relating to other securities that fall under equity exposures is described in above.

Amount of Appraisal Profit/Loss Not Recognized on Consolidated Balance Sheet and Not Recognized on Consolidated Profit and Loss Statements

N.A.

Amount Calculated into Tier II Capital Pursuant to Article 6, Paragraph 1 of the Capital Adequacy Ratio Notification

N.A.

Amount of Equity Exposures Applicable to Article 13 (Grandfathering) of Supplementary Rules of Capital Adequacy Ratio Notification

(Millions of Yen)

Classification	March 31, 2007
Listed equity exposures	444,753
Equity exposures other than above	95,287
Total	540,041

Note: As for the amount of equity exposures classified into other securities, smaller amount of either, the amount posted on the consolidated balance sheet or the acquisition cost is used.
As for the amount of equity exposures that is not classified into other securities, the amount posted on the consolidated balance sheet is used.

(Reference) Matters Concerning Equity Exposures including Investment in Trust Account with Compensation for Principal

Term-end Balance in Trust Account with Compensation for Principal

(Millions of Yen)

Classification	March 31, 2007
Listed equity exposures	4
Equity exposure including investment other than above	25,474
Total	25,479

Note: Term-end balance is the amount based on accounting processing of trust account with compensation for principal

Amount of Profit/Loss Accompanying Sale and Write-Off of Equity Exposures including Investment, etc. in Trust Accounts with Compensation for Principal

(Millions of Yen)

Breakdown	March 31, 2007
Profit/loss on sale	330
Amortization loss	(1,118)
Total	(788)

Note: Profit/loss on sale and amortization loss is the amount based on the accounting processing of trust accounts with compensation for principal

Amount of Equity Exposures Applicable to Article 13 (Grandfathering) of the Supplementary Rules of Capital Adequacy Ratio Notification in Trust Accounts with Compensation for Principal

(Millions of Yen)

Classification	March 31, 2007
Listed equity exposures	4
Equity exposures other than above	500
Total	504

Amount of Exposure Applicable to Credit Risk Weighted Asset Exposures Relating to Funds

(Millions of Yen)

Calculation Method	March 31, 2007
Exposure applicable to look-through formula (Note 1)	458,617
Exposure applicable to modified simple majority method (Note 2)	18,177
Exposure applicable to investment criteria formula (Note 3)	31
Exposure applicable to simple risk weight method (Note 4)	—
Those applicable to 400% risk weight	—
Those applicable to 1250% risk weight	—
Total	476,826

Notes:
1. In investment trusts, funds, repackaged bonds, etc. (the "Fund, etc."), the exposure in which the respective backed assets are obvious.
2. Exposure in which equity exposures makes up a majority of the assets backing up the Fund, etc.
3. Exposure in which the composing assets of the Fund, etc. are predictable since the operational standards are determined even though the respective assets that back up Fund, etc. are not obvious.
4. Exposure in which the respective assets backing up the Fund, etc. are not obvious, and does not fall under 1 to 3 above.

Variation Amount of Profit/Loss or Economic Value from Interest Rate Shock used by the Group for Internal Management with Regard to Interest Rate Risk in Bank Accounts

(Millions of Yen)

	March 31, 2007
Variation amount of profit/loss or economic value from interest rate shock	72,665

Note: Calculation is done by the same method as the outlier standard as provided in "General Supervision Guidelines for Major Banks, etc."
Since subject assets in consolidation target companies other than The Chuo Mitsui Trust and Banking Company, Limited are very few, and as internal management only manages on a non-consolidated basis, the value calculated for Chuo Mitsui Trust Banking and Company, Limited on a non-consolidated basis is indicated.
Interest rate shock to be applied: 99 percentile value of interest rate volatility measured with retention period of 1 year and observation period of 5 years.
Core deposit to be applied: 50% of current balance of liquid deposit (ordinary deposit, current deposit, etc.)

Non-consolidated Data

Means of Capital Procurement

Common stock
Non-cumulative perpetual preferred stock
Perpetual subordinated bonds
Fixed-term subordinated bonds

Credit Risk Weighted Assets

1. Type of internal ratings-based approach to be used: the foundation internal ratings-based approach

2. Scope of application of the internal ratings-based approach and scope of application of the standardised approach: for calculation of credit risk weighted assets, the foundation internal ratings-based approach is used in principle, however, the following scope shall be considered exempted from application and the standardised approach is used.

   [Application Exclusion Assets]
   Assets not occurring incidental to credit transactions or assets to which it is practically difficult to apply the internal ratings-based approach and besides there is little significance in credit risk management.

3. Rating agency used for the standardised approach: Rating and Investment Information, Inc.
   However, for corporate exposures, we apply 100% risk weight to all.

4. Securitization exposure
   Credit risk weighted asset amount calculation method:
   - for those with external ratings: the external ratings-based approach
   - for those without external ratings but possible to ascertain the original assets that back up the relevant securitization exposure: supervisory formula
   - for those without external ratings and not possible to ascertain the original assets that back up the relevant securitization exposure: capital deduction

   Rating agency to be used:
   Rating and Investment Information, Inc.
   Japan Credit Rating Agency, Ltd.
   Moody's Investors Service Inc.
   Standard & Poor's Ratings Services
   Fitch Ratings Limited

Operational Risks

- Method used in calculation of operational risk equivalents: the standardised approach

Matters Concerning Composition of Capital

Composition of Capital

(Millions of Yen)

Item	March 31, 2006 Former Standard	March 31, 2007 New Standard
Tier I capital		
Capital stock	356,437	358,173
Non-cumulative perpetual preferred stock of above	216,125	200,125
New stock application margin	—	—
Capital reserve	105,751	107,488
Other capital surplus	—	—
Retained earnings	13,004	16,006
Voluntary reserve	—	—
Income carried forward	200,889	—
Other retained earnings	—	300,262
Treasury stock (-)	—	—
Treasury stock application margin	—	—
Projected amount of distributed income (-)	—	15,010
Evaluation loss on securities (-)	—	—
Stock acquisition rights	—	—
Trade rights equivalent amount (-)	—	—
Intangible fixed asset equivalent posted by corporate consolidation (-)	—	—
Amount equivalent to capital increase due to securitization transactions (-)	—	43,673
Amount equivalent to 50% of the amount exceeding the expected loss from the qualifying reserve (-)	—	14,426
Total tier I capital before deduction of deferred tax assets (total amount of above respective items)	676,082	708,819
Amount of deferred tax assets deducted (-)	—	—
Total tier I capital (A)	676,082	708,819
Non-dilutive preferred securities with step-up interest rate provisions of above (Note 2) (B)	—	—
Tier II capital		
Amount equivalent to 45% of difference between land revaluation amount and carrying amount just before revaluation	—	—
General reserve for possible loan losses (Note 3)	38,206	—
Amount by which qualifying reserve exceeds expected loss amount (Note 4)	—	—
Liability type fundraising means, etc.	303,298	296,007
Perpetual subordinated bonds of above (Note 5)	146,069	146,507
Fixed-term subordinated bonds and fixed-term preferred stock of above (Note 6)	157,228	149,500
Amount not calculated into Tier II capital (-)	—	—
Total Tier II capital (C)	341,504	296,007
Items for deduction (Note 7) (D)	2,003	19,579
Capital Amount (E) = (A) + (C) — (D)	1,015,584	985,247
<For Reference>		
Risk weighted assets, etc.		
Credit risk weighted asset amount		
Asset (on-balance sheet) items	7,463,924	6,734,434
Off-balance sheet transaction items	1,293,944	1,116,883
Amount arrived at by dividing operational risk equivalents by 8%	—	463,962
Amount arrived at by multiplying {(amount arrived at by multiplying the rate prescribed in the Notification by the former required capital) minus (amount of new required capital)} by 25.0	—	—
Total (F)	8,757,868	8,315,280
Non-consolidated Capital Adequacy Ratio (Domestic Standard) = (E)/(F) x 100	11.59%	11.84%
(A)/(F) x 100	7.71%	8.52%
(B)/(A) x 100	—	—

Notes:
1. Composition of capital and capital adequacy ratio, etc. as of March 31, 2007 are calculated in accordance with Financial Services Agency Notification No. 19 of 2006 (the "Capital Adequacy Ratio Notification"), and Composition of capital and capital adequacy ratio, etc. as of March 31, 2006 are calculated in accordance with Ministry of Finance Notification No. 55 of 1993 (the "Former Capital Adequacy Ratio Notification").
2. Meaning those as provided in Article 40, Paragraph 2 of the Capital Adequacy Ratio Notification (Article 30, Paragraph 2 of the Former Capital Adequacy Ratio Notification), in other words, stock, etc., that has the probability of redemption including those adding a step-up interest rate and other special provisions (including preferred investment securities issued by overseas SPCs)
3. For March 31, 2007, amount of portion to which standardised approach is adopted is stated.
4. For trust account with compensation for principal, amount by which qualifying reserve exceeds expected loss amount is not posted.
5. Meaning liability fundraising means as indicated in Article 41, Paragraph 1, Item 3 of the Capital Adequacy Ratio Notification (Article 31, Paragraph 1, Item 3 of the Former Capital Adequacy Ratio Notification), and which have all of the characteristics as indicated below:
   (1) Unsecured, subordinated to other liabilities, and already paid.
   (2) Not to be redeemed, except for in certain cases.
   (3) Should supplement loss while business is ongoing.
   (4) That for which interest payment obligation postponement is allowed.

6. These are those indicated in Article 41, Paragraph 1, Items 4 and 5 of the Capital Adequacy Ratio Notification (Article 31, Paragraph 1, Items 4 and 5 of the Former Capital Adequacy Ratio Notification). However, for fixed-term subordinated bonds, there is a limitation to those with redemption periods exceeding 5 years from the agreement.
7. Amount equivalent to intentional holding of fundraising means of other financial institutions as indicated in Article 43, Paragraph 1, Item 1 of the Capital Adequacy Ratio Notification (Article 32, Paragraph 1, Item 1 of the Former Capital Adequacy Ratio Notification), and the amount that is to be deducted pursuant to the provisions of Items 2 to 5 thereof.
8. From the end of the 2002 consolidated fiscal term (March 31, 2003), as to the internal control system relating to calculation of the capital adequacy ratio, we have received examination services by Deloitte Touche Tohmatsu. The relevant examination services were an implementation of examination procedures agreed upon between Tohmatsu and us, and were not an accounting audit in accordance with the GAAS, nor did we receive their opinion on the capital adequacy ratio itself, or internal controls relating to the calculation of the capital adequacy ratio (the abovementioned examination procedures were in accordance with the Japanese Institute of Certified Public Accountants, Committee on Audit by Business Type, Report No. 30)
9. Non-consolidated capital adequacy ratio (No. 1 Standard (equal to International Unified Standard)), which constitutes a condition for adoption and continuous use of the internal ratings-based approach as prescribed in Article 238 of the Capital Adequacy Ratio Notification, is 12.97% (Tier I ratio: 8.07%)

Matters Concerning Capital Adequacy Levels

Required Capital Amount

(1) Required capital amount for credit risks (amount in (2) (3) shall be excluded)

(Millions of Yen)

Classification	March 31, 2007
Portfolio applicable to standardised approach	1,081
Accrued income	959
Prepaid expenses	70
Other assets	50
Portfolio applicable to the internal ratings-based approach	567,329
Corporate exposures	455,593
Sovereign exposures	1,409
Bank exposures	27,776
Residential mortgage exposures	26,430
Qualifying revolving retail exposures	1,038
Other retail exposures	21,902
Other exposures (Note 2)	33,179
Securitization exposure	61,751
Total (A)	630,162

Notes:
1. Shopping receivables, cash advance receivables, credit card incidental card loan receivables and receivables incidental to those.
2. Exposure regarding purchased receivables, unsettled transactions, lease transactions and other assets.
3. Calculation method of required capital amount for the credit risk is as follows (although the Company uses domestic standards, as we have adopted the foundation internal ratings-based approach, we use 8% for calculation of the required capital amount)
Portfolio applicable to the standardised approach: amount of credit risk weighted asset x 8% + capital deduction amount
Portfolio applicable to the internal ratings-based approach and securitization exposure: (amount of credit risk weighted asset x 1.06) x 8% + expected loss amount + capital deduction amount

(2) Required capital amount for the credit risk relating to equity exposures applicable to the internal ratings-based approach

(Millions of Yen)

Classification	March 31, 2007
Market-based approach	43,580
Simple risk weight method	43,580
PD/LGD approach	16,372
Those applicable to grandfathering (Note 1)	54,679
Total (B)	114,636

Notes:
1. Amount of credit risk weighted assets is calculated by placing risk weight as being 100%, pursuant to Article 13 of the Supplementary Rules of Capital Adequacy Ratio Notification
2. Calculation method of required capital amount to credit risk relating to equity exposures applicable to the internal ratings-based approach is as follows (although the Company uses domestic standards, as we have adopted the foundation internal ratings-based approach, we use 8% for calculation of the required capital amount)
Those applicable to simple risk weight method of the market-based approach: (amount of credit risk weighted asset x 1.06) x 8% + capital deduction amount
Those applicable to the PD/LGD approach is: (amount of credit risk weighted asset x 1.06) x 8% + expected loss amount + capital deduction amount
Those applicable to grandfathering: (amount of credit risk weighted asset x 1.06) x 8% + capital deduction amount

(3) Required capital amount for the credit risk relating to funds

(Millions of Yen)

Calculation Method	March 31, 2007
Look-through formula	76,552
Modified simple majority method	5,555
Operational standards method	10
Simple risk weight method	—
Those applicable to 400% risk weight	—
Those applicable to 1250% risk weight	—
Total (C)	82,118

Note: Calculation method of required capital amount for credit risk relating to funds is as follows (although the Company uses domestic standards, as we have adopted the foundation internal ratings-based approach, we use 8% for calculation of the required capital amount)
Look-through formula: (amount of credit risk weighted asset x 1.06) x 8% + expected loss amount + capital deduction amount
Other than look-through formula: (amount of credit risk weighted asset x 1.06) x 8% + capital deduction amount

(4) Required capital amount for operational risks

(Millions of Yen)

Classification	March 31, 2007
Gross profit distribution method	37,116
Total (D)	37,116

(5) Total amount of non-consolidated required capital

(Millions of Yen)

Classification	March 31, 2007
Total amount of non-consolidated required capital (Note 1)	665,222

Notes:
1. (Total amount of credit risk weighted asset + operational risk equivalents/8%) x 8%
2. Although the Company uses domestic standards, as we have adopted the foundation internal ratings-based approach, we use 8% for calculation of the principal requirements amount.

Matters Concerning Credit Risks

(except for matters regarding exposure applicable to credit risk weighted asset deemed calculation and securitization exposure)

Term-end Balance of Exposure Relevant to Credit Risks and Breakdown by Primary Types

(Millions of Yen)

Classification	March 31, 2007
Standardised approach	14,047
Loaned money, call loans, deposits, etc.	14,047
Securities	—
Derivative transactions	—
Off-balance sheet transactions	—
Commitment	—
Trusts with compensation for principal	—
Repo-style transactions	—
Other	—
Internal ratings-based approach	12,637,990
Loaned money, call loans, deposits, etc.	7,871,645
Securities	2,804,926
Derivative transactions	64,705
Off-balance sheet transactions	1,896,711
Commitment	356,204
Trusts with compensation for principal	696,845
Repo-style transactions	49,943
Other	793,717
Total	12,652,037

Notes:

1. The following values are used for above term-end balance:
   (1) On-balance sheet transactions: amount gained by deducting partial direct write-off from amount of exposure at default; however, for application exclusion portion (standardised approach), amount gained by deducting valuation gains on other securities from the amount posted on balance sheet.
   (2) Off-balance sheet transactions: credit equivalents; however, for repo-style transactions, exposure at default after credit risk mitigation.
   (3) Derivative transactions: credit equivalents.
   (4) Trust with compensation for principal: exposure at default less partial direct write-off.
2. Equity exposures and other assets, etc. as provided in Article 178 of the Capital Adequacy Ratio Notification (prepaid pension expenses, fixed assets, deferred tax assets, etc.) of 377,913 million yen is not included in above.
3. Internal ratings-based approach application exclusion portion and staged application portion is described in the standardised approach.
4. As this is the first year for application of Financial Services Agency Notification No. 15 of 2007, we have no data for calculation of the average balance of exposure during the term, so we do not disclose the average balance.

(1) Term-end Balance of Exposure by Region and Breakdown by Primary Types

(Millions of Yen)

Classification	March 31, 2007
Domestic	11,590,556
Loaned money, call loans, deposits, etc.	7,361,081
Securities	2,331,947
Derivative transactions	50,703
Off-balance sheet transactions	1,846,824
Commitment	347,986
Trusts with compensation for principal	696,814
Repo-style transactions	14,603
Other	787,419
Overseas	1,061,481
Loaned money, call loans, deposits, etc.	524,612
Securities	472,979
Derivative transactions	14,002
Off-balance sheet transactions	49,887
Commitment	8,217
Trusts with compensation for principal	31
Repo-style transactions	35,340
Other	6,297
Total	12,652,037

Notes:

1. The following values are used for above term-end balance:
   (1) On-balance sheet transactions: amount gained by deducting partial direct write-off from amount of exposure at default; however, for application exclusion portion (standardised approach), amount gained by deducting valuation gains on other securities from the amount posted on balance sheet.
   (2) Off-balance sheet transactions: credit equivalents; however, for repo-style transactions, exposure at default after credit risk mitigation.
   (3) Derivative transactions: credit equivalents.
   (4) Trust with compensation for principal: exposure at default less partial direct write-off.
2. Equity exposures and other assets, etc. as provided in Article 178 of the Capital Adequacy Ratio Notification (prepaid pension expenses, fixed assets, deferred tax assets, etc.) of 377,913 million yen is not included in above.
3. Internal ratings-based approach application exclusion portion and staged application portion is described in the standardised approach.

(2) Term-end Balance of Exposure by Business Type and Breakdown by Primary Type

(Millions of Yen)

Business Type	March 31, 2007
Sovereign	3,205,638
Central government	2,752,666
Loaned money, call loans, deposits, etc.	249,727
Securities	1,928,793
Derivative transactions	—
Off-balance sheet transactions	574,145
Commitment	—
Trusts with compensation for principal	24
Repo-style transactions	—
Other	574,120
Local public organizations	58,318
Loaned money, call loans, deposits, etc.	18,376
Securities	3,089
Derivative transactions	—
Off-balance sheet transactions	36,853
Commitment	—
Trusts with compensation for principal	6,917
Repo-style transactions	—
Other	29,935
Other	394,653
Loaned money, call loans, deposits, etc.	293,361
Securities	83,304
Derivative transactions	—
Off-balance sheet transactions	17,987
Commitment	—
Trusts with compensation for principal	11,618
Repo-style transactions	—
Other	6,369
Financial institutions	864,595
Loaned money, call loans, deposits, etc.	297,544
Securities	461,223
Derivative transactions	38,922
Off-balance sheet transactions	66,904
Commitment	14,065
Trusts with compensation for principal	1,777
Repo-style transactions	49,860
Other	1,201
Business corporation	6,224,761
Loaned money, call loans, deposits, etc.	5,026,197
Securities	328,517
Derivative transactions	25,783
Off-balance sheet transactions	844,262
Commitment	323,268
Trusts with compensation for principal	342,386
Repo-style transactions	83
Other	178,523
Individual	2,074,549
Loaned money, call loans, deposits, etc.	1,717,991
Securities	—
Derivative transactions	—
Off-balance sheet transactions	356,557
Commitment	18,869
Trusts with compensation for principal	334,121
Repo-style transactions	—
Other	3,566

(continues to right column)

(continued from left column)

(Millions of Yen)

Business Type	March 31, 2007
Special international financial transaction account portion	282,493
Loaned money, call loans, deposits, etc.	282,493
Securities	—
Derivative transactions	—
Off-balance sheet transactions	—
Commitment	—
Trusts with compensation for principal	—
Repo-style transactions	—
Other	—
Total	12,652,037

Notes:

1. The following values are used for above term-end balance:
   (1) On-balance sheet transactions: amount gained by deducting partial direct write-off from amount of exposure at default; however, for application exclusion portion (standardised approach), amount gained by deducting valuation gains on other securities from the amount posted on balance sheet,
   (2) Off-balance sheet transactions: credit equivalents; however, for repo-style transactions, exposure at default after credit risk mitigation,
   (3) Derivative transactions: credit equivalents,
   (4) Trust with compensation for principal: exposure at default less partial direct write-off.
2. Equity exposures and other assets, etc. as provided in Article 178 of the Capital Adequacy Ratio Notification (prepaid pension expenses, fixed assets, deferred tax assets, etc.) of 377,913 million yen is not included in above.

(Reference) Term-end Balance of Exposure by Business Type Relevant to Corporations and Breakdown by Primary Type

(Millions of Yen)

Business Type	March 31, 2007
Manufacturing	957,608
Loaned money, call loans, deposits, etc.	727,174
Securities	46,050
Derivative transactions	2,376
Off-balance sheet transactions	182,007
Commitment	137,915
Trusts with compensation for principal	18,649
Repo-style transactions	—
Other	25,443
Agriculture	946
Loaned money, call loans, deposits, etc.	942
Securities	—
Derivative transactions	0
Off-balance sheet transactions	3
Commitment	—
Trusts with compensation for principal	3
Repo-style transactions	—
Other	—
Forestry	215
Loaned money, call loans, deposits, etc.	215
Securities	—
Derivative transactions	—
Off-balance sheet transactions	—
Commitment	—
Trusts with compensation for principal	—
Repo-style transactions	—
Other	—
Fishery	4,345
Loaned money, call loans, deposits, etc.	4,343
Securities	—
Derivative transactions	2
Off-balance sheet transactions	—
Commitment	—
Trusts with compensation for principal	—
Repo-style transactions	—
Other	—
Mining industry	15,661
Loaned money, call loans, deposits, etc.	4,497
Securities	—
Derivative transactions	23
Off-balance sheet transactions	11,140
Commitment	—
Trusts with compensation for principal	16
Repo-style transactions	—
Other	11,124
Construction	131,341
Loaned money, call loans, deposits, etc.	93,475
Securities	4,507
Derivative transactions	234
Off-balance sheet transactions	33,123
Commitment	29,056
Trusts with compensation for principal	2,775
Repo-style transactions	—
Other	1,291

(continues to right column)

(continued from left column)

(Millions of Yen)

Business Type	March 31, 2007
Electricity, gas, heating, water	151,463
Loaned money, call loans, deposits, etc.	134,545
Securities	310
Derivative transactions	288
Off-balance sheet transactions	16,317
Commitment	6,035
Trusts with compensation for principal	7,328
Repo-style transactions	—
Other	2,953
Information communications	52,755
Loaned money, call loans, deposits, etc.	43,555
Securities	3,657
Derivative transactions	119
Off-balance sheet transactions	5,422
Commitment	5,187
Trusts with compensation for principal	216
Repo-style transactions	—
Other	18
Transportation	586,426
Loaned money, call loans, deposits, etc.	524,668
Securities	29,685
Derivative transactions	2,034
Off-balance sheet transactions	30,037
Commitment	19,739
Trusts with compensation for principal	10,001
Repo-style transactions	—
Other	296
Wholesale and retail	513,335
Loaned money, call loans, deposits, etc.	475,690
Securities	11,167
Derivative transactions	1,354
Off-balance sheet transactions	25,123
Commitment	16,426
Trusts with compensation for principal	5,196
Repo-style transactions	—
Other	3,500
Finance and insurance	1,226,170
Loaned money, call loans, deposits, etc.	1,099,966
Securities	3,731
Derivative transactions	15,408
Off-balance sheet transactions	107,064
Commitment	37,915
Trusts with compensation for principal	10,771
Repo-style transactions	83
Other	58,293
Real estate	1,555,424
Loaned money, call loans, deposits, etc.	1,314,062
Securities	142,239
Derivative transactions	2,742
Off-balance sheet transactions	96,380
Commitment	54,163
Trusts with compensation for principal	24,883
Repo-style transactions	—
Other	17,333

(continues to p. 181)

(continued from p. 180)

(Millions of Yen)

Business Type	March 31, 2007
Various services	561,177
Loaned money, call loans, deposits, etc.	442,652
Securities	87,152
Derivative transactions	1,030
Off-balance sheet transactions	30,341
Commitment	8,581
Trusts with compensation for principal	7,897
Repo-style transactions	—
Other	13,862
Other	467,889
Loaned money, call loans, deposits, etc.	160,407
Securities	14
Derivative transactions	168
Off-balance sheet transactions	307,300
Commitment	8,247
Trusts with compensation for principal	254,645
Repo-style transactions	—
Other	44,407
Total	6,224,761

Notes:

1. The following values are used for above term-end balance:
   (1) On-balance sheet transactions: amount gained by deducting partial direct write-off from amount of exposure at default; however, for application exclusion portion (standardised approach), amount gained by deducting valuation gains on other securities from the amount posted on balance sheet,
   (2) Off-balance sheet transactions: credit equivalents; however, for repo-style transactions, exposure at default after credit risk mitigation,
   (3) Derivative transactions: credit equivalents,
   (4) Trust with compensation for principal: exposure at default less partial direct write-off.
2. Equity exposures and other assets, etc. as provided in Article 178 of the Capital Adequacy Ratio Notification (prepaid pension expenses, fixed assets, deferred tax assets, etc.) of 377,913 million yen is not included in above.

(3) Term-end Balance of Exposure by Remaining Period Relevant to Corporations and Breakdown by Primary Type

(Millions of Yen)

Remaining Period	March 31, 2007
1 year or shorter	3,489,260
Loaned money, call loans, deposits, etc.	2,585,239
Securities	23,727
Derivative transactions	18,652
Off-balance sheet transactions	861,640
Commitment	117,029
Trusts with compensation for principal	62,542
Repo-style transactions	16,248
Other	665,820
Over 1 year to 3 years or shorter	1,969,514
Loaned money, call loans, deposits, etc.	1,498,275
Securities	238,195
Derivative transactions	4,268
Off-balance sheet transactions	228,774
Commitment	199,686
Trusts with compensation for principal	21,520
Repo-style transactions	459
Other	7,107
Over 3 years to 5 years or shorter	2,670,509
Loaned money, call loans, deposits, etc.	1,383,201
Securities	1,235,228
Derivative transactions	5,176
Off-balance sheet transactions	46,903
Commitment	24,073
Trusts with compensation for principal	20,508
Repo-style transactions	109
Other	2,212
Over 5 years to 7 years or shorter	1,078,381
Loaned money, call loans, deposits, etc.	429,207
Securities	608,087
Derivative transactions	1,971
Off-balance sheet transactions	39,115
Commitment	8,503
Trusts with compensation for principal	28,074
Repo-style transactions	—
Other	2,536
Over 7 years	3,228,280
Loaned money, call loans, deposits, etc.	1,965,387
Securities	650,666
Derivative transactions	34,636
Off-balance sheet transactions	577,591
Commitment	6,560
Trusts with compensation for principal	425,407
Repo-style transactions	33,127
Other	112,495
With no provision for period	216,091
Loaned money, call loans, deposits, etc.	24,382
Securities	49,021
Derivative transactions	—
Off-balance sheet transactions	142,687
Commitment	350
Trusts with compensation for principal	138,792
Repo-style transactions	—
Other	3,544
Total	12,652,037

(continues to right column)

(continued from left column)

Notes:
1. The following values are used for above term-end balance:
   (1) On-balance sheet transactions: amount gained by deducting partial direct write-off from amount of exposure at default; however, for application exclusion portion (standardised approach), amount gained by deducting valuation gains on other securities from the amount posted on balance sheet.
   (2) Off-balance sheet transactions: credit equivalents; however, for repo-style transactions, exposure at default after credit risk mitigation,
   (3) Derivative transactions: credit equivalents,
   (4) Trust with compensation for principal: exposure at default less partial direct write-off.
2. Equity exposures and other assets, etc. as provided in Article 178 of the Capital Adequacy Ratio Notification (prepaid pension expenses, fixed assets, deferred tax assets, etc.) of 377,913 million yen is not included in above.

Term-end Balance of Exposure Delay of Three Months or Longer and Exposures in Default and Breakdown by Primary Type

(1) Term-end balance of exposure by region

(Millions of Yen)

Classification	March 31, 2007		
	Domestic	Overseas	Total
Exposure delay of three months or longer (applicable to standardised approach)	—	—	—
Exposures in default (applicable to the internal ratings-based approach)	170,314	5,797	176,112
Total	170,314	5,797	176,112

Notes:
1. Equity exposures is not included in the above.
2. Internal ratings-based approach application exclusion portion and staged application portion is described in the standardised approach.

(2) Term-end balance of exposure by business type

(i) Exposures three months or longer overdue (applicable to standardised approach)

N.A.

(ii) Exposures in default (applicable to the internal ratings-based approach)

(Millions of Yen)

Business Type	March 31, 2007
Sovereign	35
Central government	—
Local public organizations	—
Other	35
Financial institutions	—
Corporations	147,468
Manufacturing	7,022
Agriculture	—
Forestry	—
Fishery	—
Mining industry	—
Construction	9,447
Electricity, gas, heating, water	223
Information communications	514
Transportation	90,941
Wholesale and retail	11,752
Finance and insurance	—
Real estate	13,122
Various services	10,913
Other	3,530
Individual	23,051
Special international financial transaction account portion	5,557
Total	176,112

Note: Equity exposures is not included in the above.

Term-end Balance and Amount of Variance during the Term of General Reserve for Possible Loan Losses, Respective Reserve for Possible Loan Losses, and Specified Overseas Receivables Reserve Account

(1) Balance of reserve by region

(Millions of Yen)

Type of Reserve	FY2006	
	Term end Balance	Term end Balance
General reserve for possible loan losses	54,553	16,347
Respective reserve for possible loan losses	14,432	(4,512)
Domestic	13,196	(4,435)
Overseas	1,235	(76)
Specified overseas receivables reserve account	521	(57)
Total	69,506	11,777

Notes:
1. Above is a description of the value in bank account.
2. General reserve for possible loan losses is not managed by region.

(2) Balance of respective reserve for possible loan losses by business type

(Millions of Yen)

Type of Reserve	FY2006	
	Term end Balance	Term end Balance
Sovereign	—	—
Central government	—	—
Local public organizations	—	—
Other	—	—
Financial institutions	—	—
Corporations	13,703	(4,613)
Manufacturing	709	(775)
Agriculture	—	—
Forestry	—	—
Fishery	—	—
Mining industry	—	—
Construction	4,377	3,461
Electricity, gas, heating, water	—	(22)
Information communications	—	—
Transportation	1,250	(2,248)
Wholesale and retail	816	516
Finance and insurance	—	—
Real estate	96	(1,734)
Various services	5,218	(3,732)
Other	1,235	(76)
Individual	728	100
Special international financial transaction account portion	—	—
Other	14,432	(4,512)

Note:
General reserve for possible loan losses and specified overseas receivables reserve account are not managed by business type.

Amount of Loan Amortized by Business Type

(Millions of Yen)

Business Type	Amount of loan amortized for FY2006
Sovereign	—
Central government	—
Local public organizations	—
Other	—
Financial institutions	—
Business corporations	8,118
Manufacturing	1,673
Agriculture	—
Forestry	—
Fishery	—
Mining industry	—
Construction	516
Electricity, gas, heating, water	25
Information communications	210
Transportation	404
Wholesale and retail	1,230
Finance and insurance	61
Real estate	429
Various services	3,562
Other	4
Individual	2,680
Special international financial transaction account portion	—
Total	10,798

Note:
Amount of loan amortized for trust account with compensation for principal is included in the above.

Balance for Each Risk Weight Classification as to Exposure Applicable to the Standardised Approach

(Millions of Yen)

Risk Weight	March 31, 2007		
		Rating applicable	Rating not applicable (Note)
0%	530	—	530
0% to 10%	—	—	—
10% to 35%	—	—	—
35% to 75%	14	—	14
75% to 100%	13,501	—	13,501
100% to 150%	—	—	—
Capital deduction	—	—	—
Total	14,047	—	14,047

Note: The Company as registered for application of special exceptions in Article 67 of Capital Adequacy Ratio Notification as to corporate exposures, so risk weight is uniformly 100%. The exposures applicable to the relevant special exceptions are described in the "rating not applicable" column.

Matters Concerning Exposures Applicable to Internal Rating System

(1) Balance of specialized lending using slotting criteria

(Millions of Yen)

Risk Weight	March 31, 2007
0%	607
50%	264,316
70%	441,751
90%	4,092
115%	16,657
250%	47,891
Total	775,318

Note: The Company does not hold loans for commercial real estate (with high volatility).

(2) Balance of equity exposures using simple risk weight method of the market-based approach

(Millions of Yen)

Risk Weight	March 31, 2007
300%	170,955
400%	263
Total	171,219

Note: As for balance of equity exposures classified into other securities, smaller amount of either the amount posted on the balance sheet or acquisition cost. For balance of equity exposures that is not classified into other securities, the amount posted on the balance sheet is used.

Matters Concerning Portfolio Applicable to the Internal Ratings-based Approach

(1) Corporate exposures

(Millions of Yen)

Credit Rating	PD Estimated Value Weighted Average	LGD Estimated Value Weighted Average	Risk Weight Weighted Average	EAD Estimated Value (Note 1)	
				On-balance Sheet Asset Items	Off-balance Sheet Asset Items
Normal borrowers	0.35%	44.50%	47.18%	3,834,455	841,102
Party requiring attention (except for party requiring management)	10.71%	43.24%	191.22%	520,960	131,905
Party requiring management	100.00%	42.56%		103,875	4,625
Party with possibility of collapse	100.00%	41.11%		32,075	14,865
Substantially collapsed party/collapsed party	100.00%	44.17%		37,176	8,477
Total	5.19%	44.28%	62.45%	4,528,543	1,000,976

Notes:
1. EAD Estimated value is an amount that took into consideration the effect of the credit risk reduction method.
2. Eleven internal ratings stages are integrated into five debtor classifications and indicated.
3. PD estimated value weighted average, LGD estimated value weighted average, and risk weight weighted average are either the estimated value of the respective internal ratings weighted with EAD estimated value, or the risk weight of the respective internal ratings weighted with EAD estimated value.

(2) Sovereign exposures

(Millions of Yen)

Credit Rating	PD Estimated Value Weighted Average	LGD Estimated Value Weighted Average	Risk Weight Weighted Average	EAD Estimated Value (Note 1)	
				On-balance Sheet Asset Items	Off-balance Sheet Asset Items
Normal borrowers	0.00%	44.92%	0.00%	2,574,880	628,985
Party requiring attention (except for party requiring management)	15.55%	45.00%	220.02%	27	—
Party requiring management	100.00%	45.00%		3,026	—
Party with possibility of collapse	—	—		—	—
Substantially collapsed party/collapsed party	100.00%	45.00%		35	6
Total	0.09%	44.92%	0.01%	2,577,970	628,992

Notes:
1. EAD Estimated value is an amount that took into consideration the effect of the credit risk reduction method.
2. Eleven internal ratings stages are integrated into five debtor classifications and indicated.
3. PD estimated value weighted average, LGD estimated value weighted average, and risk weight weighted average are either the estimated value of the respective internal ratings weighted with EAD estimated value, or the risk weight of the respective internal ratings weighted with EAD estimated value.

(3) Bank exposures

(Millions of Yen)

Credit Rating	PD Estimated Value Weighted Average	LGD Estimated Value Weighted Average	Risk Weight Weighted Average	EAD Estimated Value (Note 1)	
				On-balance Sheet Asset Items	Off-balance Sheet Asset Items
Normal borrowers	0.06%	45.13%	21.06%	907,623	103,921
Party requiring attention (except for party requiring management)	7.42%	52.47%	214.10%	40,053	128
Party requiring management	—	—		—	—
Party with possibility of collapse	—	—		—	—
Substantially collapsed party/collapsed party	—	—		—	—
Total	0.34%	45.41%	28.44%	947,677	104,050

Notes:
1. EAD Estimated value is an amount that took into consideration the effect of the credit risk reduction method.
2. Eleven internal ratings stages are integrated into five debtor classifications and indicated.
3. PD estimated value weighted average, LGD estimated value weighted average, and risk weight weighted average are either the estimated value of the respective internal ratings weighted with EAD estimated value, or the risk weight of the respective internal ratings weighted with EAD estimated value.

(4) Equity exposures using the PD/LGD approach

(Millions of Yen)

Credit Rating	PD Estimated Value Weighted Average	LGD Estimated Value Weighted Average	Risk Weight Weighted Average	EAD Estimated Value (Note 1)	
				On-balance Sheet Asset Items	Off-balance Sheet Asset Items
Normal borrowers	0.18%	90.00%	183.37%	81,253	24,974
Party requiring attention (except for party requiring management)	7.42%	90.00%	428.24%	1,589	—
Party requiring management	100.00%	90.00%		0	—
Party with possibility of collapse	—	—		—	—
Substantially collapsed party/collapsed party	—	—		—	—
Total	0.28%	90.00%	186.98%	82,843	24,974

Notes:
1. EAD Estimated value is an amount that took into consideration the effect of the credit risk reduction method.
2. Eleven internal ratings stages are integrated into five debtor classifications and indicated.
3. PD estimated value weighted average, LGD estimated value weighted average, and risk weight weighted average are either the estimated value of the respective internal ratings weighted with EAD estimated value, or the risk weight of the respective internal ratings weighted with EAD estimated value.

(5) Exposure relating to purchased receivables

(Millions of Yen)

Risk Weight Weighted Average	EAD Estimated Value (Note 1)	
	On-balance Sheet Asset Items	Off-balance Sheet Asset Items
33.70%	185,485	555

Notes:
1. EAD Estimated value is amount that takes into consideration the effect of credit risk reduction method.
2. This description is about Exposure to purchase corporations that do not use top-down approach.
3. Risk weight weighted average is a value of risk weight weighted with EAD dilution.

(6) Residential mortgage exposures, qualifying revolving retail exposures, and other retail exposures

(Millions of Yen)

Types of exposure	PD estimated value weighted average	LGD estimated value weighted average	Risk weight weighted average	EAD estimated value		Commitment pre-withdrawal amount	Weighted average of estimated value of assessment rate which is to be multiplied by the non-withdrawal amount to the left
				On-balance sheet asset items	Off-balance sheet asset items		
Residential loan							
No term-beginning delay	0.17%	40.65%	14.82%	1,560,694	61,911	4,475	100.00%
Term-beginning delay	25.81%	40.93%	251.31%	9,974	813	—	—
Default	100.00%	39.83%	32.72%	5,396	1,008	—	—
Consumption loan							
No term-beginning delay	1.07%	59.17%	42.40%	28,967	23,718	63,402	20.88%
Term-beginning delay	26.63%	63.71%	184.73%	698	106	—	—
Default	100.00%	30.10%	109.04%	1,397	1,500	163	16.77%
Business type loan							
No term-beginning delay	2.85%	47.44%	64.58%	102,587	123,979	729	100.00%
Term-beginning delay	20.80%	49.75%	103.58%	978	905	—	—
Default	100.00%	50.66%	0.00%	1,937	2,182	—	—
Other							
Other than default	0.32%	14.59%	15.73%	1,544	2,197	238	100.00%
Default	100.00%	61.65%	—	76	66	22	100.00%
Total	1.39%	41.93%	23.05%	1,714,253	218,390	69,032	27.13%

Notes:
1. EAD Estimated value is an amount that takes into consideration the effect of credit risk reduction method.
2. Segmented pool classification is integrated into above classifications and shown.
3. PD estimated value weighted average, LGD estimated value weighted average, risk weight weighted average, and weighted average of estimated value of assessment rate by which to multiply the pre-withdrawal amount to the left are estimated values or risk weight by respective pool classifications weighted with EAD estimated value.

Actual loss amount of portfolio applicable to the internal ratings-based approach in the most recent term / actual value of the relevant term, and comparison with past actual value

(Millions of Yen)

Classification	Actual loss amount for FY2005	Actual loss amount for FY2006	Comparison with actual loss amount for previous year
Corporate exposures	100,752	45,844	(54,908)
Sovereign exposures	717	771	53
Bank exposures	—	—	—
Equity exposures applicable to the PD/LGD approach	—	—	—
Residential mortgage exposures	117	159	41
Qualifying revolving retail exposures	5	0	(5)
Other retail exposures	4,020	3,296	(724)
Total	105,613	50,071	(55,542)

Note: Actual loss amount is total of following amounts relating to exposures in default, not including reversal of reserve:
General reserve for possible loan losses provision amount, special reserve provision amount, receivables depreciation reserve provision, special foreign receivables reserve account provision amount, debt credit risk adjusted amount relating to derivatives (up to here, portion for party requiring management), respective reserve for possible loan losses provision amount, reserve for contingent loss provision amount, debt write-off amount, loss on sale of receivables, loss on waiver of receivables, depreciation amount relating to equity exposures applicable to the PD/LGD approach, loss on sale.

[Analysis of Factors]

Actual loss amounts for the most recent term, FY2006, decreased by 55.5 billion yen compared to FY2005, centering on that oriented to business corporations.

This is primarily due to the fact that the number of projects with large loss amounts per case for those oriented to business corporations decreased in FY2006 compared to FY2005.

The ratio of parties newly falling under party requiring management or worse classification to the overall is almost the same from FY2005 to FY2006. Additionally, the reserve rate of reserve for possible loan losses considering the loan-loss ratio and projected collectible amount, etc. is almost the same from FY2005 to FY2006.

As for the total credit amount—comparing the end of March 2005, end of March 2006, and end of March 2007—it was almost the same or slightly decreased.

Estimated value of loss amount of portfolio applicable to the internal ratings-based approach

(Millions of Yen)

Classification	Estimated value of loss amount for FY2007
Corporate exposures	123,290
Sovereign exposures	1,383
Bank exposures	1,843
Equity exposures applicable to the PD/LGD approach	244
Residential mortgage exposures	4,853
Qualifying revolving retail exposures	447
Other retail exposures	8,423
Total	140,486

Note: Estimated value of amount of loss = EAD estimated value x PD estimated value x LGD estimated value

Matters Concerning Credit Risk Mitigation Measures

Amount of Exposure to which Credit Risk Reduction Method Has Been Applied

(Millions of Yen)

Classification	Amount of exposure to which qualified financial asset collateral has been applied	Amount of exposure to which qualified receivables collateral has been applied	Amount of exposure to which qualified real estate collateral has been applied	Amount of exposure to which qualified other collateral has been applied
Standardised approach	—	—	—	—
Internal ratings-based approach	1,260,073	11,039	285,636	175
Corporate exposures	238,569	11,039	262,263	175
Sovereign exposures	—	—	23,373	—
Bank exposures	1,021,504	—	—	—
Total	1,260,073	11,039	285,636	175

Amount of Exposure to which Guarantees and Credit Derivatives Have Been Applied

(Millions of Yen)

Classification	Amount of exposure to which guarantees have been applied	Amount of exposure to which credit derivatives have been applied
Standardised approach	—	—
Internal ratings-based approach	104,442	—
Corporate exposures	19,989	—
Sovereign exposures	84,149	—
Bank exposures	303	—
Total	104,442	—

Matters Concerning Risks of Transaction Partners in Derivative Products Transactions and Long-term Settlement Period Transactions

(1) Method used for calculation of credit equivalents

	Name
Method used for calculation of credit equivalents	Current exposure method

(2) Total amount of gross reconstruction cost (not less than zero)

(Millions of Yen)

	March 31, 2007
Total gross reconstruction cost amount	64,335

3) Credit equivalents before taking into consideration effect of credit risk reduction method by collateral (for derivative product transactions, credit equivalents for each transaction classification is included)

(Millions of Yen)

	March 31, 2007
Credit equivalents before taking into consideration the effect of credit risk reduction method by collateral	61,880

(4) Total amount indicated in (2) plus total amount of gross add-on minus the amount indicated in (3)

(Millions of Yen)

	March 31, 2007
Total amount indicated in (2) and gross add-on total minus the amount as indicated in (3)	85,801

(5) Amount by type of collateral

(Millions of Yen)

Classification of acceptance or provision	Type of collateral	March 31, 2007
Accepted collateral	Government bonds	—
	Domestic stocks	—
	US bonds	—
	Cash (Euro)	—
	Other	—
Total		—
Deposited collateral	Government bonds	14,621
	Domestic stocks	2,315
	US bonds	1,176
	Cash (Euro)	8
	Other	—
Total		18,121

Notes:
1. Amount of collateral is indicated at market value.
2. Of deposited collateral, 14,114 million yen is deposited with liquidation institutions, etc.

(6) Credit equivalents after taking into consideration the effect of credit risk reduction method by collateral

(Millions of Yen)

	March 31, 2007
Credit equivalents after taking into consideration the effect of credit risk reduction method by collateral	61,928

(7) Credit derivative predicted principal amount that will be subject to calculation of credit equivalents

(Millions of Yen)

Classification of purchase or provision	Type of credit derivative	March 31, 2007 predicted principal
Protection purchase	Credit default swap	—
	Credit link bond	—
	Other	—
Total		—
Protection provision	Credit default swap	1,000
	Credit link bond	30,000
	Other	15,000
Total		46,000

(8) Estimated amount of principal of credit derivatives used to take into consideration the effect of credit risk reduction method

(Millions of Yen)

	March 31, 2007
Estimated amount of principal of credit derivatives used to take into consideration the effect of credit risk reduction method	—

Matters Concerning Securitization Exposure

Matters Concerning Securitization Exposure of which the Company is the Originator

(1) Total amount of original assets and breakdown by type of these primary original assets

(Millions of Yen)

Form of Securitization	March 31, 2007
Amount of original assets of asset transfer-type securitization transactions	828,591
Residential loan	824,359
Other	4,232
Amount of original assets of synthetic-type securitization transactions	—
Residential loan	—
Other	—
Total amount of original assets	828,591

(2) Of exposure composing original assets, amount of exposure delay of three months or longer or exposures in default amount, current loss amount, and breakdown by type of these primary original assets

(Millions of Yen)

Classification	Exposure amount	Current loss amount
Exposure delay of three months or longer	—	—
Residential loan	—	—
Other	—	—
Exposures in default	1,536	—
Residential loan	1,536	—
Other	—	—
Total	1,536	—

(3) Amount of securitization exposure held and breakdown by type of these primary original assets

(Millions of Yen)

Type of original assets	Amount of exposure
Residential loan	209,775
Other	2,838
Total	212,613

(4) Balance of securitization exposure held by risk weight classification of appropriate number and required capital amount

(Millions of Yen)

Risk weight	March 31, 2007	
	Balance	Required capital amount
Less than 20%	—	—
20% to less than 50%	209,775	11,972
50% to less than 100%	—	—
100% to less than 350%	—	—
Deduction of capital	2,682	2,682
Total	212,457	14,655

Notes:
1. Required capital amount = (credit risk weighted asset amount x 1.06) x 8% + expected loss amount
2. Out of securitization exposure held, as to I/O strips relating to real estate non-recourse loans (155 million yen), the amount is deducted as capital equivalent amount increased due to securitization.

(5) Capital equivalent amount increased due to securitization transaction and breakdown by type of original assets

(Millions of Yen)

Type of original assets	March 31, 2007
Residential loan	43,517
Other	155
Total	43,673

(6) Amount of securitization exposure to be deducted from capital pursuant to provisions of Article 247 of the Capital Adequacy Ratio Notification and breakdown by type of original assets

(Millions of Yen)

Type of original assets	March 31, 2007
Residential loan	—
Other	2,682
Total	2,682

(7) Matters concerning securitization exposure with early redemption provisions

N.A.

(8) Outline of exposure securitized in current term

N.A.

(9) Amount of profit/loss on sale recognized during the term accompanying securitization transactions and breakdown by type of primary original assets

N.A.

(10) Amount of credit risk weighted assets calculated through application of Article 15 of the Supplementary Rules of Capital Adequacy Ratio Notification

N.A.

Matters Concerning Securitization Exposure in which the Company is the Investor

(1) Amount of securitization exposure held and breakdown of primary original assets by type

(Millions of Yen)

Breakdown of original assets	March 31, 2007
Residential loan backed securities (RMBS)	110,643
Multi-borrower type commercial-use real estate backed securities (MCMBS)	3,599
Debt collateral certificate using credit derivative (Synthetic CDO)	15,014
First to default type credit link bond (CLN)	29,870
Loan backed by assets of monetary receivables including lease bonds (ABL)	503
Securitization of business (WBS)	48,572
Other	2,625
Total	210,829

(2) Balance of securitization exposure held by risk weight classification of appropriate number and required capital amount

(Millions of Yen)

Risk weight	March 31, 2007	
	Balance	Required capital amount
Less than 20%	123,413	810
20% to less than 50%	87,044	2,580
50% to less than 100%	—	—
100% to less than 350%	372	32
Deduction of capital	—	—
Total	210,829	3,422

Note:
Required capital amount = (Credit risk weighted asset amount x 1.06) x 8%

(3) Amount of securitization exposure deducted from capital pursuant to provisions of Article 247 of the Capital Adequacy Ratio Notification and breakdown of original assets by type

N.A.

(4) Amount of credit risk weighted asset calculated with application of Article 15 of the Supplementary Rules of Capital Adequacy Ratio Notification

N.A.

Matters Concerning Equity Exposures including Investment in Bank Accounts

Amount Posted on Balance Sheet and Market Value

(Millions of Yen)

Classification	March 31, 2007	
	Amount posted on balance sheet	Market value
Listed equity exposures	998,093	998,093
Equity exposure including investment other than above	276,433	
Total	1,274,527	

Amount of Profit/Loss Accompanying Sale and Write-Off of Equity Exposures including Investment, etc.

(Millions of Yen)

Breakdown	March 31, 2007
Profit/loss on sale	14,216
Amortization loss	5,500
Total	19,716

Amount of Appraisal Profit/Loss Recognized on Balance Sheet and Not Recognized on Profit and Loss Statements

(Millions of Yen)

	March 31, 2007
Amount of appraisal profit/loss recognized on balance sheet and not recognized on profit and loss statements	376,093

Note: Appraisal profit/loss relating to other available-for-sale securities that fall under equity exposures is described in above.

Amount of Appraisal Profit/Loss Not Recognized on Balance Sheet and Not Recognized on Profit and Loss Statements

N.A.

Amount Calculated into Tier II Capital Pursuant to Article 18, Paragraph 1 of the Capital Adequacy Ratio Notification

N.A.

Amount of Equity Exposures Applicable to Article 13 (Grandfathering) of Supplementary Rules of Capital Adequacy Ratio Notification

(Millions of Yen)

Classification	March 31, 2007
Listed equity exposures	380,083
Equity exposures other than above	259,582
Total	639,665

Note: As for the amount of equity exposures classified into other securities, smaller amount of either the amount posted on the balance sheet or the acquisition cost is used.

As for the amount of equity exposures that is not classified into other securities, the amount posted on the balance sheet is used.

(Reference) Matters Concerning Equity Exposures including Investment in Trust Account with Compensation for Principal

Term-end Balance in Trust Account with Compensation for Principal

(Millions of Yen)

Classification	March 31, 2007
Listed equity exposures	4
Equity exposure including investment other than above	25,474
Total	25,479

Note: Term-end balance is the amount based on accounting processing of trust account with compensation for principal

Amount of Profit/Loss Accompanying Sale and Write-Off of Equity Exposures including Investment, etc. in Trust Accounts with Compensation for Principal

(Millions of Yen)

Breakdown	March 31, 2007
Profit/loss on sale	330
Amortization loss	(1,118)
Total	(788)

Note: Profit/loss on sale and amortization loss is the amount in accordance with the accounting processing of trust accounts with compensation for principal

Amount of Equity Exposures Applicable to Article 13 (Grandfathering) of the Supplementary Rules of Capital Adequacy Ratio Notification in Trust Accounts with Compensation for Principal

(Millions of Yen)

Classification	March 31, 2007
Listed equity exposures	4
Equity exposures other than above	500
Total	504

Amount of Exposure Applicable to Credit Risk Weighted Asset Deemed Calculation

(Millions of Yen)

Calculation Method	March 31, 2007
Exposure applicable to look-through formula (Note 1)	451,667
Exposure applicable to modified simple majority method (Note 2)	16,379
Exposure applicable to investment criteria formula (Note 3)	31
Exposure applicable to simple risk weight method (Note 4)	—
Those applicable to 400% risk weight	—
Those applicable to 1250% risk weight	—
Total	468,077

Notes:

1. In investment trusts, funds, repackaged bonds, etc. (the "Fund, etc."), the exposure in which the respective backed assets are obvious.
2. Exposure in which equity exposures makes up a majority of the assets backing up the Fund, etc.
3. Exposure in which the composing assets of the Fund, etc. are predictable since the operational standards are determined even though the respective assets that back up Fund, etc. are not obvious.
4. Exposure in which the respective assets backing up the Fund, etc. are not obvious, and does not fall under 1 to 3 above.

Variation Amount of Profit/Loss or Economic Value from Interest Rate Shock used by the Company for Internal Management with Regard to Interest Rate Risk in Bank Accounts

(Millions of Yen)

	March 31, 2007
Variation amount of profit/loss or economic value from interest rate shock	72,665

Note: Calculation is done by the same method as the outlier standard as provided in "General Supervision Guidelines for Major Banks, etc."
Interest rate shock to be applied: 99 percentile value of interest rate volatility measured with retention period of 1 year and observation period of 5 years.
Core deposit to be applied: 50% of current balance of liquid deposit (ordinary deposit, current deposit, etc.)

Basel II Related Data

Mitsui Asset Trust and Banking Company, Limited

Table of Contents

Non-Consolidated Data

Means of Capital Procurement	196
Credit Risk Weighted Assets	196
Operational Risks	196
Matters Concerning Composition of Capital	197
Matters Concerning Capital Adequacy Levels	198
Matters Concerning Credit Risks	198
Matters Concerning Credit Risk Mitigation Measures	201
Matters Concerning Risks of Transaction Partners in Derivative Products Transactions and Long-term Settlement Period Transactions	201
Matters Concerning Securitization Exposure	201
Matters Concerning Equity Exposures including Investment in Bank Accounts	201
Variation Amount of Profit/Loss or Economic Value from Interest Rate Shock used by the Company for Internal Management with Regard to Interest Rate Risk in Bank Accounts	201

Non-consolidated Data

Means of Capital Procurement

Common stock

Credit Risk Weighted Assets

1. Method to be used:	the standardised approach
2. Rating agency to be used:	Rating and Investment Information, Inc. However, for corporate exposures, etc., we apply 100% risk weight to all.

Operational Risks

• Method used in calculation of operational risk equivalents:	the standardised approach

Matters Concerning Composition of Capital

Composition of Capital

(Millions of Yen)

Item	March 31, 2006 Former Standard	March 31, 2007 New Standard
Tier I capital		
Capital stock	11,000	11,000
Non-cumulative perpetual preferred stock of above	—	—
New stock application margin	—	—
Capital reserve	21,246	21,246
Other capital surplus	—	—
Retained earnings	—	—
Voluntary reserve	—	—
Income carried forward	3,710	—
Other retained earnings	—	19,757
Treasury stock (-)	—	—
Treasury stock application margin	—	—
Projected amount of distributed income (-)	—	15,000
Evaluation loss on other securities (-)	9	28
Stock acquisition rights	—	—
Trade rights equivalent amount (-)	—	—
Intangible fixed asset equivalent posted by corporate consolidation (-)	—	—
Amount equivalent to capital increase due to securitization transactions (-)	—	—
Total tier I capital before deduction of deferred tax assets (total amount of above respective items)	—	—
Amount of deferred tax assets deducted (-)	—	—
Total Tier I capital (A)	35,947	36,975
Non-dilutive preferred securities with step-up interest rate provisions of above (Note 2) (B)	—	—
Tier II capital		
Amount equivalent to 45% of difference between land revaluation amount and book value just before revaluation	—	—
General reserve for possible loan losses	11	—
Liability type fundraising means, etc.	—	—
Perpetual subordinated bonds of above (Note 3)	—	—
Fixed-term subordinated bonds and fixed-term preferred stock of above (Note 4)	—	—
Amount not calculated into Tier II capital (-)	—	—
Total Tier II capital (C)	11	—
Items for deduction (Note 5) (D)	—	—
Capital Amount (E) = (A) + (C) − (D)	35,958	36,975
<For Reference>		
Risk weighted assets, etc.		
Credit risk weighted asset amount		
Asset (on-balance sheet) items	34,146	34,468
Off-balance sheet transaction items	—	—
Amount arrived at by dividing operational risk equivalents by 8%	—	91,265
Total (F)	34,146	125,733
Non-consolidated Capital Adequacy Ratio (Domestic Standard) = (E)/(F) x 100	105.30%	29.40%
(A)/(F) x 100	105.27%	29.40%
(B)/(A) x 100	—	—

Notes:

1. Composition of capital and the capital adequacy ratio, etc. as of March 31, 2007 are calculated in accordance with Financial Services Agency Notification No. 19 of 2006 (the "Capital Adequacy Ratio Notification"), and Composition of capital and the capital adequacy ratio, etc. as of March 31, 2006 are calculated in accordance with Ministry of Finance Notification No. 55 of 1993 (the "Former Capital Adequacy Ratio Notification").
2. Meaning those as provided in Article 40, Paragraph 2 of the Capital Adequacy Ratio Notification (Article 30, Paragraph 2 of the Former Capital Adequacy Ratio Notification), in other words, stock, etc., that has the probability of redemption, including those adding a step-up interest rate or other special provisions (including preferred investment securities issued by overseas SPCs)
3. Meaning liability type fundraising means as indicated in Article 41, Paragraph 1, Item 3 of the Capital Adequacy Ratio Notification (Article 31, Paragraph 1, Item 3 of the Former Capital Adequacy Ratio Notification), and which have all the characteristics as indicated below:
   (1) Unsecured, subordinated to other liabilities, and already paid,
   (2) Not to be redeemed, except for in certain cases.
   (3) Should supplement loss while business is ongoing.
   (4) That for which interest payment obligation postponement is allowed.
4. These are indicated in Article 41, Paragraph 1, Items 4 and 5 of the Capital Adequacy Ratio Notification (Article 31, Paragraph 1, Items 4 and 5 of the Former Capital Adequacy Ratio Notification). However, for fixed-term subordinated bonds, there is a limitation to those with redemption periods exceeding 5 years from the agreement.
5. Amount equivalent to intentional holding of fundraising means of other financial institutions as indicated in Article 43, Paragraph 1, Item 1 of the Capital Adequacy Ratio Notification (Article 32, Paragraph 1, Item 1 of the Former Capital Adequacy Ratio Notification), and the amount that is to be deducted pursuant to the provisions of Items 2 and 5 thereof.

Matters Concerning Capital Adequacy Levels

Required Capital Amount

(1) Required capital amount for credit risks

(Millions of Yen)

Classification	March 31, 2007
Portfolio applicable to the standardised approach	1,378
For financial institutions and securities companies	107
For corporations	56
Investment	8
Other	1,206
Securitization exposure	—
Total	1,378

Note:
Calculation method of required capital amount for credit risk is as follows
Amount of credit risk weighted asset x 4% + capital deduction amount

(2) Required capital amount for operational risks

(Millions of Yen)

Classification	March 31, 2007
Standardised approach	3,650
Total	3,650

(3) Total amount of non-consolidated required capital

(Millions of Yen)

Classification	March 31, 2007
Total amount of non-consolidated required capital (Note)	5,029

Note:
(Amount of credit risk weighted asset + operational risk equivalents/8%) x 4%

Matters Concerning Credit Risks

(except for matters regarding securitization exposure)

Term-end Balance of Exposure Relevant to Credit Risks and Breakdown by Primary Type

(Millions of Yen)

Classification	March 31, 2007
Loaned money, call loans, deposits, etc.	55,546
Securities	83,879
Off-balance sheet transactions	745
Total	140,171

Notes:
1. The following values are used for above term-end balance:
   (1) On-balance sheet transactions: amount gained by deducting valuation gains on other securities amount posted on balance sheet.
   (2) Off-balance sheet transactions: credit equivalents
2. Assets that fall under Article 77 of the Capital Adequacy Ratio Notification (prepaid pension expenses, fixed assets, deferred tax assets, etc.) of 19,599 million yen is not included in above.
3. As this is the first year for application of Financial Services Agency Notification No. 15 of 2007, we have no data for calculation of the average balance of exposure during the term, so we do not disclose the average balance.

(1) Term-end Balance of Exposure by Region and Breakdown by Primary Types

(Millions of Yen)

Classification	March 31, 2007
Domestic	140,171
Loaned money, call loans, deposits, etc.	55,546
Securities	83,879
Off-balance sheet transactions	745
Overseas	—
Loaned money, call loans, deposits, etc.	—
Securities	—
Off-balance sheet transactions	—
Total	140,171

Notes:
1. The following values are used for above term-end balance:
   (1) On-balance sheet transactions: amount gained by deducting valuation gains on other securities amount posted on balance sheet.
   (2) Off-balance sheet transactions: credit equivalents
2. Assets that fall under Article 77 of the Capital Adequacy Ratio Notification (prepaid pension expenses, fixed assets, deferred tax assets, etc.) of 19,599 million yen is not included in above.

(2) Term-end Balance of Exposure by Business Type and Breakdown by Primary Type

(Millions of Yen)

Business Type	March 31, 2007
Sovereign	115,269
Central government	114,523
Loaned money, call loans, deposits, etc.	30,644
Securities	83,879
Off-balance sheet transactions	—
Local public organizations	745
Loaned money, call loans, deposits, etc.	—
Securities	—
Off-balance sheet transactions	745
Other	—
Loaned money, call loans, deposits, etc.	—
Securities	—
Off-balance sheet transactions	—
Financial institutions	13,473
Loaned money, call loans, deposits, etc.	13,473
Securities	—
Off-balance sheet transactions	—
Business corporation	11,428
Loaned money, call loans, deposits, etc.	11,428
Securities	—
Off-balance sheet transactions	—
Individual	—
Loaned money, call loans, deposits, etc.	—
Securities	—
Off-balance sheet transactions	—
Other	0
Loaned money, call loans, deposits, etc.	0
Securities	—
Off-balance sheet transactions	—
Special international financial transaction account portion	—
Loaned money, call loans, deposits, etc.	—
Securities	—
Off-balance sheet transactions	—
Total	140,171

(continues to right column)

(continued from left column)

Notes:
1. The following values are used for above term-end balance:
   (1) On-balance sheet transactions: amount gained by deducting valuation gains on other securities amount posted on balance sheet,
   (2) Off-balance sheet transactions: credit equivalents
2. Assets that fall under Article 77 of the Capital Adequacy Ratio Notification (prepaid pension expenses, fixed assets, deferred tax assets, etc.) of 19,599 million yen is not included in above.

(Reference) Term-end Balance of Exposure by Business Type relevant to Business Corporations and Breakdown by Primary Type

(Millions of Yen)

Business Type	March 31, 2007
Manufacturing	—
Loaned money, call loans, deposits, etc.	—
Securities	—
Off-balance sheet transactions	—
Agriculture	—
Loaned money, call loans, deposits, etc.	—
Securities	—
Off-balance sheet transactions	—
Forestry	—
Loaned money, call loans, deposits, etc.	—
Securities	—
Off-balance sheet transactions	—
Fishery	—
Loaned money, call loans, deposits, etc.	—
Securities	—
Off-balance sheet transactions	—
Mining industry	—
Loaned money, call loans, deposits, etc.	—
Securities	—
Off-balance sheet transactions	—
Construction	—
Loaned money, call loans, deposits, etc.	—
Securities	—
Off-balance sheet transactions	—
Electricity, gas, heating, water	—
Loaned money, call loans, deposits, etc.	—
Securities	—
Off-balance sheet transactions	—
Information communications	—
Loaned money, call loans, deposits, etc.	—
Securities	—
Off-balance sheet transactions	—
Transportation	91
Loaned money, call loans, deposits, etc.	91
Securities	—
Off-balance sheet transactions	—
Wholesale and retail	—
Loaned money, call loans, deposits, etc.	—
Securities	—
Off-balance sheet transactions	—
Finance and insurance	457
Loaned money, call loans, deposits, etc.	457
Securities	—
Off-balance sheet transactions	—
Real estate	834
Loaned money, call loans, deposits, etc.	834
Securities	—
Off-balance sheet transactions	—
Various services	—
Loaned money, call loans, deposits, etc.	—
Securities	—
Off-balance sheet transactions	—
Other	10,045
Loaned money, call loans, deposits, etc.	10,045
Securities	—
Off-balance sheet transactions	—
Total	11,428

(continues to right column)

(continued from left column)

Notes:
1. The following values are used for above term-end balance:
   (1) On-balance sheet transactions: amount gained by deducting valuation gains on other securities amount posted on balance sheet,
   (2) Off-balance sheet transactions: credit equivalents
2. Assets that fall under Article 77 of the Capital Adequacy Ratio Notification (prepaid pension expenses, fixed assets, deferred tax assets, etc.) of 19,599 million yen is not included in above.

(3) Term-end Balance of Exposure by Remaining Period and Breakdown by Primary Type

(Millions of Yen)

Remaining Period	March 31, 2007
1 year or shorter	138,409
Loaned money, call loans, deposits, etc.	54,529
Securities	83,879
Off-balance sheet transactions	—
Over 1 year to 3 years or shorter	—
Loaned money, call loans, deposits, etc.	—
Securities	—
Off-balance sheet transactions	—
Over 3 years to 5 years or shorter	—
Loaned money, call loans, deposits, etc.	—
Securities	—
Off-balance sheet transactions	—
Over 5 years to 7 years or shorter	—
Loaned money, call loans, deposits, etc.	—
Securities	—
Off-balance sheet transactions	—

(continues to right column)

(continued from left column) (Millions of Yen)

Remaining Period	March 31, 2007
Over 7 years	745
Loaned money, call loans, deposits, etc.	—
Securities	—
Off-balance sheet transactions	745
With no provision for period	1,016
Loaned money, call loans, deposits, etc.	—
Securities	—
Off-balance sheet transactions	—
Total	140,171

Notes:
1. The following values are used for above term-end balance:
(1) On-balance sheet transactions: amount gained by deducting valuation gains on other securities amount posted on balance sheet.
(2) Off-balance sheet transactions: credit equivalents
2. Assets that fall under Article 77 of the Capital Adequacy Ratio Notification (prepaid pension expenses, fixed assets, deferred tax assets, etc.) of 19,599 million yen is not included in above.

Term-end Balance of Exposure Delay of Three Months or Longer and Breakdown by Primary Type

N.A.

Term-end Balance and Amount of Variance during the Term of General Reserve for Possible Loan Losses, Respective Reserve for Possible Loan Losses, and Specified Overseas Receivables Reserve Account

(Millions of Yen)

Type of Reserve	FY2006	
	Term end Balance	Variance during Term
General reserve for possible loan losses	—	(11)
Respective reserve for possible loan losses	—	—
Domestic	—	—
Overseas	—	—
Specified overseas receivables reserve account	—	—
Total	—	(11)

Note:
General reserve for possible loan losses is not managed by region.

Balance of Respective Reserve for Possible Loan Losses by Business Type

N.A.

Amount of Loan Amortized by Business Type

N.A.

Balance by Risk Weight Classification for Exposure Applicable to the Standardised Approach

(Millions of Yen)

Risk Weight	March 31, 2007		
		Rating applicable	Rating not applicable (Note)
0%	115,269	—	115,269
0% to 10%	—	—	—
10% to 35%	13,473	—	13,473
35% to 75%	—	—	—
75% to 100%	11,428	—	11,428
100% to 150%	—	—	—
Capital deduction	—	—	—
Total	140,171	—	140,171

Note: The Company has registered for application of special exceptions in Article 67 of Capital Adequacy Ratio Notification as to exposure oriented to corporations, etc., so risk weight is uniformly 100%. Therefore, the exposures applicable to the relevant special exceptions are described in the "rating not applicable" column.

Matters Concerning Credit Risk Mitigation Measures

N.A.

Matters Concerning Risks of Transaction Partners in Derivative Products Transactions and Long-term Settlement Period Transactions

N.A.

Matters Concerning Securitization Exposure

N.A.

Matters Concerning Equity Exposures including Investment, etc. in Bank Accounts

Amount Posted on Balance Sheet and Market Value

(Millions of Yen)

Classification	March 31, 2007	
	Amount posted on balance sheet	Market value
Listed equity exposures	—	—
Exposure including investments, etc. or stock, etc. other than above	216	
Total	216	

Amount of Profit/Loss Accompanying Sale and Write-Off of Equity Exposures including Investment, etc.

N.A.

Amount of Appraisal Profit/Loss Recognized on Balance Sheet and Not Recognized on Profit and Loss Statements

N.A.

Amount of Appraisal Profit/Loss Not Recognized on Balance Sheet and Not Recognized on Profit and Loss Statements

N.A.

Amount Calculated into Supplementary Items Pursuant to Article 18, Paragraph 1 of the Capital Adequacy Ratio Notification

N.A.

Variation Amount of Profit/Loss or Economic Value from Interest Rate Shock used by the Company for Internal Management with Regard to Interest Rate Risk in Bank Accounts

(Millions of Yen)

	March 31, 2007
Variation amount of profit/loss or economic value from interest rate shock	98

Note: Since the assets to be subject to management are very few, these are managed in a single unit as risk in internal management, and management limited to interest rate risk is not performed. For reference values, values calculated in accordance with the outlier standard provided in "General Supervision Guidelines for Major Banks, etc." is indicated.
Interest rate shock to be applied: 99 percentile value of interest rate volatility measured with retention period of 1 year and observation period of 5 years.

Directors, Corporate Auditors and Executive Officers

As of August 1, 2007

Mitsui Trust Holdings, Inc.

Chairman
Kiichiro Furusawa*

President
Kazuo Tanabe*

Deputy President
Tomohiro Ito*

Senior Managing Directors
Jun Okuno
Ken Sumida

Managing Director
Tadashi Kawai

Corporate Auditors
Kimihiro Funahashi
Hiroaki Sasaki
Shigenori Koda
Yasuhiro Yonezawa
Yasuhiko Takano

Senior Executive Officer
Nobuo Iwasaki

* *Representative directors*

The Chuo Mitsui Trust and Banking Company, Limited

President
Kazuo Tanabe*

Deputy President
Masaharu Kodaka*

Corporate Auditors
Junichi Sahara
Shigenori Koda
Yasuhiko Takano

First Senior Executive Officers
Itaru Masuda**
Jun Okuno
Ken Sumida

Senior Executive Officers
Toshiro Harada
Tetsuji Tada
Kiichiro Kurimoto
Kunitaro Kitamura
Mamoru Kawakami
Nobuo Iwasaki

Executive Officers
Takashi Kamikanda
Shunichi Sakata
Shigeru Sasagawa
Naoya Shoji
Katsuhiko Kudo
Tetsuo Amano
Yoshiki Kiyono
Shinji Ochiai
Yoichi Nakae

* *Representative directors*
** *Directors*

Mitsui Asset Trust and Banking Company, Limited

President
Tadashi Kawai*

First Senior Executive Officers
Teruo Watanabe**

Senior Executive Officer
Koichi Suzuki**

Corporate Auditors
Hiroaki Sasaki
Haruo Shikano
Yasuhiro Yonezawa

Executive Officers
Taro Kiritani
Yasuo Kuwana
Yasuhiro Wakasa

* *Representative director*
** *Directors*

Organization

As of August 1, 2007

Mitsui Trust Holdings, Inc.

General Meeting of Shareholders

Corporate Auditors

Board of Corporate Auditors

Board of Directors

Executive Committee

Management Council

Advisory Board

- Committee
- Corporate Auditors Office
- Secretariat
- General Planning Dept.
- Planning and Coordination Dept.
- General Affairs Dept.
- Personnel Dept.
- Risk Management Dept.
- Compliance Dept.
- Legal Dept.
- Operations Administration Dept.
- System Planning Dept.
- Internal Audit Dept.

The Chuo Mitsui Trust and Banking Company, Limited



General Meeting of Shareholders
Corporate Auditors
Board of Corporate Auditors
Board of Directors
Executive Committee
Committee
Corporate Auditors Office
Secretariat
Corporate Planning Dept.
Planning and Coordination Dept.
General Affairs Dept.
Personnel Dept.
Risk Management Dept.
Compliance Dept.
Legal Dept.
Customer Service Dept.
Treasury Dept.
Business Planning Dept.
Direct Channel Business Dept.
Loan Planning Dept.
Corporate Business Promotion Dept.
Business Loan Dept.
Structured Finance Dept.
Alternative Investment Dept.
Credit Supervision Dept. I
Credit Supervision Dept. II
Head Office Business Depts.
Domestic Branches
Global Finance Dept.
Representative Office
Settlement Administration Dept.
Real Estate Planning and Administration Dept.
Real Estate Business Dept. I
Real Estate Business Dept. II
Real Estate Business Dept. III
Real Estate Investment Promotion Dept. I
Real Estate Investment Promotion Dept. II
Real Estate Investment Advisory Dept.
Real Estate Supervision Dept.
Stock Transfer Agency Dept.
Stock Transfer Agency Business Dept.
Stock Transfer Agency Business Promotion Dept.
Operations Administration Dept.
System Planning Dept.
Internal Audit Dept.

Mitsui Asset Trust and Banking Company, Limited



General Meeting of Shareholders
Corporate Auditors
Board of Corporate Auditors
Board of Directors
Executive Committee
Corporate Auditors Office
Secretariat
Corporate Planning Dept.
Planning and Coordination Dept.
General Affairs Dept.
Personnel Dept.
Risk Management
Compliance Dept.
Legal Dept.
Trust Assets Planning Dept.
Pension Business Dept. I
Pension Business Dept. II
Pension Business Dept. III
Institutional Business Dept.
Nagoya Branch
Osaka Branch
Pension Consulting Dept.
Pension Trust Dept.
Trust Assets Administration Dept.
Investment Planning Dept.
Pension Fund Investment Dept.
Public Fund Investment Dept.
Equity Dept.
Fixed Income Investment Dept.
Quantitative Investment Dept.
Fund Business and Alternative Investment Dept.
Operations Administration Dept.
System Planning Dept.
Internal Audit Dept.

Major Associated Companies

As of August 1, 2007

Mitsui Trust Holdings, Inc.

	Services	Capital (Millions of yen)
Japan Trustee Services Bank, Ltd.	Trust and banking	51,000

The Chuo Mitsui Trust and Banking Company, Limited

	Services	Capital (Millions of yen)
Chuo Mitsui Guarantee Co., Ltd.	Credit guarantee services	301
Chuo Mitsui Card Co., Ltd.	Credit card services	300
Chuo Mitsui Realty Co., Ltd.	Real estate brokerage	300
Chuo Mitsui Capital Co., Ltd.	Venture capital	497
Chuo Mitsui Stock Transfer Agency Business Co., Ltd.	Stock transfer agency services	6,000
Chuo Mitsui Asset Management Co., Ltd.	Investment advisory and investment trust	300
Chuo Mitsui Information Technology Co., Ltd.	Computer-related services	200
CMTB Equity Investments Co., Ltd.	Investment, management and administration of stocks	100
Chuo Mitsui Finance Service Co., Ltd.	Finance	500
Tokyo Securities Transfer Agent Co., Ltd.	Stock transfer agency services	45

Overseas Network

As of November 1, 2007

Representative Offices

The Chuo Mitsui Trust and Banking Company, Limited

New York Representative Office
Akihiko Koda
Chief Representative
655 Third Avenue, 26th Floor
New York, N.Y. 10017-5617, U.S.A.
Telephone: 1-212-309-1900
Telefax: 1-212-599-1726

Singapore Representative Office
Toru Aoki
Chief Representative
8 Shenton Way
#14-02
Singapore 068811
Republic of Singapore
Telephone: 65-6532-2353
Telefax: 65-6532-6155

Beijing Representative Office
Hiroo Tamura
Chief Representative
Room 5011, 5th Floor,
Chang Fu Gong Office Building
No. 26, Jianguomenwai Dajie,
Chaoyang District, Beijing 100022
People's Republic of China
Telephone: 86-10-6559-8556
Telefax: 86-10-6559-8592

Overseas Subsidiaries

Chuo Mitsui Trust Holdings, Inc.

MTH Preferred Capital 1 (Cayman) Limited
P.O. Box 309, George Town
Grand Cayman
Cayman Islands, B.W.I.

MTH Preferred Capital 2 (Cayman) Limited
P.O. Box 309, George Town
Grand Cayman
Cayman Islands, B.W.I.

MTH Preferred Capital 3 (Cayman) Limited
P.O. Box 309, George Town
Grand Cayman
Cayman Islands, B.W.I.

MTH Preferred Capital 4 (Cayman) Limited
P.O. Box 309, George Town
Grand Cayman
Cayman Islands, B.W.I.

MTH Preferred Capital 5 (Cayman) Limited
P.O. Box 309, George Town
Grand Cayman
Cayman Islands, B.W.I.

The Chuo Mitsui Trust and Banking Company, Limited

Chuo Mitsui Investments, Inc.
Hajime Kobayashi
President & CEO
655 Third Avenue, 26th Floor
New York, N.Y. 10017-5617, U.S.A.
Telephone: 1-212-309-1920
Telefax: 1-212-599-2128

Chuo Mitsui Investments, Singapore Pte. Ltd.
Mitsunobu Okuda
Managing Director
8 Shenton Way
#14-02
Singapore 068811
Republic of Singapore
Telephone: 65-6220-9527
Telefax: 65-6220-9528

Chuo Mitsui Trust International Ltd.
Hisanori Ito
Managing Director
7th Floor, Triton Court
14 Finsbury Square
London EC2A 1BR, U.K.
Telephone: 44-20-7847-8400
Telex: 945831 MTINTL G
Telefax: 44-20-7847-8500

MTI Finance (Cayman) Ltd.
P.O. Box 309, George Town
Grand Cayman
Cayman Islands, B.W.I.

MTI Capital (Cayman) Ltd.
P.O. Box 309, George Town
Grand Cayman
Cayman Islands, B.W.I.

Chuo Finance (Cayman) Ltd.
P.O. Box 309, George Town
Grand Cayman
Cayman Islands, B.W.I.

Investor Information

As of March 31, 2007

Mitsui Trust Holdings, Inc.

Registered Head Office
33-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574, Japan
Telephone: 81-3-5445-3500
Telefax: 81-3-5232-8879
Web site: http://www.mitsuitrust-fg.co.jp

Date of Establishment
February 1, 2002

Capital Stock
¥261,608 million

Number of Shares Authorized
4,318,488 thousand shares
Common: 4,068,332 thousand shares
Class II preferred: 93,750 thousand shares
Class III preferred: 156,406 thousand shares*

Number of Shares Issued
Common: 905,329 thousand
Class II preferred: 93,750 thousand
Class III preferred: 156,406 thousand*

Number of Shareholders
Common: 19,686
Preferred: 1

* *23,125 thousand shares of Class III preferred stock were converted into 82,222 thousand shares of common stock in July 2007.*

Major Shareholders

(a) Common stock

Name	Number of shares held (Thousands)	Percentage of total shares (%)
The Chase Manhattan Bank, NA London	88,756	9.80
Japan Trustee Services Bank, Ltd. (Trust account)	48,946	5.40
The Master Trust Bank of Japan, Ltd. (Trust account)	28,344	3.13
State Street Bank and Trust Company	21,603	2.38
Japan Trustee Services Bank, Ltd. (Re-trusted by Mitsui Asset Trust and Banking Co., Ltd. Composite trust account held for Toyota Motor Corporation)	15,226	1.68
Mitsui Life Insurance Company Limited	13,648	1.50
Tobu Railway Co., Ltd.	13,355	1.47
Goldman Sachs International	10,294	1.13
Japan Trustee Services Bank, Ltd. (Re-trusted by Mitsui Asset Trust and Banking Co., Ltd. Composite trust account held for Nagoya Railroad Co., Ltd.)	10,060	1.11
Japan Trustee Services Bank, Ltd. (Trust account 4)	9,817	1.08
Total	260,049	28.68

(b) The Resolution and Collection Corporation maintains all of the Company's preferred stocks.

Stock type	Number of shares held (Thousands)	Percentage of total shares (%)
Class II	93,750	100.00
Class III*	156,406	100.00

Certified Public Accountants
Deloitte Touche Tohmatsu
(a Japanese member firm of Deloitte Touche Tohmatsu, a Swiss Verein)
MS Shibaura Building
13-23, Shibaura 4-chome
Minato-ku, Tokyo 108-8530, Japan

Further Information
For further information, please contact:
Investor Relations Group
Planning and Coordination Department
Mitsui Trust Holdings, Inc.
33-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574, Japan

Company Information

The Chuo Mitsui Trust and Banking Company, Limited

Registered Head Office
33-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574, Japan
Telephone: 81-3-5232-3331
Telefax: 81-3-5232-8879
Telex: TRUSTMIT J26397
S.W.I.F.T. Address: MTRB JPJT
Web site: http://www.chuomitsui.co.jp

Mitsui Asset Trust and Banking Company, Limited

Registered Head Office
23-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574, Japan
Telephone: 81-3-5232-8111
Telefax: 81-3-5232-8506
Web site: http://www.mitsuiasset.co.jp

■ Disclosure Policy

Financial institutions have a social responsibility and a public mission to uphold. Well aware of the importance of this task, Chuo Mitsui Trust Group actively executes disclosure of business data to elicit greater confidence from investors and shareholders.

Chuo Mitsui Trust Holdings prioritizes a high level of management transparency. This basic principle guides the Company in providing timely, fair and unembellished information on the activities of the entire Group.

Chuo Mitsui Trust Holdings utilizes the Internet to disclose a wide range of investor relations (IR) information. The Company's Web site grants access to a page that links to materials prepared for domestic institutional investor information meetings as well as an audio-visual presentation of the actual information meetings. The Company provides English translations of the Japanese originals.

The Company also maintains a page designed specifically for individual investors to ensure thorough access to IR information by all investors.

Chuo Mitsui and Chuo Mitsui Asset also have their own Web sites, through which each bank presents a wide range of information about respective products and services.

Ongoing efforts to provide clients and shareholders with various disclosure materials will promote a deeper understanding of Chuo Mitsui Trust Group.


中央三井トラスト・ホールディングス
IR Materials
中央三井トラスト・ホールディングス
English
A Message from the President
Group Outline
Annual Report
Financial Data
News Release
IR Materials
Rating Information
FAQs, Analyst Coverage, IR Calendar
CSR (Corporate Social Responsibility)

http://www.chuomitsui.jp/english/




Chuo Mitsui Trust Group




END


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